As filed with the Securities and Exchange Commission on October 9, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Interactive Data Holdings Corporation

(Exact name of registrant as specified in its charter)

Delaware	6200	27-3052291
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

32 Crosby Drive

Bedford, Massachusetts 01730

(781) 687-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Vincent A. Chippari

Managing Director and Chief Financial Officer

Interactive Data Holdings Corporation

32 Crosby Drive

Bedford, Massachusetts 01730

(781) 687-8500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

William B. Brentani Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 Tel: (650) 251-5000 Fax: (650) 251-5002	Michael Kaplan Sophia Hudson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000 Fax: (212) 701-5111

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer.	☐	Accelerated filer	☐

Non-accelerated filer.	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.01 par value per share	$100,000,000	$10,070

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of shares of common stock that the underwriters have the option to purchase from the registrant. See “Underwriting.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 9, 2015

PROSPECTUS

            Shares

Interactive Data Holdings Corporation

COMMON STOCK

Interactive Data Holdings Corporation is offering             shares of its common stock and the selling stockholders are offering              shares. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We will list our common stock on the [NASDAQ Global Select Market (“Nasdaq”)][New York Stock Exchange (the “NYSE”)] under the symbol “IDC.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced reporting requirements after this offering.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 21.

Price $             per Share

	Price to Public	Underwriting Discounts and Commissions(1)
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriters” beginning on page 147 for additional information regarding underwriting compensation.

[We have] [The selling stockholders have] granted the underwriters the right to purchase up to an additional             shares of common stock to cover over-allotments at the initial public offering price less the underwriting discount.

After the completion of this offering, certain investment funds affiliated with Silver Lake Group, L.L.C. (“Silver Lake”) and Warburg Pincus LLC (“Warburg Pincus” and, together with Silver Lake, the “Sponsors”) will continue to beneficially own a majority of the voting power of all outstanding shares of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of [Nasdaq][the NYSE]. See “Principal and Selling Stockholders.”

A portion of the net proceeds that we will receive from the sale of our shares of common stock in this offering will be used to make a one-time payment of $         to affiliates of the Sponsors in connection with the termination of the Management Agreement described under “Certain Relationships and Related Party Transactions—Management Agreement.”

The Securities and Exchange Commission (the “SEC”) and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about                     , 2015.

Morgan Stanley	Barclays	BofA Merrill Lynch	UBS Investment Bank

Citigroup	Credit Suisse	Deutsche Bank Securities	Evercore ISI	Goldman, Sachs & Co.	Wells Fargo Securities

                    , 2015

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: We, the selling stockholders and the underwriters have not done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus or any free writing prospectus we have prepared in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus and any free writing prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus and the information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires or as otherwise indicated, references in this prospectus to (1) “we,” “our” and “us” refer to Interactive Data Holdings Corporation and its consolidated subsidiaries, (2) “Holdings” refers to Interactive Data Holdings Corporation (and not its subsidiaries) and (3) “Opco” refers to Interactive Data Corporation and its subsidiaries. References to “underwriters” refer to the firms listed on the front cover page of this prospectus.

Company Overview

Founded in 1968, we are a leading global provider of mission-critical financial market data, analytics, and related solutions that are deeply embedded within our clients’ workflows. Our products and services help increase transparency and efficiency and reduce risk for many of the world’s largest financial institutions. More than 5,000 financial institutions and approximately 600 software and service providers use our products and services, incorporating our information throughout the investment lifecycle, in areas such as trading, portfolio management, regulatory compliance, risk management and securities valuation. We enjoy strong relationships with our diverse client base, which includes 49 of the top 50 global asset managers, all of the top 50 U.S. mutual funds, 48 of the top 50 U.S. banks, 33 of the top 50 global hedge funds, all of the top 15 global custodians, all of the top 10 global investment banks and all of the top 5 index providers.

Since we were acquired in July 2010, we have invested heavily to improve our business operations and technology infrastructure. We hired a highly experienced team to oversee the development of a unified technology platform, execute on new product development and optimize organizational efficiency. We have invested over $100 million of capital and substantial additional operating expenditures to develop a state-of-the-art technology platform that is enabling the launch of multiple new products. We expect this platform to provide significant ongoing benefits, including faster product development, enhanced stability and scalability, easier client integration, increased up-selling capabilities and additional future cost savings.

For the six months ended June 30, 2015 and the years ended December 31, 2014, 2013 and 2012, we generated revenue of $467.8 million, $939.2 million, $905.1 million and $880.2 million, respectively. For the six months ended June 30, 2015 and the years ended December 31, 2014, 2013 and 2012, we generated net income (loss) of $8.3 million, $(36.0) million, $13.0 million and $0.6 million, respectively. For the six months ended June 30, 2015 and the years ended December 31, 2014, 2013 and 2012, we generated Adjusted EBITDA of $180.3 million, $361.6 million, $350.6 million and $344.0 million, respectively. Our Adjusted EBITDA margins for the six months ended June 30, 2015 and the years ended December 31, 2014, 2013 and 2012 were 38.5%, 38.5%, 38.7% and 39.1%, respectively. For the definition of Adjusted EBITDA and a presentation of net (loss) income calculated in accordance with generally accepted accounting principles (“GAAP”), and reconciliation of Adjusted EBITDA to net (loss) income, see “—Summary Financial Data.” Adjusted EBITDA is a non-GAAP financial measure and should not be considered as a substitute for other measures of liquidity or financial performance reported in accordance with GAAP.

Our business is organized into two reportable segments: Pricing and Reference Data and Trading Solutions.

Pricing and Reference Data

Our Pricing and Reference Data segment, which represented the vast majority of our Adjusted EBITDA in 2014, provides an extensive set of market data products and analytics, many of which are proprietary, to over 5,000 clients worldwide. Our clients include asset management firms, mutual funds companies, hedge funds, pension funds, insurance companies, exchange traded fund (“ETF”) sponsors, banks, index providers and brokerage firms, as well as hundreds of value added resellers (“VARs”) such as custodians, software providers and other outsourcing organizations. The Pricing and Reference Data segment provides evaluated pricing services, reference data, end-of-day pricing data and fixed income and equity portfolio analytics.

This segment accounted for $337.5 million, or 72.2%, of our revenue for the six months ended June 30, 2015 and $662.9 million, or 70.6%, of our revenue for the year ended December 31, 2014.

Evaluated Pricing

We deliver independent opinions of value on approximately 2.7 million fixed income securities and other hard-to-value financial instruments. Our evaluated pricing spans more than 120 countries and covers a wide range of financial instruments including sovereign, corporate and municipal bonds, structured products, leveraged loans and derivatives. Our clients need to value these financial instruments to meet regulatory requirements and to enable a range of mission-critical processes from the back to the front office. The 2014 launch of our Continuous Evaluated Pricing (“CEP”) service further expanded our ability to service multiple client use cases by allowing us to provide streaming evaluations throughout the day on approximately 1.3 million securities.

Our evaluated prices are the result of robust proprietary processes that include: sophisticated models and methodologies developed by our team of quantitative analysts; a rich set of market observations, including quotes, dealer runs and trades from over 175 sources; and, importantly, the expertise of a seasoned evaluation services team, comprising approximately 200 skilled evaluators, analysts and specialists. More than 10 million individual market data points stream into our evaluated pricing systems on a daily basis.

Reference Data

Our reference data complements our evaluated pricing services by offering our clients a broad range of descriptive information, covering over 10 million global financial instruments. Our reference data is used by clients to enhance risk management, maintain compliance with regulatory mandates and improve operational efficiency across their organizations. Our global team of over 300 professionals and support staff compile information from an extensive range of sources, including exchanges, underwriters, government agencies, issuers and other authoritative sources.

End-of-Day Pricing Data

In addition to our evaluated pricing and reference data, we collect, edit and normalize real-time data from a wide range of global exchanges and financial markets. End-of-day pricing data, available from a variety of sources, including approximately 120 financial markets and exchanges globally, is delivered to Pricing and Reference Data clients as the markets close. This pricing data includes bid and offer, last trade, open and close, high and low, and volume information.

Fixed Income and Equity Portfolio Analytics

Our fixed income and equity portfolio analytics offerings, led by our BondEdge® solution, provide financial institutions with data as well as proprietary, sophisticated fixed income and equity portfolio analytics to help analyze risk and return. These offerings are used by investment professionals to simulate various market environments to help forecast performance, construct portfolios, validate investment strategies, conduct stress testing, generate dynamic risk measures, analyze asset cash flows and support regulatory compliance requirements.

Trading Solutions

Our Trading Solutions segment provides real-time market data feeds, trading infrastructure managed services and workstations and hosted web applications to thousands of global clients to support a range of trading, wealth management and other investment applications.

This segment accounted for $130.2 million, or 27.8%, of our revenue for the six months ended June 30, 2015 and $276.3 million, or 29.4%, of our revenue for the year ended December 31, 2014.

Real-Time Feeds

Our real-time feeds offerings provide cost-effective access to disparate real-time data sources without clients having to maintain hundreds of direct connections. Through our Consolidated Feed service, clients receive consolidated real-time and/or delayed financial data from over 450 global exchanges, trading venues and data sources covering listed and over-the-counter (“OTC”) securities. Our Consolidated Feed service is complemented by our Tick History service, which provides access to tick and trade data for global securities to assist clients with “best execution” requirements, transaction cost analysis and advanced charting applications.

Trading Infrastructure Managed Services

Our 7ticks trading infrastructure managed services solution offers direct exchange access, proximity hosting and support services that enable access to raw real-time exchange data and facilitate low latency electronic trading. These services will be further expanded in late 2015 with the planned launch of 7ticks Insight, a client web-portal that will offer enhanced transparency to support infrastructure monitoring and capacity planning, as well as performance and latency analysis.

Workstations and Hosted Web Applications

We market a range of workstations that primarily target the wealth management, and commodity and energy trading and individual investor sectors. Through our eSignalTM, FutureSource, PrimeTerminalSM and Market-QSM brands, we provide applications that deliver real-time financial market information and decision support tools to help clients analyze financial markets and make investment decisions. These workstations aggregate content that can be sourced from us, from our clients and from additional third-party information providers.

We also design, build and host customized web-based financial information solutions primarily to address the specific requirements of clients in the wealth management and information media sectors, including Fidelity.com and Motley Fool.

Industry Overview

Financial industry participants utilize financial market data and information services to support critical business functions across their organizations. These functions include investment research, development and execution of trading strategies, risk management, compliance, trade settlement, securities valuation and client reporting. We provide this market data through an expansive range of proprietary and third-party tools, applications, systems and solutions to help support these critical activities.

We believe that a number of global industry trends will generate continued opportunities across many of our products and services. These trends include:

Increasing Regulatory Requirements and Investor Demand for Transparency

Recently enacted regulations are aimed at bringing greater pricing transparency and reducing risk in the financial markets. For example, capital adequacy rules are driving financial institutions to procure independent assessments of enterprise-wide exposures and balance sheet risk. Fair value accounting and valuation standards require disclosures around valuation inputs thereby bolstering demand for independent and transparent evaluations. Many of our financial services clients impacted by these rules and regulations are seeking more timely, relevant and comprehensive pricing and reference data. In addition, asset owners and investors are seeking additional transparency into their investment portfolios from asset managers. As a leading provider of market and security pricing data, we are well-positioned to benefit from these regulatory and investor demands for transparency.

Electronification of Fixed Income Markets

While other large asset classes, such as equities, have completed the transition to electronic trading as their primary execution method, a much smaller proportion of fixed income trading is conducted electronically. This is expected to change rapidly as more fixed income trading moves onto electronic platforms. New capital restrictions on large banks are supporting this trend by forcing dealers to reduce inventories, thereby increasing the need for electronic platforms to provide liquidity to the market. This ongoing shift is generating new demand for continuous valuations of fixed income data for use in a wide range of applications such as indicative values to support price discovery and trading, as well as information to support intra-day risk management and compliance monitoring.

Ongoing Growth in the Size and Diversity of Financial Markets

The financial markets continue to expand in both size and scope. According to PricewaterhouseCoopers LLP (“PwC”), global assets under management (“AUM”) are projected to grow at a 6% compound annual growth rate (“CAGR”) from 2012 to 2020. Credit markets are also expanding with the U.S. bond market debt outstanding having grown every year since the Securities Industry and Financial Markets Association (“SIFMA”) began tracking it in 1980 and reaching an all-time record of $39 trillion in 2014. At the same time, investors seeking greater returns are incentivizing financial institutions to innovate and develop new investment alternatives. With our multi-asset class offerings, proprietary fixed income evaluation protocols and embedded relationships, we believe we are well-positioned to benefit from this growth in the underlying markets.

Increasing Demand for Outsourced Services by Financial Institutions

In addition to the trend toward greater market data independence due to market practice and regulatory pressure, the high costs associated with building and operating in-house market data solutions also lead financial institutions to seek more cost-efficient, outsourced alternatives from market data service providers like us. Our broad suite of products and services positions us well to get an increasing share of outsourcing services as our clients continue to focus on cost containment and operational efficiencies.

Competitive Strengths

We believe we have a number of competitive strengths that help us execute our business strategy and drive shareholder value, including:

Global Leader in Attractive and Growing Markets

We are a leading provider within the $26.5 billion financial market data industry, which Burton-Taylor International Consulting LLC (“Burton-Taylor”) estimates will experience annual growth of 5% for the period from 2015 to 2017. According to Burton-Taylor, as of the end of 2014, we are the fourth largest global provider in the financial market data industry with a 3.5% share of the market. Within the $3.1 billion pricing, reference and valuation data market served by our Pricing and Reference data business, we are the second largest provider. Within the $1.4 billion real-time and trading data feed market served by our Trading Solutions business, we are the second largest provider.

High Quality Portfolio of Products Spanning the Entire Investment Lifecycle

We offer our clients comprehensive, high quality solutions that support the financial information value chain from price discovery in the front office, to risk management in the middle office, to asset valuations in the back office. Our broad range of products and services includes a consolidated real-time feed covering more than 450 sources, extensive reference data that spans more than 10 million securities from over 150 countries, independent evaluations on approximately 2.7 million fixed income and other hard-to-value instruments, and sophisticated analytics platforms.

Differentiated Solution and Competitive Position

Our sophisticated approach to developing our products and services and our highly regarded customer service operations are key elements to our differentiated position. With almost five decades of experience in the industry, we have created an advanced, proprietary data collection and production process. For example, our collection process leverages unstructured and disparate data from over 600 public and private sources, including hundreds of exchanges and trading venues, as well as a large global team of reference data collection professionals to create an industry leading market data repository.

Over many years, our team of quantitative analysts has developed and evolved market-tested models, techniques and algorithms to price thinly-traded financial instruments. In addition to the sophisticated models, our approximately 200-person evaluation staff continuously assesses and integrates the observed credit information, market movements, feedback from our clients and sector news into our evaluated pricing models and applications. We believe that this human overlay is a critical element to our competitive differentiation and substantially improves the quality of our evaluated prices. We also use advanced systems and approximately 80 dedicated customer service professionals to efficiently and quickly address large volumes of client inquiries while simultaneously collecting additional information, allowing us to continually improve our data and create additional useful inputs for use in our production process.

Long-Standing Relationships with a Diverse Blue-Chip Client Base

We have long-standing relationships with a broad and diverse client base of over 5,000 financial institutions globally. Our clients include a mix of buy-side and sell-side institutions, as well as other key financial markets participants, such as industry utilities, regulatory organizations and fixed income electronic trading platforms, who use our products and services across their front, middle and back offices. Through our 27 offices in 13 countries, we serve clients in over 100 countries. Within our broad and diverse client base, no single client represented more than 6% of our revenue for the year ended December 31, 2014.

Highly Scalable, State-of-the-Art Technology Platform

Since 2011, we have invested over $100 million in equipment and capitalized software to develop a scalable, state-of-the-art technology platform both to support the efficient, reliable operation of existing products and to facilitate the development of new products. The platform is operational and currently more than 2.3 million fixed income securities are processed on the system. In addition, critical new services, including CEP and Apex, have been fully developed on the platform, with further new product rollouts planned for the second half of 2015.

Attractive Business Model with Highly Recurring Revenues

Our revenue is highly recurring in nature and generally tied to supporting our clients’ specific departments, functions or applications rather than individual users or terminals. Recurring revenue, which excludes any revenue derived from hardware sales, set-up and implementation fees, and one-time sales such as historical data files, has exceeded 98% of total revenue in each of the years from 2011 to 2014. We believe our performance is a result of our stable and highly recurring revenue model, the mission-critical nature and diversity of our offerings, our relative independence from the per-seat revenue model employed by some financial market data providers, our high-value and high-quality offerings, our strong customer service and our long-standing client relationships.

Experienced Management Team with a Proven Track Record

Following the 2010 acquisition, we recruited a seasoned team of senior executives across disciplines, including executive management, sales and technology. This team has led the development of the new technology platform, executed a new product and sales strategy and optimized organizational efficiency. This is the result of the management team’s significant domain expertise and strong network of relationships with key market participants. Collectively, our senior management has more than 150 years of industry experience including prior tenure at firms such as Bloomberg L.P., Goldman, Sachs & Co., Morgan Stanley & Co. LLC, Reuters Group plc and Thomson Financial, Inc. Additionally, we have a deep bench of talented technology and analytics employees.

Business Strategy

We are focused on growing our position as a trusted leader in the financial information services market, and the following key priorities underpin our business strategy:

Continue to Develop and Promote New Products

As a result of the significant investment made in our technology platform, we are well-positioned to develop products and services that capitalize on emerging industry challenges. This allows us to address new opportunities more rapidly and cost-efficiently, positioning us to respond to a broad range of data requirements across the front, middle and back offices. Recent examples of new products based on our updated technology include CEP, which supports a range of new use cases such as pre-trade transparency and price discovery with streaming evaluations across a broad set of fixed income instruments and Apex, a data delivery platform that allows our reference data, corporate actions and pricing data to be easily and cost-effectively consumed within a variety of client workflows. Our new technology platform is also supporting the ongoing release of future products and services.

Increase Penetration within Our Blue-Chip Client Base

We believe that our long-standing relationships with many of the world’s leading financial institutions have enabled us to develop a clear understanding of client challenges and close integration with client workflows. We expect to deepen our client relationships through continuous innovations designed to meet the needs of the evolving financial services industry. Working in partnership with our clients, we plan to develop additional products, content, analytics and workflow tools that can improve client efficiencies while also increasing our relevance, thus broadening our client penetration.

We also expanded our Pricing and Reference Data product suite to address needs across our customers’ organizations. The front, middle and back office functions at financial institutions share a common need for reliable securities data, but this information is used for different purposes and with varying requirements for timeliness and delivery. For example, while back office users often prefer to receive pricing, corporate actions and reference data in large, end-of-day batch files, front and middle office users typically value access to dynamic information that is updated intra-day and available on a streaming or request-response basis. Fluid access to information such as reference data and intra-day evaluations can support front office investment analysis activities including relative value comparisons between similar investment options, along with middle office functions such as pre-and-post trade compliance tests and risk management assessments. Recent Pricing and Reference Data product and service innovations that have increased both the frequency of information updates and the delivery flexibility of our data—including our streaming CEP service and the flexible access capabilities found in Apex—are allowing us to extend the utility of the securities information that we offer in ways that better facilitate activities across the front, middle and back office.

Expand Product and Geographic Coverage through Strategic Investments

In addition to the pursuit of new products and ongoing extensions to existing services, we have identified specific areas of investment to expand our product and geographic coverage. These areas represent large, attractive opportunities where we can gain expanded market share through incremental investments. Specific examples include:

•	expand coverage of exchange and OTC content, as well as improve delivery capabilities for our real-time market data feed services;

•	increase commodities data coverage along with enhanced mobile and web versions of our products to better address the commodities and energy space;

•	continue platform development, including the introduction of flexible, new workflow tools to further strengthen our offerings within the wealth management segment; and

•	drive international growth through increased investment in products and services outside of the United States.

Pursue Further Operational Efficiency Initiatives

We have made substantial progress in recent years toward developing and deploying a new technology platform that is enabling us to consolidate our content databases, delivery platforms and technology infrastructures. In addition to supporting product development, this platform is facilitating cost-effective collection, aggregation and distribution of content. We have also realized personnel and consulting cost savings through more efficient application development. We expect additional cost savings through offshoring of certain technical operations and data collection positions to lower cost regions; reducing hardware and software maintenance costs through both the retirement of systems and the maintenance of a more efficient infrastructure; and rightsizing of resources in application development and certain related areas.

Pursue Strategic Acquisitions

Strategic acquisitions and alliances have historically complemented our internal investment activities. We believe the investments we have made in our technology infrastructure over the past several years will now allow us to more easily pursue and integrate strategic acquisitions. As such, we intend to selectively assess complementary businesses and technology solutions that have the potential to supplement our organic growth. We intend to employ a disciplined and targeted approach to acquisitions in order to enhance our suite of products and services, expand our intellectual property portfolio, deepen relationships with existing clients, add new clients and supplement our internal product development initiatives.

Risks Related to Our Business

Investing in our common stock involves a high degree of risk. You should carefully consider these risks before investing in our common stock, including the risks related to our business described under “Risk Factors” elsewhere in this prospectus. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment:

•	the impact of cost-cutting pressures across the industry we serve could lower demand for our products and services and have a material adverse effect on our financial condition and results of operations;

•	we face intense competition, which could adversely affect our market share, pressure us to offer price reductions, impact our profit margin and have a material adverse effect on our financial condition or results of operations;

•	a prolonged outage at one of our data centers or a disruption of our computer operations or those of our suppliers, or our failure to timely deliver high-quality services due to other reasons, could result in the loss of clients, harm our reputation and impact our ability to compete for new business;

•	if we experience design defects, errors, failures or delays associated with our products or services our business could suffer serious harm and our financial condition or results of operations could be materially adversely impacted;

•	we are dependent on third-party suppliers for data. If we are unable to maintain relationships with key suppliers and providers of market data, we would not be able to provide our services to our clients, and any audits of our license arrangements with our suppliers may result in our incurring material additional expense;

•	if we are unable to develop successful new products and services our business could suffer serious harm and our financial condition or results of operations could be materially adversely impacted;

•	risks related to our substantial leverage, including our ability to raise additional capital to fund operations or react to changes in the economy or our industry and our exposure to interest rate risk on our variable rate debt;

•	the limits on our flexibility imposed by restrictions in our debt agreements;

•	our ability to generate sufficient cash to service all of our indebtedness;

•	our ability to rely on “controlled company” exemptions from certain corporate governance requirements following this offering, including the requirement that a majority of our Board of Directors consist of independent directors, our compensation committee be composed entirely of directors meeting [Nasdaq][the NYSE] independence standards and our nominating and corporate governance committee be composed entirely of independent directors, all of which provide protection to stockholders of other companies;

•	the right of our Sponsors under the Shareholders Agreement described under “Certain Relationships and Related Party Transactions” to nominate a majority of the members of our Board of Directors and the Sponsors’ ability to designate a majority of the members of our Board or Directors as a result of their expected ownership of our company after giving effect to this offering;

•	provisions in our amended and restated certificate of incorporation and amended and restated bylaws that provide for an affirmative vote of 66 2/3% in voting power of all outstanding shares of our stock to amend provisions providing for a classified Board of Directors, removal of directors, certain business combinations, stockholder action by written consent, calling annual or special meetings of stockholders and filling vacancies on our Board of Directors and eliminating monetary damages for breaches of fiduciary duty by a director, at any time when the Sponsors own less, in the aggregate, than 40% in voting power of our outstanding stock;

•	our “emerging growth company” status, which dispenses us from complying with auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduces disclosure obligations regarding executive compensation and exempts us from the requirements of holding advisory “say-on-pay” and “say-when-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation, may make our common stock less attractive to investors; and

•	other factors set forth under “Risk Factors” in this prospectus.

Our Structure

The following chart shows a summary of our organizational structure as of                     , 2015, after giving effect to the offering contemplated by this prospectus, the redemption of $350.0 million in aggregate principal amount of our 8.25%/9.00% Senior PIK Toggle Notes due 2017 (the “PIK Toggle Notes”) plus accrued and unpaid interest thereon and $3.5 million of redemption premium and the [redemption of $         million in aggregate principal amount of Opco’s 5.875% Senior Notes due 2019 (the “Senior Notes”) plus accrued and unpaid interest thereon and approximately $         million of redemption premium][repayment of $         million in aggregate principal amount of term loans under Opco’s senior secured credit facilities]. For further information, please see “Use of Proceeds,” “Capitalization,” “Certain Relationships and Related Party Transactions—Shareholders Agreement” and “Principal and Selling Stockholders.”

(1)	Affiliates of Silver Lake and Warburg Pincus will hold a voting proxy with respect to certain matters pursuant to an irrevocable proxy over certain of our shares held by our executive officers, directors and members of Igloo Co-Invest LLC. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”
(2)	In connection with this offering, Igloo Co-Invest LLC will distribute all of our shares that it holds to its members.
(3)	Assumes no exercise by the underwriters of their option to purchase up to additional shares of our common stock from [us][the selling stockholders].
(4)	The obligations under Opco’s senior secured credit facilities are fully and unconditionally guaranteed by Intermediate and, subject to certain exceptions, each existing and future direct and indirect wholly owned domestic subsidiary of Opco. The obligations under Opco’s 5.875% Senior Notes due 2019 are fully and unconditionally guaranteed by, subject to certain exceptions, each existing and future direct and indirect wholly owned domestic subsidiary of Opco.

The Acquisition and the Sponsors

On July 29, 2010, Opco was acquired in a merger by investment funds managed by Silver Lake and Warburg Pincus. Opco is wholly owned by Intermediate, which is wholly owned by us. In connection with our 2010 acquisition, we incurred indebtedness of approximately $2.0 billion. Following refinancing transactions in 2012 and 2014, as of June 30, 2015, we had indebtedness of approximately $2.6 billion outstanding. After giving effect to this offering and the repayment of certain of our indebtedness with a portion of the net proceeds from this offering, we expect to have approximately $             billion of indebtedness outstanding. See “Use of Proceeds” and “Capitalization.” In connection with our 2012 refinancing, we paid a cash dividend of $423.0 million to our stockholders, of which $330.2 million was paid to the Sponsors. In connection with our 2014 refinancing, we paid a cash dividend of $261.7 million to our stockholders, of which $202.7 million was paid to the Sponsors. We expect to declare a $             million cash dividend to our stockholders and option holders to be paid prior to the closing of this offering, of which $         million will to be paid to the Sponsors. See “Dividend Policy.

Silver Lake is a global investment firm focused on technology, technology-enabled and related growth industries with offices in Menlo Park, New York, London, Hong Kong and Tokyo. Silver Lake was founded in 1999 and has over $26 billion in combined assets under management and committed capital across its large-cap private equity, middle-market private equity, growth equity and credit investment strategies. Silver Lake has invested in numerous financial technology leaders including Ameritrade (NASDAQ: AMTD), Datek, Global Blue, Instinet, IPC, Island, Mercury Payment Systems, MultiPlan, Nasdaq (NASDAQ: NDAQ), SunGard Data Systems and Virtu Financial Inc. (NASDAQ: VIRT).

Warburg Pincus is a leading global private equity firm focused on growth investing. The firm has more than $35 billion in assets under management. The firm’s active portfolio of more than 120 companies is highly diversified by stage, sector and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 14 private equity funds which have invested more than $50 billion in over 720 companies in more than 35 countries. Since inception, the firm has invested more than $15 billion in technology, new media and tech-enabled services companies, including investments in Fidelity National Information Services (NYSE: FIS), Institutional Shareholder Services, Nuance (NASDAQ: NUAN) and Wall Street Systems. The firm is headquartered in New York with offices in Amsterdam, Beijing, Hong Kong, London, Mauritius, Mumbai, San Francisco, São Paulo and Shanghai.

After the completion of this offering, certain investment funds affiliated with Silver Lake will own approximately     % of our outstanding common stock, or approximately     % if the underwriters exercise in full their option to purchase additional shares and certain investment funds affiliated with Warburg Pincus will own approximately     % of our outstanding common stock, or approximately     % if the underwriters exercise in full their option to purchase additional shares. For a discussion of certain risks, potential conflicts and other matters associated with the Sponsors’ ownership of our common stock, see “Risk Factors—Risks Relating to Our Business—We are controlled by the Sponsors, whose interests may be different than the interests of other holders of our securities,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock.”

Corporate Information

Interactive Data Holdings Corporation was incorporated in Delaware on April 30, 2010. Our principal executive offices are located at 32 Crosby Drive, Bedford, Massachusetts 01730, and our telephone number is (781) 687-8500. We maintain a website at http://www.interactivedata.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and inclusions of our website address in this prospectus are inactive textual references only.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted on April 5, 2012 (the “JOBS Act”). For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” and “say-when-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an emerging growth company until the earliest of

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

•	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

The JOBS Act also provides that an emerging growth company may utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Trademarks and Service Marks

We own or have rights to certain brand names, trademarks and services marks that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our trademarks or service marks. This prospectus contains additional trademarks, trade names and service marks of other companies. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

Market, Industry and Other Data

In addition to the industry, market and competitive position data included or referenced in this prospectus from our own internal estimates and research, some market data and other statistical information included or referenced in this prospectus are based in part upon information regarding the financial information services industry in the United States and internationally provided by Burton-Taylor and the TABB Group, LLC (“TABB Group”), which are independent research and advisory firms. Third-party industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications, studies and surveys is prepared by reputable sources, we have not independently verified market and industry data from third-party sources. In addition, while we believe our internal company research is reliable and is based on assumptions made by us and on our knowledge of our industry, which we believe to be reasonable, such company research has not been verified by any independent source. Projections, assumptions and estimates of the future performance of our industry and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Offering

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Common stock to be outstanding immediately after this offering	shares.

Option to purchase additional shares	The underwriters have been granted an option to purchase up to additional shares of common stock from [us][the selling stockholders] at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds received by us from this offering (1) to redeem $350.0 million in aggregate principal amount of our 8.25%/9.00% Senior PIK Toggle Notes due 2017, plus accrued and unpaid interest thereon and $3.5 million of redemption premium, (2) [to redeem $ million in aggregate principal amount of Opco’s 5.875% Senior Notes due 2019, plus accrued and unpaid interest thereon and approximately $ million of redemption premium] [to repay $ million in aggregate principal amount of term loans under Opco’s senior secured credit facilities], (3) to make a one-time payment of $ million to affiliates of the Sponsors in connection with the termination of the Management Agreement described under “Certain Relationships and Related Party Transactions—Management Agreement” and (4) and the remainder for general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common stock.

Dividend policy	We currently do not intend to pay dividends on our common stock in the foreseeable future after this offering. Our ability to pay dividends on our common stock is limited by the covenants of Opco’s senior secured credit facilities and the indenture governing Opco’s 5.875% Senior Notes due 2019 and may be further restricted by the terms of any future debt or preferred securities. Any future determination to pay dividends will depend upon, among other factors, our results of operations, financial condition, capital requirements, any contractual restrictions and any other considerations our Board deems relevant. See “Dividend Policy.”

Controlled company	After the completion of this offering, the Sponsors will continue to own a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of [Nasdaq][the NYSE] corporate governance standards.

Proposed [Nasdaq][NYSE] symbol	“IDC.”

The number of shares of our common stock to be outstanding after the offering is based on the 153,217,020 shares outstanding as of June 30, 2015 and excludes:

•	17,032,073 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2015, pursuant to our 2010 Incentive Plan, as amended (the “2010 Incentive Plan”), with a weighted-average exercise price of $7.20 per share; and

•	shares of common stock expected to be reserved for future issuance under our 2015 Incentive Plan (the “2015 Incentive Plan”) on the date of this prospectus.

The 2010 Incentive Plan will be terminated in connection with this offering and, accordingly, no shares will be available for future grants under the 2010 Incentive Plan following the completion of this offering. The 2010 Incentive Plan will continue to govern outstanding awards granted thereunder. In addition, the shares reserved for issuance under our 2015 Incentive Plan will be increased by any shares that otherwise would be returned to the 2010 Incentive Plan as the result of the expiration or termination of options (provided that the maximum number of shares that may be added to the 2015 Incentive Plan pursuant to this provision is shares).

Except as otherwise indicated, all information in this prospectus assumes:

•	a 1-for-9 reverse stock split we effected on July 21, 2015;

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock from [us][the selling stockholders];

•	the effectiveness, at the time of this offering, of our amended and restated certificate of incorporation and our amended and restated bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part; and

•	an initial public offering price of $ per share, the midpoint of the price set forth on the front cover of this prospectus.

Summary Financial Data

The following table sets forth our summary consolidated financial data for the periods presented. The summary consolidated financial data for the years ended December 31, 2014, 2013 and 2012 and the summary balance sheet data as of December 31, 2014 and 2013 are derived from audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the year ended December 31, 2011, the Successor period from July 30, 2010 through December 31, 2010 and the Predecessor period from January 1, 2010 through July 29, 2010 and the summary consolidated balance sheet data as of December 31, 2012 and 2011 are derived from audited consolidated financial statements which are not included in this prospectus. The summary balance sheet data as of June 30, 2014, December 31, 2010 and July 29, 2010 is derived from unaudited consolidated financial statements which are not included in this prospectus. The summary consolidated financial statement data for the six months ended June 30, 2015 and 2014 and the summary balance sheet data as of June 30, 2015 are derived from our unaudited consolidated condensed financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The summary consolidated financial data set forth below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Successor						Predecessor	Successor
	Year ended December 31,					Period from July 30 through Dec. 31, 2010	Period from January 1 through July 29, 2010	Six Months Ended June 30,
	2014		2013	2012	2011			2015		2014
				(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue		$939,201	$905,113	$880,161	$867,723	$342,101	$454,544		$467,757	$466,479
Costs and expenses:
Costs of services		344,825	297,423	292,378	293,472	115,176	161,899		161,576	171,197
Selling, general and administrative		278,636	273,714	275,906	258,323	124,409	158,210		152,804	153,044
Merger costs		—	—	—	—	67,258	52,734		—	—
Depreciation		45,924	42,537	41,456	39,391	15,962	22,504		24,218	21,868
Amortization		102,091	116,876	138,040	175,077	65,867	19,718		47,505	51,721
Total costs and expenses		771,476	730,550	747,780	766,263	388,672	415,065		386,103	397,830
Income from operations		167,725	174,563	132,381	101,460	(46,571)	39,479		81,654	68,649
Interest income (expense), net		(156,868)	(168,658)	(150,647)	(157,120)	(78,364)	760		(74,291)	(81,559)
Other income (expense), net		1,633	347	824	(3,719)	321	249		97	654
Loss on extinguishment of debt		(82,060)	(10,213)	—	(25,450)	—	—		—	(82,060)
(Loss) income before income taxes		(69,570)	(3,961)	(17,442)	(84,829)	(124,614)	40,488		7,460	(94,316)
Income tax (benefit) expense		(33,609)	(16,988)	(18,025)	(55,277)	(45,853)	18,014		(793)	(46,555)
Net (loss) income		(35,961)	13,027	583	(29,552)	(78,761)	22,474		8,253	(47,761)
Total other comprehensive (loss) income, net of taxes		(65,297)	(2,412)	22,468	(9,479)	19,619	(15,226)		8,687	28,038
Comprehensive (loss) income		(101,258)	10,615	23,051	(39,031)	(59,142)	7,248		16,940	(19,723)
Net (loss) income from continuing operations attributable to common stockholders		(35,961)	12,614	564	(29,552)	(78,761)	22,474		7,994	(47,761)
Per Share Data:
(Loss) earnings per share
Basic		$(0.24)	$0.09	$0.00	$(0.20)	$(0.53)	$2.13		$0.05	$(0.32)
Diluted		$(0.24)	$0.09	$0.00	$(0.20)	$(0.53)	$2.07		$0.05	$(0.32)
Weighted average shares outstanding
Basic		149,229	148,347	147,995	147,788	147,441	10,547		149,352	149,174
Diluted		149,229	148,355	148,003	147,788	147,441	10,854		149,857	149,174
Pro forma (loss) earnings per share(1)
Basic	$							$
Diluted	$							$
Pro forma weighted average shares outstanding(1)
Basic
Diluted
Cash dividend paid per common share		$1.71	$—	$2.79	$—	$—	$—		$—	$1.71
Statement of Cash Flows Data:
Net cash provided by operating activities		$160,079	$196,810	$174,964	$188,387	$20,325	$3,490		$86,142	$35,030
Net cash (used in) provided by investing activities		(80,742)	(57,028)	(85,083)	(50,207)	(3,398,063)	38,974		(26,939)	(43,532)
Net cash (used in) provided by financing activities		(105,272)	(7,596)	(129,662)	(4,795)	3,250,436	13,058		(5,810)	(95,560)
Other Financial Data:
EBITDA(2)		235,313	324,110	312,701	286,759	35,579	81,950		153,474	60,832
Adjusted EBITDA(2)		361,576	350,565	344,006	332,687	129,395	160,268		180,294	169,912
Adjusted net income(2)		100,034	87,803	95,699	85,791	22,093	87,270		51,525	41,886
Purchase of property and equipment		(84,152)	(81,852)	(61,443)	(50,260)	(17,965)	(26,395)		(26,939)	(43,797)
Balance Sheet Data (at period end):
Cash and cash equivalents		$319,666	$357,445	$225,190	$262,152	$131,204			$370,744	$254,798
Marketable securities and short-term investments		—	3,445	23,581	—	—			—	—
Total assets		3,817,733	3,994,172	3,980,578	4,093,671	4,133,877			3,831,506	3,877,090
Total debt, net of original issue discount		2,561,724	2,312,729	2,308,670	1,986,201	1,969,453			2,555,104	2,568,344

(1)	Unaudited pro forma earnings per share is computed using the weighted average number of shares of common stock outstanding after consummation of our public offering and after giving effect to the extinguishment of a portion of our total debt and a one-time payment to affiliates of the Sponsors in connection with the termination of the Management Agreement described under “Certain Relationships and Related Party Transactions—Management Agreement” as well as the inclusion of certain shares of restricted stock purchased by executives and other share-based awards in the basic and diluted weighted average shares outstanding calculations. Unaudited pro forma earnings per share presented for the six months ended June 30, 2015 and the year ended December 31, 2014 is calculated as if such transactions had occurred at the date we issued such shares or the beginning of the applicable period, as appropriate.
(2)	EBITDA, a measure used by management to evaluate operating performance, is defined as net income (loss) before interest expense, other (income) expense, income tax benefit, depreciation and amortization. EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and other debt service requirements. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, EBITDA provides more comparability between our historical results and results that reflect our capital structure. Adjusted EBITDA is defined as EBITDA adjusted to add back or exclude certain material non-cash items and unusual items that we do not expect to continue at the same level in the future. Adjusted net income is defined as income (loss) before taxes adjusted to exclude the impact of amortization of acquired intangible assets and certain other material non-cash items and unusual items that we do not expect to continue at the same level in the future, less the tax impact of these adjustments. EBITDA, Adjusted EBITDA and Adjusted net income are not recognized terms under GAAP and do not purport to be alternatives to net income as measures of operating performance or to cash flows from operating activities as a measure of liquidity. Management uses non-GAAP financial measures to supplement GAAP results in order to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, our presentation of EBITDA, Adjusted EBITDA and Adjusted net income may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation from net (loss) income to EBITDA for the periods indicated:

	Successor					Predecessor	Successor
	Year Ended December 31,				Period from July 30 through Dec. 31, 2010	Period from January 1 through July 29, 2010	Six Months Ended June 30,
	2014	2013	2012	2011			2015	2014
	(in thousands)
Net (loss) income	$(35,961)	$13,027	$583	(29,552)	(78,761)	22,474	$8,253	$(47,761)
Interest expense (income), net	156,868	168,658	150,647	157,120	78,364	(760)	74,291	81,559
Income tax expense (benefit)	(33,609)	(16,988)	(18,025)	(55,277)	(45,853)	18,014	(793)	(46,555)
Depreciation and amortization	148,015	159,413	179,496	214,468	81,829	42,222	71,723	73,589

EBITDA	$235,313	$324,110	$312,701	$286,759	$35,579	$81,950	$153,474	$60,832

The following table presents a reconciliation from EBITDA to Adjusted EBITDA:

	Successor					Predecessor	Successor
	Year Ended December 31,				Period from July 30 through Dec. 31, 2010	Period from January 1 through July 29, 2010	Six Months Ended June 30,
	2014	2013	2012	2011			2015	2014
	(in thousands)
EBITDA	$235,313	$324,110	$312,701	$286,759	$35,579	$81,950	$153,474	$60,832
Adjustments:
Stock-based compensation(a)	14,002	4,026	14,235	4,229	111	23,985	1,602	12,504
Option holder payments(b)	4,392	3,141	3,505	—	—	—	2,643	1,538
Debt extinguishment and other related costs on refinancings(c)	82,123	10,382	—	25,908	—	—	—	82,123
IPO preparation and execution costs	—	—	—	—	—	—	275	—
Severance and restructuring costs(d)	13,834	7,266	6,234	5,700	16,399	2,053	560	1,754
Impairment of intangible and other assets(e)	14,185	—	—	287	3,308	—	—	3,204
Acquisition related items(f)	76	(256)	(538)	5,631	70,813	52,834	38	38
Sponsor fees(g)	3,000	3,000	3,000	3,003	1,267	—	1,500	1,500
Foreign exchange (gains) losses(h)	(3,727)	772	2,693	495	1,335	172	18,763	7,042
Other normalizing and unusual items(i)	(1,622)	(1,876)	2,176	675	583	(726)	1,439	(623)

Adjusted EBITDA	$361,576	$350,565	$344,006	$332,687	$129,395	$160,268	$180,294	$169,912

(a)	Represents stock-based compensation expense resulting from awards to our employees, officers, directors and consultants.
(b)	Represents expense related to payments to option holders upon vesting of service-based options related to dividends paid by us of $423.0 million in 2012 and $261.7 million in 2014. The amount remaining to be expensed in connection with these dividends is approximately $2.9 million as of June 30, 2015.
(c)	Represents costs of $25.5 million in 2011, $10.2 million in 2013 and $82.1 million in 2014 from early extinguishment of debt in connection with refinancing activities, with the remaining amounts relating to professional fees in connection with these refinancings.
(d)	Represents severance costs. This category also includes costs and professional fees of $0.9 million for the year ended December 31, 2014 and $0.4 million for the six months ended June 30, 2015 related to restructuring activities.
(e)	Represents write offs of capitalized development expenses due to the determination that certain projects would not produce the future cash flows necessary to recover the associated carrying value.
(f)	Primarily represents acquisition costs in connection with our being acquired in 2010 by the Sponsors. This category also includes purchase accounting adjustments in 2010 and, subsequent to 2010, amounts primarily relate to earn-outs from prior acquisitions and an insurance recovery associated with an acquisition-related shareholder lawsuit.
(g)	Represents annual management fees paid to the Sponsors. See “Certain Relationships and Related Party Transactions—Management Agreement.”
(h)	Represents transactional gains and losses that are recognized in our consolidated statements of operations.
(i)	Represents unusual tax credits and incentives related to special grants and credits from foreign jurisdictions, a loss on a sublease contract, a gain on the disposition of an asset, one-time litigation costs, pension payments, insurance losses, net of recoveries and other normalizing and unusual items.

The following table presents a reconciliation from income (loss) before taxes to Adjusted net income for the periods indicated:

	Successor					Predecessor	Successor
	Year Ended December 31,				Period from July 30 through Dec. 31, 2010	Period from January 1 through July 29, 2010	Six Months Ended June 30,
	2014	2013	2012	2011			2015	2014
	(in thousands)
Income (loss) before taxes	$(69,570)	$(3,961)	$(17,442)	$(84,829)	$(124,614)	$40,488	$7,460	$(94,316)
Amortization of acquisition related intangible assets(a)	102,091	116,876	138,040	175,077	65,867	19,718	47,505	51,721
Stock-based compensation(b)	14,002	4,026	14,235	4,229	111	23,985	1,602	12,504
Option holder payments(c)	4,392	3,141	3,505	—	—	—	2,643	1,538
Debt extinguishment and other related costs on refinancings(d)	82,123	10,382	—	25,908	—	—	—	82,123
IPO preparation and execution costs	—	—	—	—	—	—	275	—
Severance and restructuring costs(e)	13,834	7,266	6,234	5,700	16,399	2,053	560	1,754
Impairment of intangible and other assets(f)	14,185	—	—	287	3,308	—	—	3,204
Acquisition related items(g)	76	(256)	(538)	5,631	70,813	52,834	38	38
Sponsor fees(h)	3,000	3,000	3,000	3,003	1,267	—	1,500	1,500
Foreign exchange (gains) losses(i)	(3,727)	772	2,693	495	1,335	172	18,763	7,042
Other (gains)/losses, net(j)	(1,622)	(1,876)	2,176	675	583	(726)	1,439	(623)

Adjusted net income before taxes	158,784	139,370	151,903	136,176	35,069	138,524	81,785	66,485
Tax effect of above adjustments(k)	(58,750)	(51,567)	(56,204)	(50,385)	(12,976)	(51,254)	(30,260)	(24,599)

Adjusted net income	$100,034	$87,803	$95,699	$85,791	$22,093	$87,270	$51,525	$41,886

(a)	Represents amortization of acquired intangible assets.
(b)	Represents stock-based compensation expense resulting from awards to our employees, officers, directors and consultants.
(c)	Represents expense related to payments to option holders upon vesting of service-based options related to dividends paid by us of $423.0 million in 2012 and $261.7 million in 2014. The amount remaining to be expensed in connection with these dividends is approximately $2.9 million as of June 30, 2015.
(d)	Represents costs of $25.5 million in 2011, $10.2 million in 2013 and $82.1 million in 2014 from early extinguishment of debt in connection with refinancing activities, with the remaining amounts relating to professional fees in connection with these refinancings.
(e)	Represents severance costs. This category also includes costs and professional fees of $0.9 million for the year ended December 31, 2014 and $0.4 million for the six months ended June 30, 2015 related to restructuring activities.
(f)	Represents write offs of capitalized development expenses due to the determination that certain projects would not produce the future cash flows necessary to recover the associated carrying value.
(g)	Primarily represents acquisition costs in connection with our being acquired in 2010 by the Sponsors. This category also includes purchase accounting adjustments in 2010 and, subsequent to 2010, amounts primarily relate to earn-outs from prior acquisitions and an insurance recovery associated with an acquisition-related shareholder lawsuit.
(h)	Represents annual management fees paid to the Sponsors. See “Certain Relationships and Related Party Transactions—Management Agreement.”
(i)	Represents transactional gains and losses that are recognized in our consolidated statements of operations.
(j)	Represents unusual tax credits and incentives related to special grants and credits from foreign jurisdictions, a loss on a sublease contract, a gain on the disposition of an asset, one-time litigation costs, pension payments and insurance losses, net of recoveries.
(k)	We have utilized a tax rate of 37% in all periods presented which reflects our expected normalized tax rate. For the years ended December 31, 2014, 2013, 2012 and 2011, for the period from July 30, 2010 through December 31, 2010 and for the period from January 1, 2010 through July 29, 2010, our actual effective tax rate was a 48.3% benefit, 428.9% benefit, 103.3% benefit, 65.2% benefit, 36.8% benefit and 44.5% expense, respectively. For the six months ended June 30, 2015 and 2014, our actual effective tax rate was a 10.6% benefit and 49.4% benefit.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors together with other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose all or part of your investment.

Risks Related to Our Business

The impact of cost-cutting pressures across the industry we serve could lower demand for our products and services.

Clients within the financial services industry continue their focus on controlling or reducing spending as a result of the continued financial challenges and market uncertainty many of them continue to face. For example, in 2012, many large financial institutions initiated reductions in their workforces and took other measures to control or contain operational spending. More recently, many of these institutions were subject to substantial penalties from regulatory bodies. Clients within the financial services industry that strive to reduce their operating costs may seek to reduce or control their spending on financial market data and related services. If a large number of smaller clients or a critical number of larger clients reduce their spending with us, our results of operations could be materially and adversely affected. Alternatively, clients may use other strategies to reduce their overall spending on financial market data services, by consolidating their spending with fewer vendors, by selecting other vendors with lower-cost offerings or by self-sourcing their need for financial market data. If clients elect to consolidate their spending on financial market data services with other vendors and not us, if we lose business to lower priced competitors, or if clients elect to self-source their financial market data needs, our financial condition or results of operations could be materially and adversely affected.

We face intense competition.

We operate in highly competitive markets in which we compete with numerous large and small vendors of financial market data, analytics, and related services. We expect competition to continue to be intense. Some of our competitors and potential competitors have significantly greater financial, technical and marketing resources than we have. In addition, we are highly leveraged and currently incur significant cash expenditures to service our debt. Our competitors may be able to expand their offerings and data content more effectively, use their financial resources to sustain aggressive pricing or respond more rapidly than us to new or emerging technologies, changes in the industry or changes in client needs. They may also be in a position to devote greater resources to the development, promotion and distribution of their services. In addition, these competitors sometimes have more established positions in certain product segments and geographic regions than we do. We also compete with smaller companies, some of which may be able to adopt new or emerging technologies or address client requirements more quickly than we can.

Increased competition in the future or our inability to compete effectively could adversely affect our market share, create pressure for us to offer price reductions, impact our profit margins and have a material adverse effect on our financial condition or results of operations.

A prolonged outage at one of our data centers or a disruption of our computer operations or those of our suppliers, or our failure to timely deliver high-quality services due to other reasons, could result in the loss of clients.

Our clients rely on us for the delivery of time-sensitive, up-to-date and high-quality financial market data, analytics, and related solutions. Our timely, reliable delivery of high-quality products and services is subject to an array of technical production processes that enable our delivery platforms to leverage an extensive range of content databases. Further, we obtain significant portions of the data that we deliver to clients from stock exchanges and other third-party sources, and we are reliant on these sources for delivering high-quality data. Our business is dependent on our ability to rapidly and efficiently process substantial volumes of data and calculations on our computer-based networks and systems. Our computer operations and those of our suppliers and clients are vulnerable to interruption by fire, natural disaster, power loss, telecommunications failure, terrorist attacks, acts of war, Internet failures, computer viruses, cyber-attacks, physical sabotage, hackers and other events beyond our control. The occurrence of any of these events could significantly disrupt our operations or result in a significant interruption or delay in the delivery of our services. Although we have disaster recovery plans that include backup facilities for our primary data centers, our systems are not always fully redundant, and our disaster planning may not always be sufficient or effective. Any such event could induce our clients to reduce or terminate services, and could harm our reputation and impact our ability to compete for new business.

In addition, if any of the data we distribute is not of sufficient quality (whether due to an error on our part or because the data we obtain from third-party sources was poor quality or otherwise flawed), if any of our production processes are compromised or fail, or if any of our delivery platforms are impaired or fail, the delivery of our data may fail to meet the time requirements of our clients or the quality standards set by our clients, either of which could adversely affect our ability to compete for new clients or induce existing clients to seek alternative service suppliers. Loss of a large number of smaller clients or a critical number of larger clients as a result of any such events could have a material adverse effect on our financial condition or results of operations.

If we experience design defects, errors or failures associated with our products or services our business could suffer serious harm.

Our products and services may contain errors or may fail to perform as designed. In addition, whether we release new products and services, migrate existing products and services to new systems or upgrade outdated software and infrastructure, our products and services may contain design defects and errors when first introduced or when major new updates or enhancements are released. Many of our products and services rely on data and services we obtain from third-party vendors over which we have little or no control and may be provided to us with errors or may contribute to failures. Our clients may use our products and services within their own software, data or products or may combine our products and services into products and services obtained from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. If defects, errors or failures are discovered in our products or services, we may not be able to correct them in a timely manner, if at all.

The existence or perception of errors in or the failures of our products or services to perform up to client expectations could result in rejection of our products or services, damage to our reputation, loss of revenue, a lower rate of subscription renewals, decrease of spending on our products and services, diversion of development resources to correct the problem, or increases in service and support costs. We may also need to expend resources to eliminate or work around defects, errors, failures or delays. In each of these ways, our financial condition or results of operations could be materially adversely impacted.

We are dependent on third-party suppliers for data. If we are unable to maintain relationships with key suppliers and providers of market data, we may not be able to provide our products and services to our clients. Audits of our license arrangements with our suppliers may result in our incurring material additional expense.

We depend on third-party suppliers for data, including data received from certain competitors, clients, various government and public record services and financial institutions, for data used in our products and services. Some of this data is exclusive to particular suppliers, such as national stock exchanges, including, without limitation, the [NYSE][New York Stock Exchange], Tokyo Stock Exchange and the London Stock Exchange. In some cases the data cannot be obtained from other suppliers. In other cases, although the data may be available from secondary sources, the secondary source may not be as adequate or reliable as the primary or preferred source, or we may not be able to obtain replacement data from an alternative supplier without additional cost and expense. Our data sources could also increase the price of, or withdraw, their data or information services for a variety of reasons.

In addition, our data suppliers could enter into exclusive contracts with our competitors without our knowledge. The disruption or termination of one or more of our major data supplier relationships could disrupt our operations and could have a material adverse effect on our results of operations.

Further, our third-party data suppliers perform audits on us from time to time in the ordinary course of business (including audits currently underway) to determine if data we license for redistribution has been properly accounted for in accordance with the terms of the applicable license agreement. As a result of these audits, if there is a final determination that we have incorrectly accounted for amounts owed in connection with the licensing arrangements, we may incur additional expenses and such additional expenses could be material and have a material adverse effect on our financial condition or results of operations.

If we are unable to develop successful new products and services our business could suffer serious harm.

Our growth and success depends, in part, upon our ability to develop and sell new products and services. If we are unable to develop new products or services or if such products or services are not adopted by our market, we may not be able to grow our business or growth may occur more slowly than we anticipate. We may not be successful in developing, marketing and selling our new products and services on a timely or cost effective basis, or our new products and services may not adequately meet the requirements of the marketplace or achieve market acceptance. Any such occurences could have a material adverse effect on our financial condition or results of operations. In addition, clients may delay purchases of our existing products and services in anticipation of new products or services.

Consolidation within the financial services industry could lower demand for our products and services.

There continues to be consolidation among some participants in the financial markets. As consolidation occurs and synergies are achieved, there may be fewer potential clients for our products and services. When two clients that separately subscribe to use our products and services combine, they may terminate or reduce duplicative subscriptions for our products and services, or if they are billed on a usage basis, usage may decline due to synergies created by the business combination. We have experienced cancellations and/or service downgrades in prior years as a result of consolidation, and future consolidations could give rise to cancellations and/or service downgrades. A large number of cancellations, or lower utilization on an absolute dollar basis resulting from consolidations, could have a material adverse effect on our financial condition or results of operations. In addition, if a client who accounts for a material percentage of our revenue or profit ceases operations as a result of bankruptcy such event could have a material adverse effect on our financial condition or results of operations.

Declining activity levels in the securities markets, weak or declining financial performance of financial market participants, the failure of market participants or changes in usage patterns, could lower demand for our services.

Our business is dependent in part upon the health of the global financial markets and the financial well-being of the participants in those markets. While some of the demand for financial data is static and is not dependent on the health of the global financial markets, some of the demand is driven by the types and amount of activity in the securities markets. When financial market participants experience weak or declining revenues or profit performance, they may seek to reduce expenditures on market data and related services, including our services. Further, because our revenue is a mix of fixed-fee subscriptions and usage, or volume-based, revenue, decrease in demand and usage declines would adversely impact our results of operations. Long periods of low market volatility or low trading volumes could also contribute to lower usage revenue. Further, weak financial markets or changes in the financial markets can lead firms to alter their asset investment strategies, which can adversely impact usage levels. Because many clients subscribe to our offerings over a multi-year period or annually, any impact on our results of operations could lag adverse cycles in the financial markets by 12 to 24 months.

If we are unable to maintain relationships with VARs and custodian banks, our revenue will decrease.

Part of our strategy is to serve as a major data supplier to VARs and custodian banks. Having these relationships enables us to broaden our distribution and sales networks. Further, these relationships enable us to benefit from the trend of major financial institutions outsourcing operations to custodian banks and other third-party service providers. If our relationships with our significant VAR or custodian bank clients are disrupted or terminated, or if their usage of our products and services declines, any such event could have a material adverse effect on our financial condition or results of operations.

New offerings by competitors or new technologies or other industry changes could cause our services to become less competitive or obsolete or we may not be able to develop new or enhanced product and service offerings.

We operate in an industry that is characterized by rapid and significant technological change, frequent new service introductions (including in response to technological changes), data content and coverage enhancements, and evolving industry standards and client needs (including in response to regulatory changes). Without the timely introduction of new products, services or the expansion or enhancement of our data content and coverage, our products and services could become obsolete or inadequate over time, in which case our revenue and results of operations would suffer. We expect our competitors to continue to improve the performance of their current products and services, to enhance data content and coverage and to introduce new products and services. These competitors may adapt to new technologies, changes in the industry and changes in clients’ requirements more quickly than we can. If we fail to adequately and accurately anticipate industry trends and clients’ needs, we will be unable to introduce new products and services into the market and our existing products and services may become obsolete. Further, we may be unsuccessful at developing and introducing new services (including in response to technological changes), that are appealing to clients, with acceptable prices and terms, or any such new products and services may not be made available in a timely manner. Any of these events could adversely impact our ability to compete effectively and could have a material adverse effect on our results of operations. Related to this, a key part of our strategy is expanding into new markets around the world, as well as continuing to grow our existing international businesses. In order to do so, we must develop new region-specific services, or add to our existing services so that they meet the needs of clients in specific geographic locations. Any new products and services or data content that we may develop and introduce may not achieve market acceptance. Lack of market acceptance of our products and services could have a material adverse effect on our results of operations.

Our reputation is a key asset and competitive advantage of our company and our business may be affected by failure to protect our reputation.

Our reputation as a trusted provider that is committed to high standards of product and service quality and reliability is important to our ability to attract and retain clients and maintain or increase our clients’ level of spending on our products and services. Actual, alleged or perceived quality or reliability issues regarding one of our products or services or the quality of our data could harm our reputation. If our reputation is harmed, our relationship with clients and business partners could be adversely impacted. Failure to protect our reputation or our ability to provide the standard of products, services and data expected by our clients may adversely impact our credibility as a trusted supplier of mission-critical information and have a negative impact on our financial condition and our results of operations.

New legislation or changes in governmental or quasi-governmental rules, regulations, directives or standards may reduce demand for our services, prevent us from offering certain services or increase our expenses.

Our clients must comply with governmental and quasi-governmental rules, regulations, directives and standards. We develop, configure and market services to assist clients in meeting these requirements. New legislation, or a significant change in rules, regulations, directives or standards, including some of those introduced to mitigate systemic risk in major financial markets, as well as ones that may in the future be introduced, could impact where and how financial services invest, which could cause some of our products and services to become obsolete, reduce demand for our products and services or increase our expenses as we modify our products and services to maintain relevancy, any of which events could have a material adverse impact on our results of operations. Furthermore, we may become subject to new legislation or rules with regard to the services we offer which could cause us to be prohibited from providing certain services or make provision of affected services more expensive, either of which events could have a material adverse effect on our financial condition or results of operations.

As we transition additional asset classes and services to our new technology platform, we may experience unexpected disruptions, technical problems or costs.

We have made substantial progress toward developing and deploying a new technology platform designed to enable us to consolidate our delivery platforms and the majority of our legacy technology infrastructure, and facilitate cost-effective collection, aggregation and distribution of the content that supports our evaluated pricing and reference data as well as various other offerings. Transition to the platform is underway. We believe our further transition to this infrastructure can be achieved without significant disruptions or significantly compromising product quality, sales effectiveness or client service. To date, we have not experienced any such compromises. However, notwithstanding our efforts, we may experience disruptions or encounter unexpected challenges. Further, the costs to complete the remaining work may exceed our current expectations for those costs. Any significant cost increases or disruptions to product quality, sales effectiveness or client service or to our other business operations could have an adverse effect on our operations and results of operations.

Certain of our subsidiaries and certain of our services are or may become subject to complex regulations and licensing requirements.

Interactive Data Pricing and Reference Data LLC (“PRD LLC”), one of our subsidiaries, is a registered investment adviser with the SEC and is subject to significant regulatory obligations, including under the Investment Advisers Act of 1940 (“Investment Advisers Act”). Our PRD LLC subsidiary offers (1) evaluated pricing services; (2) reference data services; and (3) end-of-day pricing data services. Of these services, the evaluated pricing services are the services that are regulated. None of our other businesses or subsidiaries are registered under the Investment Advisers Act. Our Interactive Data (Australia) Pty Ltd subsidiary is licensed by the Australian Securities and Investment Commission (“ASIC”) to provide certain financial services in Australia under the Corporations Act 2001. Our services covered by the license issued by ASIC include our evaluated pricing services and certain of our desktop solutions services. Our U.K. Desktop Solutions business is registered with the United Kingdom Financial Conduct Authority (“FCA”). Our services subject to regulation by the FCA include certain of our desktop solutions services. The laws and regulations that govern our regulated activities are complex. Compliance with the Investment Advisers Act and other regulatory requirements gives rise to costs and expenses. We have employees whose duties relate primarily to ensuring we meet our legal and compliance obligations under the Investment Advisers Act and other regulatory requirements. Significant changes to applicable regulations may increase our costs. If we were to fail to maintain or otherwise forfeit any required regulatory licenses or registrations, or if we were otherwise found to be in material non-compliance with applicable regulatory requirements, we may not be able to continue offering the services or operating the impacted portions of our business or we could be subject to fines and penalties. Any such event could have a material adverse effect on our results of operations. In addition, we expect to continue to innovate to meet the evolving needs of the financial services sector and our business strategy includes the introduction of new services as well as enhancements to existing services. To the extent any new services or enhancements would require us to extend our existing, or obtain new, licenses from regulatory authorizations, we may not be able to secure the required licenses or registrations. If we are not able to secure the required licenses or registrations, we may not be able to provide one or more of these new services or enhancements, which in turn could result in us not being able to compete as effectively, or impact our revenue growth rate and could have a material adverse effect on our operations and results of operations.

We are subject to regulatory oversight and we provide services to financial institutions that are subject to significant regulatory oversight, and any examination or investigation of us or our clients relating to our services could be expensive and time consuming and could harm our reputation.

The regulations that govern certain of our activities and the activities of our clients are complex. Compliance with these regulations may be reviewed and examined by federal agencies, including the SEC, state authorities and other governmental entities in both the United States and foreign countries. Any such examination by the SEC or other regulatory body may result in a finding of deficiencies, weaknesses or non-compliance with our regulatory obligations and may result in fines, sanctions and costly and time-consuming corrective actions. To the extent any of our clients become the subject of a regulatory investigation, a regulatory enforcement action or a civil lawsuit relating to actual or alleged violations of one or more of their regulatory obligations, we could also become subject to scrutiny. This scrutiny could include an examination or investigation by regulators of whether the services we provided to the client during the time period of the alleged violation were related to or contributed to the commission of the alleged or actual violation or result in a claim or civil lawsuit filed against us by the client or the client’s customers seeking damages. Any investigation by a regulatory agency of one of our clients or us, whether or not founded, or a claim or civil lawsuit filed against us, could cause us to incur substantial costs and could distract our management from our day-to-day operations and our strategic objectives. In addition, the negative publicity associated with any such examination, investigation, claim or lawsuit, and any published findings by a regulator, could adversely affect our ability to attract and/or retain clients and could have a material adverse effect on our financial condition or results of operations.

We are subject to the risks of doing business internationally.

For the six months ended June 30, 2015 and the year ended December 31, 2014, approximately 28.7% and 30.8%, respectively, of our revenue was generated outside of the United States, including in emerging markets and developing economies. Our growth strategy includes continuing to expand our business outside of the United States. Operations and sales outside the United States subject us to risks associated with doing business internationally, including numerous, and sometimes conflicting, legal and regulatory regimes, which may have a material adverse effect on our business and ability to expand internationally.

Accordingly, a variety of factors could have a material adverse effect on our results of operations or ability to grow our operations internationally including, without limitation:

•	failure to comply with anti-bribery laws such as the Foreign Corrupt Practices Act of 1977 (“FCPA”), the U.K. Bribery Act 2010 and similar anti-bribery laws in other jurisdictions;

•	difficulty in penetrating new markets and establishing, staffing and managing non-U.S. operations including differing jurisdictional labor regulations;

•	changes in political conditions or economic instability including inflation or interest rate fluctuations;

•	changes in local laws and regulatory requirements or exposure to adverse government action;

•	difficulty of effective enforcement of contractual provisions in some local jurisdictions;

•	the inadequate intellectual property protection laws in some local jurisdictions;

•	trade sanctions such as those enforced by the U.S. Treasury Department Office of Foreign Asset Control or similar international authorities;

•	changes in or interpretations of local tax law or policy; and

•	difficulties in developing products and services that are tailored to local financial markets and the needs of local clients.

While we have implemented certain policies to comply with local laws and regulations in the jurisdictions in which we operate, including certain safeguards to discourage practices in violation of anti-bribery laws and trade sanctions by our employees and agents, there can be no assurance that our employees or agents will not engage in conduct that would subject us to investigation, regulatory sanctions or criminal or civil penalties, any of which could have a material adverse effect on our results of operations or financial condition. Any investigation of us or our agents, whether or not founded, could cause us to incur substantial costs and could demand significant time and attention from management, diverting them from our day-to-day operations and our strategic objectives and could have a material adverse effect on our results of operations.

In addition, we receive revenues and incur expenses in several currencies (primarily the U.S. dollar, British pound sterling and euro) and, accordingly, are subject to exposure from adverse movements in currency exchange rates. Our financial statements are denominated in U.S. dollars, which means that we must translate the revenues, expenses, assets and liabilities of all of our businesses that have functional currencies other than U.S. dollars into U.S. dollars based on average monthly or month-end exchange rates. These translation adjustments are accumulated in stockholders’ equity. Further, when any of our businesses engage in transactions in currencies other than their designated functional currency, we may experience gains or losses arising from fluctuations in exchange rates, which impact our results of our operations. Due to the significant size of our operations in Europe, our primary exposure currently rests with the British pound sterling and the euro to U.S. dollar exchange rates. Historically we have not entered into forward currency exchange rate contracts, and to the extent that our currency exposures are not hedged, exchange rate movements may cause fluctuations in our consolidated financial statements.

The European debt crisis and related European financial restructuring efforts have contributed to instability in global credit markets and resulted in a decline in the value of the euro. If global economic and market conditions, or economic conditions in Europe, the United States or other key markets remain uncertain or deteriorate further, the value of the euro and the global credit markets may further weaken. General financial instability in countries in the European Union, including Greece, could have a contagion effect on the region and contribute to the general instability and uncertainty in the European Union. Events that adversely affect our European clients and suppliers could in turn have a materially adverse effect on our international business results and our results of operations.

We are involved in intellectual property disputes from time to time and we may be involved in additional such disputes in the future. These disputes divert management’s attention, cause us to incur costs, which in some cases can be significant, and could, under certain circumstances, prevent us from providing, or increase our costs to provide, certain products and services.

Third parties assert intellectual property infringement claims against us from time to time. While we believe that our products, services, processes and operations do not infringe in any material respect upon proprietary rights of other parties and that meritorious defenses would be available with respect to any assertions to the contrary, our products and services may be found to infringe on the proprietary rights of others. Any claims that our products, services, processes and operations infringe third parties’ rights, regardless of their merit or final resolution, would be costly to investigate and to defend against and could divert the efforts and attention of our management and technical personnel from our day-to-day operations and the advancement of our strategic objectives and could have a material adverse impact on our results of operations. Intellectual property disputes involve complex technical issues and there are inherent uncertainties in intellectual property litigation. If any such proceedings against us result in an adverse outcome, or if we otherwise elect to seek a resolution short of a final adjudication, we could be required, among other things, to pay substantial damages, to cease providing certain services if no license could be obtained on commercially reasonable terms or at all, or pay significant license fees. Such litigation or proceedings could result in the loss or compromise of our intellectual property rights. We have in the past been, and may in the future be, called upon to defend clients against third-party claims under indemnification clauses in our agreements. Any such occurrences could have a material adverse effect on our financial condition or results of operations.

Our business may be adversely affected if clients breach our license agreements.

Our products and services are generally made available to clients under a license agreement. We also permit access to some products and services through the Internet under clickthrough online licenses that are affirmatively acknowledged by the licensee or under terms of use. Our license agreements typically restrict use of our products and services to a specified business application or geographies and prohibit clients from copying or redistributing our content or using content outside of the limits of the license. There can be no assurance that clients will abide by the terms of our licenses or that all of our license agreements will be fully enforceable. If a client were to use our products or services outside the permitted scope or improperly redistribute our content, we may fail to capture potential revenue from such client or the potential clients to whom the content is made available. In addition, such unauthorized actions may cause us to breach and/or incur additional costs under the terms of our other contractual arrangements, including our agreements with business partners and third-party suppliers of data.

Legal protections for our intellectual property rights and other rights may not be sufficient or available to protect our competitive advantages and failure to protect our intellectual property and proprietary rights adequately could adversely affect our business and results of operations.

Our success depends in part on our proprietary technology, processes, methodologies and information. We rely primarily on a combination of trade secret, patent, copyright, trademark, and service mark rights, as well as contractual protections (such as confidentiality, assignment of invention and non-disclosure agreements), state fair competition law and technical measures, to protect our proprietary technology, processes, methodologies and information. Despite our efforts, third parties may still try to challenge, invalidate or circumvent our rights and protections. We may not be able to fully protect our intellectual property and proprietary rights, and our competitors may infringe upon our rights. The agreements that we enter into to protect our intellectual property and proprietary information may not effectively prevent unauthorized use or disclosure of such information and may not provide an adequate remedy in the event of unauthorized use or disclosure. The laws of certain foreign countries in which we operate do not protect our proprietary rights to the same extent as do the laws of the United States. Further, elements of some of our products and processes may not be subject to intellectual property legal protections.

We may be required to spend significant resources to monitor, enforce or protect our intellectual property and proprietary rights. Despite such efforts, we may not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property and proprietary rights. Even if we attempt to enforce or protect our intellectual property and proprietary rights or determine the validity and scope of the proprietary rights of others through litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities or administrative bodies in the United States or abroad, it may require considerable cost, time and resources to do so, and we may not be successful in such litigation or proceedings. If we fail to enforce our intellectual property or proprietary rights, our competitive position could suffer. Furthermore, our intellectual property rights may not prevent competitors from independently developing or securing rights to products or services that are similar to or duplicative of ours, using trademarks that are similar to ours in different fields of goods and services, reverse engineering our proprietary processes or technologies or designing around our patents or other legal rights. Any failure to establish, maintain or protect our intellectual property or proprietary rights could have a material adverse effect on our business, financial condition or results of operations.

Fraudulent or unpermitted data access and other security or privacy breaches may negatively impact our business and harm our reputation.

Some of our products and services involve the storage and transmission of proprietary information and sensitive or confidential client data, including limited client portfolio information. Misappropriation, unauthorized disclosure or corruption of client data by an employee or an external third party, via computer viruses, cyber-attacks, physical break-ins or other methods, could occur and may result in claims against us, regulatory sanctions, harm to our reputation and liability for client or vendor losses resulting from such misappropriation or disclosure. Recently, the financial services industry has been targeted for purposes of political protest, activism and fraud, as well as by foreign state actors and terrorist organizations seeking to disrupt the businesses and financial systems in the countries in which we operate. We could be a target for such illegal acts in the future. Further, third-party vendors with whom we work may experience security or privacy breaches involving our proprietary information or our clients’ sensitive or confidential data, which could expose us to unindemnified liability for client or other vendor losses, reputational harm and operational interruptions. Regardless of their merit or final resolution, allegations of misappropriation or unauthorized disclosure would be costly to investigate and to defend against and would divert the efforts and attention of our management and technical personnel from our day-to-day operations and the advancement of our strategic objectives.

If anyone gains improper access to our databases, they may be able to steal, publish, delete or modify our confidential information or that of a third party stored or transmitted on our networks. Any significant failure, compromise, unauthorized access or disclosure, cyber-breach or interruption of our systems, including operational services, loss of service from third parties, sabotage, break-ins, failure of controls, war, terrorist activities, or computer viruses could result in lack of availability, loss of data integrity, fraud, unauthorized disclosure or other outcomes harmful to our business. Any such occurrence or allegation of occurrence could result in the loss of existing or potential clients, damage to our brand and reputation, deter data suppliers from supplying data to us, impact our ability to compete and could have a material adverse effect on our financial condition or results of operations.

We may face liability for content contained in our products and services.

We may be subject to claims for breach of contract, defamation, libel, copyright or trademark infringement, fraud or negligence, or based on other theories of liability, in each case relating to the data, articles, commentary, ratings, information or other content we distribute in our services. If such data or other content or information that we distribute has errors, is delayed or has design defects, we could be subject to liability or our reputation could suffer. We could also be subject to claims based upon the content that is accessible from our corporate website or those websites that we own and operate through links to other websites. In our Pricing and Reference Data segment, any of the following products and services may be used to support the investment processes of our clients: (1) evaluated pricing services; (2) reference data; (3) end-of-day pricing data; and (4) fixed income and equity portfolio analytics and data. In our Trading Solutions segment, any of the following products and services may be used to support the investment processes of our clients: (1) real-time market data feeds; (2) trading infrastructure managed services; and (3) workstations and customized hosted web applications. Use of our products and services as part of the investment process creates the risk that clients, or the parties whose assets are managed by our clients, may pursue claims against us for very significant dollar amounts. Any such claim, even if the outcome were to be ultimately favorable to us, could involve a significant commitment of our management, personnel, financial and other resources and could have a negative impact on our reputation. In addition, such claims and lawsuits could have a material adverse effect on our business, financial condition or results of operations

Our use of open-source software and third-party software containing open-source elements could result in litigation or impose unanticipated restrictions on our ability to commercialize our products and services.

We use open-source software in our technology most often as small components within a larger product or service, to augment algorithms, functionalities or libraries we create and may use more open-source software in the future. Open-source code is also contained in some third-party software we rely on. We could be subject to suits by parties claiming breach of the terms of the license for such open-source software. The terms of many open-source licenses are ambiguous and have not been interpreted by U.S. or other courts, and these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products and services. Litigation could be costly for us to defend, have a negative impact on our operating results and financial condition or require us to devote additional research and development resources to remove open-source elements from or otherwise change our software. In addition, if we were to combine our proprietary technology with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software. If we inappropriately use open-source software, we may also be required to re-engineer our software, license our software on unfavorable terms or at no cost, discontinue certain products and services or take other remedial actions, any of which could have a material adverse effect on our results of operations.

Our cost-saving plans may not be effective, which may adversely affect our financial results.

Our business strategy and priorities involve improving our cost structure and driving efficiencies. While we have implemented and will continue to implement programs related to this strategy, we may not be able to do so successfully and we may not fully realize the projected benefits of these or any other cost-saving plans that we may seek to implement in the future. If we are unable to realize these anticipated cost reductions, our results of operation may be adversely affected. Moreover, our continued implementation of cost-saving plans and facilities integration may disrupt our operations and adversely impact our profitability. While we expect our cost-saving initiatives to result in significant cost savings throughout our organization, such savings are based on assumptions that may prove to be inaccurate, and as a result we may not realize these cost savings. The failure to achieve our estimated cost savings would constrain our ability to increase the profitability of our business.

Our growth and pursuit of operational efficiency initiatives may place significant strain on our management and human resources.

We must plan and manage our growth effectively and continue to successfully implement operational efficiency initiatives to increase revenue and profitability. Our growth and implementation of operational efficiency initiatives, including the ongoing deployment and migration to a unified technology architecture, have placed, and are expected to continue to place, significant demands on our personnel, management, technology infrastructure and other resources. As we continue to grow and as we continue to drive operational efficiencies, there can be no assurance that management will be effective in attracting, training and retaining the qualified personnel necessary to advance our growth and operational efficiency plans. Any failure to effectively manage growth or successfully implement efficiency initiatives could have a material adverse effect on our operations and results of operations.

Our success is dependent in part upon our ability to attract and retain a qualified management team and technical and other key personnel.

We depend on our ability to attract and retain a qualified management team and technical and other key personnel to operate and expand our business, and we may not be able to retain the services of these persons. In the event of any departures, our ability to replace key personnel may be difficult and may take an extended period of time because of the limited number of key personnel in the financial market data industry with the breadth of skills and experience required to operate and expand a business such as ours successfully or perform the key business or technical functions we require. Competition to hire from this limited pool of human resources is intense, and we may not be able to hire or retain such personnel. We have entered into agreements with some members of our management team and other key personnel regarding their employment with us. While these employment agreements may mitigate some of the risks we face in retaining key personnel, we still face risk in this area. The replacement of any of our key personnel would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. In addition, we do not carry any “key person” insurance policies that could offset potential loss of service under applicable circumstances. If we are unable to retain, attract and hire key personnel, such failure could have a material adverse effect on our operations and our results of operations.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, strategic alliances or joint ventures and may fail to realize the anticipated benefits from any acquisitions we complete and/or any joint ventures that we may enter into.

Our strategic plan includes growth through the possible acquisition of assets and businesses that complement or augment our existing products and services and through the entry into strategic alliances or joint ventures. We may not be successful in identifying suitable acquisition candidates, strategic alliances or joint venture partners on favorable terms, if at all. Attractive candidates are difficult to identify and complete for a number of reasons, including competition among prospective buyers or partners and, in some instances, the need for regulatory approvals, including antitrust clearance. We may not be able to identify and successfully complete acquisitions or enter into beneficial strategic alliances or joint ventures.

The success of any acquisition depends in part on our ability to integrate the acquired business or assets, including clients, employees, operating systems, operating procedures and information technology systems. We may not be able to effectively integrate, and may experience difficulty managing, the operations of any acquired business. In addition, the process of integrating acquired businesses or assets may involve unforeseen difficulties and integration could take longer than anticipated. Integrating any newly acquired businesses may require a disproportionate amount of management’s attention and financial and other resources, and detract from the resources remaining for our pre-existing business. Any acquisition we may seek to complete may be made at a substantial premium over the fair value of the net assets of the acquired business. Further, we may not be able to maintain or improve the profitability of any acquired businesses. Finally, we may not fully derive all of the anticipated benefits, such as supply cost synergies or reduced operating costs due to centralized or shared technical infrastructure.

In addition, we may incur earn-out and contingent consideration payments in connection with future acquisitions, which could result in a higher than expected impact on our future earnings. We may also finance future transactions through debt financing, including significant draws on our revolving credit facility, the issuance of our equity securities, the use of existing cash, cash equivalents or investments or a combination of the foregoing. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants. Acquisitions financed with the issuance of our equity securities would be dilutive to the share value and voting power of existing common shares, which could affect the market price of our common shares. Future acquisitions financed with our own cash could deplete the cash and working capital available to fund our operations adequately. Difficulty borrowing funds, selling securities or generating sufficient cash from operations to finance our activities may have a material adverse effect on our results of operations.

In addition, strategic alliances and joint ventures may become important to expanding our client base and expanding our offerings. The success of any future strategic alliances or joint ventures will depend in part on our ongoing ability to work collaboratively with these business partners. We may not be able to work effectively or efficiently with these business partners or achieve the anticipated benefits from these relationships.

Our Sponsors control us and may have conflicts of interest with us or our other stockholders in the future.

After the completion of this offering, certain investment funds affiliated with Silver Lake will own approximately     % of our outstanding common stock, or approximately     % if the underwriters exercise in full their option to purchase additional shares, and certain investment funds affiliated with Warburg Pincus will own approximately     % of our outstanding common stock, or approximately     % if the underwriters exercise in full their option to purchase additional shares. The Sponsors will have the right to designate a majority of the members of our Board of Directors. As a result, the Sponsors have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of the Board of Directors or our stockholders, regardless of whether such transaction may be in the best interests of our other securityholders. Additionally, the Sponsors are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation will provide that none of the Sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Sponsors also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. One or more of the Sponsors may also pursue acquisition opportunities of businesses in our market space and, as a result, those acquisition opportunities may not be available to us. So long as investment funds affiliated with, and the co-investment vehicle controlled by, the Sponsors continue to indirectly own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Sponsors will continue to be able to strongly influence or effectively control our decisions.

Examination and audits by tax authorities, including the Internal Revenue Service, or changes in tax laws could result in additional tax payments.

Our tax returns are subject to examination by various tax authorities, including the U.S. Internal Revenue Service (“IRS”) which may result in adjustments. We provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions. Management does not believe, however, that any of our previously filed tax returns would make an audit by taxing authorities particularly likely; nor do we currently expect to file tax returns in the future that would make an audit by taxing authorities particularly likely. Our tax returns are audited by tax authorities in the normal course of business, and it is our intention to vigorously defend our prior tax returns. However, the calculation of our tax liabilities involves the application of complex tax regulations to our global operations in many jurisdictions. Therefore, any dispute with any tax authority may result in a payment that is materially different from our current estimate of the tax liabilities associated with our returns from these periods. If our estimate of tax liabilities proves to be less than the amount for which we are ultimately liable, we would incur additional charges to expense and such charges could have a material adverse effect on our results of operations and financial condition.

In the past, we have recorded substantial income tax benefits that were partially the result of discrete events in certain periods, including the benefit associated with the losses we incurred on extinguishment of debt in 2011, 2013, and 2014; the benefit associated with transaction costs incurred in 2010 related to our 2010 acquisition by our Sponsors; and enacted rate changes in foreign jurisdictions in 2012 and 2013. Our benefits have also been the result of deductible interest expense in the U.S. due to our existing debt structure, which may not continue in the future. Our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in our capital structure and other potential discrete events. Tax rates in the jurisdictions in which we operate may change as a result of macroeconomic, political or other factors. Increases in the tax rate in any of the jurisdictions in which we operate could have a negative impact on our profitability. In addition, changes in tax laws, treaties or regulations, or their interpretation or enforcement, may be unpredictable, particularly in less developed markets, and could become more stringent, which could materially adversely affect our tax position. Any of these occurrences could have a material adverse effect on our net income.

A material weakness in our internal control over financial reporting relating to our statement of cash flows was identified in connection with the preparation of our consolidated financial statements as of and for the six months ended June 30, 2015.

In connection with the interim review of our consolidated financial statements as of and for the six months ended June 30, 2015, we and our independent registered public accounting firm identified a material weakness in internal control over financial reporting. The material weakness related to our statement of cash flows due to the improper classification of re-measurement gains and losses due to foreign exchange rates, with a corresponding impact of foreign exchange on cash balances. We have corrected this error in our statement of cash flows for the six months ended June 30, 2015. To remediate the identified material weakness, we have modified our internal controls to add supplementary analytical and review procedures to our financial statement close process for the purpose of establishing the foreign exchange impact on cash flows. For a discussion of the impact that future material weaknesses could have on us, please see “—Risks Related to this Offering and Ownership of Our

Common Stock—We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies, particularly after we are no longer an emerging growth company.”

We may be required to take future impairment charges that would reduce our reported assets and earnings.

Goodwill and other identifiable intangible assets comprise a significant portion of our total assets. We test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Impairment testing requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic conditions, competition in the market and other factors as well as changes in our share price and market capitalization after we are a public company may affect these assumptions. If future testing indicates that, more likely than not, the fair value of goodwill and identifiable intangible assets was less than their carrying values, we may be required to record a non-cash impairment charge in the period the determination is made. In addition, from time to time we may incur an impairment charge related to capitalized development costs. For example, in 2014 we incurred a $14.2 million impairment charge related to capitalized development expenses due to the determination that certain projects would not produce the future cash flows necessary to recover the associated carrying value. Recognition of an impairment would reduce our reported assets and earnings. As of June 30, 2015, our goodwill balance was $1.6 billion, which represented 41.8% of total assets, and our intangible assets balance was $1.4 billion, which represented 36.2% of our total assets.

Risks Associated with Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent the interest rate on Opco’s variable rate debt increases and prevent Opco from meeting its obligations under its 5.875% Senior Notes due 2019.

We are highly leveraged. As of June 30, 2015, our total indebtedness was $2.6 billion. Opco also had an additional $159.4 million available for borrowing under its revolving credit facility at that date (after giving effect to $0.6 million of letters of credit that were outstanding as of June 30, 2015 related to certain operating leases). After giving effect to this offering and the repayment of certain of our indebtedness with a portion of the net proceeds from this offering, we expect to have approximately $             billion of indebtedness outstanding. See “Use of Proceeds” and “Capitalization.”

Our high degree of leverage could have important consequences for our securityholders, including:

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under Opco’s senior secured credit facilities will be at variable rates of interest;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in Opco’s revolving credit and term loan facilities and the indenture governing the Senior Notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

For the year ended December 31, 2014 and the six months ended June 30, 2015, we recorded interest expense related to these debt obligations of $157.3 million and $74.4 million, respectively, in our consolidated statements of operations, which includes amortized interest expense related to the capitalization of deferred financing costs and accretion of original issue discount (“OID”) of $7.6 million and $3.1 million, respectively, and $6.5 million and $2.9 million, respectively.

Our debt agreements and those of our subsidiaries contain restrictions that limit our flexibility in operating our business.

Opco’s senior secured credit facilities and the indentures governing the Senior Notes and PIK Toggle Notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell or transfer assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

In addition, under Opco’s senior secured credit facilities, we may, under certain circumstances, be required to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control. We may not meet those ratios and tests. A breach of any of these covenants could result in a default under each of Opco’s senior secured credit facilities. Upon the occurrence of an event of default under Opco’s senior secured credit facilities, the lenders under Opco’s senior secured credit facilities could elect to declare all amounts outstanding under Opco’s senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under Opco’s senior secured credit facilities could proceed against the collateral granted to them to secure each such indebtedness. Opco has pledged substantially all of its assets as collateral under the senior secured credit facilities.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the notes. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations.

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our common stock, and an active, liquid trading market for our common stock may not develop, which may cause our common stock to trade at a discount from the initial offering price and make it difficult for you to sell the common stock you purchase.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on [Nasdaq] [the NYSE] or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any shares of our common stock that you purchase. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

You will incur immediate dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our common stock will be higher than the net tangible book value per share of outstanding common stock prior to completion of this offering. Based on our net tangible book value as of June 30, 2015 and upon the issuance and sale of              shares of common stock by us at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $         per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this offering. A total of              shares of common stock are expected to be reserved for future issuance under our 2010 Incentive Plan and 2015 Incentive Plan (after giving effect to this offering). You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our directors, officers and employees under our current and future stock incentive plans, including our 2015 Incentive Plan. See “Dilution.”

Our stock price may change significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock is likely to be volatile. The stock market has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors pertaining to significant contracts, new products or services, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation or regulatory actions;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock are low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company with no material direct operations. Our principal assets are the shares of common stock of Intermediate that we hold. Intermediate is the parent of Opco which, together with its subsidiaries, owns substantially all of our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to meet our financial obligations.

We currently do not intend to pay dividends on our common stock and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare or pay dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our Board of Directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our credit facilities and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in our company may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering, we will have a total of              shares of common stock outstanding. All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates (including the Sponsors), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The              shares (or              shares, if the underwriters exercise in full their option to purchase additional shares) held by the Sponsors and certain of our directors, officers and employees immediately following the consummation of this offering will represent approximately     % (or     %, if the underwriters exercise in full their option to purchase additional shares) of our total outstanding shares of common stock following this offering, based on the number of shares outstanding as of June 30, 2015. Such shares will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors and executive officers, and holders of substantially all of our common stock prior to this offering have each agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See “Underwriters” for a description of these lock-up agreements.

Upon the expiration of the contractual lock-up agreements pertaining to this offering, up to an additional              shares will be eligible for sale in the public market, of which              shares (or              shares, if the underwriters exercise in full their option to purchase additional shares) are held by directors, executive officers and other affiliates and will be subject to volume, manner of sale and other limitations under Rule 144. Following completion of this offering, shares covered by registration rights would represent approximately     % (or     %, if the underwriters exercise in full their option to purchase additional shares) of our outstanding common stock. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In addition, the shares of our common stock reserved for future issuance under our 2015 Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144, as applicable. A total of              shares of common stock have been reserved for future issuance under our 2015 Incentive Plan.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated articles of incorporation and amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our common stock.

These provisions provide for, among other things:

•	a classified Board of Directors with staggered three-year terms;

•	the ability of our Board of Directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change of control;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

•	certain limitations on convening special stockholder meetings; and

•	that certain provisions of our restated articles of incorporation and amended and restated bylaws may be amended only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of our stock entitled to vote thereon, voting together as a single class, if the Sponsors and certain of their affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. In addition, our amended and restated certificate of incorporation will provide that unless we consent to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole exclusive forum for any derivative action or proceeding brought on behalf of our company and any action asserting a claim of breach of fiduciary duty owed by any director, officer, other employee or stockholder of our company to our company’s stockholders. See “Description of Capital Stock.”

We will be a “controlled company” within the meaning of [Nasdaq] [the NYSE] rules and the rules of the SEC. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After completion of this offering, the Sponsors will continue to own a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of [the NYSE] [Nasdaq]. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board of Directors consist of “independent directors” as defined under the rules of [Nasdaq] [the NYSE];

•	the requirement that we have a compensation committee that is composed entirely of directors meeting [Nasdaq] [the NYSE] independence standards applicable to compensation committee members with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our compensation committee be responsible for the hiring and overseeing of persons acting as compensation consultants and be required to consider certain independence factors when engaging such persons;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of [Nasdaq] [the NYSE].

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies, including, among other things:

•	exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	exemption from the requirements of holding non-binding stockholder votes on executive compensation arrangements; and

•	exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the SEC otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

We will be an emerging growth company until the last day of the fiscal year following the fifth anniversary after the completion of this offering, or until the earliest of (i) the last day of the fiscal year in which we have annual gross revenue of $1 billion or more, (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iii) the date on which we are deemed to be a large accelerated filer under the federal securities laws. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

Under the JOBS Act, emerging growth companies are also permitted to elect to delay adoption of new or revised accounting standards until companies that are not subject to periodic reporting obligations are required to comply, if such accounting standards apply to non-reporting companies. We have made an irrevocable decision to opt out of this extended transition period for complying with new or revised accounting standards.

We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies, particularly after we are no longer an emerging growth company.

As a public company, particularly after we cease to qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act, as well as rules implemented by the SEC and [Nasdaq] [NYSE]. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and our legal and accounting compliance costs will increase. It is likely that we will need to hire additional staff in the areas of investor relations, legal and accounting to operate as a public company. We also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As described above, as an emerging growth company, we may not need to comply with the auditor attestation provisions of Section 404 for several years. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and that management expend time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause our stock price to decline, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

When the available exemptions under the JOBS Act, as described above, cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with the requirements of the JOBS Act. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements (other than statements of historical facts) in this prospectus regarding the prospects of the industry and our prospects, plans, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot provide any assurance that these expectations will prove to be correct. Such statements reflect the current views of our management with respect to our operations, results of operations and future financial performance. The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	cost-cutting pressures across the industry we serve;

•	the intensity of competition we face;

•	a prolonged outage at one of our data centers or other major disruptions of our computer operations or those of our suppliers or our failure to timely deliver high-quality services due to other reasons;

•	design defects, errors or failures associated with our products and services;

•	our dependence on third-party suppliers for data and ability to maintain relationships with our key suppliers and providers of market data;

•	our ability to develop successful new products and services;

•	consolidation within the financial services industry;

•	decline in activity levels in the securities markets, weak or declining financial performance of market participants, the failure of market participants or changes in usage patterns;

•	our ability to maintain our relationships with VARs and custodian banks;

•	our ability to develop new or enhanced service offerings in response to new offerings by competitors or new technologies or other industry changes;

•	failure to protect our reputation;

•	our ability to adapt to new legislation or changes in governmental or quasi-governmental rules, regulations, directives or standards affecting our business and products and services;

•	the continued transition of additional asset classes and services to our new technology platform;

•	the complex regulatory oversight to which certain of our subsidiaries and services are subject;

•	the regulatory oversight to which we and our clients are subject;

•	the risks of doing business internationally;

•	intellectual property disputes, including any allegations that we infringe the intellectual property rights of others;

•	the breach our license agreements by our clients;

•	our inability to sufficiently protect our intellectual property and proprietary rights;

•	fraudulent or unpermitted data access and other security or privacy breaches;

•	liability related to content contained in our products and services;

•	our use of open-source software and third-party software containing open-source elements;

•	failure to achieve expected efficiencies from our cost-savings plans;

•	our ability to execute our growth and operational efficiency initiatives;

•	our ability to attract and retain qualified management, technical and other key personnel;

•	our ability to identify suitable acquisition candidates, enter into new strategic alliances or realize the anticipated benefits from any strategic acquisitions or alliances that we enter into;

•	actions of our controlling stockholders;

•	examinations and audits by tax authorities and changes in tax law;

•	the need to take future impairment charges;

•	risks related to our substantial leverage, including our ability to raise additional capital to fund operations or react to changes in the economy or our industry, and our exposure to interest rate risk on our variable rate debt;

•	the limits on our flexibility imposed by restrictions in our debt agreements;

•	our ability to generate sufficient cash to service all of our indebtedness;

•	risks that an active, liquid trading market for our common stock may not develop;

•	dilution in the net tangible book value of our shares due to sales in this offering;

•	price decreases in our common stock following this offering;

•	the fact that we are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations;

•	the fact that we may not pay dividends;

•	the fact that securities analysts could fail to publish research or reports about our business or downgrade our stock or our sector;

•	future sales, or the perception of future sales, by us or our existing holders of our common stock;

•	provisions in our organizational documents that could delay or prevent a change of control;

•	our ability to rely on “controlled company” exemptions from certain corporate governance requirements following this offering, which provide protection to stockholders of other companies;

•	our “emerging growth company” status, which may make our common stock less attractive to investors;

•	the significant increased costs incurred as a result of operating as a public company and the fact that our management will be required to devote substantial time to comply with the laws and regulations affecting public companies; and

•	the factors discussed in “Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from the sale of shares of our common stock in this offering, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

We intend to use the net proceeds from this offering (1) to redeem $350.0 million in aggregate principal amount of our 8.25%/9.00% Senior PIK Toggle Notes due 2017, plus accrued and unpaid interest thereon and $3.5 million of redemption premium, (2) [to redeem $         million in aggregate principal amount of Opco’s 5.875% Senior Notes due 2019, plus accrued and unpaid interest thereon and approximately $         million of redemption premium][to repay $         million in aggregate principal amount of term loans under Opco’s senior secured credit facilities, plus accrued and unpaid interest thereon], (3) to make a one-time payment of $         million to affiliates of the Sponsors in connection with the termination of the Management Agreement described under “Certain Relationships and Related Party Transactions—Management Agreement” and (4) to the extent we raise more proceeds in this offering than currently estimated, we will use such proceeds for general corporate purposes, which may include, among other things, further repayment of indebtedness. To the extent we raise less in this offering than currently estimated, we may, if necessary, reduce the amount of the indebtedness that will be repaid. As of June 30, 2015, $350.0 million aggregate principal amount of the PIK Toggle Notes and $[350.0][1,881.0] million aggregate principal amount of the [Senior Notes][term loans under Opco’s senior secured credit facilities] was outstanding. The PIK Toggle Notes mature on December 15, 2017 and have an interest rate of 8.25% or 9.00%. [The Senior Notes mature on April 15, 2019 and have an interest rate of 5.875%.] [The term loans under Opco’s senior secured credit facilities mature on May 2, 2021 and have an interest rate of LIBOR plus 3.75% (with a 1.0% LIBOR floor).]

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, based on the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 100,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) our net proceeds from this offering by $         million.

DIVIDEND POLICY

In 2012, we paid a cash dividend of $423.0 million to our stockholders, of which $330.2 million was paid to our Sponsors. In connection with the 2012 cash dividend, a total cash distribution of $16.0 million was due to our option holders, $1.0 million of which remains to be paid as of June 30, 2015 through 2017 as certain service-based options vest.

We did not pay any cash dividends in 2013.

In 2014, we paid a cash dividend of $261.7 million to our stockholders, of which $202.7 million was paid to our Sponsors. In connection with the 2014 cash dividend, a total cash distribution payable of $11.2 million was due to our option holders, $1.9 million of which remains to be paid as of June 30, 2015 through 2018 as certain service-based options vest.

We expect to declare a $         million cash dividend to our stockholders and option holders to be paid prior to the closing of this offering, which dividend is expected to be paid with cash on hand.

We currently do not expect to declare or pay any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations, to finance the growth and development of our business and to reduce our net debt. Any determination to declare or pay dividends in the future will be at the discretion of our Board of Directors, subject to applicable laws, and will be dependent on a number of factors, including our earnings, capital requirements and overall financial condition. In addition, our ability to pay dividends on our common stock is limited by the covenants of the credit agreements governing Opco’s senior secured credit facilities and the indentures governing the PIK Toggle Notes and Opco’s Senior Notes and may be further restricted by the terms of any future debt or preferred securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015:

•	on an actual basis; and

•	on a pro forma basis, giving effect to (1) the sale by us of approximately shares of our common stock in this offering based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (2) the application of a portion of the estimated net proceeds from the offering to redeem $350.0 million aggregate principal amount of our PIK Toggle Notes and $ million aggregate principal amount of Opco’s [Senior Notes][term loans], as described in “Use of Proceeds,” and (3) the payment of $ million to affiliates of the Sponsors in connection with the termination of the Management Agreement described under “Certain Relationships and Related Party Transactions—Management Agreement” and (4) the filing and effectiveness of our restated certificate of incorporation and the effectiveness of our amended and restated bylaws in connection with the closing of this offering.

You should read this table together with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2015
	Actual	Pro Forma(1)
	(in thousands)
Cash and cash equivalents(2)	$370,744	$

Long-term debt, including current portion of long-term debt:
Opco’s senior secured credit facilities:
Revolving credit facility(3)	$—	$
Term loan facility(4)	1,866,415
Opco’s Senior Notes(5)	340,416
PIK Toggle Notes due 2017(6)	348,273

Total debt, including current portion	2,555,104
Equity:
Common stock, $0.01 par value; 2,000,000 shares authorized, actual, 153,217 shares issued and outstanding, actual; shares authorized, pro forma, shares issued and outstanding, pro forma	1,533
Preferred stock, $0.01 par value; no shares authorized, actual, no shares issued and outstanding, actual; shares authorized, pro forma, no shares issued and outstanding, pro forma	—
Additional paid-in-capital	689,362
Accumulated loss	(122,411)
Accumulated other comprehensive income (loss), net of tax	(26,414)

Total stockholders’ equity	542,070

Total capitalization	$3,097,174	$

(1)

A $1.00 increase or decrease in an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase or decrease, as applicable, cash and cash equivalents, additional paid in capital, total stockholders’ equity and total capitalization by $        , assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease, as applicable, cash and cash equivalents, additional paid in capital, total stockholders’ equity and total capitalization by $ , assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us.
(2)	We expect to declare a $ million cash dividend to our stockholders and option holders to be paid prior to closing of this offering, which dividend is expected to be paid with cash on hand and of which we expect to pay $ million to our Sponsors.
(3)	Opco had unused commitments under the revolving credit facility of $160.0 million at June 30, 2015, without giving effect to $0.6 million of letters of credit that were outstanding at June 30, 2015.
(4)	The term loan facility consists of $1,881.0 million in principal amount outstanding, net of unamortized original issue discount of $14.6 million.
(5)	Opco’s Senior Notes consist of $350.0 million in principal amount outstanding, net of unamortized original issue discount of $9.6 million.
(6)	The PIK Toggle Notes consist of $350.0 million in principal amount outstanding, net of unamortized original issue discount of $1.7 million.

The number of shares of our common stock to be outstanding after the offering is based on the 153,217,020 shares outstanding as of June 30, 2015 and excludes:

•	17,032,073 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2015, pursuant to the 2010 Incentive Plan, with a weighted-average exercise price of $7.20 per share; and

•	shares of common stock expected to be reserved for future issuance under the 2015 Incentive Plan on the date of this prospectus.

The 2010 Incentive Plan will be terminated in connection with this offering and, accordingly, no shares will be available for future grants under the 2010 Incentive Plan following the completion of this offering. The 2010 Incentive Plan will continue to govern outstanding awards granted thereunder. In addition, the shares reserved for issuance under our 2015 Incentive Plan will be increased by any shares that otherwise would be returned to the 2010 Incentive Plan as the result of the expiration or termination of options (provided that the maximum number of shares that may be added to the 2015 Incentive Plan pursuant to this provision is              shares).

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock as adjusted to give effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book value as of June 30, 2015 was approximately $(2,474,522), or $(0.02) per share. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus and after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of the net proceeds received by us as described under “Use of Proceeds,” our net tangible book value as adjusted to give effect to this offering on June 30, 2015 would have been $         million, or $         per share. This amount represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $         per share to new investors purchasing shares in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2015	$(0.02)
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering
Net tangible book value per share as adjusted to give effect to this offering

Dilution per share to new investors in this offering		$

Dilution is determined by subtracting net tangible book value per share of common stock as adjusted to give effect to this offering, from the initial public offering price per share of common stock.

Assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase or decrease the net tangible book value attributable to new investors purchasing shares in this offering by $         per share and the dilution to new investors by $         per share and increase or decrease the net tangible book value per share, as adjusted to give effect to this offering, by $         per share.

The following table summarizes, as of June 30, 2015, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below is based on              shares of common stock outstanding immediately after the consummation of this offering and does not give effect to the shares of common stock reserved for future issuance under our 2010 Incentive Plan and 2015 Incentive Plan. A total of              shares of common stock have been reserved for future issuance under our 2010 Incentive Plan and 2015 Incentive Plan (after giving effect to this offering). The table below assumes an initial

public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
				(millions)
Existing stockholders	153,217,020		%	$1,380.3		%	$9.01
New investors

Total

If the underwriters were to fully exercise the underwriters’ option to purchase                  additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons would be     % and the percentage of shares of our common stock held by new investors would be     %.

Assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data for the periods presented. The summary consolidated financial data for the years ended December 31, 2014, 2013 and 2012 and the summary balance sheet data as of December 31, 2014 and 2013 are derived from audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the year ended December 31, 2011, the Successor period from July 30, 2010 through December 31, 2010 and the Predecessor period from January 1, 2010 through July 29, 2010 and the summary consolidated balance sheet data as of December 31, 2012 and 2011 are derived from audited consolidated financial statements which are not included in this prospectus. The summary balance sheet data as of June 30, 2014, December 31, 2010 and July 29, 2010 is derived from unaudited consolidated financial statements which are not included in this prospectus. The summary consolidated financial statement data for the six months ended June 30, 2015 and 2014 and the summary balance sheet data as of June 30, 2015 are derived from our unaudited consolidated condensed financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The selected consolidated financial data set forth below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Successor						Predecessor	Successor
	Year ended December 31,					Period from July 30 through Dec. 31, 2010	Period from January 1 through July 29, 2010	Six Months Ended June 30,
	2014		2013	2012	2011			2015		2014
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue		$939,201	$905,113	$880,161	$867,723	$342,101	$454,544		$467,757	$466,479
Costs and expenses:
Costs of services		344,825	297,423	292,378	293,472	115,176	161,899		161,576	171,197
Selling, general and administrative		278,636	273,714	275,906	258,323	124,409	158,210		152,804	153,044
Merger costs		—	—	—	—	67,258	52,734		—	—
Depreciation		45,924	42,537	41,456	39,391	15,962	22,504		24,218	21,868
Amortization		102,091	116,876	138,040	175,077	65,867	19,718		47,505	51,721
Total costs and expenses		771,476	730,550	747,780	766,263	388,672	415,065		386,103	397,830
Income from operations		167,725	174,563	132,381	101,460	(46,571)	39,479		81,654	68,649
Interest income (expense), net		(156,868)	(168,658)	(150,647)	(157,120)	(78,364)	760		(74,291)	(81,559)
Other income (expense), net		1,633	347	824	(3,719)	321	249		97	654
Loss on extinguishment of debt		(82,060)	(10,213)	—	(25,450)	—	—		—	(82,060)
(Loss) income before income taxes		(69,570)	(3,961)	(17,442)	(84,829)	(124,614)	40,488		7,460	(94,316)
Income tax (benefit) expense		(33,609)	(16,988)	(18,025)	(55,277)	(45,853)	18,014		(793)	(46,555)
Net (loss) income		(35,961)	13,027	583	(29,552)	(78,761)	22,474		8,253	(47,761)
Total other comprehensive (loss) income, net of taxes		(65,297)	(2,412)	22,468	(9,479)	19,619	(15,226)		8,687	28,038
Comprehensive (loss) income		(101,258)	10,615	23,051	(39,031)	(59,142)	7,248		16,940	(19,723)
Net (loss) income from continuing operations attributable to common stockholders		(35,961)	12,614	564	(29,552)	(78,761)	22,474		7,994	(47,761)
Per Share Data:
(Loss) earnings per share
Basic		$(0.24)	$0.09	$0.00	$(0.20)	$(0.53)	$2.13		$0.05	$(0.32)
Diluted		$(0.24)	$0.09	$0.00	$(0.20)	$(0.53)	$2.07		$0.05	$(0.32)
Weighted average shares outstanding
Basic		149,229	148,347	147,995	147,788	147,441	10,547		149,352	149,174
Diluted		149,229	148,355	148,003	147,788	147,441	10,854		149,857	149,174
Pro forma (loss) earnings per share(1)
Basic	$							$
Diluted	$							$
Pro forma weighted average shares outstanding(1)
Basic
Diluted
Cash dividend paid per common share		$1.71	$—	$2.79	$—	$—	$—		$—	$1.71
Balance Sheet Data (at period end):
Cash and cash equivalents		$319,666	$357,445	$225,190	$262,152	$131,204			370,744	254,798
Marketable securities and short-term investments		—	3,445	23,581	—	—	—		—	—
Total assets		3,817,733	3,994,172	3,980,578	4,093,671	4,133,877			3,831,506	3,877,090
Total debt, net of original issue discount		2,561,724	2,312,729	2,308,670	1,986,201	1,969,453	—		2,555,104	2,568,344

(1)	Unaudited pro forma earnings per share is computed using the weighted average number of shares of common stock outstanding after consummation of our public offering and after giving effect to the extinguishment of a portion of our total debt and a one-time payment to affiliates of the Sponsors in connection with the termination of the Management Agreement described under “Certain Relationships and Related Party Transactions—Management Agreement” as well as the inclusion of certain shares of restricted stock purchased by executives and other share-based awards in the basic and diluted weighted average shares outstanding calculations. Unaudited pro forma earnings per share presented for the six months ended June 30, 2015 and the year ended December 31, 2014 is calculated as if such transactions had occurred at the date we issued such shares or the beginning of the applicable period, as appropriate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes which are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other sections of this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Company Overview

Overview

Founded in 1968, we are a leading global provider of mission-critical financial market data, analytics, and related solutions that are deeply embedded within our clients’ workflows. Our products and services help increase transparency and efficiency and reduce risk for many of the world’s largest financial institutions. More than 5,000 financial institutions and approximately 600 software and service providers use our products and services, incorporating our information throughout the investment lifecycle, in areas such as trading, portfolio management, regulatory compliance, risk management and securities valuation. We enjoy strong relationships with our diverse client base, which includes 49 of the top 50 global asset managers, all of the top 50 U.S. mutual funds, 48 of the top 50 U.S. banks, 33 of the top 50 global hedge funds, all of the top 15 global custodians, all of the top 10 global investment banks and all of the top 5 index providers.

Interactive Data Holdings Corporation is a holding company with no material direct operations. Our principal assets are the shares of common stock of Igloo Intermediate Corporation (“Intermediate”) that we hold. Intermediate is the parent of Opco which, together with its subsidiaries, owns substantially all of our operating assets.

Our financial reporting is currently based on two reportable operating segments: Pricing and Reference Data, and Trading Solutions. The Pricing and Reference Data segment includes two reporting units (Pricing and Reference Data Services and BondEdge Solutions), which represent our evaluated pricing, reference data, end-of-day pricing data and fixed income and equity portfolio analytics service areas. The Trading Solutions segment includes four reporting units (Real-Time Services, 7ticks, Desktop Solutions and Managed Solutions), which represent our real-time data feeds, trading infrastructure managed services, workstations and hosted web applications. Please refer to Note 13 “Segment Information” in the Notes to our audited consolidated financial statements included elsewhere in this prospectus.

Pricing and Reference Data

Our Pricing and Reference Data segment, which represented the vast majority of our Adjusted EBITDA in 2014, provides an extensive set of market data products and analytics, many of which are proprietary, to over 5,000 clients worldwide. Our clients include asset management firms, mutual funds companies, hedge funds, pension funds, insurance companies, ETF sponsors, index providers, banks, and brokerage firms, as well as hundreds of VARs such as custodians, software providers and other outsourcing organizations. The Pricing and Reference Data segment provides:

•	evaluated pricing services on approximately 2.7 million fixed income securities and other hard-to-value financial instruments;

•	reference data on over 10 million global financial instruments, including descriptive data, terms and conditions and corporate actions;

•	end-of-day pricing data from a range of sources, including approximately 120 financial markets and exchanges; and

•	fixed income and equity portfolio analytics and data.

This segment accounted for $337.5 million, or 72.2%, of our revenue for the six months ended June 30, 2015 and $662.9 million, or 70.6%, of our revenue for the year ended December 31, 2014.

Trading Solutions

Our Trading Solutions segment provides products and services to thousands of global clients that support a range of trading, wealth management, and other investment applications. The Trading Solutions segment provides: (1) real-time market data feeds and trading infrastructure managed services used by asset managers, mutual funds, hedge funds, proprietary trading firms, VARs, banks, and brokers, to facilitate low latency electronic trading across a range of asset classes and to support other applications such as portfolio pricing, risk, and compliance; and (2) workstations and customized hosted web applications that provide access to market data and related analytics and tools for financial advisors, investment professionals, individual investors and a range of corporate clients. This segment accounted for $130.2 million, or 27.8%, of our revenue for the six months ended June 30, 2015 and for $276.3 million, or 29.4% of our revenue for the year ended December 31, 2014.

Business and Market Trends

In recent years, financial institutions globally have acted to control or reduce spending, including spending on financial information and related services. Many of the products and services we sell are required for our clients’ business operations regardless of market volatility or shifts in business profitability levels. For this and other reasons, notwithstanding the uncertainty our clients continue to face, we have maintained positive organic revenue growth for over 15 years. We expect that cost reduction and cost containment pressures will continue. At the same time, we believe overall spending on financial information services will experience moderate growth over the next several years.

We anticipate that growth in the financial information services sector and the other end-markets we serve will be driven by a number of global trends including the following:

•	increasing U.S. and global regulatory demands and investor demands for transparency within the financial services industry;

•	greater use of fair value accounting standards globally;

•	greater emphasis on risk management within financial services;

•	increased focus by financial services firms to contain costs and increase operational efficiency;

•	ongoing growth in the size and diversity of financial markets;

•	increased electronification of fixed income markets;

•	consolidation within and across the financial services industry, which provides opportunities to gain larger clients who may seek to spend more with us across their consolidated operations;

•	increasing demand for outsourced services by financial institutions; and

•	numerous dynamics within the wealth management sector, including demographic, geopolitical, technological and sector-specific changes that are influencing how financial services companies manage their global wealth management capabilities.

Our Pricing and Reference Data segment continued to grow into 2015 primarily due to expansion within our evaluated pricing and reference data product areas in North America and Europe. Key drivers within these product areas were strong revenue retention rates; increased demand from existing clients and, to a lesser extent, new clients that have resulted in new subscriptions; support of evolving investment strategies and other activities that require new data sets or data for an increased number of securities; and the effect of annual price increases, which are supported by investments in product development and customer service. We have historically achieved high revenue retention rates within our Pricing and Reference Data segment due to the mission-critical nature of our offerings, the way in which our services often support workflow-centric applications, as well our responsive account management and support. We measure revenue retention rates for this segment by using the following formula: we divide the dollar magnitude of cancellations (including revenue declines from continuing customers related to service downgrades, renegotiations, price reductions and usage declines) we received during the prior 12 months by the annualized quarterly revenue at the beginning of that same 12-month period. We then subtract this percentage from 100% to derive the annualized quarterly revenue retention rate. Our annualized quarterly revenue retention rate for our Pricing and Reference Data segment has averaged approximately 94% since 2007, and it was approximately 95% as of June 30, 2015.

The revenue performance within our Trading Solutions segment in recent years has been impacted by extended sales cycles and delays in client implementations, which have continued to affect the segment’s new sales, particularly for larger opportunities in the European wealth management sector. For example, in the six months ended June 30, 2015, our wealth management business experienced a revenue decline of 16.6% as compared to the comparable period in 2014, while at the same time seeing an increase in its backlog of signed, unimplemented deals of 63.0% to $9.8 million. In addition, during the same period, the backlog in our infrastructure managed services area increased by 101.0% to $12.8 million. Our success in expanding the subscriber base for our workstations in the North American wealth management sector in recent quarters has helped to offset challenges in retaining subscribers for our workstations targeting the individual investor market. Revenue in this segment is also affected by the timing and magnitude of large customer implementations of 7ticks trading infrastructure managed services.

Within our Trading Solutions segment, we report the total number of global subscribers across our range of workstations. As of June 30, 2015, our workstations and related applications supported approximately 88,400 total subscribers worldwide, compared with approximately 82,100 total subscribers as of June 30, 2014. Period-to-period changes in the total number of global subscribers, as well as shifts in the mix of subscribers by service type, can also impact future revenue.

Across each of our businesses, regardless of business segment, we contract with clients through fixed-fee subscriptions (on either a multi-year, annual, quarterly or monthly basis), variable fees based on usage or a combination of fixed-fee subscription and usage-based fees. In addition, some of our services generate one-time or non-recurring revenue, such as one-time purchases of historical data or installations (including product upgrades, set-up services or other related customized development, or hardware-related infrastructure implementations). Our contracts typically renew automatically unless canceled by one of the parties.

Initial Public Offering

We intend to use the net proceeds received by us from this offering to redeem $350 million in aggregate principle amount of our 8.25%/9.00% Senior PIK Toggle Notes due 2017, [to redeem $             million in aggregate principal amount of Opco’s 5.875% Senior Notes due 2019][to repay $             million in aggregate principle amount of term loans under Opco’s senior secured credit facilities] and to make a one-time payment of $             million to affiliates of the Sponsors in connection with the termination of the Management Agreement described under “Certain Relationships and Related Party Transactions—Management Agreement.” We expect to recognize charges related to (1) the premium[s] in an [aggregate] amount equal to $             million required to redeem such debt, (2) the one-time payment of $             million in connection with the termination of the Management Agreement and (3) legal and other expenses related to this offering. We also expect to recognize non-cash charges of (a) $             related to the write-off of deferred financing fees in connection with the retirement of such debt, (b) $24.5 million of expense associated with shares of restricted stock held by certain executives subject to repurchase rights that expire upon consummation of the offering and (c) $             million

related to certain stock option awards that vest upon consummation of the offering. See Note 6 “Stock-Based Compensation” in the Notes to our audited consolidated financial statements included elsewhere in this prospectus. Additionally, following the completion of this offering, we expect to incur costs associated with operating as a public company that we did not incur as a private company.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. For a detailed discussion on the application of these and other accounting policies, see Note 1 “Summary of Significant Accounting Policies” in the Notes to our audited consolidated financial statements included elsewhere in this prospectus.

The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to stock-based compensation, revenue recognition, goodwill and intangible assets, accrued liabilities and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies require our most significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable and collectability is reasonably assured. Revenue for subscription based contracts is recognized ratably over the life of the contract and revenue for usage based contracts is recognized in the month that the products/services are provided. Certain of our businesses collect fees for installation/set-up services which, if deemed a separate deliverable with standalone value, are recognized upon delivery as long as the remaining criteria for recognition of revenue have been achieved. Revenue for installation/set-up services, that do not meet the criteria for separation, is recognized ratably either over the contractual term or the expected client relationship life depending on the applicable accounting rules relevant to the transaction. Revenue for professional services is recognized as the services are provided, and revenue for hardware is recognized when the installation is complete and the related services go-live. We evaluate all contracts in order to determine appropriate gross versus net revenue reporting.

Some contracts include multiple elements for which we determine whether the various elements meet the applicable criteria to be accounted for as separate elements and make estimates regarding their relative fair values. Revenue for elements that cannot be separated is recognized once the revenue recognition criteria for the entire arrangement has been met or over the period that our obligation to perform is fulfilled. Consideration for elements that are deemed separable is allocated to the separate elements at the inception of the arrangement on the basis of their relative selling price and recognized based on meeting authoritative criteria to do so.

Deferred revenue represents contractual billings in excess of revenue recognized. We record revenue net of applicable sales tax collected and remitted to state and local taxing jurisdictions. Taxes collected from clients are recorded as a liability in the balance sheet.

Our allowance for doubtful accounts and sales credit reserves are not material to our consolidated revenues or our consolidated financial statements taken as a whole and are not expected to become material in the foreseeable future.

No individual client accounted for more than 10% of our consolidated revenues in the six months ended June 30, 2015 and the years ended December 31, 2014, 2013 and 2012.

Goodwill

We perform impairment tests of goodwill assigned to our reporting units in the fourth quarter of each fiscal year, or whenever events or circumstances indicate impairment may exist.

At December 31, 2014, we had two reportable segments: Pricing and Reference Data and Trading Solutions. Within the Pricing and Reference Data segment, there are two reporting units: Pricing and Reference Data Services and BondEdge Solutions. Within the Trading Solutions segment, there are four reporting units: Real-Time Services, 7ticks, Desktop Solutions and Managed Solutions. All of these reporting units have been determined to represent operating segments. In the fourth quarter of 2013, in connection with its periodic review of segment information, we concluded that the 7ticks business should now be classified as a standalone operating segment/reporting unit. Previously 7ticks was classified as a component of the Real-Time Services operating segment/reporting unit. We allocated a portion of the goodwill assigned to the legacy Real-Time Services reporting unit to the 7ticks reporting unit using the relative fair value approach based on the fair value determined in the 2013 annual impairment analysis, for which 7ticks was treated as a standalone reporting unit. Other than the classification of 7ticks as a standalone operating segment/reporting unit in 2013, we did not identify any other changes to the composition of our operating segments or reporting units during the years ended December 31, 2014, 2013 and 2012.

In performing goodwill assessments, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market place data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill impairment. Since judgment is involved in performing goodwill valuation analyses, there is risk that the carrying value of our goodwill may be overstated or understated. We calculate our goodwill valuations using an income approach model based on the present value of future cash flows of each reporting unit. Our model uses perpetual free cash flows in the calculation of the present value of future cash flows. This approach incorporates many assumptions including future growth rates, discount factors and income tax rates. Such assumptions take into account numerous factors including, historical experience and anticipated economic and market conditions, for purposes of determining market value from a market participant perspective. If the estimated fair value of the reporting unit exceeds the respective carrying value of the reporting unit’s assigned assets and liabilities, no impairment is recorded and no further analysis is performed.

If the estimated fair value of a reporting unit is less than the carrying value of the reporting unit’s assigned assets and liabilities, we would perform the Step 2 calculation required under authoritative accounting literature. In Step 2, the implied fair value of the reporting unit’s goodwill would be determined by assigning a fair value to all of the reporting unit’s assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination at fair value. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to that excess.

Based on our annual assessment performed in the fourth quarter of the 2014 fiscal year, including application of the assumptions described above, no impairment in any reporting unit existed and a hypothetical 10% reduction in the fair value of any reporting unit would not result in impairment.

Although changes in economic and operating conditions impacting our assumptions used to complete the fiscal 2014 goodwill impairment analysis could result in goodwill impairment in future periods, as of December 31, 2014, based upon the analysis performed for the year ended December 31, 2014, including consideration of reasonably likely adverse changes in assumptions, we concluded that it was not reasonably likely that an impairment would occur over the next 12 months.

Key Metrics

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), Adjusted EBITDA and Adjusted Net Income

We calculate EBITDA by adding back to GAAP net (loss) income the following items: interest (and other financing costs), net, income taxes, depreciation and amortization and other income (expense), net. We calculate Adjusted EBITDA by adding back to EBITDA other non-cash, non-operational or non-recurring items. The calculations of EBITDA and Adjusted EBITDA (which are all considered non-GAAP measures) are as follows:

	Successor					Predecessor	Successor
	Year Ended December 31,				Period from July 30 through Dec. 31, 2010	Period from January 1 through July 29, 2010	Six Months Ended June 30,
	2014	2013	2012	2011			2015	2014
	(in thousands, except margin)
Net (loss) income	$(35,961)	$13,027	$583	(29,552)	(78,761)	22,474	$8,253	$(47,761)
Interest expense (income), net	156,868	168,658	150,647	157,120	78,364	(760)	74,291	81,559
Income tax expense (benefit)	(33,609)	(16,988)	(18,025)	(55,277)	(45,853)	18,014	(793)	(46,555)
Depreciation and amortization	148,015	159,413	179,496	214,468	81,829	42,222	71,723	73,589

EBITDA	$235,313	$324,110	$312,701	$286,759	$35,579	$81,950	$153,474	$60,832
Adjustments:
Stock-based compensation(a)	14,002	4,026	14,235	4,229	111	23,985	1,602	12,504
Option holder payments(b)	4,392	3,141	3,505	—	—	—	2,643	1,538
Debt extinguishment and other related costs on refinancings(c)	82,123	10,382	—	25,908	—	—	—	82,123
IPO preparation and execution costs	—	—	—	—	—	—	275	—
Severance and restructuring costs(d)	13,834	7,266	6,234	5,700	16,399	2,053	560	1,754
Impairment of intangible and other assets(e)	14,185	—	—	287	3,308	—	—	3,204
Acquisition related items(f)	76	(256)	(538)	5,631	70,813	52,834	38	38
Sponsor fees(g)	3,000	3,000	3,000	3,003	1,267	—	1,500	1,500
Foreign exchange (gains) losses(h)	(3,727)	772	2,693	495	1,335	172	18,763	7,042
Other normalizing and unusual items(i)	(1,622)	(1,876)	2,176	675	583	(726)	1,439	(623)

Adjusted EBITDA	$361,576	$350,565	$344,006	$332,687	$129,395	$160,268	$180,294	$169,912

Adjusted EBITDA margin(j)	38.5%	38.7%	39.1%	38.3%	37.8%	35.3%	38.5%	36.4%

(a)	Represents stock-based compensation expense resulting from awards to our employees, officers, directors and consultants.
(b)	Represents expense related to payments to option holders upon vesting of service-based options related to dividends paid by us of $423.0 million in 2012 and $261.7 million in 2014. The amount remaining to be expensed in connection with these dividends is approximately $2.9 million as of June 30, 2015.
(c)	Represents costs of $25.5 million in 2011, $10.2 million in 2013 and $82.1 million in 2014 from early extinguishment of debt in connection with refinancing activities, with the remaining amounts relating to professional fees in connection with these refinancings.
(d)	Represents severance costs. This category also includes costs and professional fees of $0.9 million for the year ended December 31, 2014, and $0.4 million for the six months ended June 30, 2015 related to restructuring activities.
(e)	Represents write offs of capitalized development expenses due to the determination that certain projects would not produce the future cash flows necessary to recover the associated carrying value.
(f)	Primarily represents acquisition costs in connection with our being acquired in 2010 by the Sponsors. This category also includes purchase accounting adjustments in 2010 and, subsequent to 2010, amounts primarily relate to earn-outs from prior acquisitions and an insurance recovery associated with an acquisition-related shareholder lawsuit.
(g)	Represents annual management fees paid to the Sponsors. See “Certain Relationships and Related Party Transactions—Management Agreement.”
(h)	Represents transactional gains and losses that are recognized in our consolidated statements of operations.
(i)	Represents unusual tax credits and incentives related to special grants and credits from foreign jurisdictions, a loss on a sublease contract, a gain on the disposition of an asset, one-time litigation costs, pension payments, insurance losses, net of recoveries, and other normalizing and unusual items.
(j)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total revenue.

We calculate Adjusted net income by adding back to GAAP income (loss) before taxes the following items: amortization of acquisition related intangible assets, certain other non-cash, non-operational or non-recurring items and the tax effect of such adjustments. The calculation of Adjusted net income (which is considered a non-GAAP measure) is as follows:

	Successor					Predecessor	Successor
	Year Ended December 31,				Period from July 30 through Dec. 31, 2010	Period from January 1 through July 29, 2010	Six Months Ended June 30,
	2014	2013	2012	2011			2015	2014
	(in thousands)
Income (loss) before taxes	$(69,570)	$(3,961)	$(17,442)	$(84,829)	$(124,614)	$40,488	$7,460	$(94,316)
Amortization of acquisition related intangible assets(a)	102,091	116,876	138,040	175,077	65,867	19,718	47,505	51,721
Stock-based compensation(b)	14,002	4,026	14,235	4,229	111	23,985	1,602	12,504
Option holder payments(c)	4,392	3,141	3,505	—	—	—	2,643	1,538
Debt extinguishment and other related costs on refinancings(d)	82,123	10,382	—	25,908	—	—	—	82,123
IPO preparation and execution costs	—	—	—	—	—	—	275	—
Severance and restructuring costs(e)	13,834	7,266	6,234	5,700	16,399	2,053	560	1,754
Impairment of intangible and other assets(f)	14,185	—	—	287	3,308	—	—	3,204
Acquisition related items(g)	76	(256)	(538)	5,631	70,813	52,834	38	38
Sponsor fees(h)	3,000	3,000	3,000	3,003	1,267	—	1,500	1,500
Foreign exchange (gains) losses(i)	(3,727)	772	2,693	495	1,335	172	18,763	7,042
Other normalizing and unusual items(j)	(1,622)	(1,876)	2,176	675	583	(726)	1,439	(623)

Adjusted net income before taxes	158,784	139,370	151,903	136,176	35,069	138,524	81,785	66,485
Tax effect of above adjustments(k)	(58,750)	(51,567)	(56,204)	(50,385)	(12,976)	(51,254)	(30,260)	(24,599)

Adjusted net income	$100,034	$87,803	$95,699	$85,791	$22,093	$87,270	$51,525	$41,886

(a)	Represents amortization of acquired intangible assets.
(b)	Represents stock-based compensation expense resulting from awards to our employees, officers, directors and consultants.
(c)	Represents expense related to payments to option holders upon vesting of service-based options related to dividends paid by us of $423.0 million in 2012 and $261.7 million in 2014. The amount remaining to be expensed in connection with these dividends is approximately $2.9 million as of June 30, 2015.
(d)	Represents costs of $25.5 million in 2011, $10.2 million in 2013 and $82.1 million in 2014 from early extinguishment of debt in connection with refinancing activities, with the remaining amounts relating to professional fees in connection with these refinancings.
(e)	Represents severance costs. This category also includes costs and professional fees of $0.9 million for the year ended December 31, 2014, and $0.4 million for the six months ended June 30, 2015 related to restructuring activities.
(f)	Represents write offs of capitalized development expenses due to the determination that certain projects would not produce the future cash flows necessary to recover the associated carrying value.
(g)	Primarily represents acquisition costs in connection with our being acquired in 2010 by the Sponsors. This category also includes purchase accounting adjustments in 2010 and, subsequent to 2010, amounts primarily relate to earn-outs from prior acquisitions and an insurance recovery associated with an acquisition-related shareholder lawsuit.
(h)	Represents annual management fees paid to the Sponsors. See “Certain Relationships and Related Party Transactions—Management Agreement.”
(i)	Represents transactional gains and losses that are recognized in our consolidated statements of operations.
(j)	Represents unusual tax credits and incentives related to special grants and credits from foreign jurisdictions, a loss on a sublease contract, a gain on the disposition of an asset, one-time litigation costs, pension payments, insurance losses, net of recoveries, and other normalizing and unusual items.
(k)	We have utilized a tax rate of 37% in all periods presented which reflects our expected normalized tax rate. For the years ended December 31, 2014, 2013, 2012 and 2011, for the period from July 30, 2010 through December 31, 2010 and for the period from January 1, 2010 through July 29, 2010, our actual effective tax rate was a 48.3% benefit, 428.9% benefit, 103.3% benefit, 65.2% benefit, 36.8% benefit and 44.5% expense, respectively. For the six months ended June 30, 2015 and 2014, our actual effective tax rate was a 10.6% benefit and 49.4% benefit.

EBITDA, Adjusted EBITDA and Adjusted net income are not recognized terms under GAAP, and are considered Non-GAAP measures. EBITDA, Adjusted EBITDA and Adjusted net income are not intended to be presented as an alternative to GAAP net income or income from continuing operations as a measure of our operating performance or to GAAP cash flows from operating activities as a measure of our liquidity. Additionally, EBITDA, Adjusted EBITDA and Adjusted net income are not a measure of free cash flow available for management’s discretionary use. Certain cash requirements such as interest payments, tax payments and debt service requirements are added back to GAAP net income for the purpose of calculating EBITDA. The presentation of EBITDA, Adjusted EBITDA and Adjusted net income should not be considered in isolation, or as a substitute for analysis of our results as reported in accordance with GAAP.

We believe EBITDA provides useful information about underlying core business trends as it excludes the results of many decisions that are outside the control of operating management and can differ significantly from company to company depending on, among other things, long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments.

We believe that the inclusion of information on the adjustments to EBITDA and income (loss) before taxes applied in determining Adjusted EBITDA and Adjusted net income, respectively, are useful additional information to investors regarding certain items we believe are not part of our ongoing core operating expenses, do not require a cash outlay, or that we do not expect to reoccur (or continue at the same level) in the future. EBITDA, Adjusted EBITDA and Adjusted net income are also used by management as measures of our profitability and cash generation strength.

Since not all companies use identical EBITDA, Adjusted EBITDA and Adjusted net income calculations, our results reported for each of these metrics may not be comparable to other similarly titled metrics used by other companies. We believe the non-GAAP financial measures we provide to investors supplement GAAP results and provide a more complete understanding of the factors and trends affecting our business than GAAP results alone.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our revenue for those periods.

	Year Ended December 31,			% Change		Six Months Ended June 30,
(in thousands, except for percentages)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012	2015	2014	% Change 2015 vs. 2014
Revenue	$939,201	$905,113	$880,161	3.8%	2.8%	$467,757	$466,479	0.3%
Costs and expenses:
Cost of services	344,825	297,423	292,378	15.9%	1.7%	161,576	171,197	(5.6)%
Selling, general and administrative	278,636	273,714	275,906	1.8%	(0.8)%	152,804	153,044	(0.2)%
Depreciation	45,924	42,537	41,456	8.0%	2.6%	24,218	21,868	10.7%
Amortization	102,091	116,876	138,040	(12.7)%	(15.3)%	47,505	51,721	(8.2)%

Total costs and expenses	771,476	730,550	747,780	5.6%	(2.3)%	386,103	397,830	(2.9)%

Income from Operations	167,725	174,563	132,381	(3.9)%	31.9%	81,654	68,649	18.9%
Interest expense, net	(156,868)	(168,658)	(150,647)	(7.0)%	(12.0)%	(74,291)	(81,559)	(8.9)%
Other income, net	1,633	347	824	370.6%	(57.9)%	97	654	(85.2)%
Loss on extinguishment of debt	(82,060)	(10,213)	—	703.5%	100.0%	—	(82,060)	(100.0)%

(Loss) income before taxes	(69,570)	(3,961)	(17,442)	(1,656.4)%	(77.3)%	7,460	(94,316)	107.9%
Income tax benefit	(33,609)	(16,988)	(18,025)	97.8%	(5.8)%	(793)	(46,555)	98.3%

Net (loss) income	$(35,961)	$13,027	$583	(376.0)%	2,134.5%	$8,253	$(47,761)	117.3%

Impact of Foreign Exchange

On a quarterly and annual basis, we calculate the impact of the change in foreign exchange rates between the current reporting period and the respective prior year reporting period. We provide the U.S. dollar impact resulting from the change in foreign exchange rates on current period revenue, cost of services, selling, general and administrative, depreciation, and amortization expenses. We calculate this impact by comparing the average foreign exchange rates for each operating currency for the current reporting period to the average foreign exchange rates for such operating currency for the respective year-ago reporting period. We believe that by providing this information we are facilitating more meaningful period-to-period comparisons of our underlying business.

When presenting our results, in addition to presenting GAAP results, we apply constant foreign exchange rates in order to show business results without the impact of changing foreign exchange rates. Foreign currency fluctuations are outside of our control and the impact on results of operations of currency fluctuations may not be indicative of the underlying performance of the business. Management believes that providing this additional information to investors facilitates period-to-period comparisons of our underlying business and results of operations. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant foreign exchange rates will be higher or lower than growth reported at actual exchange rates. This presentation of results applying constant foreign exchanges rates is considered a non-GAAP presentation. We use the term organic revenue to refer to revenue adjusted to exclude the impacts of changes in foreign exchange rates and acquisitions and divestitures.

Six Months Ended June 30, 2015 versus Six Months Ended June 30, 2014

Revenue

	Six Months Ended June 30,		% Change	2015 Foreign Exchange	2015 Revenue Adjusted for Foreign Exchange (Non- GAAP)	Adjusted % Change
(in thousands, except for percentages)	2015	2014
Pricing and Reference Data	$337,514	$328,773	2.7%	$7,163	$344,677	4.8%

Trading Solutions:
Real-Time Feeds and Trading Infrastructure	$61,758	$62,079	(0.5)%	$6,411	$68,169	9.8%
Workstations and Hosted Web Applications	$68,485	$75,627	(9.4)%	$815	$69,300	(8.4)%

Total Trading Solutions	$130,243	$137,706	(5.4)%	$7,226	$137,469	(0.2)%

Total revenue	$467,757	$466,479	0.3%	$14,389	$482,146	3.4%

Total revenue for the six months ended June 30, 2015 increased $1.3 million, or 0.3%, to $467.8 million compared with the six months ended June 30, 2014. The change in foreign exchange rates decreased total revenue by $14.4 million in the six months ended June 30, 2015. Excluding the impact of foreign exchange, total revenue increased by $15.7 million, or 3.4% to $482.1 million. The impact of foreign exchange is primarily related to fluctuations of the U.S. dollar against the British pound sterling and the euro.

Pricing and Reference Data

Revenue within the Pricing and Reference Data segment increased by $8.7 million, or 2.7%, to $337.5 million in the six months ended June 30, 2015 compared with the six months ended June 30, 2014. The change in foreign exchange rates decreased Pricing and Reference Data revenue by $7.2 million in the six months ended June 30, 2015. Excluding the impact of foreign exchange, Pricing and Reference Data revenue increased by $15.9 million, or

4.8%, to $344.7 million. The segment’s revenue growth reflects an increase in the North America region of our evaluated pricing and reference data services of $14.4 million which was driven by the impact of annual price increases, growth within the fixed income and equity portfolio analytics platform and contributions from newer products. This increase is offset by a $6.3 million decrease in revenue in the Europe and Asia Pacific regions.

Trading Solutions

Revenue within the Trading Solutions segment decreased by $7.5 million, or 5.4%, to $130.2 million in the six months ended June 30, 2015, compared with the six months ended June 30, 2014. The change in foreign exchange rates decreased Trading Solutions revenue by $7.2 million in the six months ended June 30, 2015. Excluding the impact of foreign exchange, Trading Solutions revenue decreased by $0.2 million, or 0.2% to $137.5 million. Lower revenue was primarily driven by our customized hosted web applications and real-time services product areas reporting lower recurring and non-recurring revenue, primarily due to a decrease of $8.2 million in Europe, and one-time large customer implementations of $2.4 million in the 7ticks trading infrastructure managed services product area in the first quarter of 2014 that did not recur in 2015, offset by a $2.7 million increase in recurring and non-recurring revenue in the 7ticks product area.

Cost of Services

Cost of services expenses are composed mainly of personnel-related expenses, communication, data acquisition, outside professional services and expenditures associated with software and hardware maintenance agreements.

	For the Six Months Ended June 30,
(in thousands, except for percentages)	2015	2014	% Change	2015 Foreign Exchange	2015 COS Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Cost of services (“COS”)	$161,576	$171,197	(5.6)%	$7,133	$168,709	(1.5)%

Cost of services expenses decreased by $9.6 million, or 5.6%, to $161.6 million during the six months ended June 30, 2015 compared with the six months ended June 30, 2014. The change in foreign exchange rates decreased cost of services expense by $ 7.1 million. Excluding the impact of foreign exchange, cost of services expenses decreased by $2.5 million, or 1.5%, to $168.7 million.

Further detail of the components of cost of services expense is below:

	For the Six Months Ended June 30,
(in thousands)	2015	2014
Personnel-related expenses	$92,723	$97,774
Communications expense	29,521	28,685
Data acquisition expense	17,220	17,964
Hardware and software expense	10,898	13,472
All other cost of services expenses	11,214	13,302

Total cost of services expenses	$161,576	$171,197

The decrease in cost of services expense was primarily driven by a $5.1 million decrease in personnel-related expenses due to a decrease in head count in the current period as well as a $3.3 million decrease due to the impairment of an internal development project in the Trading Solutions segment recognized in the three months ended June 30, 2014 that did not recur in 2015 and a $2.6 million decrease in billable hardware costs which is related to one-time and non-recurring hardware sales in the first quarter of 2014 which did not recur in 2015. These decreases were offset by increases in other categories of cost of services related expenses. Cost of services expenses as a percentage of revenue decreased to 34.5% in the six months ended June 30, 2015 from 36.7% for the six months ended June 30, 2014.

Cost of services expense within the Pricing and Reference Data segment increased by $2.3 million from $68.5 million in the six months ended June 30, 2014 to $70.8 million in the six months ended June 30, 2015. This increase was primarily driven by a $1.6 million increase in incentive-based compensation and a $0.9 increase in other professional fees. Cost of services expenses as a percentage of revenue within the Pricing and Reference Data segment increased to 21.0% in the six months ended June 30, 2015 from 20.8% for the six months ended June 30, 2014.

Cost of services expense within the Trading Solutions segment decreased by $14.1 million from $76.3 million in the six months ended June 30, 2014 to $62.2 million in the six months ended June 30, 2015. This decrease was primarily driven by a $3.3 million decrease due to the impairment of an internal development project recognized in the first quarter of 2014 which did not recur in 2015, a $3.2 million decrease in personnel-related expenses due to a decrease in headcount in the second quarter of 2015, a $2.6 million decrease in billable hardware costs which is related to one-time and non-recurring hardware sales in the first quarter of 2014 which did not recur in 2015 and a $2.8 million decrease in communication expense. Cost of services expenses as a percentage of revenue within the Trading Solutions segment decreased to 47.8% in the six months ended June 30, 2015 from 55.4% for the six months ended June 30, 2014.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are composed mainly of personnel-related expense, outside professional services, advertising and marketing expenses, occupancy-related expenses, and commissions paid to third parties for distribution of our data to clients.

	For the Six Months Ended June 30,
(in thousands, except for percentages)	2015	2014	% Change	2015 Foreign Exchange	2015 SG&A Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Selling, general and administrative	$152,804	$153,044	(0.2)%	$4,762	$157,566	3.0%

During the six months ended June 30, 2015, selling, general and administrative expenses decreased by $0.2 million, or 0.2%, to $152.8 million compared with the six months ended June 30, 2014. The change in foreign exchange rates decreased selling, general, and administrative expenses by $4.8 million. Excluding the impact of foreign exchange, selling, general and administrative expenses increased by $4.5 million, or 3.0% as compared with the six months ended June 30, 2014.

Further detail of the components of selling, general, and administrative expenses is below:

	For the Six Months Ended June 30,
(in thousands)	2015	2014
Personnel-related expenses	$83,905	$96,192
Royalty expense	17,572	15,797
Rent and related expenses	11,464	12,052
Transactional foreign exchange losses	18,100	6,426
All other selling, general, and administrative expenses	21,763	22,577

Total selling, general, and administrative expenses	$152,804	$153,044

The increase in selling, general and administrative expenses is primarily related to an $11.7 million increase in transactional foreign exchange losses on operating activities driven by rate changes in both the Euro and British Pound and a $1.8 million increase in royalty related expenses. The increases are offset by (1) a $9.5 million decrease in stock-based compensation expense related to the 2014 Recapitalization (as defined below) that did not recur in 2015; (2) a $1.4 million decrease in incentive-based compensation; and (3) decreases in other categories of selling, general, and administrative expenses. Selling, general, and administrative expenses as a percentage of revenue decreased to 32.7% in the six months ended June 30, 2015 from 32.8% for the six months ended June 30, 2014.

Selling, general and administrative expenses within the Pricing and Reference Data segment decreased by $8.3 million from $61.1 million in the six months ended June 30, 2014 to $52.8 million in the six months ended June 30, 2015. This decrease was primarily driven by a $4.3 million decrease in transactional foreign exchange losses, a $0.7 million decrease in incentive-based compensation and decreases in other categories of selling, general and administrative expenses. Selling, general and administrative expenses as a percentage of revenue within the Pricing and Reference Data segment decreased to 15.6% in the six months ended June 30, 2015 from 18.6% for the six months ended June 30, 2014.

Selling, general and administrative expenses within the Trading Solutions segment decreased by $2.3 million from $39.2 million in the six months ended June 30, 2014 to $36.9 million in the six months ended June 30, 2015. This decrease was primarily driven by a $1.0 million decrease in transactional foreign exchange losses and a $0.8 million decrease in bad debt expense. Selling, general and administrative expenses as a percentage of revenue within the Trading Solutions segment decreased to 28.3% in the six months ended June 30, 2015 from 28.5% for the six months ended June 30, 2014.

Depreciation

	For the Six Months Ended June 30,
(in thousands, except for percentages)	2015	2014	% Change	2015 Foreign Exchange	2015 Depreciation Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Depreciation	$24,218	$21,868	10.7%	$712	$24,930	14.0%

During the six months ended June 30, 2015, depreciation expense increased by $2.4 million, or 10.7%, to $24.2 million compared with the six months ended June 30, 2014. The change in foreign exchange rates decreased depreciation expense by $0.7 million. Excluding the impact of foreign exchange, depreciation expense increased by $3.1 million, or 14.0%. Increases in depreciation expense related to internal development projects placed in service and new capital expenditures and were partially offset by decreases related to assets that were being depreciated in the six months ended June 30, 2014 having reached the end of their useful lives in the six months ended June 30, 2015. In August of 2014, we commenced placing certain assets in service related to our unified technology platform project. The placement of these assets in service increased depreciation expense during the six months ended June 30, 2015 by $1.8 million.

Amortization

	For the Six Months Ended June 30,
(in thousands, except for percentages)	2015	2014	% Change	2015 Foreign Exchange	2015 Amortization Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Amortization	$47,505	$51,721	(8.2)%	$1,484	$48,989	(5.3)%

During the six months ended June 30, 2015, amortization expense decreased by $4.2 million, or 8.2%, to $47.5 million compared with the six months ended June 30, 2014. The change in foreign exchange rates decreased amortization expense by $1.5 million. Excluding the impact of foreign exchange, amortization expense decreased by $2.7 million, or 5.3%. The decrease in amortization is the result of the following factors: (1) a $1.7 million decrease from the impact of several assets which are being amortized using the economic benefit method that are nearing the end of their useful lives and, therefore, have lower amortization; (2) a $0.9 million decrease due to the change in the estimated useful lives of completed technologies related to our in-process technology development initiatives; and (3) a $0.5 million decrease from the impact of assets that reached the end of their useful lives in May of 2015. For further information on the extension of the useful lives refer to Note 9 “Goodwill and Intangible Assets” in the Notes to the Condensed Consolidated Financial Statements included in these interim financial statements.

Interest Expense

Net interest expense decreased to $74.3 million for the six months ended June 30, 2015 from $81.6 million for the six months ended June 30, 2014. The decrease is due to the refinancing transaction which took place in May 2014. Combined outstanding debt on Opco’s term loan facility, Senior Notes and the Toggle Notes was $2.6 billion as of June 30, 2015 and June 30, 2014. The blended interest rate on the combined debt decreased to 5.38% for the six months ended June 30, 2015 from 6.07% for the six months ended June 30, 2014. For further information on Opco’s term loan facility, see Note 13 “Debt” in the Notes to the Condensed Consolidated Financial Statements included in these interim financial statements.

Other Income

Other income decreased by $0.6 million to $0.1 million in the six months ended June 30, 2015 from $0.7 million in the six months ended June 30, 2014. The decrease primarily related to a decrease in the realized gain on our rabbi trust asset.

Loss on Extinguishment of Debt

We recorded a loss on extinguishment of debt of $82.1 million during the six months ended June 30, 2014, with no such activity in the six months ended June 30, 2015. The loss on extinguishment related to the May 2014 refinancing of all of our outstanding debt. For more information on our May 2014 Refinancing Transaction, see Note 13 “Debt” in the Notes to the condensed consolidated financial statements.

Income Taxes

For the six months ended June 30, 2015 our effective tax rate after discrete items was a 10.6% benefit, as compared with a 49.4% benefit for the six months ended June 30, 2014. For the six months ended June 30, 2015, we recorded income tax benefit after discrete items of $0.8 million, compared with a benefit of $46.6 million for the six months ended June 30, 2014.

For the six months ended June 30, 2015, our effective tax rate, based on the estimated full year tax rate, before discrete items, was a 22.0% expense, as compared with a 38.9% benefit for the six months ended June 30, 2014. The change in the estimated annual effective tax rate, prior to the impact of discrete items, is due to the forecasted full year loss in 2014 driven by the impact of the 2014 debt refinancing and the associated expenses, including expenses related to the early extinguishment of debt and other fees.

The six months ended June 30, 2015 included a net discrete benefit of $2.4 million, primarily attributable to a release of $1.1 million of net reserves related to closure of an income tax examination with a state jurisdiction and a $0.8 million reduction to the net deferred tax liabilities as a result of a tax rate reduction in Japan enacted in the first quarter of 2015, as well as tax provision to tax return adjustments of $0.6 million with respect to the filing of prior tax returns in foreign jurisdictions. These benefits were partially offset by interest expense on tax reserves for unrecognized tax positions.

As of June 30, 2015, we had approximately $2.6 million of net unrecognized tax benefits ($4.6 million on a gross basis) which would affect our effective tax rate if recognized.

We recognize net interest and penalties related to uncertain tax positions in income tax expense. A net interest and penalties benefit of $0.3 million was provided in income tax expense for uncertain tax positions for both the six months ended June 30, 2015 and 2014. As of June 30, 2015 and December 31, 2014, gross reserves for interest and penalties were $0.1 million and $0.6 million, respectively.

We file federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. In the normal course of business, we are subject to examination by taxing authorities in various jurisdictions. Tax years that remain subject to examination include 2013 and 2014 for the U.S. Internal Revenue Service, and 2009 through 2014 for significant states and various foreign jurisdictions.

We recognize future tax benefits or expenses attributable to our taxable temporary differences and net operating loss carry forwards. Recognition of deferred tax assets is subject to our determination that realization is more likely than not. Based on taxable income projections, we believe that the recorded deferred tax assets will be realized.

We were not a U.S. Federal cash taxpayer for the year ended December 31, 2014 and we expect we will maintain such status as it pertains to U.S. Federal taxes throughout 2015 based on our expected results for fiscal 2015, including the utilization of net operating loss carryforwards, Foreign Tax Credits and Research and Development tax attributes.

Year Ended December 31, 2014 versus Year Ended December 31, 2013

Revenue

	For the Year Ended December 31,
(in thousands, except for percentages)	2014	2013	% Change	2014 Foreign Exchange	2014 Revenue Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Pricing and Reference Data	$662,904	$639,631	3.6%	$(3,679)	$659,225	3.1%

Trading Solutions:
Real-Time Feeds and Trading Infrastructure	$127,825	$112,843	13.3%	$(1,590)	$126,235	11.9%
Workstations and Hosted Web Applications	$148,472	$152,639	(2.7)%	$(750)	$147,722	(3.2)%

Total Trading Solutions	$276,297	$265,482	4.1%	$(2,340)	$273,957	3.2%

Total revenue	$939,201	$905,113	3.8%	$(6,019)	$933,182	3.1%

Total revenue for the year ended December 31, 2014 increased by $34.1 million, or 3.8%, to $939.2 million compared with the year ended December 31, 2013. The change in foreign exchange rates increased total revenue by $6.0 million in the year ended December 31, 2014. Excluding the impact of foreign exchange, total revenue increased by $28.1 million or 3.1% to $933.2 million. The impact of foreign exchange is primarily related to fluctuations of the U.S. dollar against the British pound sterling and the euro.

Pricing and Reference Data

Revenue within the Pricing and Reference Data segment increased by $23.3 million, or 3.6%, to $662.9 million in the year ended December 31, 2014 compared with the year ended December 31, 2013. The change in foreign exchange rates increased Pricing and Reference Data revenue by $3.7 million in the year ended

December 31, 2014. Excluding the impact of foreign exchange, Pricing and Reference Data revenue increased by $19.6 million, or 3.1%, to $659.2 million. In addition to steady retention levels during the year, the increase in sales primarily reflects growth in our evaluated pricing and reference data services in North America of $17.5 million and Europe of $5.4 million from a combination of new sales primarily to existing clients and the effect of an annual price increase, and, to a lesser extent, improved results of $1.5 million in the BondEdge fixed income analytics product area.

Trading Solutions

Revenue within the Trading Solutions segment increased by $10.8 million, or 4.1%, to $276.3 million in the year ended December 31, 2014 compared with the year ended December 31, 2013. The change in foreign exchange rates increased Trading Solutions revenue by $2.3 million in the year ended December 31, 2014. Excluding the impact of foreign exchange, Trading Solutions revenue increased by $8.5 million, or 3.2%, to $274.0 million. The segment’s increase in revenue was primarily driven by growth in the 7ticks trading infrastructure managed services product area of $12.3 million and, to a lesser extent, improved results in the Real Time Feeds product area of $2.6 million, which generated significant recurring and non-recurring revenue. This revenue growth was partially offset by revenue declines of $4.2 million in other Trading Solutions product areas.

Cost of Services

Cost of services expenses are composed mainly of personnel-related expenses, communication, data acquisition, outside professional services and expenditures associated with software and hardware maintenance agreements.

	For the Year Ended December 31,
(in thousands, except for percentages)	2014	2013	% Change	2014 Foreign Exchange	2014 COS Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Cost of services	$344,825	$297,423	15.9%	$(1,548)	$343,277	15.4%

Cost of services expenses increased by $47.4 million, or 15.9%, to $344.8 million during the year ended December 31, 2014 compared with the year ended December 31, 2013. The change in foreign exchange rates increased cost of services expense by $1.5 million. Excluding the impact of foreign exchange, cost of services expenses increased by $45.9 million, or 15.4%.

Further detail of the components of cost of services expense is below:

	For the Year Ended December 31,
(in thousands)	2014	2013
Personnel-related expenses	$186,121	$168,343
Communications expense	56,574	53,836
Data acquisition expense	40,098	35,570
Hardware and software expense	27,003	18,926
Consulting and other professional fees	14,121	12,256
Asset impairment charge	14,265	—
All other cost of services expenses	6,643	8,492

Total cost of services expenses	$344,825	$297,423

The increase to cost of services expenses in the year ended December 31, 2014 compared with the same period in 2013 is primarily related to (1) a $14.3 million impairment of internally developed assets; (2) an increase of $8.2 million within personnel-related expenses due to a reclassification of certain incentive compensation expense to cost of services during the year ended December 31, 2014 which had previously been classified as selling, general and administrative expenses; (3) higher hardware costs of $8.1 million driven by purchases of hardware for sales transactions in our 7ticks trading infrastructure product area; (4) an increase of $6.0 million within personnel expenses primarily due to annual merit-based salary increases; (5) an increase of $4.5 million in data acquisition expense; (6) an increase of $2.7 million in communications expense due to data center expansion and internal development projects; and (7) an increase of $1.9 million in consulting and other professional fees. Cost of services as a percentage of revenue was 36.7% in the year ended December 31, 2014 compared with 32.9% in the year ended December 31, 2013.

Cost of services expense within the Pricing and Reference Data segment increased by $3.7 million from $129.6 million in the year ended December 31, 2013 to $133.3 million in the year ended December 31, 2014. This increase was primarily driven by a $1.2 million increase in data acquisition expense, a $0.8 million increase in hardware and software costs, a $0.4 million increase in other professional fees and increases in other categories of cost of services expenses. Cost of services expenses as a percentage of revenue within the Pricing and Reference Data segment decreased to 20.1% in the year ended December 31, 2014 from 20.3% for the year ended December 31, 2013.

Cost of services expense within the Trading Solutions segment increased by $13.5 million from $132.3 million in the year ended December 31, 2013 to $145.8 million in the year ended December 31, 2014. This increase primarily relates to higher hardware costs of $6.1 million driven by purchases of hardware for sales transactions in our 7ticks trading infrastructure product area, a $3.3 million increase due to annual merit-based salary increases, a $1.6 million increase due to the impairment of an internal development project recognized in 2014 and a $1.4 million increase in other personnel-related expenses. Cost of services expenses as a percentage of revenue within the Trading Solutions segment increased to 52.8% in the year ended December 31, 2014 from 49.8% for the year ended December 31, 2013.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are composed mainly of personnel-related expense, outside professional services, advertising and marketing expenses, occupancy-related expenses, and commissions paid to third parties for distribution of our data to clients.

	For the Year Ended December 31,
(in thousands, except for percentages)	2014	2013	% Change	2014 Foreign Exchange	2014 SG&A Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Selling, general and administrative	$278,636	$273,714	1.8%	$(1,550)	$277,086	1.2%

During the year ended December 31, 2014, selling, general and administrative expenses increased by $4.9 million, or 1.8%, to $278.6 million compared with the year ended December 31, 2013. The change in foreign exchange rates increased selling, general and administrative expenses by $1.6 million. Excluding the impact of foreign exchange, selling, general and administrative expenses increased by $3.4 million or 1.2%.

Further detail of the components of selling, general, and administrative expense is below:

	For the Year Ended December 31,
(in thousands)	2014	2013
Personnel-related expenses	$176,163	$173,091
Royalty expense	30,878	29,780
Rent and related expenses	24,064	24,425
Consulting and other professional fees	17,029	15,249
All other selling, general, and administrative expenses	30,502	31,169

Total selling, general, and administrative expenses	$278,636	$273,714

The increase to expenses in the year ended December 31, 2014 compared with the same period in 2013 is primarily related to (1) an $11.3 million increase in personnel-related expenses primarily due to stock-based compensation expense associated with cash distribution payments to option holders, severance-related expenses and annual merit-based salary increases, offset by lower employee incentive expenses; (2) an increase of $2.6 million resulting from an offset of selling, general and administrative expenses in the year ended December 31, 2013 related to Hurricane Sandy insurance proceeds that did not recur in 2014; (3) a $1.8 million increase in consulting and other professional fees; and (4) a $1.1 million increase in royalty expense. These increases are offset in part by decreases due to the reclassification of approximately $8.2 million of incentive compensation expense within personnel-related expenses from selling, general and administrative costs into cost of sales in 2014 as well as a $5.5 million increase in transactional foreign exchange gains on operating activities driven by rate changes in both the euro and the British pound sterling. Selling, general and administrative expenses as a percentage of revenue was 29.7% in the year ended December 31, 2014, compared with 30.2% for the year ended December 31, 2013.

Selling, general and administrative expenses within the Pricing and Reference Data segment increased by $1.5 million from $114.8 million in the year ended December 31, 2013 to $116.3 million in the year ended December 31, 2014. This increase was primarily driven by a $1.0 million increase in incentive-based compensation. Selling, general and administrative expenses as a percentage of revenue within the Pricing and Reference Data segment decreased to 17.5% in the year ended December 31, 2014 from 17.9% for the year ended December 31, 2013.

Selling, general and administrative expenses within the Trading Solutions segment decreased by $6.3 million from $78.5 million in year ended December 31, 2013 to $72.2 million in the year ended December 31, 2014. This decrease was primarily driven by a $3.0 million decrease in personnel-related expenses including severance-related expenses and a $1.8 million increase in transactional foreign exchange gains on operating activities as well as decreases in other categories of selling, general and administrative expenses. Selling, general and administrative expenses as a percentage of revenue within the Trading Solutions segment decreased to 26.1% in the year ended December 31, 2014 from 29.6% for the year ended December 31, 2013.

Depreciation

	For the Year Ended December 31,
(in thousands, except for percentages)	2014	2013	% Change	2014 Foreign Exchange	2014 Depreciation Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Depreciation	$45,924	$42,537	8.0%	$(255)	$45,669	7.4%

During the year ended December 31, 2014, depreciation expense increased by $3.4 million, or 8.0%, to $45.9 million compared with the year ended December 31, 2013. The change in foreign exchange rates increased depreciation expense by $0.3 million. Excluding the impact of foreign exchange, depreciation expense increased by $3.1 million, or 7.4%. Increases in depreciation related to internal development projects placed in service and new capital expenditures made in the year ended December 31, 2014 were partially offset by decreases related to assets that were being depreciated in the year ended December 31, 2013, having reached the end of their useful lives in the prior year. In addition, in August of 2014, we commenced placing certain assets in service related to our technology platform project. The placement of these assets in service increased depreciation expense during the year ended December 31, 2014 by $0.9 million.

Amortization

	For the Year Ended December 31,
(in thousands, except for percentages)	2014	2013	% Change	2014 Foreign Exchange	2014 Amortization Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Amortization	$102,091	$116,876	(12.7)%	$(670)	$101,421	(13.2)%

During the year ended December 31, 2014, amortization expense decreased by $14.8 million, or 12.7%, to $102.1 million compared with the year ended December 31, 2013. The change in foreign exchange rates increased amortization expense by $0.7 million. Excluding the impact of foreign exchange, amortization expense decreased by $15.5 million, or 13.2%. The decrease is primarily the result of the change in the estimated useful lives of completed technologies related to our technology platform and the impact of several assets which are being amortized using the economic benefit method nearing the end of their useful lives and consequently having lower amortization rates than in the prior year. In August of 2014, based on the ongoing analysis of our development of our technology platform, we determined that the useful lives of completed technologies that will have their useful lives impacted by completion of ongoing in-process development initiatives would extend certain of these assets’ useful lives to May 31, 2015. This change in accounting estimate was accounted for as of August 1, 2014 and resulted in decreased amortization expense of $0.9 million during the year ended December 31, 2014. For further information on the extension of the useful lives refer to Note 4 “Intangible Assets and Goodwill” in the Notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Interest Expense

Net interest expense was $156.9 million for the year ended December 31, 2014 compared with $168.7 million for the year ended December 31, 2013. The year-over-year decline in interest expense was the net result of the two refinancing transactions which took place in February 2013 and May 2014. See “—Liquidity and Capital Resources.” Combined outstanding debt on the term loan facility, the Senior Notes and the PIK Toggle Notes increased to $2.6 billion as of December 31, 2014 from $2.3 billion as of December 31, 2013. The blended interest rate on the combined debt decreased to 5.8% for the year ended December 31, 2014 from 6.4% for the year ended December 31, 2013. For further information on our 2014 Recapitalization Transaction, see Note 17 “Debt” in the Notes to our audited consolidated financial statements included elsewhere in this prospectus.

Other Income

Other income increased by $1.3 million to $1.6 million in the year ended December 31, 2014 from $0.3 million in the year ended December 31, 2013 primarily related to tax credits in the United Kingdom for research and development activities.

Loss on Extinguishment of Debt

A loss on extinguishment of debt of $82.1 million was recorded during the year ended December 31, 2014. A loss of $10.2 million was recorded in the year ended December 31, 2013. In May 2014 we redeemed the senior notes (“Retired Senior Notes”), issued new Senior Notes, and refinanced the senior secured credit facilities. In 2013, we refinanced the term loan facility portion of the senior secured credit facilities. The redemption of the Retired Senior Notes and the refinancing of the term loan facility resulted in breakage fees of $41.0 million, as well as the write-off of $17.2 million of unamortized debt financing costs, $15.6 million of unamortized original issue discount and $8.3 million of direct issuance costs incurred to complete the May 2014 refinancing. The 2013 refinancing resulted in no breakage fees and less of a write off of debt finance costs and original issue discount. For further information related to the May 2014 and February 2013 refinancing transactions, see Note 17 “Debt” in the Notes to our audited consolidated financial statements included elsewhere in this prospectus.

Income Taxes

For the year ended December 31, 2014, our effective tax rate after discrete items was a 48.3% benefit, as compared with a 428.9% benefit for the year ended December 31, 2013. For the year ended December 31, 2014, we recorded an income tax benefit after discrete items of $33.6 million, compared with a benefit of $17.0 million for the year ended December 31, 2013.

For the year ended December 31, 2014, our effective tax rate before discrete items was a 35.9% benefit, as compared with a 173.8% benefit for the year ended December 31, 2013. For the year ended December 31, 2014, our income tax benefit before discrete items was $25.1 million, as compared to a benefit before discrete items in 2013 of $6.9 million. The change in our tax benefit before discrete items is due to significantly higher losses in the U.S. in 2014. In 2014, we recorded a loss before taxes of $69.6 million, whereas in 2013, we recorded a loss before taxes of $3.9 million. The pretax loss in 2014 compared to 2013 was mainly attributable to the loss on extinguishment of debt in 2014 of $82.1 million described above. In addition, items affecting the effective tax rate include benefits associated with income generated in lower tax jurisdictions and the benefits associated with state taxes, offset by an increase in U.S. tax expense associated with a 2014 deemed dividend from a foreign subsidiary and non-tax deductible payments made to certain shareholders as part of our recapitalization.

The year ended December 31, 2014 included a discrete benefit of $8.6 million. This net discrete benefit was primarily attributable to a release of $7.3 million of net reserves due to closure of examinations and inquiries with the IRS, German tax authorities and U.K. Inland Revenue. The discrete benefit also included a $1.0 million benefit due to re-measurement of uncertain tax positions upon concluding the IRS examination.

The year ended December 31, 2013 included a net discrete benefit of $10.1 million. The discrete benefit was primarily attributable to a reduction of the U.K. tax rate enacted in July 2013 by Her Majesty’s Revenue and Customs (“HMRC”) which resulted in a $7.8 million benefit during the year. The discrete benefit also included a benefit for the 2012 U.S. Research and Development Credit which was extended by the American Taxpayer Relief Act of 2012 (“ATRA”) enacted on January 3, 2013, and the release of tax reserves, being partially offset by tax provision to tax return adjustments with respect to filing of prior year’s returns in U.S. and foreign jurisdictions and an interest expense charge on tax reserves for unrecognized tax benefits.

As of December 31, 2014, we had approximately $3.4 million of net unrecognized tax benefits ($5.6 million on a gross basis) which would affect our effective tax rate if recognized.

We recognize net interest and penalties related to uncertain tax positions in income tax expense. Net interest and penalties of a $0.5 million benefit and a $0.1 million expense were provided in income tax expense for uncertain tax positions for the years ended December 31, 2014 and 2013, respectively. As of December 31, 2014 and December 31, 2013, gross reserves for interest and penalties were $0.6 million and $1.2 million, respectively.

We file federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. In the normal course of business, we are subject to examination by taxing authorities in various jurisdictions. During 2014, we concluded an IRS examination for tax years 2008 through 2012. Our state tax returns, for certain states, remain subject to examination for tax years 2006 through 2013.

We recognize future tax benefits or expenses attributable to our taxable temporary differences and net operating loss carry forwards. Recognition of deferred tax assets is subject to our determination that realization is more likely than not. Based on taxable income projections, we believe that the recorded deferred tax assets will be realized.

We were not a U.S. federal cash taxpayer for the year ended December 31, 2014 and we expect we will maintain such status as it pertains to U.S. federal taxes throughout 2015 based on our expected results for fiscal 2015, including the utilization of foreign tax credits and research & development tax attributes.

Year Ended December 31, 2013 versus Year Ended December 31, 2012

Revenue

	For the Year Ended December 31,
(in thousands, except for percentages)	2013	2012	% Change	2013 Foreign Exchange	2013 Revenue Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Pricing and Reference Data	$639,631	$612,422	4.4%	$3,889	$643,520	5.1%

Trading Solutions:
Real-Time Feeds and Trading Infrastructure	$112,843	$110,305	2.3%	$1,446	$114,289	3.6%
Workstations and Hosted Web Applications	$152,639	$157,434	(3.0)%	$(949)	$151,690	(3.6)%

Total Trading Solutions	$265,482	$267,739	(0.8)%	$497	$265,979	(0.7)%

Total revenue	$905,113	$880,161	2.8%	$4,386	$909,499	3.3%

Total revenue for the year ended December 31, 2013 increased by $25.0 million, or 2.8%, to $905.1 million compared with the year ended December 31, 2012. The change in foreign exchange rates decreased total revenue by $4.4 million in the year ended December 31, 2013. Excluding the impact of foreign exchange, total revenue increased by $29.4 million or 3.3% to $909.5 million. The impact of foreign exchange is primarily related to fluctuations of the U.S. dollar against the British pound sterling and the euro.

Pricing and Reference Data

Revenue within the Pricing and Reference Data segment increased by $27.2 million, or 4.4%, to $639.6 million in the year ended December 31, 2013 compared with the year ended December 31, 2012. The change in foreign exchange rates decreased Pricing and Reference Data revenue by $3.9 million in the year ended December 31, 2013. Excluding the impact of foreign exchange, Pricing and Reference Data revenue increased by $31.1 million, or 5.1%, to $643.5 million. This increase primarily reflects growth in our evaluated pricing and reference data services in North America of $32.2 million from a combination of steady retention levels, new sales to existing clients and increases in usage revenue primarily from existing clients, one-time sales and the effect of an annual price increase. This increase is offset by a $6.3 million decrease in revenue in the Europe and Asia Pacific regions.

Trading Solutions

Revenue within the Trading Solutions segment decreased by $2.3 million, or 0.8%, to $265.5 million in the year ended December 31, 2013 compared with the year ended December 31, 2012. The change in foreign exchange rates decreased Trading Solutions revenue by $0.5 million in the year ended December 31, 2013. Excluding the impact of foreign exchange, Trading Solutions revenue decreased by $1.8 million, or 0.7%, to $266.0 million. A decrease in revenue in the hosted web applications product area of $4.2 million related to a combination of continued new sales softness and higher erosion was mostly offset by modest growth of $2.5 million in our trading infrastructure managed services and, to a lesser extent, our real-time feeds product area.

Cost of Services

Cost of services expenses are composed mainly of personnel-related expenses, communication, data acquisition, outside professional services and expenditures associated with software and hardware maintenance agreements.

	For the Year Ended December 31,
(in thousands, except for percentages)	2013	2012	% Change	2013 Foreign Exchange	2013 COS Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Cost of services	$297,423	$292,378	1.7%	$2,386	$299,809	2.5%

Cost of services expenses increased by $5.0 million, or 1.7%, to $297.4 million during the year ended December 31, 2013 compared with the year ended December 31, 2012. The change in foreign exchange rates decreased cost of services expense by $2.4 million. Excluding the impact of foreign exchange, cost of services expenses increased by $7.4 million, or 2.5%.

Further detail of the components of cost of services expense is below:

	For the Year Ended December 31,
(in thousands)	2013	2012
Personnel-related expenses	$168,343	$169,983
Communications expense	53,836	52,330
Data acquisition expense	35,570	33,007
Hardware and software expense	18,926	16,356
Consulting and other professional fees	12,256	11,856
All other cost of services expenses	8,492	8,846

Total cost of services expenses	$297,423	$292,378

The increase to cost of services expenses in the year ended December 31, 2013 compared with the same period in 2012 is primarily related to (1) an increase of $2.6 million in hardware costs related to 7ticks client implementations; (2) an increase of $2.6 million in data acquisition expense primarily due to the addition of new data sources and higher license fees; and (3) an increase of $1.5 million in communications expense due to a data center expansion project. These increases were partially offset by a decrease in personnel-related expenses of $1.6 million due to increased capitalization of costs for internal development projects. Cost of services as a percentage of revenue was 32.9% in the year ended December 31, 2013 compared with 33.2% in the year ended December 31, 2012.

Cost of services expense within the Pricing and Reference Data segment decreased by $11.0 million from $140.6 million in the year ended December 31, 2012 to $129.6 million in the year ended December 31, 2013. This decrease was primarily driven by an $8.2 million decrease in personnel-related expenses and a $1.9 million decrease in consulting fees. Cost of services expenses as a percentage of revenue within the Pricing and Reference Data segment decreased to 20.3% in the year ended December 31, 2013 from 23.0% for the year ended December 31, 2012.

Cost of services expense within the Trading Solutions segment increased by $7.7 million from $124.6 million in the year ended December 31, 2012 to $132.3 million in the year ended December 31, 2013. This decrease was primarily driven by a $2.6 million increase in hardware costs related to 7ticks client implementations, a $2.0 million increase in personnel-related expenses including annual merit-based salary increases and a $1.5 million increase in data acquisition expense. Cost of services expenses as a percentage of revenue within the Trading Solutions segment increased to 49.8% in the year ended December 31, 2013 from 46.5% for the year ended December 31, 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are composed mainly of personnel-related expense, outside professional services, advertising and marketing expenses, occupancy-related expenses and commissions paid to third parties for distribution of our data to clients.

	For the Year Ended December 31,
(in thousands, except for percentages)	2013	2012	% Change	2013 Foreign Exchange	2013 SG&A Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Selling, general and administrative	$273,714	$275,906	(0.8)%	$3,467	$277,181	0.5%

During the year ended December 31, 2013, selling, general and administrative expenses decreased by $2.2 million, or 0.8%, to $273.7 million compared with the year ended December 31, 2012. The change in foreign exchange rates decreased selling, general and administrative expenses by $3.5 million. Excluding the impact of foreign exchange, selling, general and administrative expenses increased by $1.3 million or 0.5%.

Further detail of the components of selling, general, and administrative expense is below:

	For the Year Ended December 31,
(in thousands)	2013	2012
Personnel-related expenses	$173,091	$170,239
Royalty expense	29,780	30,094
Rent and related expenses	24,425	24,437
Consulting and other professional fees	15,249	16,138
All other selling, general, and administrative expenses	31,169	34,998

Total selling, general, and administrative expenses	$273,714	$275,906

The decrease to selling, general and administrative expenses in the year ended December 31, 2013 compared with the same period in 2012 is primarily related to (1) the receipt of insurance proceeds of $2.1 million in 2013 related to our 2012 claim associated with losses due to the impacts of Hurricane Sandy; (2) a $1.5 million decrease due to reduced franchise taxes; (3) a $1.2 million decrease in transactional foreign exchange losses on operating activities; (4) a $1.0 million decrease in advertising and marketing expense related to lower media advertising costs; and (5) a $0.9 million decrease in other professional services due in part to fewer tax and special projects in 2013 as compared to 2012.

These decreases were partially offset by an increase in personnel-related expenses of $2.9 million resulting from an increase in salaries, sales commissions, incentive compensation and related fringe costs totaling approximately $13.0 million in 2013 being offset by a $10.1 million decrease in stock-based compensation expense in 2013. The decrease in stock-based compensation expense in 2013 is attributed to lower stock based compensation costs being incurred in 2013 related to cash distributions paid to employees as a result of the 2012 Recapitalization Transaction. Selling, general and administrative expenses as a percentage of revenue was 30.2% in the year ended December 31, 2013, compared with 31.3% for the year ended December 31, 2012. For further information regarding the 2012 Recapitalization Transaction, see the heading “2012 Recapitalization” in Note 3 “Stock-based Compensation” in the Notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Selling, general and administrative expenses within the Pricing and Reference Data segment increased by $5.1 million from $109.7 million in the year ended December 31, 2012 to $114.8 million in the year ended December 31, 2013. This increase was primarily driven by a $6.1 million increase in incentive-based compensation. Selling, general and administrative expenses as a percentage of revenue within the Pricing and Reference Data segment remained flat at 17.9% for each of the years ended December 31, 2013 and 2012.

Selling, general and administrative expenses within the Trading Solutions segment increased by $3.2 million from $75.3 million in year ended December 31, 2012 to $78.5 million in the year ended December 31, 2013. This increase was primarily driven by a $2.8 million increase in personnel-related expenses including severance-related expenses and incentive-based compensation. Selling, general and administrative expenses as a percentage of revenue within the Trading Solutions segment increased to 29.6% in the year ended December 31, 2013 from 28.1% for the year ended December 31, 2012.

Depreciation

	For the Year Ended December 31,
(in thousands, except for percentages)	2013	2012	% Change	2013 Foreign Exchange	2013 Depreciation Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Depreciation	$42,537	$41,456	2.6%	$524	$43,061	3.9%

During the year ended December 31, 2013, depreciation expense increased by $1.1 million, or 2.6%, to $42.5 million compared with the year ended December 31, 2012. The change in foreign exchange rates decreased depreciation expense by $0.5 million. Excluding the impact of foreign exchange, depreciation expense increased by $1.6 million, or 3.9%. The increase is primarily related to an approximately $0.8 million increase due to the additional depreciation expense recognized on internal development projects placed in service late in 2012 and during the year ended December 31, 2013.

In addition, in the fourth quarter of 2012, we adjusted the estimated useful lives of certain information technology assets with a cost basis of approximately $10.9 million to reflect shorter estimated useful lives, resulting from a review of in process information technology initiatives. This change in accounting estimate resulted in accelerated depreciation on these assets from October 1, 2012 through the end of their estimated useful lives determined to be December 31, 2013. The impact on our full year 2013 and 2012 results was increases in depreciation expense of approximately $2.5 million and $0.8 million, respectively. In May 2013, continued review of our information technology initiatives resulted in an extension of the estimated useful lives of these identified assets from December 31, 2013 to December 31, 2014. This change in accounting estimate resulted in a decrease in depreciation expense of $2.5 million for the year ended December 31, 2013. Therefore, the net impact for the year ended December 31, 2013 of these 2012 and 2013 changes in useful lives was inconsequential. In December 2013, we determined that scope changes to our information technology initiatives would further extend a portion of the estimated useful lives of the identified assets to December 31, 2015. The scope changes were identified in December 2013 and it was determined that any impact from extending the estimated useful lives would have been immaterial on our 2013 consolidated financial statements taken as a whole. Therefore, the adjustment to the estimated useful lives resulting from the identified scope changes will be accounted for as a change in accounting estimate commencing in 2014.

Amortization

	For the Year Ended December 31,
(in thousands, except for percentages)	2013	2012	% Change	2013 Foreign Exchange	2013 Amortization Adjusted for Foreign Exchange (Non-GAAP)	Adjusted % Change
Amortization	$116,876	$138,040	(15.3)%	$692	$117,568	(14.8)%

During the year ended December 31, 2013, amortization expense decreased by $21.2 million, or 15.3%, to $116.9 million compared with the year ended December 31, 2012. The change in foreign exchange rates decreased amortization expense by $0.7 million. Excluding the impact of foreign exchange, amortization expense decreased by $20.5 million, or 14.8%. The decrease in amortization is the result of the following factors: (1) an $11.0 million decrease from the impact of assets that are being amortized using the economic benefit method nearing the end of their useful lives, and consequently having lower amortization rates than in the prior year; (2) an $8.7 million decrease due to the change in the estimated useful lives of completed technologies related to our in-process development initiatives; and (3) a $0.8 million decrease due to assets that had become fully amortized during 2013 and therefore include a full year of amortization in the year ended December 31, 2012, but less amortization for the year ended December 31, 2013. For further information on the extension of the useful lives refer to Note 4 “Intangible Assets and Goodwill” in the Notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Interest Expense

Net interest expense was $168.7 million for the year ended December 31, 2013 compared with $150.6 million for the year ended December 31, 2012. The year-over-year increase in interest expense was the net result of (1) an increase due to the issuance of the PIK Toggle Notes in December of 2012; (2) a decrease in the applicable term loan facility interest rate following the refinancing of the term loan facility that occurred in February 2013, with the lower rate realized for eleven months of the year ended December 31, 2013 and not during the same period in 2012; and (3) a decrease due to the write-off of a portion of the term loan facility original issue discount and deferred financing costs related to the debt extinguishment in connection with the February 2013 refinancing. This write-off was reflected as part of the loss on extinguishment of debt in the year ended December 31, 2013 instead of as a component of interest expense. The blended interest rate on the combined debt decreased to 6.4% for the year ended December 31, 2013 from 6.8% for the year ended December 31, 2012. For further information on our term loan facility, see Note 17 “Debt” in the Notes to our audited consolidated financial statements included elsewhere in this prospectus.

Loss on Extinguishment of Debt

A loss on extinguishment of debt of $10.2 million was realized during year ended December 31, 2013, with no such activity in the year ended December 31, 2012. The loss on extinguishment related to the February 2013 refinancing of our term loan facility. The loss on extinguishment included the write-off of $3.6 million of unamortized debt financing costs, $3.9 million of unamortized original issue discount and $2.7 million of direct issuance costs incurred to complete the February 2013 refinancing.

Income Taxes

For the year ended December 31, 2013, our effective tax rate after discrete items was a 428.9% benefit, as compared with a 103.3% benefit after discrete items for the year ended December 31, 2012. For the year ended December 31, 2013, we recorded an income tax benefit after discrete items of $17.0 million, compared with a benefit after discrete items of $18.0 million for the year ended December 31, 2012.

For the year ended December 31, 2013, our effective tax rate before discrete items was a 173.8% benefit, as compared with a benefit of 53.4% for the year ended December 31, 2012. For the year ended December 31, 2013, our income tax benefit before discrete items was $6.9 million, as compared to an income tax benefit before discrete items of $9.3 million in 2012. The change in our effective tax rate before discrete items is primarily due to an increase in worldwide pretax income that includes significantly higher U.S. interest expense and a shift in pre-tax income from our foreign subsidiaries to the U.S. during 2013 where it is taxed at a higher federal and state tax rate, reduced in part by increased U.S. research and development credits when compared with 2012. In 2012 there was no benefit recorded for the research credit which was extended by the ATRA enacted on January 3, 2013.

The year ended December 31, 2013 included a discrete benefit of $10.1 million. The discrete benefit was primarily attributable to a reduction of the U.K. tax rate enacted in July 2013 by HMRC which resulted in a $7.8 million benefit during the year. The discrete benefit also included a benefit for the 2012 U.S. Research and Development Credit which was extended by ATRA enacted on January 3, 2013, and the release of tax reserves, being partially offset by tax provision to tax return adjustments with respect to filing of prior year’s returns in U.S. and foreign jurisdictions and an interest expense charge on tax reserves for unrecognized tax benefits. The year ended December 31, 2012 included a discrete benefit of $8.7 million, primarily related to tax rate changes in foreign jurisdictions, and tax provision to return adjustments.

The year ended December 31, 2012 included a discrete benefit of $8.7 million. The discrete benefit was attributable to a $6.0 million benefit for the reduction of the U.K. tax rate, $2.3 million benefit for tax provision to tax return adjustments in various foreign jurisdictions as well as the release of tax reserves for various jurisdictions.

As of December 31, 2013, we had approximately $12.5 million of net unrecognized tax benefits ($23.0 million on a gross basis) which would affect our effective tax rate if recognized.

We recognize net interest and penalties related to uncertain tax positions in income tax expense. Net interest and penalties of $0.1 million were provided in income tax expense for uncertain tax positions for each of the years ended December 31, 2013 and 2012. As of December 31, 2013 and December 31, 2012, gross reserves for interest and penalties were $1.2 million and $1.0 million, respectively.

We file federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitations. In the normal course of business, we are subject to examination by taxing authorities in various jurisdictions. Our federal tax returns for the tax years 2008 through 2012 are currently under examination by the IRS. Our state tax returns, for certain states, remain subject to examination for tax years 2006 through 2013.

We were not a U.S. federal or U.K. cash taxpayer for the year ended December 31, 2013. We recognize future tax benefits or expenses attributable to our taxable temporary differences and net operating loss carryforwards. Recognition of deferred tax assets is subject to our determination that realization is more likely than not. Based on taxable income projections, we believe that the recorded deferred tax assets will be realized.

Quarterly Results of Operations Data (Unaudited)

The tables below present our unaudited quarterly statements of operations data for each of the ten quarters ended June 30, 2015. We have prepared the quarterly data on a basis consistent with the audited financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	June 30, 2015
				(in thousands)
Revenue	$223,504	$225,110	$224,330	$232,169	$234,398	$232,081	$233,451	$239,271	$232,241	$235,516
Costs and expenses:
Cost of services	73,890	72,903	73,559	77,071	87,213	83,984	79,766	93,862	81,487	80,089
Selling, general and administrative	64,705	62,543	71,817	74,649	69,732	83,312	58,575	67,017	78,571	74,233
Depreciation	11,046	10,793	10,015	10,683	10,835	11,033	11,630	12,426	12,105	12,113
Amortization	31,430	29,546	27,844	28,056	25,803	25,918	25,476	24,894	24,206	23,299

Total costs and expenses	181,071	175,785	183,235	190,459	193,583	204,247	175,447	198,199	196,369	189,734

Income from operations	42,433	49,325	41,095	41,710	40,815	27,834	58,004	41,072	35,872	45,782
Interest expense, net	(42,968)	(41,971)	(41,957)	(41,762)	(41,335)	(40,224)	(37,874)	(37,435)	(36,784)	(37,507)
Other income, net	333	14	—	—	640	14	18	961	150	(53)
Loss on extinguishment of debt	(10,213)	—	—	—	—	(82,060)	—	—	—	—

Income (loss) before income taxes	(10,415)	7,368	(862)	(52)	120	(94,436)	20,148	4,598	(762)	8,222
Income tax expense (benefit)	(8,432)	1,086	(10,828)	1,186	(9,495)	(37,060)	3,315	9,631	(1,742)	949

Net (loss) income	(1,983)	6,282	9,966	(1,238)	9,615	(57,376)	16,833	(5,033)	980	7,273

•	Revenue increased in all but three of the last ten quarters presented, primarily as a result of growth in our evaluated pricing and reference data services from a combination of new sales primarily to existing clients and the effect of annual price increases. Excluding the impact on foreign exchange, revenue increased sequentially in all of the quarters presented above.

•	Our cost of services has varied from quarter to quarter with a more significant increase in the three months ended December 31, 2014 due primarily to an $11.1 million impairment of internally developed assets. Other fluctuations are primarily due to changes in billable hardware costs quarter over quarter.

•	Our selling, general and administrative expenses have fluctuated from quarter to quarter. The increase in selling, general and administrative expenses in the three months ended June 30, 2014 primarily relate to $10.6 million in stock-based compensation recorded in relation to the 2014 Recapitalization Transaction. Quarterly results are also impacted by non-cash foreign exchange gains or losses. In particular, in the quarter ended September 30, 2014, we recorded a non-cash foreign currency gain of $11.4 million.

•	The loss on extinguishment of debt recorded during the three months ended June 30, 2014 related to the May 2014 refinancing of all of our outstanding debt. The loss on extinguishment of debt recorded during the three months ended March 31, 2013 related to the February 2013 refinancing of Opco’s term loan facility.

•

Our income tax expense (benefit) has fluctuated from quarter to quarter, due to discrete or unusual items during the quarter. Our benefit in the quarters ended March 31, 2013 and June 30, 2014 were primarily the result of the losses incurred on our extinguishment of debt. Our benefit in the quarter ended September 30, 2013 was driven by enacted rate changes in the United Kingdom. Our benefit in the quarter ended March 31, 2014 was due to the release of reserves upon the favorable conclusion of a multi-year audit, as well as an enacted state rate change in the United States. Our expense in the quarter ended December 31, 2014 was the result of the true up to the annual effective rate based on differences in estimated versus actual pre-tax results in certain jurisdictions.

Liquidity and Capital Resources

Sources and Uses of Cash and Cash Equivalents

We expect cash generated from our operating activities to continue to serve as our primary source of liquidity for the next several years. As of June 30, 2015, we had cash and cash equivalents of $370.7 million and had $159.4 million available under Opco’s revolving credit facility, giving effect to $0.6 million of letters of credit that were outstanding as of June 30, 2015. Our cash needs arise from our debt obligations, the purchase of equipment, improvements of facilities servicing (including investments in our underlying infrastructure to increase the efficiency and capacity of business operations as well as the technology platforms that support our services, such as our data centers and ticker plants), working capital requirements and certain acquisitions. Management believes our future uses of cash and cash equivalents will remain largely consistent and that our cash and cash equivalents, combined with expected cash flows generated by operating activities, will be sufficient to meet our operating cash needs for the next several years.

Debt Servicing

The following table shows our level of indebtedness and certain other information as of June 30, 2015:

(in thousands)
Opco’s revolving credit facility(1)	$—
Opco’s term loan facility(2)	1,881,000
Opco’s Senior Notes(3)	350,000
PIK Toggle Notes(4)	350,000

Total indebtedness(5)	$2,581,000

(1)	In May 2014, Opco refinanced its revolving credit facility resulting in an increase of the initial applicable margin to (i) 2.75% with respect to revolver loans bearing interest at ABR and (ii) 3.75% with respect to revolver loans bearing interest at LIBOR. The revolver applicable margins are subject to stepdowns upon achievement of certain first lien leverage ratios. The interest rate on the revolving credit facility is currently 3.25%. The applicable margin was stepped down from 3.75% to 3.50% as of September 30, 2014, when Opco achieved a first lien net leverage ratio equal to or less than 4.5:1.0 and from 3.50% to 3.25% as of March 31, 2015 when Opco achieved a first lien net leverage ratio equal to or less than 4.0:1.0. Opco has maintained a first lien net leverage ratio equal to or less than 4.0:1.0 as of June 30, 2015. The revolving credit facility provides for borrowing up to $160.0 million in aggregate principal amount (without giving effect to $0.6 million of letters of credit that were outstanding as of June 30, 2015). The maturity date was changed to May 2, 2019.
(2)	In May 2014, Opco refinanced the term loan facility resulting in an increase of the applicable margin to (i) 2.75% with respect to term loans bearing interest at ABR (with a minimum ABR “floor” of 2.00%) and (ii) 3.75% with respect to term loans bearing interest at LIBOR (with a minimum LIBOR “floor” of 1.00%). Based upon these changes, our interest rate on the term loan facility is currently 4.75%. The term loan facility provides for borrowing up to $1.9 billion aggregate principal amount. The maturity date was changed to May 2, 2021.
(3)	In May 2014, Opco issued, at par, $350.0 million 5.875% senior notes which mature on April 15, 2019.
(4)	In December 2012, we issued the PIK Toggle Notes which mature on December 15, 2017, pursuant to an indenture, dated as of December 18, 2012 (the “Toggle Notes Indenture”), between us and the Bank of New York Mellon Trust Company, N.A., as trustee. Interest on the PIK Toggle Notes accrues at the rate of 8.25% per annum and is payable semiannually on June 15 and December 15, commencing June 15, 2013, to holders of the notes of record on the immediately preceding June 1 and December 1.
(5)	For further information about our plan to reduce our indebtedness with the net proceeds of this offering, please see “Use of Proceeds.”

Foreign Subsidiaries

As of June 30, 2015 approximately $136.4 million (translated from local currency exchange rates in effect at June 30, 2015) of our cash balances were held in countries other than the United States. Of the foreign cash balances approximately $87.5 million was in the United Kingdom, $9.9 million was in Italy and $9.6 million was in Germany. No other single jurisdiction held $9.6 million or more. Due to statutory limitations imposed by local governments, portions of our cash and cash equivalents held at our foreign subsidiaries are not available for repatriation. We believe that the cash generated from our U.S. operations and funds available under our revolving credit facility will be sufficient to support the liquidity needs of our U.S. based operations; therefore, it is our current practice and intent to permanently reinvest our foreign cash and cash equivalents outside the U.S. If the facts and circumstances changed, and we concluded these funds would be needed to support the liquidation needs of our U.S. based operations, we would be required to accrue and pay U.S. taxes to repatriate these funds. For further information see Note 9 “Income Taxes” in the Notes to our audited consolidated financial statements included elsewhere in this prospectus.

Cash Flow Activities

The following table summarizes our cash flow activities for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2013	2012	2015	2014
	(in thousands)
Cash flow provided by (used in):
Operating activities	$160,079	$196,810	174,964	86,142	35,030
Investing activities	(80,742)	(57,028)	(85,083)	(26,939)	(43,532)
Financing activities	(105,272)	(7,596)	(129,662)	(5,810)	(95,560)
Effect of exchange rates on cash balances	(11,844)	69	2,819	(2,315)	1,415

Net (decrease) increase in cash and cash equivalents	$(37,779)	$132,255	$(36,962)	51,078	(102,647)

Operating Activities

When compared with the six months ended June 30, 2014, net cash provided by operating activities increased by $51.1 million, or 145.9%, to $86.1 million in the six months ended June 30, 2015. The increase in operating cash flow in the six months ended June 30, 2015 compared with the same period in 2014 primarily related to a decrease in interest payments of $31.0 million in 2015 resulting from the retiring of debt associated with the 2014 Refinancing Transaction as well as an increase of $12.7 million in non-cash foreign currency remeasurements and a $4.2 million decrease in incentive compensation payments in 2015 when compared to 2014.

When compared with the year ended December 31, 2013, net cash provided by operating activities decreased by $36.7 million, or 18.7%, to $160.1 million in the year ended December 31, 2014. The largest contributor to the decrease in operating cash flows was a $23.8 million increase in salary and benefits in the year ended December 31, 2014 when compared with 2013 primarily due to annual merit increases. Other items contributing to the decrease in operating cash flow in 2014 are: (1) an $11.7 million decrease in cash flows due to increased incentive compensation payments made in 2014 when compared with 2013; (2) a $19.6 million decrease in operating cash flows related to increased cash interest payments in 2014 primarily due to the May 2014 refinancing which changed the timing of interest payments during 2014; and (3) a decrease of $3.9 million due to increased data acquisition costs in 2014 as compared to 2013. These decreases in our operating cash flows were partially offset by an increase in cash flows of $23.3 million due to an increase in client receipts in the year-ended December 31, 2014 when compared with 2013.

When compared with the year ended December 31, 2012, net cash provided by operating activities increased by $21.8 million, or 12.5%, to $196.8 million in the year ended December 31, 2013. The largest contributor to the increase in operating cash flows was a $24.4 million increase in client receipts in the year-ended December 31, 2013 when compared with 2012. Other items contributing to the increase in operating cash flow in 2013 are: (1) a $9.6 million increase in cash flows due to decreased incentive compensation payments made in 2013 when compared with 2012; (2) an $8.9 million increase in operating cash flows related to decreased cash interest payments in 2013, due to our 2013 term loan facility refinancing resulting in a lower interest rate for 10.5 months of 2013; (3) an increase of $1.9 million due to decreased cash distributions to option holders occurring in 2013; and (4) an increase of $1.1 million due to reduced cash severance payments in 2013.

These increases in our operating cash flows were partially offset by a decrease in cash flows of $28.7 million due to interest payments on the PIK Toggle Notes issued in December of 2012 and $7.1 million due to lease incentives received in the year ended December 31, 2012 for which similar incentives were not received in the year ended December 31, 2013. The remaining increase of approximately $11.7 million is due to higher cash generation driven by a net decrease in other non-cash working capital accounts.

We were not a U.S. federal cash taxpayer for the years ended December 31, 2014 or 2013. We expect we will maintain such status as it pertains to U.S. federal taxes through 2015 based on the ability to utilize our net operating losses, our expected results for fiscal 2015, including the utilization of foreign tax credits, and research and development tax attributes.

Investing Activities

When compared with the six months ended June 30, 2014, net cash used in investing activities decreased by $16.6 million or 38.1%, to $26.9 million in the six months ended June 30, 2015. This decrease is primarily due to a decrease in purchases of property and equipment of $16.8 million primarily related to technical infrastructure initiatives as well as a $3.1 million increase in restricted cash held for future cash distribution for option holders in 2014 that did not recur in 2015. These decreases were partially offset by a $3.4 million increase in the cash flows related to proceeds from the sale of short-term investments in the six months ended June 30, 2014 as compared to $0 in the six months ended June 30, 2015.

When compared with the year ended December 31, 2013, net cash used in investing activities increased by $23.7 million, or 41.6%, to $80.7 million in the year ended December 31, 2014. This increase is primarily due to (1) reduced proceeds of $19.4 million from maturities and sales of short-term investments in the year ended December 31, 2014 when compared with the same period in 2013; and (2) an increase of $2.3 million in cash outflows related to purchases of property and equipment predominately related to technical infrastructure initiatives in the year ended December 31, 2014 when compared with the same period in 2013.

When compared with the year ended December 31, 2012, net cash used in investing activities decreased by $28.1 million, or 33.0%, to $57.0 million in the year ended December 31, 2013. This decrease is primarily due to (1) the purchase of only $3.3 million in short-term investments in the year ended December 31, 2013 as compared to purchases of $23.5 million in short-term investments in the year ended December 31, 2012; (2) proceeds from maturities and sales of short-term investments of $22.9 million in the year ended December 31, 2013 compared to proceeds of only $0.3 million in the year ended December 31, 2012; and (3) the receipt of $2.5 million of insurance settlement proceeds in the year ended December 31, 2013 related to our 2012 claim associated with property and equipment that was damaged due to the impacts of Hurricane Sandy. This decrease is partially offset by an increase in purchases of property and equipment of $20.4 million, of which $18.2 million related to technical infrastructure initiatives in the year ended December 31, 2013 when compared to the year ended December 31, 2012.

Financing Activities

When compared with the six months ended June 30, 2014, net cash used in financing activities decreased by $89.8 million, or 93.9% to $5.8 million in the six months ended June 30, 2015. The decrease in financing cash outflows for the six months ended June 30, 2015 is primarily due to outflows in the six months ended June 30, 2014 related to the 2014 Recapitalization Transaction, which did not recur in the six months ended June 30, 2015. This decrease in financing cash outflows was partially offset by an increase in financing cash inflows due to $3.4 million received during the six months ended June 30, 2015 related to the repayment in full of the promissory note in connection with our Chief Executive Officer’s stock subscription agreement.

In May 2014, we completed a second recapitalization transaction (the “2014 Recapitalization Transaction”) pursuant to which we refinanced all of our outstanding debt. The 2014 Recapitalization Transaction resulted in the holders of our common stock and certain holders of stock options receiving a cash dividend (in the form of a return of capital) and/or cash distribution equal to $1.71 per share/option. The total dividend payment from us to the holders of common stock was $261.7 million, which was paid on May 5, 2014, and the total cash distribution to holders of stock options with service-based vesting conditions was $11.2 million. Of this latter amount, $6.4 million was paid on May 5, 2014 with respect to service-based options vested at that date. Additionally, $0.3 million, $0.8 million and $0.5 million was paid with respect to service-based options vesting during the quarters ended June 30, 2014, September 30, 2014 and December 31, 2014, respectively. As of June 30, 2015, the remaining $1.9 million will be paid as the remaining service-based options vest. See Note 6 “Stock-Based Compensation” in our audited consolidated financial statements included elsewhere in this prospectus.

When compared with the year ended December 31, 2013, net cash used in financing activities increased by $97.7 million, or 1,285.9%, to $105.3 million in the year ended December 31, 2014. The increase in financing cash outflows in the year ended December 31, 2014 is primarily due to a $98.1 million net increase in cash outflows related to the refinancing of all of our outstanding debt in May 2014 and dividend payments made as part of the 2014 Recapitalization Transaction. The increase is primarily composed of the approximately $94.0 million of cash on hand used, in addition to the net proceeds received from the debt refinancing, as further described below.

In December 2012, we completed a recapitalization transaction (the “2012 Recapitalization Transaction”). The 2012 Recapitalization resulted in the holders of our common stock and certain holders of stock options receiving a cash dividend (in the form of a return of capital) and/or cash distribution equal to $2.79 per share/option. Holders of our common stock received a cash dividend, and holders of stock options with service-based vesting conditions received a cash distribution. The total dividend payment from us to the holders of our common stock was $423.0 million, which was paid on December 19, 2012, and the total cash distribution to holders of stock options with service-based vesting conditions was $16.0 million. Of this latter amount, $6.5 million was paid in December 2012 with respect to service-based options vested at that date. Additionally, $2.7 million and $3.1 million were paid with respect to service-based options vesting during the years ended December 31, 2014 and 2013, respectively. As of June 30, 2015, the remaining $1.0 million will be paid as the remaining service-based options vest. In December 2012, Opco paid a dividend of $100.0 million to Intermediate, which in turn paid a dividend of $100.0 million to us. We used this dividend as well as net proceeds of $339.0 million from the issuance of $350.0 million of 8.25%/9.00% PIK Toggle Notes issued by us, which mature on December 15, 2017, pursuant to the Toggle Notes Indenture, to fund the cash dividend to our stockholders and related cash distributions to our option holders. See Note 6 “Stock-Based Compensation” in our audited consolidated financial statements included elsewhere in this prospectus.

When compared with the year ended December 31, 2012, net cash used in financing activities decreased by $122.1 million, or 94.1%, to $7.6 million in the year ended December 31, 2013. The decrease is primarily due to no dividend payments in the year ended December 31, 2013 as compared to dividend payments of $423.0 million in the year ended December 31, 2012 and a $22.2 million reduction in term loan facility principal payments in the year ended December 31, 2013 as compared to those made in the year ended December 31, 2012. This decrease is partially offset by an increase in net proceeds of $339.0 million received from the issuance of the PIK Toggle Notes.

There was one term loan facility principal payment of $3.7 million made in the first quarter of 2013 which was the annual excess cash flow mandatory prepayment (“ECF”) payment related to 2012, and the first two quarterly term loan facility principal installments of $2.9 million and $3.3 million were made in the third and fourth quarters of 2013. Comparatively, in the first quarter of 2012, the ECF payment related to 2011 was $32.3 million, and no other principal installments were made. The 2013 ECF payment was less than the 2012 ECF payment due to: (1) Opco’s achievement of certain leverage ratios in 2013, which reduced the percentage of ECF Opco was required to offer (from 50% to 25% of ECF) coupled with (2) a higher percentage of ECF payment refusals in 2013 ($16.6 million of refusals related to the $20.3 million 2012 ECF payment, as compared to $14.2 million of refusals related to the $43.0 million 2011 ECF payment).

Debt

Credit Facility

As part of the 2014 Recapitalization Transaction, the term loan facility (the “Retired term loan facility”) and the revolving credit facility (the “Retired Revolver”) outstanding on that date were retired. Borrowings outstanding under the Retired term loan facility on the date of the 2014 Recapitalization Transaction were $1.3 billion, which reflects the 2013 mandatory annual ECF principal prepayment of $7.9 million made in March 2014. Opco had $0.6 million of letters of credit outstanding, related to certain operating leases and no other borrowings outstanding under the Retired Revolver at the time of the 2014 Recapitalization Transaction.

As part of the 2014 Recapitalization Transaction, Opco entered into new senior secured credit facilities (the “senior secured credit facilities”) pursuant to a credit agreement (the “Credit Agreement”) dated May 2, 2014. The Credit Agreement provides senior secured credit facilities inclusive of:

•	a term loan facility (the “term loan facility”) in an aggregate principal amount of $1.9 billion with a maturity date of May 2, 2021; and

•	a revolving credit facility (the “revolving credit facility”) in an aggregate principal amount of $160.0 million with a maturity date of May 2, 2019.

The Revolving Credit Facility includes a $20.0 million borrowing sublimit for letters of credit and a $25.0 million sublimit for borrowings on same-day notice.

Interest Rate and Fees

Borrowings under the senior secured credit facilities bear interest at a rate per annum equal to an applicable margin plus, at our option, a base rate or LIBOR. The applicable margin for borrowings under the senior secured credit facilities is 2.75% with respect to base rate borrowings and 3.75% with respect to LIBOR borrowings. For term loans, the LIBOR and the base rate are subject to floors of 1.00% and 2.00%, respectively. For revolver loans, there is no LIBOR or base rate floor. We have elected to use the LIBOR.

For term loans, the applicable margin is not subject to any stepdowns. For borrowings under the revolver, the applicable margin is subject to stepdowns. The applicable margin was stepped down from 3.75% to 3.50% as of September 30, 2014, when Opco achieved a first lien net leverage ratio equal to or less than 4.5:1.0 and from 3.50% to 3.25% as of March 31, 2015 when Opco achieved a first lien net leverage ratio equal to or less than 4.0:1.0. Opco has maintained a first lien net leverage ratio equal to or less than 4.0:1.0 as of June 30, 2015.

In addition to interest payable on outstanding borrowings under the revolver, Opco pays a commitment fee on the unused portion. The initial commitment fee rate of 0.50% was reduced to 0.375% as of September 30, 2014, when Opco achieved a first lien net leverage ratio equal to or less than 4.5:1.0 and from 0.375% to 0.25% as of March 31, 2015 when Opco achieved a first lien net leverage ratio equal to or less than 4.0:1.0, which is the final stepdown available under the agreement. As of June 30, 2015, Opco’s first lien net leverage ratio was equal to or less than 4.0:1.0 and the commitment fee rate was 0.25%. The first lien net leverage ratio is equal to the ratio of the obligations under the senior secured credit facilities to Consolidated EBITDA (as defined in the Credit Agreement).

Opco is also required to pay customary letter of credit fees.

Amortization and Maturity

The term loan facility amortizes in equal quarterly installments in aggregate annual amounts equal to 0.25% of the original principal amount, or $4.8 million per quarter. Any remaining unpaid principal is due on the term loan facility May 2, 2021 maturity date. The revolving credit facility maturity date is May 2, 2019.

Prepayments

Opco may voluntarily prepay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary breakage costs with respect to LIBOR loans.

Opco is required to prepay the term loan facility, subject to certain exceptions, with: (1) a percentage of our excess cash flow, with the required percentage determined by our first lien net leverage ratio; (2) 100% of the net cash proceeds of certain non-ordinary course asset sales; and (3) 100% of the net cash proceeds of certain new incurrences of debt. The first ECF payment is due in 2016 for the year ending December 31, 2015. The ECF payment percentage of 50% reduces to 25% of excess cash flow pursuant to achievement of a first lien net leverage ratio of 4.5:1.0, and further reduces to 0% upon achievement of a first lien net leverage ratio of 4.0:1.0. As of March 31, 2015, Opco’s first lien net leverage ratio was equal to or less than 4.0:1.0. As of June 30, 2015, Opco’s first lien net leverage ratio was equal to or less than 4.0:1.0. If the leverage ratio on December 31, 2015 is less than or equal to 4.0:1.0, there will be no ECF payment due. Mandatory prepayments are applied to the scheduled installments of principal of the term loan facility in direct order of maturity; furthermore, pursuant to the terms of the credit agreement, individual lenders may opt to refuse all or a portion of their proportionate share of any offered ECF payment. In such event, we may retain any declined amounts.

Guarantees and Security

All obligations under the senior secured credit facilities are unconditionally guaranteed by Intermediate and each existing and subsequently acquired or organized direct or indirect wholly owned domestic subsidiary of Opco (subject to certain exceptions).

All obligations under the senior secured credit facilities, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by: (1) a pledge of all the equity interests of Opco and each wholly owned, material subsidiary of Opco directly held by Opco or a subsidiary guarantor (limited to 65% of voting stock in the case of foreign subsidiaries) and (2) security interests in and mortgages on substantially all tangible and intangible personal property and material fee-owned real property of Opco and the subsidiary guarantors (subject to certain exclusions).

Covenants

The Opco senior secured credit facilities contain affirmative and negative covenants. Events of default include customary events of default. Certain events of default are subject to a right to cure.

The revolving credit facility contains a maximum first lien net leverage ratio covenant, tested on the last day of each fiscal quarter but only if, on the last day of such fiscal quarter, the amount of outstanding loans and unreimbursed drawings under letters of credit exceeds 30% of the total amount of commitments under the revolving credit facility. The maximum first lien net leverage ratio is 7.25:1.0. Opco is not subject to financial covenants as of June 30, 2015.

Senior Notes

On July 29, 2010, Opco issued $700.0 million 10.25% senior notes (the “Retired Senior Notes”) which were due to mature on August 1, 2018, pursuant to an indenture, dated as of July 29, 2010. On May 2, 2014, as part of the 2014 Recapitalization Transaction, Opco redeemed these notes at a redemption price of 107.4%.

On May 2, 2014, Opco issued, at par, $350.0 million 5.875% senior notes (the “Senior Notes” or “Senior Notes due 2019”) which mature on April 15, 2019, pursuant to an indenture (the “Senior Notes Indenture”), dated as of May 2, 2014, among us, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

The Senior Notes are Opco’s senior unsecured obligations that rank senior in right of payment to future debt; rank equally in right of payment with all of Opco’s existing and future senior indebtedness; are effectively subordinated in right of payment to Opco’s existing and future secured obligations, including indebtedness under the senior secured credit facilities, to the extent of the value of the assets securing such obligations; and are effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of Opco’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to Opco or one of Opco’s guarantor subsidiaries).

Guarantees and Security

The Senior Notes are guaranteed on a senior unsecured basis by each of Opco’s existing and future direct or indirect wholly owned domestic subsidiaries that guarantee Opco’s obligations under the senior secured credit facilities. The indenture contains typical restrictive and affirmative covenants. Events of default include typical events of default, and if any occurs, this would permit or require the principal of and accrued interest on the Senior Notes due 2019 to become or to be declared due and payable.

Optional Redemption

The Senior Notes are redeemable in whole or in part, at our option, at any time at varying redemption prices that generally include premiums. Refer to Note 17 “Debt” in the Notes to our audited financial statements included elsewhere in this prospectus for additional information. In addition, upon a change of control, Opco is required to make an offer to redeem all of the Senior Notes at a redemption price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest.

Senior PIK Toggle Notes Due 2017

On December 18, 2012, we issued the PIK Toggle Notes which mature on December 15, 2017, pursuant to the Toggle Notes Indenture dated as of December 18, 2012, among us and The Bank of New York Mellon Trust Company, N.A., as trustee. The PIK Toggle Notes are our senior unsecured obligations and rank pari passu in right of payment to any future senior indebtedness; rank structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, except to the extent the PIK Toggle Notes are guaranteed by any subsidiary of ours in the future; are effectively subordinated to all future secured indebtedness to the extent of the value of the assets securing such indebtedness; and rank senior in right of payment to any future subordinated indebtedness. The PIK Toggle Notes are not guaranteed by any of our subsidiaries. The PIK Toggle Notes will be structurally subordinated to indebtedness and other liabilities of our subsidiaries that do not guarantee the PIK Toggle Notes. We are an indirect holding company of Opco and its subsidiaries, with no material operations of our own and only limited assets or operations other than the indirect ownership of all of the capital stock of Opco. Accordingly, we are dependent upon the distribution of the earnings of our subsidiaries, whether in the form of dividends, advances, payments on account of intercompany obligations or otherwise, to service its debt obligations. Claims of creditors of such subsidiaries, including trade creditors, and claims of preferred stockholders of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the PIK Toggle Notes. In addition, the PIK Toggle Notes are unsecured, and, as such, no assets are pledged for this agreement. Interest on the PIK Toggle Notes accrues at the rate of 8.25% per annum and is payable semiannually on June 15 and December 15, commencing June 15, 2013, to holders of the notes of record on the immediately preceding June 1 and December 1. Interest on the PIK Toggle Notes must be paid entirely in cash unless certain conditions relating to our capacity to pay cash interest are satisfied, in which case all or a portion of the interest may be paid in kind (“PIK Interest”). PIK Interest is an increase in the initial principal amount of the notes, or the issuance of new notes. Cash interest will accrue on the PIK Interest at 9.00% per annum.

Optional Redemption

After December 15, 2013, we may redeem the PIK Toggle Notes, in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record of the PIK Toggle Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on December 15 of each of the years indicated below:

Year	Percentage
2014	101.0%
2015 and thereafter	100.0%

The Toggle Notes Indenture contains covenants limiting our ability and the ability of its restricted subsidiaries to incur additional debt or issue certain preferred shares, pay dividends on or make other distributions in respect of our capital stock or make other restricted payments, make certain investments, sell or transfer certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of the our assets, enter into certain transactions with the our affiliates, and designate our subsidiaries as unrestricted subsidiaries.

The Toggle Notes Indenture also provides for other customary warranties and nonfinancial covenants which, if violated, would create events of default and would permit or require the principal of and accrued interest on the PIK Toggle Notes to become or to be declared due and payable. In the event of a default, any required payments would be subject to the same limitations as the regular debt service payments and payments required under a change in control, which are discussed above.

Future minimum principal payment obligations due per the senior secured credit facilities, Senior Notes and PIK Toggle Notes are as follows (in thousands):

Principal Payments
Remainder of 2015 as of June 30, 2015	$9,500
2016	19,000
2017	369,000
2018	19,000
2019	369,000
2020 and thereafter	1,795,500

Total	$2,581,000

Non-Guarantor Subsidiary Additional Financial Information

Certain financial information for the quarter ended June 30, 2015, specific to Opco’s non-guarantor subsidiaries, is required consistent with the Senior Notes Indenture governing our 5.875% Senior Notes due 2019.

For the six months ended June 30, 2015, our non-guarantor subsidiaries account for $140.1 million, or 29.9%, of our total revenue, and $38.7 million, or 25.2% of our total EBITDA. Our non-guarantor subsidiaries accounted for $1,663.3 million, or 43.4% of our total assets, and $522.2 million, or 15.9%, of our total liabilities as of June 30, 2015.

Off-Balance Sheet Arrangements

As of December 31, 2014, 2013 and 2012 and as of June 30, 2015, we had no off-balance sheet arrangements.

Commitments and Contingencies

We have obligations under non-cancelable operating leases for real estate and equipment. Real estate leases are for our corporate headquarters, sales offices, and major operating units and data centers. Certain of the leases include renewal options and escalation clauses. In addition, we have purchase obligations for data content.

Our known contractual obligations on a combined basis as of December 31, 2014 are summarized in the table below:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Contractual Obligations
Long term debt obligations(1)	$2,590,500	$19,000	$388,000	$388,000	$1,795,500
Operating lease obligations	115,508	21,972	30,940	23,204	39,392
Purchase obligations	44,505	44,505	—	—	—
Fixed rate interest obligations[(2)]	88,247	20,563	41,125	26,559	—
PIK Toggle Notes fixed rate interest obligations(3)	85,422	28,875	56,547	—	—
Variable rate interest obligations(4)	559,289	90,701	178,656	174,996	114,936
Commitment fees(5)	2,767	628	1,256	854	29

Total	$3,486,238	$226,244	$696,524	$613,613	$1,949,857

(1)	All of the PIK Toggle Notes are expected to be redeemed along with a portion of the [Senior Notes][term loan facilities][revolving credit facility]. [A portion of the term loan facility is expected to be repaid with a portion of the net proceeds of this offering and, accordingly, the variable interest rate obligations on such term loans will no longer accrue after they are repaid.]
(2)	[A portion of the Senior Notes are expected to redeemed with a portion of the net proceeds of this offering and, accordingly, the fixed rate interest obligations on such Senior Notes will no longer accrue after they are redeemed.]
(3)	The PIK Toggle Notes are expected to be redeemed with a portion of the net proceeds of this offering and, accordingly, the fixed rate interest obligations accruing on such PIK Toggle Notes will no longer accrue after they are redeemed.
(4)	Amounts are based on our obligations under the senior secured credit facilities at an interest rate of 4.75% as of December 31, 2014 and are subject to change.
(5)	Assumes that no amounts are drawn on the facility.

We expect to satisfy our contractual obligations from our existing cash as well as our cash flow from operations. Our key operating locations operate in facilities under long-term leases, the earliest of which will expire in 2015. If we are unable to renew any of the leases that are due to expire in 2015, we believe that suitable replacement properties are available on commercially reasonable terms.

Rental expense was $24.4 million for the year ended December 31, 2014, $23.9 million for the year ended December 31, 2013, and $20.9 million for the ended December 31, 2012.

Purchase obligations include our estimate of the minimum outstanding obligations under agreements to purchase goods or services that we believe are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time without penalty.

Long term debt obligations in the above table include our obligations under the senior secured credit facilities, including outstanding letters of credit, the Senior Notes due 2019 and the PIK Toggle Notes. Fixed interest rate obligations in the table above include our interest obligations under the Senior Notes due 2019 which bear interest at a fixed rate of 5.875% and the PIK Toggle Notes. The PIK Toggle Notes bear interest at a fixed rate of 8.25%, which may be paid in cash or PIK Interest. PIK Interest is an increase in the initial principal amount of the PIK Toggle Notes or the issuance of new PIK Toggle Notes. Cash interest accrues on the PIK Interest at 9.00% per annum. Outstanding letters of credit totaled $0.6 million at December 31, 2014. The letters of credit principally secure performance obligations, and allow the holder to draw funds up to the face amount of the letter of credit, bank guarantee or surety bond if the applicable business unit does not perform as contractually required.

In connection with the provision of services in the ordinary course of business, we may be required to indemnify clients against third-party claims that our services infringe upon such third party’s intellectual property rights. We have not been required to make material payments under such provisions. In addition, our third-party data suppliers audit us from time to time in the ordinary course of business (including audits underway) to determine if data we license for redistribution has been properly accounted for in accordance with the terms of the applicable license agreement. In view of our financial condition and the accruals established for related matters, management does not believe that the ultimate liability, if any, related to any of these matters will have a material adverse effect on our financial condition, results of operations or cash flows.

Seasonality and Market Activity

Historically, we have not experienced any material seasonal fluctuations in our business and we do not expect to experience seasonal fluctuations in the future. However, financial information market demand is largely dependent upon activity levels in the securities markets. In the event that the U.S. or international financial markets were to suffer a prolonged downturn that results in a significant decline in investor activity in trading securities, our sales and revenue could be adversely affected. Our exposure in the United States in this area could be mitigated in part by our service offerings in non-U.S. markets, and vice versa.

Recently Issued Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-3 “Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs” that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability rather than as an asset. The new guidance will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The standard applies to all entities. For public business entities, the final guidance will be effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the final guidance will be effective for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. We are currently evaluating the impact, if any, the adoption of ASU 2015-3 will have on our financial position, results of operations or cash flows.

Refer to Note 2 “Recent Accounting Pronouncements” in the Notes to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in currency exchange rates and interest rates which could affect its future results of operations and financial condition.

Foreign Currency Risk

A portion of our business is conducted outside the United States through our foreign subsidiaries and branches. We have foreign currency risk exposure related to our operations in non-U.S. markets where we transact business in currencies other than the U.S. dollar. Accordingly, we are subject to exposure from adverse movements in currency exchange rates. Our foreign subsidiaries maintain their accounting records in their respective local currencies. Consequently, changes in currency exchange rates may impact the translation of international statements of operations into U.S. dollars, which may in turn affect our consolidated statements of operations. Due to the significant size of our operations in Europe, our primary exposure currently rests with the British pound sterling and the euro to U.S. dollar exchange rates. Historically we have not entered into forward currency exchange rate contracts. To date, the effect of foreign currency risk on our business has varied from quarter to quarter as a result of the impact of global economic events on currency exchange rates and we expect it will continue to do so.

During the past three fiscal years and the six months ended June 30, 2015, our revenue by geographic region was as follows:

	Year Ended December 31,			Six months ended June 30,
	2014	2013	2012	2015
	(in thousands)
Revenue:
United States	$649,986	$627,988	$593,041	$333,628
United Kingdom	85,485	81,617	88,998	38,760
All other European countries	127,123	126,455	120,740	55,469
Asia Pacific	45,334	40,587	48,908	22,612
Rest of World	31,273	28,466	28,474	17,288

Total	$939,201	$905,113	$880,161	$467,757

Long-lived assets by geographic region are as follows:

	As of December 31,			As of June 30,
	2014	2013	2012	2015
	(in thousands)
Long-lived assets:
United States	$2,515,736	$2,574,503	$2,635,406	$2,481,205
United Kingdom	533,603	587,483	598,589	528,796
All other European countries	122,619	145,025	144,182	110,004
Asia Pacific	119,051	132,526	159,960	112,518

Total	$3,291,009	$3,439,537	$3,538,137	$3,232,523

Interest Rate Risk

We have interest rate risk due to the term loan facility which is variable rate debt with the interest rate determined by reference to a floating rate index. As of December 31, 2013, a portion of this risk was hedged by interest rate caps that contractually expired on September 30, 2014 and were not renewed. Accordingly, as of December 31, 2014 and June 30, 2015, none of our interest rate risk was hedged. As of December 31, 2014 and June 30, 2015, the term loan facility outstanding principal was $1.9 billion. The interest rate as of December 31, 2014 and June 30, 2015 was 4.75% (1.00% LIBOR floor plus an applicable LIBOR margin of 3.75%). An increase of 1.0% in the term loan facility interest rate above our December 31, 2014 and June 30, 2015 rate of 4.75% would increase our interest expense over the subsequent four-quarter period by approximately $19.1 million and $19.0 million, respectively. As of December 31, 2013, approximately 35% of our total outstanding variable-rate debt exposure was hedged by the interest rate caps. Please refer to Note 16 “Derivatives” and Note 17 “Debt” in the Notes to our audited consolidated financial statements included elsewhere in this prospectus for further discussion of our debt and derivatives. Our interest rates are not impacted by a decline in our credit rating. An increase in rates by the Federal Reserve would not directly impact our interest rates; however, to the extent LIBOR rates are impacted by shifting market conditions, our interest rate will be impacted as noted above.

BUSINESS

Company Overview

Founded in 1968, we are a leading global provider of mission-critical financial market data, analytics, and related solutions that are deeply embedded within our clients’ workflows. Our products and services help increase transparency and efficiency and reduce risk for many of the world’s largest financial institutions. More than 5,000 financial institutions and approximately 600 software and service providers use our products and services, incorporating our information throughout the investment lifecycle, in areas such as trading, portfolio management, regulatory compliance, risk management and securities valuation. We enjoy strong relationships with our diverse client base, which includes 49 of the top 50 global asset managers, all of the top 50 U.S. mutual funds, 48 of the top 50 U.S. banks, 33 of the top 50 global hedge funds, all of the top 15 global custodians, all of the top 10 global investment banks and all of the top 5 index providers.

Since we were acquired in July 2010, we have invested heavily to improve our business operations and technology infrastructure. We hired a highly experienced team to oversee the development of a unified technology platform, execute on new product development and optimize organizational efficiency. We have invested over $100 million of capital and substantial additional operating expenditures to develop a state-of-the-art technology platform that is enabling the launch of multiple new products. We expect this platform to provide significant ongoing benefits, including faster product development, enhanced stability and scalability, easier client integration, increased up-selling capabilities and additional future cost savings.

Our business is organized into two reportable segments: Pricing and Reference Data and Trading Solutions.

Pricing and Reference Data

Our Pricing and Reference Data segment, which represented the vast majority of our Adjusted EBITDA in 2014, provides an extensive set of market data products and analytics, many of which are proprietary, to over 5,000 clients worldwide. Our clients include asset management firms, mutual funds companies, hedge funds, pension funds, insurance companies, ETF sponsors, banks, index providers and brokerage firms, as well as hundreds of VARs such as custodians, software providers and other outsourcing organizations. The Pricing and Reference Data segment provides:

•	evaluated pricing services on approximately 2.7 million fixed income securities and other hard-to-value financial instruments;

•	reference data on over 10 million global financial instruments, including descriptive data, terms and conditions and corporate actions;

•	end-of-day pricing data from a range of sources, including approximately 120 financial markets and exchanges; and

•	fixed income and equity portfolio analytics and data.

Evaluated Pricing

We deliver independent opinions of value on approximately 2.7 million fixed income securities and other hard-to-value financial instruments. Our evaluated pricing spans more than 120 countries and covers a wide range of financial instruments including sovereign, corporate and municipal bonds, structured products, leveraged loans and derivatives. While many securities, such as listed equities, can be valued by reference to market quotes, others, including many fixed income securities, trade infrequently. For example, approximately two-thirds of TRACE-eligible securities did not trade in a given month during the second quarter of 2015. Valuation of these securities is a significant challenge for financial services firms and an area noted by both the SEC and FINRA as being among their 2015 examination priorities.

Our clients need to value these financial instruments to meet regulatory requirements and to enable a range of mission-critical processes from the back to the front office. For example, our evaluations and listed markets pricing support our clients in the back office for the determination of mutual fund net asset values (“NAVs”) and the calculation of market indexes; in the middle office for risk management; and in the front office for pre-trade transparency and price discovery. The 2014 launch of our CEP service further expanded our ability to service multiple client use cases by allowing us to provide streaming evaluations throughout the day on approximately 1.3 million securities. CEP is currently available for U.S. and European corporate bonds, sovereign bonds and money market instruments, as well as To-Be-Announced and Pass-Through U.S. mortgage-backed securities. Additional coverage is planned for the second half of 2015, including Asia Pacific corporate, sovereign and money market instruments.

Our evaluated prices are the result of robust proprietary processes that include: sophisticated models and methodologies developed by our team of quantitative analysts; a rich set of market observations, including quotes, dealer runs and trades from over 175 sources; and, importantly, the expertise of a seasoned evaluation services team, comprising approximately 200 skilled evaluators, analysts and specialists. More than 10 million individual market data points stream into our evaluated pricing systems on a daily basis. This information is captured, organized and published to our team of evaluators who, in turn, continuously assess and integrate this observed credit and rate information, feedback from our clients and sector news into our evaluated pricing models and applications.

We also offer applications and information services that complement our evaluated pricing, such as our VantageSM product. This award-winning platform provides increased transparency into the fixed income markets. VantageSM also facilitates client workflow by providing transparency into the composition of our evaluated prices, including access to public and proprietary market data inputs used in our evaluated pricing process.

Reference Data

Our reference data complements our evaluated pricing services by offering our clients a broad range of descriptive information, covering over 10 million global financial instruments. Our reference data is used by clients to enhance risk management, maintain compliance with regulatory mandates and improve operational efficiency across their organizations. This content is supported by a global team of over 300 professionals and support staff working in 25 languages. These researchers compile information from an extensive range of sources, including exchanges, underwriters, government agencies, issuers and other authoritative sources. Our reference data content covers:

•	identification and settlement information, including: identifiers, name, ticker, coupon, payment frequency and accrual method;

•	business entity data, including: issuer, parent entity and ultimate parent entity;

•	detailed terms and conditions data, including: call, put and sinking fund schedules, conversion details and coupon reset terms; and

•	global corporate actions information, including: mergers, rights offerings, tender offers, bankruptcies and other shareholder notifications; cash and stock dividends, income payment details, earnings and amounts outstanding; and tax consequence and cost basis information.

In the fourth quarter of 2014 we released Apex version 2.0, a data delivery platform that leverages our recent technology investment to deliver our extensive set of global reference data through a range of options that allow our data to be easily and cost-effectively consumed within a variety of client workflows. Apex utilizes industry standard technologies to reduce integration complexity and costs for our clients.

End-of-Day Pricing Data

In addition to our evaluated pricing and reference data, we collect, edit and normalize real-time data from a wide range of global exchanges and financial markets. End-of-day pricing data, available from a variety of sources, including approximately 120 financial markets and exchanges globally, is delivered to Pricing and Reference Data clients as the markets close. This pricing data includes bid and offer, last trade, open and close, high and low, and volume information.

Fixed Income and Equity Portfolio Analytics

Our fixed income and equity portfolio analytics offerings, led by our BondEdge® solution, provide financial institutions with data as well as proprietary, sophisticated fixed income and equity portfolio analytics to help analyze risk and return. These offerings are used by investment professionals to simulate various market environments to help forecast performance, construct portfolios, validate investment strategies, conduct stress testing, generate dynamic risk measures, analyze asset cash flows and support regulatory compliance requirements. BondEdge’s advanced analysis tools are underpinned by proprietary quantitative modeling techniques that utilize our comprehensive terms and conditions information for fixed income securities. BondEdge, which is offered through various delivery options, interfaces with many of the major third-party accounting and asset/liability software packages.

Trading Solutions

Our Trading Solutions segment provides products and services to thousands of global clients to support a range of trading, wealth management, and other investment applications. The Trading Solutions segment provides:

•	real-time market data feeds from over 450 sources in a normalized format;

•	trading infrastructure managed services that facilitate low latency electronic trading across a range of asset classes by providing access to the computer hardware and connectivity required to execute and route trades to exchanges and counterparties; and

•	workstations and customized hosted web applications that provide access to market data and related analytics and tools for financial advisors, investment professionals, individual investors and a range of corporate clients.

Real-Time Feeds

Our real-time feeds offerings provide cost-effective access to disparate real-time data sources without clients having to maintain hundreds of direct connections. Through our Consolidated Feed service, clients receive consolidated real-time and/or delayed financial data from over 450 global exchanges, trading venues and data sources covering listed and OTC securities. Our Consolidated Feed service is complemented by our Tick History service, which provides access to tick and trade data for global securities to assist clients with “best execution” requirements, transaction cost analysis and advanced charting applications.

Trading Infrastructure Managed Services

Our 7ticks trading infrastructure managed services solution offers direct exchange access, proximity hosting and support services that enable access to raw real-time exchange data and facilitate low latency electronic trading. These services will be further expanded in late 2015 with the planned launch of 7ticks Insight, a client web-portal that will offer enhanced transparency to support infrastructure monitoring and capacity planning, as well as performance and latency analysis.

Workstations and Hosted Web Applications

We market a range of workstations that primarily target the wealth management, and commodity and energy trading and individual investor sectors. Through our eSignalTM, FutureSource, PrimeTerminalSM and Market-QSM brands, we provide applications that deliver real-time financial market information and decision support tools to help clients analyze financial markets and make investment decisions. These workstations aggregate content that can be sourced from us, from our clients and from additional third-party information providers. The visual display of this content can be tailored to the needs and specifications of our clients.

We also design, build and host customized web-based financial information solutions primarily to address the specific requirements of clients in the wealth management and information media sectors, including Fidelity.com and Motley Fool. Our web-based financial information solutions, such as PrimePortal, utilize flexible web services architecture and consist of market data, decision-support tools and hosting services. Clients use the portals to access relevant information through intuitive interfaces that are designed to streamline the investment and advisory processes.

Industry Overview

Financial industry participants utilize financial market data and information services to support critical business functions across their organizations. These functions include investment research, development and execution of trading strategies, risk management, compliance, trade settlement, securities valuation and client reporting. The financial market data required to support these functions encompass real-time, intraday, end-of-day and historic pricing as well as evaluation information; reference data such as dividends, corporate actions and key descriptive information about securities; and other related business and financial content. We provide this market data through an expansive range of proprietary and third-party tools, applications, systems, and solutions to help support these critical activities.

According to Burton-Taylor, total spending on financial market data was estimated to be $26.5 billion in 2014. Of this total, pricing, reference and valuation data accounted for 12% of the overall spend, or $3.1 billion, of which we are estimated to have a 21% share of this segment.

Burton-Taylor, in a report we commissioned, estimates that the overall financial market data industry will experience a compound annual growth rate of 5% for the period from 2015 to 2017. Within that overall market, they project annual growth of 8% for the pricing, reference and valuation data market over the same period.

We believe that a number of global industry trends will generate continued opportunities across many of our products and services. These trends include:

Increasing Regulatory Requirements and Investor Demand for Transparency: Recently enacted regulations are aimed at bringing greater pricing transparency and reducing risk in the financial markets. For example, capital adequacy rules (e.g., Basel III, Solvency II and BCBS 239) are driving financial institutions to procure independent assessments of enterprise-wide exposures and balance sheet risk. Fair value accounting and valuation standards require disclosures around valuation inputs thereby bolstering demand for independent and transparent evaluations. Many of our financial services clients impacted by these rules and regulations are seeking more timely, relevant and comprehensive pricing and reference data. In addition, asset owners and investors are seeking additional transparency into their investment portfolios from asset managers. As a leading provider of market and security pricing data, we are well-positioned to benefit from these regulatory and investor demands for transparency. Our products and services facilitate the pricing process for clients, allowing them to respond efficiently and effectively to the evolving needs of investors and regulators. In a July 2015 study by TABB Group, which we commissioned and which surveyed 80 professionals from various firms, including asset managers, hedge funds, leading global banks and broker-dealers, the regulatory and auditing environment was the most cited driver of evaluated pricing data expenditures, and 73% of respondents said they expect regulation to cause increased usage of third-party evaluated pricing services going forward.

Electronification of Fixed Income Markets: While other large asset classes, such as equities, have completed the transition to electronic trading as their primary execution method, a much smaller proportion of fixed income trading is conducted electronically. This is expected to change rapidly as more fixed income trading moves onto electronic platforms. New capital restrictions on large banks are supporting this trend by forcing dealers to reduce inventories, thereby increasing the need for electronic platforms to provide liquidity to the market. This ongoing shift is generating new demand for continuous valuations of fixed income data for use in a wide range of applications such as indicative values to support price discovery and trading, as well as information to support intra-day risk management and compliance monitoring. For example, TABB Group estimates that electronic trading of U.S. corporate bonds will grow at 16% annually for the period from 2013 to 2016.

Ongoing Growth in the Size and Diversity of Financial Markets: The financial markets continue to expand in both size and scope. According to PwC, global AUM is projected to grow at a 6% CAGR from 2012 to 2020. Credit markets are also expanding. For example, U.S. bond market debt outstanding has grown every year since SIFMA began tracking it in 1980 and reached an all-time record of $39 trillion in 2014. At the same time, investors seeking greater returns are incentivizing financial institutions to innovate and develop new investment alternatives. According to PwC, alternative investment products continue to attract new interest with AUM for these products forecast to increase at an approximately 9% CAGR from 2012 to 2020. Passive investment products have also proliferated. In particular, the demand for fixed income ETFs is expected to continue with projected annual growth of approximately 15% from 2014 to 2018 according to the Boston Consulting Group (“BCG”). With our multi-asset class offerings, proprietary fixed income evaluation protocols and embedded relationships, we believe we are well-positioned to benefit from this growth in the underlying markets.

Increasing Demand for Outsourced Services by Financial Institutions: In addition to the trend toward greater market data independence due to market practice and regulatory pressure, the high costs associated with building and operating in-house market data solutions also lead financial institutions to seek more cost-efficient, outsourced alternatives from market data service providers like us. We employ proprietary methodologies, models and systems to create further value-added content including analytic items and independent evaluations for hard-to-value financial instruments, including thinly-traded fixed income securities. Our Trading Solutions segment facilitates low latency electronic trading by providing access to computer hardware and connectivity required to execute and route trades to exchanges and counterparties. Our customized, hosted web-based solutions typically combine content from third-party providers with internal information from the financial institutions to support wealth management, sales and marketing, customer client service and other activities. Our broad suite of products and services positions us well to get an increasing share of outsourcing services as our clients continue to focus on cost containment and operational efficiencies.

Competitive Strengths

We believe we have a number of competitive strengths that help us execute our business strategy and drive shareholder value, including:

Global Leader in Attractive and Growing Markets

We are a leading provider within the $26.5 billion financial market data industry. According to Burton-Taylor, as of the end of 2014, we are the fourth largest global provider in the financial market data industry with a 3.5% share of the market. Within the $3.1 billion pricing, reference and valuation data market served by our Pricing and Reference Data business, we are the second largest provider. Within the $1.4 billion real-time and trading data feed market served by our Trading Solutions business, we are the second largest provider, with a 9% share of a $1.4 billion market.

Burton-Taylor, in a report we commissioned, estimates that the overall financial market data industry will experience annual growth of 5% for the period from 2015 to 2017. Within that overall market, they project annual growth of 8% for the pricing, reference and valuation data segment for the same period. Several underlying market factors that we believe are fueling growth include: investor demand for transparency and increased regulatory requirements; growth in global AUM, which PwC estimates will grow at 6% annually for the period 2012 to 2020; growth in alternative AUM, which PwC estimates will grow at an approximately 9% CAGR from 2012 to 2020; growth in fixed income ETFs, which BCG estimates will grow at approximately 15% annually for the period 2014 to 2018; and electronic trading of U.S. corporate bonds, which TABB Group estimates will grow at 16% annually for the period 2013 to 2016.

High Quality Portfolio of Products Spanning the Entire Investment Lifecycle

We offer our clients comprehensive, high quality solutions that support the financial information value chain from price discovery in the front office, to risk management in the middle office, to asset valuations in the back office. Our broad range of products and services includes a consolidated real-time feed covering more than 450 sources, extensive reference data that spans more than 10 million securities from over 150 countries, independent evaluations on approximately 2.7 million fixed income and other hard-to-value instruments, and sophisticated analytics platforms.

Our ongoing commitment to high quality, broad coverage and responsive client service allows us to support an array of mission-critical client activities such as trading, investment decision making and regulatory compliance. For example, our evaluations and pricing services are extensively used to support NAV calculations by the U.S. mutual fund industry, which according to the Investment Company Institute had AUM of approximately $16 trillion as of December 31, 2014. Our services have been recognized through numerous awards over the years, including in the past two years: Best Reference Data Provider, Best Evaluated Prices Service Provider, Best Low Latency Data/Technology Vendor and Data and Pricing Vendor of the Year.

Differentiated Solution and Competitive Position

We believe we have developed a portfolio of highly valued products and services that provides us a differentiated competitive position. In addition to the breadth of our products and services and the industry recognized quality of our solutions, we believe several other elements contribute to our differentiated position, including our sophisticated approach to developing our products and services as well as our highly regarded customer service operation.

In terms of our approach, we benefit from almost five decades of experience in the industry. Over this time, we have created an advanced, proprietary data collection and production process. For example, our collection process leverages unstructured and disparate data from over 600 public and private sources, including hundreds of exchanges and trading venues, as well as a large global team of reference data collection professionals to create an industry leading market data repository.

After collection, our normalized data is enriched further through a sophisticated production operation. Over many years, our team of quantitative analysts has developed and evolved market-tested models, techniques and algorithms to price thinly-traded financial instruments. In addition to the sophisticated models, our approximately 200-person evaluation staff continuously assesses and integrates the observed credit information, market movements, feedback from our clients and sector news into our evaluated pricing models and applications. We believe that this human overlay is a critical element to our competitive differentiation and substantially improves the quality of our evaluated prices. We believe our evaluations team is the largest in the industry and is a competitive advantage.

Our client service is another important differentiating factor. Our products and services enable mission-critical elements of our clients’ business processes, and as a result, our ability to support our evaluations and update data in a time sensitive manner is an important selection criteria for our clients. We use advanced systems and approximately 80 dedicated customer service professionals to efficiently and quickly address large volumes of client inquiries. For example, in our Pricing and Reference Data segment we received over 63,000 customer inquiries a month during the first six months of 2015. In addition to addressing our clients needs, enhancing client confidence and deepening our relationship with our clients, we collect additional information allowing us to continually improve our data, creating additional useful inputs into our production process.

Long-Standing Relationships with a Diverse Blue-Chip Client Base

We have long-standing relationships with a broad and diverse client base of over 5,000 financial institutions globally. Our clients include a mix of buy-side and sell-side institutions, as well as other key financial markets participants, such as industry utilities, regulatory organizations and fixed income electronic trading platforms, who use our products and services across their front, middle and back offices. Through our 27 offices in 13 countries, we serve clients in over 100 countries. Within our broad and diverse client base, no single client represented more than 6% of our revenue for the year ended December 31, 2014.

Our client base encompasses many of the world’s largest financial institutions, including 49 of the top 50 global asset managers, all of the top 50 U.S. mutual funds, 48 of the top 50 U.S. banks, 33 of the top 50 global hedge funds, all of the top 15 global custodians, all of the top 10 global investment banks and all of the top 5 index providers. In addition, through our VAR relationships we maintain interfaces to approximately 600 software applications, technology solutions, outsourcing-related products and web portals.

The quality and breadth of our products and services, our continuously improving collection and production processes and our high quality customer service have helped drive continued success with our clients. This is reflected in part in our strong revenue retention. For example, annualized revenue retention rates within our Pricing and Reference Data segment have averaged 94% since 2010 and our overall client base (excluding desktops) has experienced a 92% average retention rate since 2010. We measure revenue retention as a percentage of recurring revenue using the following formula: we divide the dollar magnitude of cancellations (including revenue declines from continuing customers related to service downgrades, renegotiations, price reductions and usage declines) we received during the prior 12 months by the annualized revenue entering that same 12-month period, and then subtract this percentage from 100%. Our calculation of revenue retention excludes any revenue increases associated with price increases and service upgrades.

Highly Scalable, State-of-the-Art Technology Platform

Since 2011, we have invested over $100 million in equipment and capitalized software to develop a scalable, state-of-the-art technology platform both to support the efficient, reliable operation of existing products and to facilitate the development of new products. The platform is operational and currently more than 2.3 million fixed income securities are processed on the system. In addition, critical new services, including CEP and Apex, have been fully developed on the platform, with further new product rollouts planned for the second half of 2015.

This new technology platform, which features a single configurable data capture mechanism, a common data model across all Pricing and Reference Data products and a flexible multi-format delivery capability, is expected to provide substantial ongoing benefits, including faster product development, enhanced stability and scalability, easier client integration, improved up-selling capabilities and future cost savings.

Attractive Business Model with Highly Recurring Revenues

Our revenue is highly recurring in nature and generally tied to supporting our clients’ specific departments, functions or applications rather than individual users or terminals. Recurring revenue, which excludes any revenue derived from hardware sales, set-up and implementation fees, and one-time sales such as historical data files, has exceeded 98% of total revenue in each of the years from 2011 to 2014. We have a strong track record of uninterrupted revenue growth through various economic environments, including through the 2001 and 2008 recessions, having generated annual organic revenue growth for over 15 years. We believe our performance is a result of our stable and highly recurring revenue model, the mission-critical nature and diversity of our offerings, our relative independence from the per-seat revenue model employed by some financial market data providers, our high-value and high-quality offerings, our strong customer service and our long-standing client relationships.

Our annual capital expenditures were 9.0%, 9.0% and 7.0% of our annual revenue for the years ended December 31, 2014, 2013 and 2012, respectively. This level of capital expenditures as a percentage of revenue has exceeded preceding years, largely due to capitalized development activities related to our new technology platform. We expect capital expenditures to decrease as a percentage of revenue beginning in 2015 as our technology spending requirements decrease. During the six months ended June 30, 2015, capital expenditures were 5.8% of revenue. We believe that our working capital needs are limited, with most clients billed monthly.

Experienced Management Team with a Proven Track Record

Following the 2010 acquisition, we recruited a seasoned team of senior executives across disciplines, including executive management, sales and technology. This team has led the development of the new technology platform, executed a new product and sales strategy and optimized organizational efficiency. This is the result of the management team’s significant domain expertise and strong network of relationships with key market participants. Collectively, our senior management has more than 150 years of industry experience including prior tenure at firms such as Bloomberg L.P., Goldman, Sachs & Co., Morgan Stanley & Co. LLC, Reuters Group plc and Thomson Financial, Inc. Additionally, we have a deep bench of talented technology and analytics employees.

Business Strategy

We are focused on growing our position as a trusted leader in the financial information services market, and the following key priorities underpin our business strategy:

Continue to Develop and Promote New Products

As a result of the significant investment made in our technology platform, we are well-positioned to develop products and services that capitalize on emerging industry challenges. This allows us to address new opportunities more rapidly and cost-efficiently, positioning us to respond to a broad range of data requirements across the front, middle and back offices. Recent examples of new products based on our updated technology include CEP, which supports a range of new use cases such as pre-trade transparency and price discovery with streaming evaluations across a broad set of fixed income instruments; and Apex, a data delivery platform that allows our reference data, corporate actions and pricing data to be easily and cost-effectively consumed within a variety of client workflows.

Our new technology platform is also supporting the ongoing release of future products and services. For example, in the third quarter of 2015 we plan to launch a series of regulatory-focused products and services, including fixed income liquidity indicators; capabilities designed to assist firms with both pre- and post-trade fixed income best-execution analysis; and a service that facilitates high-quality liquid asset measurements. In addition, we are leveraging our new infrastructure to improve and expand our index services offering in order to address the growing need for custom benchmarks, portfolio maintenance and valuation services in support of ETF providers.

Increase Penetration within Our Blue-Chip Client Base

We believe that our long-standing relationships with many of the world’s leading financial institutions have enabled us to develop a clear understanding of client challenges and close integration with client workflows. We expect to deepen our client relationships through continuous innovations designed to meet the needs of the evolving financial services industry. Working in partnership with our clients, we plan to develop additional products, content, analytics, and workflow tools that can improve client efficiencies while also increasing our relevance, thus broadening our client penetration.

For example, many of our financial institution clients are being impacted by new and expanded regulations, including those designed to increase the use of independent pricing sources and the level of transparency in financial markets. We are already an important independent third-party provider of market and security pricing transparency for our clients and believe we are well-positioned to provide additional products and services in support of these requirements, both through our existing portfolio of products and services as well as through the development of new offerings tailored to meet ongoing regulatory needs.

We also expanded our Pricing and Reference Data product suite to address needs across our customers’ organizations. The front, middle and back office functions at financial institutions share a common need for reliable securities data, but the information is used for different purposes and with varying requirements for timeliness and delivery. For example, while back office users often prefer to receive pricing, corporate actions and reference data in large, end-of-day batch files, front and middle office users typically value access to dynamic information that is updated intra-day and available on a streaming or request-response basis. Fluid access to information such as reference data and intra-day evaluations can support front office investment analysis activities including relative value comparisons between similar investment options, along with middle office functions such as pre- and post-trade compliance tests and risk management assessments. Recent Pricing and Reference Data product and service innovations that have increased both the frequency of information updates and the delivery flexibility of our data—including our streaming CEP service and the flexible access capabilities found in Apex—are allowing us to extend the utility of the securities information that we offer in ways that better facilitate activities across the front, middle and back office.

Additionally, we recently introduced a number of service enhancements such as the inclusion of equity and multi-asset class capabilities within our portfolio analytics offering; the addition of collateralized loan obligation evaluations; improved charting, analytics and the option to access a third-party broker-dealer within our workstation services; and the addition of new sources of content within our real-time data services. Planned enhancements for the remainder of 2015 include: extended breadth and depth of our derivatives content, spanning both OTC and exchange listed instruments; increased coverage of European fixed income reference data and evaluations; and an expanded international footprint for our real-time feeds and managed services. We believe these enhancements will help us maintain our strong relationships with our clients and embed us more deeply in their businesses, especially as financial institutions seek to outsource more of their operations.

Expand Product and Geographic Coverage through Strategic Investments

In addition to the pursuit of new products and ongoing extensions to existing services, we have identified specific areas of investment to expand our product and geographic coverage. These areas represent large, attractive opportunities where we can gain expanded market share through incremental investments. Specific examples include:

•	expand coverage of exchange and OTC content, as well as improve delivery capabilities for our real-time market data feed services;

•	increase commodities data coverage along with enhanced mobile and web versions of our products to better address the commodities and energy space;

•	continue platform development, including the introduction of flexible, new workflow tools to further strengthen our offerings within the wealth management segment; and

•	drive international growth through increased investment in products and services outside of the United States.

Pursue Further Operational Efficiency Initiatives

We have made substantial progress in recent years toward developing and deploying a new technology platform that is enabling us to consolidate our content databases, delivery platforms and technology infrastructures. In addition to supporting product development, this platform is facilitating cost-effective collection, aggregation and distribution of content. We have also realized personnel and consulting cost savings through more efficient application development. We expect additional cost savings through offshoring of certain technical operations and data collection positions to lower cost regions; reducing hardware and software maintenance costs through both the retirement of systems and the maintenance of a more efficient infrastructure; and rightsizing of resources in application development and certain related areas.

In addition to efficiencies directly related to our new technology platform, we have identified numerous opportunities for cost reductions, including, but not limited to offshoring of selected non-technology positions to lower cost regions; renegotiating and/or downsizing facilities with excess space; reducing data center costs, both through renegotiations and relocations to more cost effective locations; and reducing non-voice telecommunication line costs through network efficiency projects.

Pursue Strategic Acquisitions

Strategic acquisitions have historically complemented our internal investment activities. We believe the investments we have made in our technology infrastructure over the past several years will now allow us to more easily pursue and integrate strategic acquisitions. As such, we intend to selectively assess complementary businesses and technology solutions that have the potential to supplement our organic growth. We intend to employ a disciplined and targeted approach to acquisitions in order to enhance our suite of products and services, expand our intellectual property portfolio, deepen relationships with existing clients, add new clients and supplement our internal product development initiatives.

Technology

Our global technology infrastructure and operations support the products and services within each segment of our business. Since 2011, we have invested over $100 million in equipment and capitalized software and substantial additional operating expenses to develop a state-of-the-art technology platform designed to: (1) create a stable, scalable platform for production of Pricing and Reference Data products; (2) facilitate development of new products; (3) improve production reliability; and (4) yield operating efficiencies and reduced costs. The new platform is operational, and currently processes more than 2.3 million fixed income securities. Development of the platform has also facilitated cost reductions through both the elimination of older, non-integrated systems and the offshoring of portions of certain functions and positions.

This technology platform, which features a single configurable data capture mechanism, a common data model across all Pricing and Reference Data products and a flexible multi-format delivery capability, is expected to generate notable additional benefits in the future, including:

•	more rapid and responsive product development;

•	improved quality and reliability;

•	enhanced ability to integrate potential acquisitions;

•	more flexibility in client implementations through well-defined and extensible application programming interfaces;

•	simplified up-selling and cross-selling enabled by the unified data model; and

•	cost savings through retiring additional legacy production systems and the ability to offshore certain additional functions.

In addition, we are also continuing to enhance our global network infrastructure and related processing capabilities. Over the past two years we have merged redundant networks into a scalable 40 gigabyte global backbone, resulting in improved processing, additional capacity and reduced costs from elimination of communications lines. Across all segments of our business, we invest in technology-oriented initiatives designed to further enhance the quality and expand the breadth of coverage in our data offerings, as well as the features and functionality of other various offerings.

Our technology infrastructure is designed to facilitate the reliable and efficient processing and delivery of data and analytics to clients worldwide. We currently operate in 48 data centers globally, including 3 facilities leased solely by us, and 45 colocation sites. We manage redundancy throughout our critical systems and technology stack through investments in uninterruptable power supplies; power generation and cooling capacity in excess of that required; diversity of communications lines and paths; diverse physical data centers; local and remote application copies, utilizing a mixture of hardware and software based replication; and, ultimately, offline backup to tape. We have a dedicated disaster recovery team that tests the integrity of failover technologies and processes annually.

We take a defense-in-depth approach to network security design, using a layered approach to security where the failure of one security system or control is not likely to lead to the compromise of network resources. We use antivirus software and prevention systems to protect firewalls, mail gateways, servers, desktops and the network infrastructure from various types of threats. We also use cryptographic tools and processes, where necessary, to protect sensitive information. As part of the vulnerability management program, we perform regular intrusive and non-intrusive vulnerability scans using leading tools against all systems connected to our computing network. In addition, we have developed a web-based security awareness program that is required of all employees.

Sales and Marketing

We primarily sell our products and services directly to clients through our global sales team, consisting of a combination of sales representatives, account managers, and data and product specialists. Our sales team possesses specialized industry and product expertise that facilitates solution development with clients and prospects. Sales professionals are organized both globally and regionally to better ensure that client requirements are met. Our businesses seek to coordinate sales, marketing and product development activities in order to address client needs, strengthen brand awareness, and promote effective lead-generation and cross-selling activities. In addition to our direct sales force, we work closely with VARs and other business partners to jointly market our services to current and prospective clients. Among our VARs and custodial bank clients, our largest client represented approximately 6% of our consolidated revenue in 2014 and all others were individually under 5% of consolidated revenue in 2014.

We contract with clients through fixed fee subscriptions (on either a multi-year, annual, quarterly or monthly basis), variable fees based on usage or a combination of fixed fee subscription and usage-based fees. In addition, some of our services generate one-time or non-recurring revenue, such as one-time purchases of historical data or installations (including product upgrades, set-up services or other related customized development, or hardware-related infrastructure implementations). The majority of our client contracts are for one-year periods and our contracts typically renew automatically unless cancelled by one of the parties.

Content Development

We develop content for our products and services through a mix of internally directed data production activities and by licensing content directly from third-party vendors. Data production activities include collecting data from public and private sources; calculating key values; normalizing data for ease of consumption; deriving value-added content from raw data sources; and integrating content from multiple sources into a unified data set. Contracts with third-party vendors that provide data, including stock exchanges, trading venues, banks, government agencies, and others, specify internal usage and distribution rights for the licensed data. We obtain data from over 600 sources, including hundreds of exchanges and trading venues.

Competition

The market for providing financial market data, analytics, and related solutions is highly competitive in each of our core products and services. Some of our established competitors have greater financial, technical, sales, marketing and support resources, and are therefore able to devote more significant resources to the research and development of new services than we can. In addition, these competitors may have diverse offerings that allow them the flexibility to price their services more aggressively. Some of our competitors also have more extensive client bases and broader client relationships than we do, including relationships with clients in their local geographies. Some of our clients also self-source financial data and news directly from brokers, exchanges and news services.

Competition within our Pricing and Reference Data segment ranges widely. It includes in-house sources, such as a firm’s trading desk, and existing information purchased or obtained for other purposes or through informal industry relationships and sources, such as broker quotes, as well as third-party information providers. Third-party providers include large, established suppliers of news and financial data and smaller, more specialized vendors. We compete with all of these solutions. The main third-party competitors with respect to our evaluated pricing and reference data offerings include large global suppliers of financial and business news and financial market data such as Bloomberg L.P., Markit Ltd., S&P Capital IQ (a division of McGraw-Hill Financial Inc.), SIX Financial Information Ltd. and Thomson Reuters Corporation. Additionally, specialized competitors in structured products, derivatives and other complex securities include J.P. Morgan Chase & Co. PricingDirect Inc., Mergent, Inc. and SuperDerivatives Inc., a subsidiary of Intercontinental Exchange, Inc. This competitive landscape also varies considerably by geography with different vendors having materially different capabilities and revenues by region. In the fixed income and equity portfolio analytics product area, our BondEdge offerings compete against various products from other financial services companies, including Barclays Capital Inc., Citigroup Inc. and Factset Research Systems Inc. Other competition unique to this product area includes the use of specialized spreadsheet applications, and financial institutions that develop their own in-house software solutions.

Competition within our Trading Solutions segment varies from large, established suppliers of news and financial data to smaller, more specialized vendors and in many cases can include the internal IT department within buy- or sell-side entities. The main competitors with offerings in both real-time feeds and hosted web applications and/or workstations include Bloomberg L.P., Morningstar, Inc., SIX Financial Information and Thomson Reuters Corporation. Additional Trading Solutions competitors in specific product areas include Activ Financial Systems Inc., CQG, Inc., GlobalView Software Inc., Fixnetix Ltd., Markit Ltd., Options Technology Ltd., Pico Quantitative Trading LLC, QuoteMedia, Inc., S&P Capital IQ’s QuantHouse Inc. business, SunGard MarketMap, Telvent DTN, LLC, VWD AG, global managed services providers, major stock exchanges and other smaller niche providers.

Geographic Areas

We conduct business in numerous countries outside of the United States. Our international businesses are subject to risks customarily encountered in international operations including fluctuations in foreign currency exchange rates, import and export controls, and other laws, policies and regulations of local governments.

During the past three fiscal years and the six months ended June 30, 2015, our revenue by geographic region was as follows:

	Year Ended December 31,			Six months ended June 30, 2015
	2014	2013	2012
		(in thousands)
Revenue:
United States	$649,986	$627,988	$593,041	$333,628
United Kingdom	85,485	81,617	88,998	38,760
All other European countries	127,123	126,455	120,740	55,469
Asia Pacific	45,334	40,587	48,908	22,612
Rest of World	31,273	28,466	28,474	17,288

Total	$939,201	$905,113	$880,161	$467,757

Long-lived assets by geographic region are as follows:

	As of December 31,			As of June 30,
	2014	2013	2012	2015
		(in thousands)
Long-lived assets:
United States	$2,515,736	$2,574,503	$2,635,406	$2,481,205
United Kingdom	533,603	587,483	598,589	528,796
All other European countries	122,619	145,025	144,182	110,004
Asia Pacific	119,051	132,526	159,960	112,518

Total	$3,291,009	$3,439,537	$3,538,137	$3,232,523

Properties

We own no real estate but lease the following principal facilities for use as corporate headquarters, sales offices and data centers:

Location	Unit/Segment*	Square Feet	Expiration Date
Bedford, MA	PRD and Corporate	103,716	September 2026	**
Boxborough, MA	PRD, Trading Solutions and Corporate	100,226	September 2018
Channel Islands, UK	PRD	2,301	December 2018
Cheltenham, UK	Trading Solutions	3,500	May 2016
Chicago, IL	PRD and Trading Solutions	17,075	September 2021
Cologne, Germany	Trading Solutions	9,182	December 2016
Dublin, Ireland	PRD	8,756	July 2023
Frankfurt, Germany	PRD and Trading Solutions	79,388	December 2019
Hayward, CA	Trading Solutions	50,298	June 2016
Hong Kong	PRD and Trading Solutions	7,898	June 2017
Lombard, IL	Trading Solutions	7,284	July 2016
London, UK	PRD and Trading Solutions	68,943	April 2025
Luxembourg	PRD	3,368	December 2015
Madrid, Spain	Trading Solutions	3,315	March 2016
Melbourne, Australia	PRD and Trading Solutions	4,828	November 2015
Melbourne, Australia	PRD and Trading Solutions	3,305	October 2015
Melbourne, Australia	PRD and Trading Solutions	9,494	October 2020
Minneapolis, MN	Trading Solutions	6,741	May 2016
New York, NY	PRD and Trading Solutions	66,986	December 2015
New York, NY	PRD and Corporate	64,529	November 2024
Paris, France	PRD and Trading Solutions	2,670	December 2017
Parsippany, NJ	Corporate	2,584	February 2016
Rome, Italy	PRD	8,396	February 2024
Santa Monica, CA	PRD	22,877	November 2017
Singapore	Trading Solutions	2,530	October 2018
Tokyo, Japan	PRD and Trading Solutions	5,978	November 2016
White Plains, NY	Trading Solutions	46,316	October 2019
Zurich, Switzerland	Trading Solutions	3,305	June 2018

*	PRD is defined as our Pricing and Reference Data reportable segment.
**	Effective January 1, 2016, the square footage under lease on the Bedford, MA property will be reduced to 81,919 square feet.

In the table above, we have excluded leased properties with less than 1,500 square feet and we have excluded our Boston leased property, which is currently under a sublease with a term expiring December 2016, and currently not used by any of our operations. We believe our facilities are in good condition, and are suitable and adequate for our current and currently planned operations. If we are unable to renew any of the leases that are due to expire in 2015, we believe that suitable replacement properties would be available on commercially reasonable terms.

Employees

We had 2,420 employees as of June 30, 2015 (consisting of 1,414 U.S.-based employees and 1,006 non-U.S.-based employees). None of our employees are represented by a labor union, although our French and German operations are subject to local laws requiring, among other things, works councils or employee delegates. A works council represented 238 employees in Germany and an elected employee delegate represented 18 employees in France as of June 30, 2015. We believe that our relationship with our employees is good.

Intellectual Property

We maintain a portfolio of intellectual property, including registered and common law trademarks, service marks and copyrights. We have rights to approximately 80 trademarks and service marks. Additionally, we have five U.S. patents issued and two U.S. patents pending. Three of our issued patents expire in 2021, one in 2026 and one in 2027. We place significant emphasis on our branding and consider our trademark and service mark portfolio to be an important part of our ongoing branding initiative. In addition, we own the copyrights to our internally developed software applications and data delivery services used in our business. License agreements, both as licensor with our clients and as licensee with suppliers of data, are important to our business.

Legal Proceedings

We are involved in litigation and are subject to claims made from time to time with a portion of the defense and/or settlement cost being covered, in some cases, by various commercial liability insurance policies and third-party indemnifications. We believe that there is no litigation pending against us that would have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows.

Regulation

PRD LLC, one of our subsidiaries, is registered with the SEC under the Investment Advisers Act. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including record-keeping, operational and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from fines and censure to termination of an investment adviser’s registration. Investment advisers also are subject to certain state securities laws and regulations. Non-compliance with the Investment Advisers Act or other federal and state securities laws and regulations, as well as other regulatory undertakings, could result in investigations, sanctions, disgorgement, fines and reputational damage. The evaluated pricing services offered by PRD LLC are regulated. None of our other businesses or subsidiaries are registered under the Investment Advisers Act.

Our Interactive Data (Australia) Pty Ltd subsidiary is licensed by the ASIC to provide certain financial services in Australia under the Corporations Act 2001. The ASIC regulates companies and financial services in Australia and is responsible for promoting investor, creditor and consumer protection. Failure to comply with applicable law and regulations could result in the cancellation, suspension or variation of our subsidiary’s license in Australia. Our services subject to the license issued by ASIC include our evaluated pricing services and certain of our desktop solutions services.

Our Interactive Data Desktop Solutions (Europe) Ltd subsidiary is registered with the FCA. Authorization by the FCA is required to conduct any financial services related business in the United Kingdom pursuant to the Financial Services and Markets Act 2000. The FCA’s rules govern a firm’s capital resources requirements, senior management arrangements, conduct of business, interaction with clients and systems and controls. Our services subject to regulation by the FCA include certain of our desktop solutions services.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our directors and executive officers as of September 30, 2015:

Name	Age	Position

Stephen C. Daffron	59	President and Chief Executive Officer

Mason Slaine	62	Chairman of the Board of Directors and Executive Chairman

Michael Bingle	43	Director

Vincent Chippari	55	Managing Director, Chief Financial Officer, Treasurer and Secretary

Cary Davis	49	Director

Sean Delehanty	37	Director

Alexander Goor	43	Managing Director and Chief Information Officer of Opco

Lori Hannay	58	Managing Director and Chief Human Resources Officer of Opco

Andrew Hausman	48	Managing Director and President of Pricing and Reference Data of Opco

Jay Nadler	50	Managing Director and Chief Operating Officer of Opco

James Neary	50	Director

Joseph Osnoss	37	Director

Tim Noble	49	Managing Director and Chief Sales and Marketing Officer of Opco

Andrew Prozes	69	Director

Chandler Reedy	35	Director

Carol Sweeney	62	Managing Director, General Counsel and Assistant Secretary

Set forth below is a brief description of the business experience of the directors and executive officers. All of our officers serve at the discretion of our Board of Directors.

Stephen C. Daffron is our President and Chief Executive Officer. Dr. Daffron joined us in that role in September 2013. From 2008 to 2013, he served as Global Head of Operations and Technology for Morgan Stanley & Co. LLC. Prior to that role he spent more than two decades on Wall Street holding senior leadership positions at Renaissance Technologies Corp., Citigroup Inc. and Goldman, Sachs & Co. Prior to his career in finance, he served as an Associate Professor at the United States Military Academy at West Point, and in various command and staff positions in the U.S. Army around the world. Dr. Daffron received a B.S. from the United States Military Academy at West Point, New York and earned an M.B.A., M.A., M.Ph., and Ph.D. from Yale University.

Mason Slaine is our Executive Chairman and the Chairman of our Board. Mr. Slaine joined us in August 2010 as executive chairman. Mr. Slaine served as President and Chief Executive Officer of us and Opco from September 2010 to September 2013. From 2006 to 2011 Mr. Slaine served as Chairman of MLM Information Services, LLC, a leading vendor of corporate tax compliance software and services, which he founded in 2005 partnership with Warburg Pincus. From 1997 to 2004, Mr. Slaine served as Chairman and CEO of Information Holdings Inc., an electronic publisher in the intellectual property and health care fields, which he founded 1996 in partnership with Warburg Pincus and which was subsequently acquired by The Thomson Corporation (now Thomson Reuters Corporation) in 2004. From 1994 to 1996, he was President and CEO of Thomson Financial, Inc. (formerly a division of Thomson Reuters Corporation) and held various positions at Thomson Financial from

1991 to 1994. From 1987 to 1991, he was Chairman and CEO of Securities Data Corporation, a leading financial market database, until its acquisition by Thomson Financial. From 1982 to 1986, Mr. Slaine was President and CEO of Investment Dealers’ Digest, Inc. until its acquisition by Extel Financial Limited (a predecessor to Interactive Data Corporation). Mr. Slaine is a director of several private companies, Progressive Business Media LLC, Scribestar Limited, Ipan GMBH and Bureau van Dijk. He was previously a principal owner and senior director of iParadigms LLC, the publisher of turnitin.com. Mr. Slaine received an A.B., magna cum laude, from Amherst College and an M.B.A. from Harvard University. Mr. Slaine brings extensive experience and insight into our business and industry to our Board of Directors.

Michael Bingle has been a director since July 2010. Mr. Bingle joined Silver Lake in 2000 and is a Managing Partner and Managing Director. He has significant private equity investing experience in the technology and financial services industries. Prior to joining Silver Lake, Mr. Bingle was a principal at Apollo Advisors, L.P., then a large-scale and diversified private equity firm. He previously worked as an investment banker in the Leveraged Finance Group of Goldman, Sachs & Co. Mr. Bingle serves on the boards of Gartner, Inc. and Virtu Financial, Inc. and is on the Annual Fund Executive Committee of Duke University’s School of Engineering. He is also a member of the Council on Foreign Relations. Mr. Bingle previously served on the boards of Ameritrade Holding Corp., Datek Online Holdings Corp., Mercury Payment Systems, LLC, Instinet, Inc., Gerson Lehrman Group, Inc. and IPC Systems, Inc. He holds a B.S.E. in Biomedical Engineering from Duke University. Mr. Bingle brings extensive experience in private equity, technology investing, large-scale mergers and acquisitions and board service to our Board of Directors.

Vincent Chippari is our Managing Director, Chief Financial Officer, Treasurer and Secretary. He has served in that role since October 2010. Prior to joining us, he served as chief financial officer of two private-equity backed technology businesses, FleetMatics Group PLC and NameMedia, Inc. He was at FleetMatics from January 2009 to October 2010 and NameMedia from August 2006 to January 2009. Before NameMedia, Mr. Chippari was employed by The Thomson Corporation (now Thomson Reuters Corporation) where he was chief strategy officer of Thomson Healthcare, responsible for corporate strategy, mergers and acquisitions and business development from May 2005 to August 2006. Previous positions Mr. Chippari held at Thomson included senior vice president and chief financial officer of Thomson Business Information from 1990 to 1996. From 1998 to 2004, he was executive vice president and chief financial officer of Information Holdings Inc., an information solutions business. Mr. Chippari began his career as an auditor at Price Waterhouse LLP. Mr. Chippari received a B.S.B.A. from Bryant University and an M.B.A. from the University of Connecticut.

Cary Davis has been a director since July 2010. Mr. Davis has been with Warburg Pincus since 1994 and is responsible for Technology, Media and Telecommunications group investments in the software and financial technology sectors. Prior to joining Warburg Pincus, he was Executive Assistant to Michael Dell at Dell Computer Corporation and a consultant at McKinsey & Company. Mr. Davis is a Director of Crowdstrike, Inc., DBRS Ltd., GT Nexus, Inc. and Source, Inc. He has been an adjunct professor at the Columbia University Graduate School of Business and is Chairman Emeritus of the Jewish Community House of Bensonhurst. Mr. Davis is also a Trustee of the American Academy in Rome. Mr. Davis received a B.A. in economics from Yale University and an M.B.A. from Harvard Business School. Mr. Davis brings valuable experience in our industry to our Board of Directors.

Sean Delehanty has been a director since July 2010. Mr. Delehanty has been with Silver Lake since 2003 and is a Director. Prior to joining Silver Lake, Mr. Delehanty worked in the Investment Banking Group at Lehman Brothers Holdings Inc., where he focused on mergers and financings in the technology industry. Mr. Delehanty graduated from Duke University with a B.S.E. in Mechanical Engineering. Mr. Delehanty brings investment and financing expertise to our Board of Directors.

Alexander Goor is Opco’s Managing Director and Chief Information Officer. He has served in that role since September 2010. From April 2005 to June 2007, he was co-Chief Executive Officer and chief information officer of Instinet, Inc. Previously, he was President of Inet ATS, Inc., Instinet Group’s electronic marketplace subsidiary established in November 2003, and also supervised the merger between Instinet, LLC and Island

Holding Company. Before joining Instinet, Mr. Goor was the chief strategy officer of Datek Online Holdings Corporation (“DOHC”). He was also President of Watcher Technologies, a DOHC technology development and licensing subsidiary catering to professional traders and before that was President of Datek Online Brokerage Services Corp., DOHC’s online brokerage subsidiary. Mr. Goor is a director of Dealogic, LLC. Mr. Goor received a B.A. from Columbia University.

Lori Hannay is Opco’s Managing Director and Chief Human Resources Officer. She has served in that role since December 2008. Ms. Hannay joined Opco from TRC Companies, Inc. an engineering, consulting and construction management company, where she most recently held the role of vice president of human resources. She also served for more than 10 years as the vice president of global human resources and vice president of worldwide human resources and corporate services with technology firms Enterasys Networks, Inc. and GenRad, Inc., respectively. Her experience also includes a decade of experience in the financial services industry as vice president and corporate secretary at First Inter-Bancorp. Ms. Hannay attended Lake Superior State College, SUNY-New Paltz and the National Graduate School of Banking at Fairfield University and attended Harvard Business School’s Advanced Management Program.

Andrew Hausman is the Managing Director and President of Opco’s Pricing and Reference Data business. He has served in that role since January 2014. He joined Opco in July of 2012, and prior to his current role, he served as the President of our BondEdge Solutions business. Previously, Mr. Hausman was an executive vice president managing the fixed income & foreign exchange business of Thomson Reuters Corporation from January 2008 to June 2012. Upon joining Reuters in October 2004 he headed the FX prime brokerage business. Mr. Hausman also spent 12 years at Bloomberg, L.P. where his responsibilities included managing the Electronic Trading businesses for Energy, Fixed Income, FX and Exchange Traded Derivatives. Before Bloomberg, Mr. Hausman was a manager at Bankers Trust Company in New York. Mr. Hausman received a B.A. in Finance and Economics from Michigan State University.

Jay Nadler is Opco’s Managing Director and Chief Operating Officer with operational responsibility for both Pricing and Reference Data and Trading Solutions. He has held that role since October 2010. Prior to joining Opco in October 2010, he was President of MLM Information Services, LLC from 2005 to 2010. Prior to MLM, Mr. Nadler was employed by Information Holdings Inc. from 2000 to 2005 where he served in a variety of corporate roles, as well as president and CEO of several of the company’s subsidiaries. Information Holdings was an information vendor in the intellectual property, science, and health care fields. From 1988 to 2000, Mr. Nadler served in various roles at Thomson Corporation (now Thomson Reuters Corporation), including president and chief executive officer of individual and multiple divisions. Mr. Nadler received a Bachelor’s degree from The Wharton School at the University of Pennsylvania.

James Neary has been a director since July 2010. Mr. Neary joined Warburg Pincus in 2000 and has served as Co-Head of the Industrial Business Services team since June 2013 and a Managing Director since 2007. He is also a member of Warburg Pincus’ Executive Management Group. From 2010 to 2013, Mr. Neary led the firm’s efforts in the technology and business services sectors in the United States. From 2004 to 2010, he was Co-Head of the Technology, Media and Telecommunications group in the United States. From 2000 to 2004, Mr. Neary led the firm’s capital markets activities. Prior to joining Warburg Pincus, he was a Managing Director at Chase Securities, Inc. Mr. Neary is the Chairman of both Endurance International Group, Inc. and CROSSMARK, Inc., and a Director of Alert Global Media Holdings, LLC, Coyote Logistics Holdings LLC, Electronic Funds Source LLC, InComm Holdings, Inc. and Sterigenics International, Inc. He was formerly a Director of Fidelity National Information Services, Inc. (formerly Metavante Technologies, Inc.). Mr. Neary also is on the Board of Trustees of the Brearley School in New York City and of Mt. Sinai Health Systems, which unites six New York-area teaching hospitals, including Beth Israel, St. Luke’s and Roosevelt Hospital. Mr. Neary received a B.A. in economics and political science from Tufts University and an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University, where he was the Eugene Lerner Finance Scholar. Mr. Neary brings extensive leadership experience and experience with late stage technology and business services companies to our Board of Directors.

Tim Noble is Opco’s Managing Director and Chief Sales and Marketing Officer. He has served in that role since August 2014. Before joining Opco, he served as managing director and later senior vice president and general manager at SAP AG from 2009 to 2014. From 2006 to 2009, Mr. Noble was senior vice president and executive officer of global sales at Gartner, Inc. Previous positions Mr. Noble held at Gartner from 1993 to 2006 include group vice president and regional vice president. From 1990 to 1993, he served as managing director of New Science Associates, Inc., which was acquired by Gartner in 1993. From 1989 to 1990, he held several senior management roles at Yourdon International Ltd. Mr. Noble received a L.L.B. from the University of Buckingham.

Joseph Osnoss has been a director since August 2010. Mr. Osnoss joined Silver Lake in 2002 and is a Managing Director. From 2010 until 2014, before returning to the U.S., he was based in Silver Lake’s London office, where he helped to oversee the firm’s activities in Europe, the Middle East and Africa. Prior to joining Silver Lake, Mr. Osnoss worked in investment banking at Goldman, Sachs & Co., where he focused on mergers and financings in technology and related industries. Mr. Osnoss is a director of Global Blue SA, Sabre Corporation and Virtu Financial LLC, and previously served on the board of Mercury Payment Systems, LLC and Instinet Incorporated. Mr. Osnoss received an A.B. in Applied Mathematics-Economics, summa cum laude, and a citation in French language from Harvard College. He is a Visiting Professor at the London School of Economics, where he participates in teaching and research activities within the Department of Finance. Mr. Osnoss brings global leadership experience to our Board of Directors.

Andrew Prozes has been a director since May 2011. Mr. Prozes currently serves as Executive Chairman of Alert Global Media Holdings, LLC (ACAMS) and Executive Chairman of Scribestar Limited. Mr. Prozes served on the board of directors of Reed Elsevier PLC and Reed Elsevier NV from 2000 until December 2010. He also served as the Chief Executive Officer of LexisNexis Group Inc. from 2000 until 2010. Prior to joining Reed Elsevier, Mr. Prozes served as Executive Vice President and Chief Operating Officer of West Group, part of the Thomson Reuters Corporation, from 1997 to 2000. Mr. Prozes is a past Chairman of The US Information Industry Association and has served on the boards of the Information Technology Association of Canada and the Canadian Newspaper Association. Mr. Prozes previously served as Senior Adviser to Warburg Pincus. He serves on the boards of TransUnion LLC, Corporate Risk Holdings LLC (f/k/a/Altegrity), Synaptive Medical, Ethoca Limited, and Asset International Inc. He also serves as a Director and Chair of the Human Resources Compensation Committee for Cott Corporation. Mr. Prozes brings extensive and varied experience in our industry to our Board of Directors.

Chandler Reedy has been a director since August 2010. Mr. Reedy has been with Warburg Pincus since 2004 and is responsible for late stage investments in the technology and business services sectors. Prior to joining Warburg Pincus, he was with UBS Investment Bank AG in the Financial Sponsors and the Mergers and Acquisitions groups. Mr. Reedy is currently a Director of Coyote Logistics, LLC, Endurance International Group, Inc. and MultiView, Inc. Mr. Reedy received an A.B. in economics, cum laude, from Harvard College. Mr. Reedy brings expertise in guiding late state technology and business services companies to our Board of Directors.

Carol Sweeney is our Managing Director, General Counsel and Assistant Secretary. She joined Opco in 2003 as Assistant General Counsel and was promoted to General Counsel in October 2010. Prior to this, Ms. Sweeney was vice president, office of general counsel at Merrill Lynch & Co., Inc. Ms. Sweeney held various other roles during her nearly 20 year career at Merrill Lynch, including senior counsel in Merrill Lynch’s corporate law department and director for their Y2K compliance program. Prior to joining Merrill Lynch, she worked in the Mayor’s Office of Economic Development in New York City and was an associate at the Proskauer Rose law firm. Ms. Sweeney received a B.A. from New York University and a J.D. from New York Law School.

Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of eight directors. Following the completion of this offering, we expect our Board of Directors to initially consist of             directors.

In accordance with our amended and restated certificate of incorporation that will be in effect upon the closing of this offering, our Board of Directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	Our class I directors will be and and their term will expire at the annual meeting of stockholders to be held in 2016.

•	Our class II directors will be and and their term will expire at the annual meeting of stockholders to be held in 2017.

•	Our class III directors will be and and their term will expire at the annual meeting of stockholders to be held in 2018.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing a change of our management or a change in control.

We and the Sponsors are party to a Shareholders Agreement (the “Shareholders Agreement”) that, among other things, contains agreements with respect to the composition of our Board of Directors. Pursuant to the Shareholders Agreement, each of our Sponsors has the right to nominate, and has nominated, three directors to serve on our Board of Directors. Messrs. Davis, Neary and Reedy were appointed to our Board of Directors by Warburg Pincus and Messrs. Bingle, Delehanty and Osnoss were appointed to our Board of Directors by Silver Lake, in each case pursuant to these rights. For more information regarding the rights of the Sponsors to nominate directors and other related arrangements, see “Certain Relationships and Related Party Transactions—Shareholders Agreement.” Because of these requirements we do not currently have a policy or procedures with respect to shareholder recommendations for nominees to our Board of Directors.

The terms of Mr. Slaine’s employment agreement with us require that Mr. Slaine be appointed to serve as one of our directors.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. Once appointed, directors serve until they resign or are terminated by the stockholders.

Role of Board of Directors in Risk Oversight

The Board of Directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting by the Audit Committee. The Audit Committee represents the Board of Directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, and internal audit functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for the Board of Directors all areas of risk and the appropriate mitigating factors. In addition, our Board of Directors receives periodic detailed operating performance reviews from management.

Controlled Company Exception

After the completion of this offering, the Sponsors will continue to beneficially own more than 50% of our common stock and voting power. As a result, (a) under certain provisions of our amended and restated bylaws that will be in effect upon the closing of this offering, the Sponsors will be entitled to nominate at least a majority of the total number of directors comprising our Board of Directors and (b) we will be a “controlled company” as that term is set forth in [Rule 5615 of the Nasdaq Stock Market Rules][Section 303A of the NYSE Listed Company Manual]. Under [Nasdaq][the NYSE] corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the Board of Directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, following this offering, we will not have a majority of independent directors on our Board of Directors; and we will not have a nominating and corporate governance committee or a compensation committee that is composed entirely of independent directors. Also, such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of [Nasdaq][the NYSE] corporate governance requirements. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in [Nasdaq][the NYSE] corporate governance rules.

Committees of the Board of Directors

After the completion of this offering, the standing committees of our Board of Directors will consist of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Shareholders Agreement provides that each Sponsor has the right to have at least one director nominated by such Sponsor appointed to each committee of our Board of Directors (subject to applicable SEC and [Nasdaq][NYSE] governance rules).

Our President and Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the Audit, the Compensation and the Nominating and Corporate Governance Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The director of internal audit will report functionally and administratively to our chief financial officer and directly to the Audit Committee. We believe that the leadership structure of our Board of Directors provides appropriate risk oversight of our activities given the controlling interests held by the Sponsors.

Audit Committee

The members of our current Audit Committee are Sean Delehanty and Chandler Reedy. Upon the completion of this offering, we expect to have an Audit Committee, consisting of             ,             and             .             and qualify as independent directors under [Nasdaq][the NYSE] corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Our Board of Directors has determined that             qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board of Directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Our Board of Directors will adopt a written charter for the Audit Committee, which will be available on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

Compensation decisions are made by our Board of Directors. None of our executive officers has served as a member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a member of our Board of Directors.

            and             are managing directors of the Sponsors. After completion of this offering, the Sponsors will own approximately     % of the total voting power of our common stock, or approximately     % if the underwriters exercise in full their option to purchase additional shares, and are entitled to designate members of our Board of Directors.

Compensation Committee

Upon the completion of this offering, we expect to have a Compensation Committee, consisting of             , and             .

The purpose of the Compensation Committee will be to assist our Board of Directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board of Directors will adopt a written charter for the Compensation Committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Upon the completion of this offering, we expect to have a Nominating and Corporate Governance Committee, consisting of             ,             and             . The purpose of our Nominating and Corporate Governance Committee will be to assist our Board of Directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board members, consistent with criteria approved by the Board of Directors; (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the Board of Directors select, the director nominees for the next annual meeting of stockholders; (3) identifying board members qualified to fill vacancies on any Board of Directors committee and recommending that the Board of Directors appoint the identified member or members to the applicable committee; (4) reviewing and recommending to the Board of Directors corporate governance principles applicable to us; (5) overseeing the evaluation of the Board of Directors and management; and (6) handling such other matters that are specifically delegated to the committee by the Board of Directors from time to time.

Our Board of Directors will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our website upon completion of this offering.

Director Independence

Pursuant to the corporate governance listing standards of [Nasdaq][the NYSE] a director employed by us cannot be deemed to be an “independent director,” and each other director will qualify as “independent” only if our Board of Directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Our Board of Directors is expected to affirmatively determine prior to this offering which members are “independent” in accordance with [Nasdaq][NYSE] rules.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) applicable to all employees, executive officers and directors that addresses legal and ethical issues that may be encountered in carrying out their duties and responsibilities, including the requirement to report any conduct they believe to be a violation of the Code of Ethics. The Code of Ethics will be available on the Corporate Governance page of our website, www.interactivedata.com. The information available on or through our website is not part of this prospectus. If we ever were to amend or waive any provision of our Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy our disclosure obligations with respect to any such waiver or amendment by posting such information on our internet website set forth above rather than by filing a Form 8-K.

EXECUTIVE COMPENSATION

Named Executive Officers

Our “named executive officers” for the 2014 fiscal year, which consist of our Chief Executive Officer and our two most highly-compensated executive officers other than our Chief Executive Officer, are:

•	Stephen C. Daffron, President and Chief Executive Officer;

•	Andrew Hausman, Managing Director and President of Pricing and Reference Data of Opco; and

•	Tim Noble, Managing Director and Chief Sales and Marketing Officer of Opco.

Summary Compensation Table

The following table shows compensation of our named executive officers for the fiscal years ended December 31, 2014.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)		Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Stephen C. Daffron	2014	600,000		414,000		—	—	55,542	(3)	1,069,542
President and Chief Executive Officer

Andrew Hausman	2014	425,000		426,066		606,250	—	11,700	(4)	1,469,016
Managing Director and President, Pricing and Reference Data of Opco

Tim Noble(5)	2014	139,919	(6)(7)	204,673	(7)	727,500	—	72,469	(8)	1,144,561
Managing Director and Chief Sales and Marketing Officer of Opco

(1)	Amounts reported represent discretionary annual cash bonuses that were earned pursuant to our Corporate Bonus Plan (defined below). See “Narrative Disclosure to Summary Compensation Table—Annual Bonus.” For Mr. Noble, the amount reported includes a guaranteed prorated annual bonus at not less than target for 2014.
(2)	Amounts reported represent the aggregate grant date fair value of time-based options and performance-based options granted to the named executive officers in 2014, calculated in accordance with FASB ASC Topic 718. For information on the valuation assumptions with respect to the options granted in 2014, refer to Note 8 in “Stock Based Compensation” in to our consolidated financial statements included elsewhere in this prospectus.

Performance-based options are valued at the grant date based upon the probable outcome of the performance condition calculated in accordance with FASB ASC Topic 718. The grant date fair values of the performance-based options granted in 2014 are as follows: A. Hausman—$1.98, and T. Noble—$1.71. The maximum values of these performance-based options at the grant date assuming that the highest level of performance conditions are attained are as follows: A. Hausman—$5.13, and T. Noble —$4.86.

(3)	Amounts reported include $43,842 in below market interest benefit on an outstanding loan owed to us as described in “Certain Relationships and Related Transactions—Employment Agreements and Employee Stock Purchases” and $11,700 in employer contributions to the account of Dr. Daffron under Opco’s 401(k) plan.
(4)	Amount reported represents employer contributions to the account of Mr. Hausman under Opco’s 401(k) plan.
(5)	Mr. Noble commenced employment as Managing Director and Chief Sales and Marketing Officer of Opco, on August 10, 2014.

(6)	Amount reported reflects the portion of Mr. Noble’s annual base salary earned for the period from August 10, 2014 through December 31, 2014.
(7)	Mr. Noble’s salary and bonus amounts were paid in British pounds sterling. Such amounts have been converted into U.S. dollars based on an exchange rate of £1 = $1.64756 which was the average exchange rate for the year ending December 31, 2014.
(8)	Amount reported includes $42,595 in airfare costs related to travel between New York City and London, $14,624 in costs related to accommodations provided to Mr. Noble by us in New York City, $10,361 of employer contributions under Opco’s defined contribution pension plan in the United Kingdom and $4,889 for an automobile allowance. Amounts related to the defined benefit plan and automobile allowance were paid in British pounds sterling. Such amounts have been converted into U.S. dollars based on an exchange rate of £1 = $1.64756 which was the average exchange rate for the year ending December 31, 2014.

Narrative Disclosure to Summary Compensation Table

Employment agreements

Stephen C. Daffron

Opco entered into an employment agreement with Dr. Daffron, effective as of September 20, 2013, pursuant to which Dr. Daffron serves as our President and Chief Executive Officer. The employment agreement does not have a specified term of employment and can be terminated by either party at any time. Pursuant to the employment agreement, Dr. Daffron is entitled to receive an annual base salary of no less than $600,000 and has a target annual bonus opportunity equal to 100% of his base salary subject to the terms and conditions of the Corporate Bonus Plan (as defined below).

Andrew Hausman

Opco entered into an employment offer letter with Mr. Hausman, effective as of May 21, 2012, as amended on December 20, 2013, pursuant to which Mr. Hausman serves as Managing Director and President, Pricing and Reference Data of Opco. Pursuant to the letter, Mr. Hausman’s employment is at-will. The letter provides for Mr. Hausman’s annual base salary of $425,000 and his target annual bonus opportunity of 70% of his base salary. In addition, pursuant to the letter, Mr. Hausman was eligible to receive a one-time performance-based bonus payment subject to the achievement of an EBITDA target for 2014 in respect of a business unit of Opco, which was not achieved and for which no payment was made. In connection with his appointment as President, Pricing and Reference Data, effective January 10, 2014, Mr. Hausman received an equity grant of 138,888 stock options under the 2010 Incentive Plan (as described below) under the letter.

Tim Noble

Opco entered into an employment contract with Mr. Noble, effective as of July 25, 2014, pursuant to which Mr. Noble serves as Managing Director and Chief Sales and Marketing Officer of Opco. Pursuant to the employment contract, Mr. Noble is entitled to receive an annual base salary of £279,500, has a target annual bonus opportunity equal to 100% of his base salary, and receives an annual automobile allowance of £10,020. The employment contract provided Mr. Noble with a guaranteed payment of his prorated target bonus for 2014 (based on the number of days worked by Mr. Noble in 2014). Under the terms of the employment contract, Mr. Noble received an initial equity grant of 166,666 stock options under the 2010 Incentive Plan (as described below) and is guaranteed an additional grant of 55,555 stock options when we achieve an annualized growth rate of 6%.

Annual Bonus

All of the named executive officers participated in the Opco 2014 Corporate Bonus Plan (the “Corporate Bonus Plan”). The Corporate Bonus Plan provides for an annual cash incentive opportunity for participants equal to a specified percentage of base salary. For 2014, the target bonus potential for each named executive officer was as follows: 100% of base salary for Dr. Daffron, 70% of base salary for Mr. Hausman and 100% of base salary for Mr. Noble (prorated based on the number of days worked by Mr. Noble in 2014). Pursuant to his employment contract, Mr. Noble was entitled to a guaranteed payment of his prorated target bonus for 2014. For the other named executive officers, the target bonus potential was not guaranteed.

The Corporate Bonus Plan specified two financial performance measures based on our achievement of adjusted revenue and adjusted EBITDA targets, weighted at 33% and 67%, respectively, which were considered by our Compensation Committee in determining the aggregate bonus pool funding level under the Corporate Bonus Plan. The funding level of the corporate bonus pool is determined at the sole discretion of the Compensation Committee. When making the bonus pool funding level determination, in addition to consideration of actual performance against the two financial performance targets, the Compensation Committee considers Dr. Daffron’s recommendations on funding in his capacity as President and Chief Executive Officer as well as the recommendation of Mr. Slaine in his capacity as Executive Chairman, including their overall subjective assessments of our performance and the performance of the executive team as a whole. The Compensation Committee also considers other factors that it deems relevant in its business judgment.

For 2014, we did not meet our quantitative financial performance target for adjusted revenue and did not achieve the target for adjusted EBITDA. Accordingly, the minimum funding of the Corporate Bonus Plan for 2014 based on quantitative financial measures was zero. However, in consideration of us having achieved 97% of the adjusted revenue target and 98% of the adjusted EBITDA target, together with the achievement of a number of other non-financial objectives, our Compensation Committee exercised its discretion under the Corporate Bonus Plan to fund the bonus pool for eligible employees at a level equal to approximately 70% of the funding that would have occurred had such targets been met.

Subject to the funding level of the Corporate Bonus Plan, the actual bonus awarded to any individual under the Corporate Bonus Plan was determined in the sole discretion of the Compensation Committee. Because of the discretionary nature of the Corporate Bonus Plan, any named executive officer had the potential to earn more or less than his target bonus opportunity. The exercise of discretion by the Compensation Committee in any given case is based on assessment of the named executive officer’s performance against individual performance goals communicated to the executive from time to time, performance relative to the group of executive officers, important contributions made during the year and other factors the decision makers deem relevant in their business judgment.

Our Compensation Committee determined to pay Messrs. Daffron, Hausman and Noble discretionary annual bonuses in the amount of $414,000 (69.0% of his base salary), $426,066 (100.3% of his base salary), and $204,673 (146.3% of his base salary as prorated based on the number of days worked by Mr. Noble in 2014, which exceeded his guaranteed prorated target bonus of $139,919 for 2014), respectively.

Equity Compensation

We maintain the 2010 Incentive Plan, the terms of which are described below under “Equity Incentive Plans—2010 Incentive Plan.” All stock option grants made under the 2010 Incentive Plan are intended to provide our named executive officers with a vested interest in our success and to align their interests with those of our stockholders. The stock options generally vest partially based on continued service during a fixed period of time (the “time-based options”) and partially based on the achievement of certain net return thresholds by our primary stockholders upon the occurrence of one or more “liquidity events” (the “performance-based options”) pursuant to the terms of the applicable option agreement, as summarized below:

•	The time-based options typically vest and become exercisable over a five-year period, subject to the executive’s continued employment through the applicable vesting date, with respect to 20% on the first anniversary of the vesting commencement date, and the remaining 80% in substantially equal monthly installments during the 48 months thereafter. Notwithstanding the foregoing, if a change in control (as defined below) occurs and the executive’s employment is terminated without cause (as defined below) within the one-year period following such change in control, then all time-based options that had not previously vested prior to the date of termination will vest in full.

•

The performance-based options typically vest and become exercisable upon the occurrence of certain liquidity events, subject to the executive’s continued employment through the applicable vesting date, and based on the return on invested capital received by our private equity sponsors in connection with such event. Notwithstanding the foregoing, if a change in control occurs which does not constitute a liquidity event and the executive’s employment is terminated without cause within the one-year period following such change in control, then a liquidity event will be deemed to occur upon such termination and the performance-based options will vest based on the return on invested capital received by our private equity sponsors in connection with such event, pursuant to the terms of the applicable option agreement.

Our Board believes that these vesting conditions properly motivate management to maximize the return received by our primary stockholders and also will serve as a means of retaining key management talent. Each of our named executive officers was given an initial stock option grant under the 2010 Incentive Plan at his time of hire. The initial grants were set at levels that were designed to appropriately motivate our named executive officers to achieve a liquidity event for our stockholders (such as this offering). However, given that their holdings have remained illiquid until the occurrence of such a liquidity event, from time to time and prior to the effective date of this offering, our Board has reviewed the outstanding existing equity grants held by the named executive officers for the purpose of assessing if an executive’s current grant size continues to be appropriate based on changes to the named executives duties and responsibilities, changes to the competitive market for similar executive talent, or internal pay equity considerations among the named executive officers and other key members of management. Following the offering, our Compensation Committee expects that equity grants will be awarded on an annual basis.

In 2014, our Compensation Committee granted stock options to our named executive officers as follows: Mr. Noble was granted 166,666 stock options, including 83,333 time-based options and 83,333 performance-based options, in connection with his hire. Mr. Hausman was granted 138,888 stock options, including 69,444 time-based options and 69,444 performance-based options, in connection with his appointment as President of Pricing and Reference Data.

Pursuant to the 2010 Incentive Plan, our named executive officers may, at our Compensation Committee’s discretion, be subject to clawback provisions with respect to their stock option grants in the event that they engage in certain competitive activities during their employment or within six months following a termination of employment.

For purposes of the 2010 Incentive Plan, the following definitions apply:

•	“Cause” has the meaning set forth in any employment agreement between the participant and Holdings or any of its subsidiaries or, in the absence of any such agreement, such term shall mean (i) the participant’s conviction of or indictment for any crime (whether or not involving Holdings and its subsidiaries) (A) constituting a felony or (B) that has, or could reasonably be expected to result in, an adverse impact on the performance of the participant’s duties to Holdings or its subsidiaries, or otherwise has, or could reasonably be expected to result in, an adverse impact to the business or reputation of Holdings or any of its subsidiaries; (ii) the participant’s conduct, in connection with his employment or service, that has, or could reasonably be expected to result in, material injury to the business or reputation of Holdings or any of its subsidiaries; (iii) any material violation of the policies of Holdings or its subsidiaries by the participant; or (iv) the participant’s willful neglect in the performance of the participant’s duties for Holdings or its subsidiaries or willful or repeated failure or refusal to perform such duties; provided, that if, subsequent to the participant’s voluntary termination of employment for any reason or involuntary termination by Holdings without cause, it is discovered that the participant’s employment could have been terminated for cause, such participant’s employment shall be deemed to have been terminated for cause for all purposes under the 2010 Incentive Plan.

•

“Change in control” means (i) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of Holdings to a third party (other than our private equity sponsors or their affiliates), (ii) the direct or indirect acquisition by a third party of beneficial ownership of more than 50% of the total voting power of the voting stock of Holdings, including by way of merger, consolidation, or otherwise (other than an offering of common equity to the general public through a registration statement filed with the Securities and Exchange Commission), and (iii) following any initial public offering, individuals who, immediately following the initial public offering, constituted the Board (together with any new directors whose election by the Board or whose nomination for election by the shareholders of Holdings was approved by a vote of a majority of the directors then still in office who were either directors immediately following the initial public offering or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office.

The 2010 Incentive Plan will be terminated upon completion of this offering and no further awards will be granted thereunder, provided, that the 2010 Incentive Plan will continue to govern outstanding awards granted prior to its termination. On and after the completion of this offering our employees and executive officers will be eligible to receive equity awards pursuant to the 2015 Incentive Plan, as described below.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth summary information regarding the outstanding equity awards held by our named executive officers as of December 31, 2014.

			Option Awards(1)
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)(2)	Option Expiration Date
Stephen C. Daffron	9/23/2013	(3)	185,185	555,555	10.44	9/23/2023
	9/23/2013	(4)(5)	—	1,481,481	8.73	9/23/2023

Tim Noble	9/23/2014	(6)	—	166,666	10.98	9/23/2024

Andrew Hausman	10/1/2012	(3)	13,425	14,351	10.71	10/1/2022
	10/1/2012	(4)(5)(7)	—	27,777	6.21	10/1/2022
	2/20/2014	(3)	—	69,444	12.06	2/20/2024
	2/20/2014	(4)(5)	—	69,444	10.35	2/20/2024

(1)	The securities underlying each option award are shares of our common stock, par value $0.01 per share.
(2)	The exercise prices of our stock options were set at the fair market value of a share of our common stock at the time of the grant, with fair market values determined by the Board in good faith, based on all available facts and circumstances, including the price paid by our primary shareholders for each share of our common stock in connection with the acquisition of Opco by the Sponsors.
(3)	These time-based options vest over five years based on continued service with Holdings.
(4)	These performance-based options vest based on both continued service through, and the return on invested capital received by our private equity sponsors upon the occurrence of certain “liquidity events” as set forth in the applicable option agreement.
(5)	In connection with the cash dividend declared by our Board on May 2, 2014, the options then-held by Messrs. Daffron and Hausman were equitably adjusted by (i) reducing the per share exercise price of each performance-based option by $1.71, and (ii) providing each of the executives with a cash payment of $1.71 per share (the aggregate amount of the extraordinary cash dividend that the executive would have received had such executive exercised all time-based options with respect to all of the underlying shares (whether vested or unvested) immediately prior to the extraordinary dividend record date) in lieu of a reduction in the per share exercise price of each time-based option. The portion of the cash payment attributable to vested time-based options was paid following the extraordinary dividend record date, and the executive shall vest in the remaining portions of the cash payment on each subsequent vesting date for the underlying options, in each case, in an amount equal to the portion of the cash payment attributable to the time-based options that vest on such vesting date, subject to such executive’s continued employment with Holdings on each such date.
(6)	One-half of these options are time-based options that vest over 5 years based on continued service with Holdings, and one-half of these options are performance-based options that vest based on both continued service through, and the return on invested capital received by our private equity sponsors upon the occurrence of certain “liquidity events” set forth in the applicable option agreement.

(7)	In connection with the extraordinary cash dividend declared by our Board on December 18, 2012, the options then-held by Mr. Hausman were equitably adjusted by (i) reducing the per share exercise price of each performance-based option by $2.78, and (ii) providing him with a cash payment of $2.78 per share (the aggregate amount of the extraordinary cash dividend that he would have received had he exercised all time-based options with respect to all of the underlying shares (whether vested or unvested) immediately prior to the extraordinary dividend record date) in lieu of a reduction in the per share exercise price of each time-based option. The portion of the cash payment attributable to vested time-based options was paid following the extraordinary dividend record date, and Mr. Hausman shall vest in the remaining portions of the cash payment on each subsequent vesting date for the underlying options, in each case, in an amount equal to the portion of the cash payment attributable to the time-based options that vest on such vesting date, subject to his continued employment with Holdings on each such date.

Additional Narrative Disclosure

Potential Payments upon a Termination or Change of Control

Dr. Daffron

Under the terms of his employment agreement, if Dr. Daffron’s employment is terminated by Opco without “cause” or by him for “good reason” (each as defined below), he will be entitled to receive, subject to his execution of a general release in favor of Opco and its affiliates and continued compliance with the terms of his confidentiality and non-interference agreement, (i) continuation of base salary for 12 months following the date of termination, (ii) a pro rata bonus for the year of termination, assuming that the performance targets for such year are met, (iii) any unpaid bonus from a previous completed fiscal year, and (iv) reimbursement of COBRA premiums for up to 12 months. If Dr. Daffron’s employment is terminated on account of death or disability, he will, subject to his (or his estate’s) execution of a general release in favor of Opco and its affiliates, be entitled to any unpaid bonus for the completed fiscal year that has ended prior to the date of termination, and a pro rata bonus for the year of termination, based on the achievement of target performance for such year.

For purposes of Dr. Daffron’s employment agreement, the following definitions apply:

•	“Cause” means (i) his willful or intentional failure (except where due to a disability), neglect, or refusal to perform in any material respect his duties and responsibilities of his position, (ii) any willful or intentional act of him that has the effect of injuring the business of any member of Opco and its affiliates in any material respect, (iii) his conviction of, or plea of guilty or no contest to, a felony, (iv) the commission by him of an act of fraud or embezzlement against Opco or its affiliates, or (v) his material breach of the agreement or breach of his confidentiality and non-interference agreement.

•	“Good reason” means without Dr. Daffron’s consent, (i) a material diminution in his title, duties, or responsibilities as President and Chief Executive Officer of Opco, (ii) the failure of Opco to pay his base salary or annual bonus to the extent it is obligated to so under the agreement, (iii) the failure by Opco to allow him to participate in the employee benefit plans generally available from time to time to senior executives of Opco, (iv) Opco requiring his principal place of employment be at an office more than 40 miles from its current location on Church Street in New York, New York; provided that he will be required to travel in the course of performing his duties and that such required travel will not constitute “good reason” under the agreement, (v) any other material breach of a provision of the agreement by Opco (other than a provision that is covered by clause (i), (ii), (iii) or (iv) above), or (vi) failure of any successor to all or substantially all of the business and/or assets of Opco to assume the agreement.

Mr. Hausman

Under the terms of his employment offer letter, if Mr. Hausman’s employment with Opco is terminated for reasons other than poor performance or cause, he will be eligible for no less than 28 weeks of severance, subject to his execution of a general release in favor of Opco and its affiliates, in accordance with the terms of the Opco Severance Plan for U.S. Employees.

The Opco Severance Plan for U.S. Employees provides eligible employees, including Mr. Hausman, with certain severance pay and benefits upon an involuntary termination of employment as determined by Opco in its sole discretion, subject to the participant’s execution of a general release in favor of Opco and its affiliates. The severance benefits under the plan include (i) severance pay of 2 weeks of salary per year of service, subject to a maximum of 52 weeks, payable in a single lump-sum, (ii) continued group health coverage under COBRA, with Opco paying a portion of the COBRA premiums based on the premiums paid by Opco on behalf of its active employees for the severance period, and (iii) such other severance benefits, if any, as may be determined by Opco in its sole discretion.

Mr. Noble

Under the terms of his employment contract, Mr. Noble is entitled to a 6-month notice period or payment in lieu thereof upon a termination of employment by either Opco or Mr. Noble. However, Opco may terminate Mr. Noble’s employment immediately without notice if he is found to have committed any gross misconduct or is in any serious breach of his employment contract, which may include serious neglect, negligence in the performance of his duties or his behaving in a manner that is likely to bring Opco into disrepute.

Restrictive Covenants

Each of Messrs. Daffron and Hausman has entered into a confidentiality and non-interference agreement with Holdings. Under those agreements, the named executive officers are subject to restrictions on competition and interference during their employment with Holdings and for a period of between 12 and 24 months thereafter. The agreements also contain standard confidentiality, invention assignment and non-disparagement covenants.

Pursuant to his employment contract, Mr. Noble is subject to non-competition and non-solicitation covenants during his employment and for a period of 26 weeks and 12 weeks, respectively, thereafter. Mr. Noble’s employment contract also contains standard confidentiality and invention assignment covenants.

Equity Incentive Plan Awards

For a description of the accelerated vesting provisions with respect to the outstanding options held by our named executive officers, see “Narrative Disclosure to Summary Compensation Table-Equity Compensation” above.

Retirement Benefits

All of our U.S.-based employees, including Messrs. Daffron and Hausman, are eligible to participate in Opco’s 401(k) plan which permits employees to make contributions of a specified percentage of their compensation, subject to the limitations imposed by Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). Subject to such limitations, Opco provides a matching contribution of up to 4.5% of the employee’s eligible pay if the employee contributes at least 6.0% of his or her eligible pay. In addition, the plan permits Opco to make additional discretionary company matching contributions to eligible participants. Opco did not make a discretionary company matching contribution in 2014. Matching contributions vest ratably on an annual basis over three years.

All of our employees based in the United Kingdom, including Mr. Noble, are eligible to participate in Opco’s United Kingdom Pension Plan which is a defined contribution plan that matches employee contributions depending on hire date and age band up to a maximum amount.

Our named executive officers are not eligible to participate in any other pension, deferred compensation or supplemental executive retirement plans.

Equity Incentive Plans

2010 Incentive Plan

On August 4, 2010, we adopted the 2010 Incentive Plan. The 2010 Incentive Plan will be terminated upon completion of this offering and no further awards will be granted thereunder. Upon completion of this offering, the 2010 Incentive Plan will continue to govern outstanding awards granted prior to its termination.

The principal features of the 2010 Incentive Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2010 Incentive Plan, which is filed as an exhibit hereto.

Purpose. The purpose of the 2010 Incentive Plan is to assist us in attracting, retaining, motivating, and rewarding certain key employees, officers, directors, and consultants of Holdings and its subsidiaries, and promoting the creation of long-term value for our stockholders by closely aligning the interests of such individuals with those of such stockholders.

Administration. The 2010 Incentive Plan is administered by the Compensation Committee of our Board appointed pursuant to the 2010 Incentive Plan or our Board (such committee or the Board, as applicable, the “2010 Plan Committee”). The 2010 Plan Committee is authorized to, among other things, select eligible persons to become participants; grant awards; determine the type, number of shares of stock subject to, and other terms and conditions of, and all other matters relating to, awards; prescribe award agreements and rules and regulations for the administration of the 2010 Incentive Plan; construe and interpret the 2010 Incentive Plan and award agreements and correct defects, supply omissions, and reconcile inconsistencies therein; suspend the right to exercise awards during any period that the 2010 Plan Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an award by an equivalent period of time; and make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the 2010 Incentive Plan.

Share Reserve. The 2010 Incentive Plan provides that the total number of shares of common stock reserved and available for delivery in connection with awards under the 2010 Incentive Plan is 18,155,208, subject to the adjustment provisions in the 2010 Incentive Plan as described further below. To the extent that an award expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the participant of the full number of shares to which the award related, the undelivered shares will again be available for grant. Shares withheld in payment of the exercise price or taxes relating to an award and shares equal to the number surrendered in payment of any exercise price or taxes relating to an award shall be deemed to constitute shares not delivered to the participant and shall be deemed to again be available for awards under the 2010 Incentive Plan.

Eligibility. Prior to the effective date of this offering, awards were only granted to employees, directors or other service providers of Holdings or any of its subsidiaries.

Options. Prior to the effective date of this offering, the 2010 Plan Committee determined the terms and conditions of options to purchase shares of common stock that were granted to participants. The 2010 Plan Committee also determined the exercise price for each option, except that the option must have had a per share exercise price that was not less than the fair market value of a share on the date the option was granted.

Payment in respect of the exercise of an option may be made in a manner approved by the 2010 Plan Committee, which may include any of the following payment methods: (i) in cash or by certified or bank cashier’s check, (ii) by a net exercise method, pursuant to which the participant would receive the number of shares underlying the options so exercised reduced by the number of shares equal to the aggregate exercise price of the options divided by the fair market value on the date of exercise, (iii) by delivery of shares having a fair market value equal to the exercise price, or (iv) by any other means approved by the 2010 Plan Committee.

Restricted Stock. Prior to the effective date of this offering, the 2010 Plan Committee determined the terms and conditions of any restricted stock granted to participants, including, without limitation, the restrictions on transferability, limitations on the right to vote restricted stock or the right to receive dividends on the restricted stock.

Other Stock-Based Awards. Prior to the effective date of this offering, the 2010 Plan Committee could grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, our common stock. The 2010 Plan Committee determined the terms and conditions applicable to any such awards.

Adjustments upon Certain Events. In the event of changes in the outstanding common stock or in the capital structure of Holdings by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization (including a corporate event as described below), any extraordinary dividend or any change in applicable laws or circumstances that could result in any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the 2010 Incentive Plan, as determined by the 2010 Plan Committee, (i) the aggregate number of shares that may be granted or purchased pursuant to awards, (ii) the number of shares covered by each outstanding award, and/or (iii) the price per share thereof in each such award shall be equitably and proportionally adjusted or substituted, as determined by the Committee (except as may otherwise be provided in an award agreement).

Effect of Change in Control or Other Corporate Event. In the event of a change in control (as defined in the 2010 Incentive Plan, see “Narrative Disclosure to Summary Compensation Table—Equity Compensation” above), a merger or consolidation involving Holdings in which Holdings is the surviving corporation but the holders of shares receive cash, securities of another corporation and/or other property or is not the surviving corporation, or a reorganization or liquidation of Holdings, the Committee may, in its discretion, provide for any one or more of the following (except as may otherwise be provided in an award agreement): (i) the assumption or substitution of such awards; (ii) accelerated vesting of any awards; (iii) the cancellation of any awards, in which case participants who hold vested awards so cancelled will receive a payment in respect of cancellation of their awards based on the amount of the per-share consideration being paid for the stock in connection with such corporate event (less, in the case of options and other awards subject to exercise, the applicable exercise price); or (iv) the replacement of awards with a cash incentive program that preserves the value of the awards so replaced with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the awards so replaced, and payment to be made within 30 days of the applicable vesting date, subject to compliance with Section 409A of the Code.

Nontransferability of Awards. Awards under the 2010 Incentive Plan are generally not transferable by a participant except by will or by the laws of descent and distribution. However, shares and options may be transferred to certain trusts or other entities related to a participant or, upon the death of a participant, to the participant’s heirs, executors, administrators or personal representatives, pursuant to such terms and conditions set forth in the 2010 Incentive Plan.

Amendment and Termination. Our Board may amend, suspend or terminate the 2010 Incentive Plan at any time, but no amendment, suspension or termination will be made (i) without stockholder approval to the extent such approval is required by applicable law, including the national securities exchange on which the stock is principally listed, or (ii) without the written consent of a participant, if such action would impair any rights of the participant under any award granted to such participant under the 2010 Incentive Plan. No amendment to the terms of an award may impair the rights of a participant under such award without the written consent of such participant, except that the 2010 Plan Committee may amend the terms of any award as it deems necessary to bring the award into compliance with Section 409A of the Code.

Claw-back Provisions. The 2010 Plan Committee may, in its sole discretion, provide that a participant’s rights, payments and benefits with respect to an award will be subject to forfeiture or recoupment if the participant engages in certain competitive activities during employment with Holdings or within six months following a termination of employment for any reason pursuant to the conditions set forth in the 2010 Incentive Plan.

Plan Duration. No award may be granted under the 2010 Incentive Plan after the tenth anniversary of the effective date (August 4, 2020), but awards theretofore granted may extend beyond that date.

2015 Stock Incentive Plan

Prior to the completion of this offering, our Board expects to adopt, and our stockholders expect to approve, the 2015 Incentive Plan, which will replace the 2010 Incentive Plan (provided that awards outstanding under the 2010 Incentive Plan will continue to be subject to the terms of the 2010 Incentive Plan).

The principal features of the 2015 Incentive Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2015 Incentive Plan, which is filed as an exhibit hereto.

Purpose. The purpose of the 2015 Incentive Plan is to attract and retain key personnel and to provide a means for our current and prospective directors, officers, employees, consultants and advisors to acquire and maintain an equity interest in us, or be paid incentive compensation, which may (but need not) be measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders. The 2015 Incentive Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

Administration. The 2015 Incentive Plan will be administered by the compensation committee of our Board, a sub-committee or other committee of our Board as may be appointed pursuant to the 2015 Incentive Plan or our Board (as applicable, the “2015 Plan Committee”). The 2015 Plan Committee has the sole and plenary authority to establish the terms and conditions of any award and any amendments thereto consistent with the provisions of the 2015 Incentive Plan. The 2015 Plan Committee is authorized to, among other things, designate participants; determine the time or times at which awards may be exercised and whether and under what circumstances an award may be exercised; interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2015 Incentive Plan and any instrument or agreement relating to, or any award granted under, the 2015 Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the 2015 Plan Committee deems appropriate for the proper administration of the 2015 Incentive Plan; accelerate the vesting or exercisability of, payment for or lapse of restrictions on awards; and to make any other determination and take any other action that the 2015 Plan Committee deems necessary or desirable for the administration of the 2015 Incentive Plan.

Eligibility. Our employees, directors, officers, advisors, consultants or advisors will be eligible to participate in the 2015 Incentive Plan. The 2015 Plan Committee has the sole and complete authority to determine who will be granted an award under the 2015 Incentive Plan, however, it may delegate such authority to one or more of our officers under the circumstances set forth in the 2015 Incentive Plan.

Share Reserve. The 2015 Incentive Plan will provide that the total number of shares of common stock that may be issued under the 2015 Incentive Plan is the sum of (i)             and (ii) shares of common stock that otherwise would be returned to the 2010 Incentive Plan as the result of the expiration or termination of options granted thereunder (provided that the maximum number of shares that may be added to the 2015 Incentive Plan pursuant to this provision is shares), subject to the adjustment provisions in the 2015 Incentive Plan as described further below. Of this amount, no more than             shares of common stock may be issued upon the exercise of incentive stock options; no more than             shares of common stock issuable upon the exercise of options or stock appreciation rights may be granted to any single participant during any calendar year; no more than              shares of common stock may be earned by any single participant in respect of a single calendar year during a performance period or in the event any such award is paid in cash, other securities or other property, no more than the fair market value of             shares of common stock on the last day of the performance period to which such award relates; the maximum amount that can be paid to any single participant pursuant to a cash bonus award with respect to a performance period that is 12 months or less is $        , and with respect to a performance period that is more than 12 months is $         ; and the maximum aggregate grant date fair value of awards that may be granted to a single non-employee director in a single calendar year is $        . Awards may, in the sole discretion of the 2015 Plan Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us or with which we combine (referred to as “substitute awards”). The number of shares of common stock underlying any substitute awards will not be counted against the total number of shares of common stock available for awards under the 2015 Incentive Plan.

No award may be granted under the 2015 Incentive Plan during any suspension of the 2015 Incentive Plan or after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Awards Available for Grant. The Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units (“RSUs”), stock bonus awards, dividend equivalents, or performance compensation awards (including cash bonus awards) under the 2015 Incentive Plan.

Options. The 2015 Plan Committee may grant options to purchase shares of common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All stock options granted under the 2015 Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value per share of our common stock underlying such stock options on the date the option is granted, and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an incentive stock option, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. Stock options granted under the 2015 Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the 2015 Plan Committee and specified in the applicable award agreement. The maximum term for stock options granted under the 2015 Incentive Plan will be 10 years from the initial date of grant, or five years with respect to any stock options intended to qualify as incentive stock options granted to a participant who owns stock representing more than 10% of the voting power of all classes of stock of us or certain of our permitted affiliates.

Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for any period deemed necessary by our accountants to avoid an additional compensation charge or have been purchased on the open market, or the 2015 Plan Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism, a net exercise method or by such other method as the 2015 Plan Committee may determine to be appropriate. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The 2015 Plan Committee may grant stock appreciation rights (“SARs”) under the 2015 Incentive Plan. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the 2015 Plan Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the numbers of shares of common stock covered by the SAR being exercised. The strike price per share of a SAR granted in tandem with an option will be the exercise price of the related option and in the case of a SAR granted independent of an option, the fair market value on the date of grant (other than in the case of SARs granted in substitution of previously granted awards). The terms of the SARs shall be subject to terms established by the 2015 Plan Committee and reflected in the award agreement.

Restricted Stock. The 2015 Plan Committee may grant restricted stock under the 2015 Incentive Plan. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the 2015 Plan Committee for a specified period. The terms of the restricted stock shall be subject to terms established by the 2015 Plan Committee and reflected in the award agreement.

Restricted Stock Units. The 2015 Plan Committee may grant RSUs under the 2015 Incentive Plan. Generally, RSUs represent the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each RSU, or, if provided in an award agreement, in the sole discretion of the 2015 Plan Committee, the cash value thereof (or any combination thereof). A holder of RSUs will have no rights as a stockholder until such time as the award has vested and any other applicable conditions and/or criteria have been satisfied and the shares of common stock underlying the award have been issued to the holder. The terms of the RSUs shall be subject to terms established by the 2015 Plan Committee and reflected in the award agreement.

Stock Bonus Awards. The 2015 Plan Committee will be authorized to grant awards of unrestricted common stock or other awards denominated in common stock, either alone or in tandem with other awards, under such terms and conditions as the 2015 Plan Committee may determine.

Dividend Equivalents. The 2015 Plan Committee may grant dividend equivalents based on dividends declared on common stock, to be credited as of the dividend payment dates during the period between the date an award is granted to a participant and the date such award vests, is exercised, is distributed or expires, as determined by the 2015 Plan Committee. Such dividend equivalents will be converted to cash, additional awards or additional shares of common stock by such formula and at such time and subject to such limitations as may be determined by the 2015 Plan Committee.

Performance Compensation Awards. The 2015 Plan Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The 2015 Plan Committee also has the authority to make an award of a cash bonus to any participant and designate such award as a performance compensation award under the 2015 Incentive Plan. The 2015 Plan Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals will be based on the attainment of specific levels of performance of us (and/or one or more of our affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments or any combination of the foregoing) and may include any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth; (v) gross margin or gross margin growth; (vi) revenue growth; (vii) net interest margin; (viii) operating profit (before or after taxes); (ix) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity or sales); (x) cash flow measures (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital), which may but are not required to be measured on a per-share basis; (xi) earnings before or after taxes, interest, depreciation and/or amortization (including EBIT and EBITDA); (xii) share price (including, but not limited to, growth measures or total stockholder return); (xiii) expense targets, cost reduction goals or general and administrative expense savings; (xiv) gross or net operating margins; (xv) productivity ratios; (xvi) operating efficiency; (xvii) measures of economic value added or other “value creation” metrics; (xviii) asset quality; (xix) inventory control; (xx) enterprise value; (xxi) sales; (xxii) stockholder return; (xxiii) merchant retention; (xxiv) employee retention; (xxv) competitive market metrics; (xxvi) timely completion of new product rollouts; (xxvii) timely launch of new facilities; (xxviii) measurements relating to a new purchasing “co-op”; (xxix) objective measures of personal targets, goals or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations or meeting divisional or project budgets); (xxx) objective measures of client satisfaction; (xxxi) working capital targets; (xxxii) asset growth; (xxxiii) dividend yield; (xxxiv) system-wide revenues; (xxxv) royalty income; (xxxvi) comparisons of continuing operations to other operations; (xxxvii) market share;

(xxxviii) cost of capital, debt leverage, year-end cash position or book value; (xxxix) strategic objectives, development of new product lines and related revenue, sales and margin targets, franchisee growth and retention, menu design and growth, co-branding or international operations; or (xl) any combination of the foregoing. Any one or more of the performance criteria may be stated as a percentage of another performance criteria, or a percentage of a prior period’s performance criteria, or used on an absolute, relative or adjusted basis to measure the performance of us and/or one or more of our affiliates as a whole or any divisions or operational and/or business unit(s), product lines, brands, business segments, administrative departments of ours and/or one or more of our affiliates or any combination thereof, as the 2015 Plan Committee may deem appropriate, or any of the performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the 2015 Plan Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. Any of the performance criteria may be subject to adjustment as provided in the 2013 Plan. The 2015 Plan Committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance criteria specified above. To the extent required under Section 162(m) of the Code, the 2015 Plan Committee will, within the first ninety (90) days of a performance period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the performance criteria it selects to use for such performance period and thereafter promptly communicate such performance criteria to the participant and record them in writing.

Adjustments Upon Certain Events. In the event of (a) any dividend, extraordinary cash dividend or other distribution (whether in the form of securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in the 2015 Incentive Plan) that affects the shares of common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting us, any of our affiliates, or the financial statements of us or any of our affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the 2015 Plan Committee in its sole discretion to be necessary or appropriate, then the 2015 Plan Committee shall make any such adjustments in such manner as it may deem equitable, including without limitation, any or all of: (i) adjusting any or all of (A) the number of our shares of common stock or other securities which may be delivered in respect of awards or with respect to which awards may be granted under the 2015 Incentive Plan and (B) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures; (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancelling any one or more outstanding awards and causing to be paid to the holders, in cash, shares of common stock, other securities or other property, or any combination, the value of such awards, if any, as determined by the 2015 Plan Committee (which if applicable may be based upon the price per share of common stock received or to be received by other stockholders in such event), including without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price thereof, or, in the case of any outstanding restricted stock, restricted stock unit, stock bonus award, or other award denominated in common stock, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares of common stock subject thereto.

Effect of Change in Control. Except to the extent otherwise provided in an award agreement, in the event of (i) the occurrence of a change in control (as defined in the 2015 Incentive Plan) and (ii) thereafter, a termination of relationship of a participant by us without cause or by the participant for good reason (if applicable) that occurs prior to the second anniversary of the date of such change in control, then notwithstanding any provision of the 2015 Incentive Plan to the contrary, with respect to all or any portion of the participant’s outstanding award or awards: (a) the then outstanding options and SARs will become immediately exercisable on the date of the termination of relationship; (b) the period of restriction applicable to awards will expire as on the date of the termination of relationship (including without limitation a waiver of any applicable performance goals); (c) performance periods in effect on the date the termination of relationship will end on such date, and all applicable performance goals will be deemed to have been achieved at the applicable “target” levels of performance; and (d) all awards that have been previously deferred to be settled in full as soon as practicable. In addition, if an award under the 2015 Incentive Plan is subject to Section 409A of the Code, a change in control transaction may constitute a payment event only if the transaction is also a “change in control event” for purposes of Section 409A of the Code.

Nontransferability of Awards. An award may be exercised only by a participant during the participant’s lifetime, or, if permissible under applicable law, by the participant’s legal guardian or representative. An award will not be transferable or assignable by a participant except by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the 2015 Plan Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfer to a participant’s family members, any trust established solely for the benefit of the participant or such participant’s family members, any partnership or limited liability company of which participant, or participant and participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue, or terminate the 2015 Incentive Plan or any portion thereof at any time, except that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (i) such approval is necessary to comply with any applicable tax or regulatory requirement (including the rules or requirements of any securities exchange or inter-dealer quotation system on which our shares may be listed). In addition, any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

Claw-back Provisions. All awards (including any proceeds, gains or other economic benefit actually or constructively received by the participant in respect of such awards) will be subject to the provisions of any claw-back policy implemented by us or set forth in the applicable award agreement, including, without limitation, any claw-back policy adopted to comply with the requirements of applicable law, such as the Dodd-Frank Act.

Plan Duration and 162(m) Approval. The 2015 Incentive Plan will expire on the tenth anniversary of the effective date of the plan, and no awards may be granted after such expiration, but the terms of the 2015 Incentive Plan will continue to apply to previously granted awards. If determined by the 2015 Plan Committee, the 2015 Incentive Plan will be approved by our stockholders no later than the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the effective date of this offering occurs, in order for certain awards granted after such time to be exempt from deduction limitations of Section 162(m) of the Code.

Director Compensation

We did not provide any compensation to non-employee members of our Board for service on our Board and none of our non-employee directors received any cash or equity compensation during the year ended December 31, 2014.

Mr. Prozes serves on our Board and the boards of directors of Intermediate and Opco. On May 13, 2011, we granted to Mr. Prozes 44,444 shares of restricted common stock of Holdings pursuant to the 2010 Incentive Plan (the “Prozes Restricted Shares”), subject to a Restricted Stock Grant Notice and Agreement entered into by Mr. Prozes and us (the “Prozes Grant Agreement”). Twenty percent of the Prozes Restricted Shares vested on May 13, 2012, with the remainder vesting in 48 substantially equal monthly installments thereafter. All of the Prozes Restricted Shares will vest in full upon a Change in Control (as defined in the 2010 Incentive Plan). In connection with the grant of the Prozes Restricted Shares, Mr. Prozes also entered into a confidentiality agreement with Opco. Pursuant to the terms of the Prozes Grant Agreement, as of December 31, 2014, of the 44,444 restricted shares subject to the grant, Mr. Prozes held 31,852 shares of vested and 12,592 shares of unvested restricted common stock of Holdings.

We expect to implement a compensation program for our non-employee directors in connection with this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Shareholders Agreement

On July 29, 2010, the Sponsors and certain other investors entered into the Shareholders Agreement with us, Intermediate and Opco. The Shareholders Agreement provides that the following director nomination rights shall remain in force following the consummation of this offering:

•	each of our Sponsors shall have the right to nominate three directors to serve on our Board of Directors for so long as such Sponsor owns at least 33,333,333 of our common shares;

•	in the event a Sponsor owns less than 33,333,333, but more than 16,666,667, of our common shares, such Sponsor shall then be entitled to nominate two directors to serve on our Board of Directors;

•	in the event a Sponsor owns less than 16,666,667, but more than 2,777,778, of our common shares, such Sponsor shall then be entitled to nominate one director to serve on our Board of Directors;

provided, in each case, that the number of director nominees to which a Sponsor is entitled shall not be decreased if, immediately following the transfer of shares by such Sponsor, such transferring Sponsor holds (a)(1) fewer shares than the other Sponsor and (2) the number of shares held by such transferring Sponsor is equal to or greater than 51.48% of the number of shares held by the other Sponsor or (b) more shares than the other Sponsor if such other Sponsor has the right to nominate three directors. The number of shares described above shall be adjusted as necessary to reflect any stock dividend, split, combination or other recapitalization or similar transaction. Following the completion of this offering, we expect our Board of Directors to initially consist of                 directors.

In addition, the Shareholders Agreement contains additional agreements among the parties that will remain in effect following the consummation of this offering, including, among other things:

•	each Sponsor has a proxy to vote all of the shares owned by parties to the Shareholders Agreement (subject to certain exceptions for shares purchased for cash in transactions approved by the Board of Directors);

•	each Sponsor has the right to have at least one director nominated by such Sponsor appointed to each committee of the Board of Directors (subject to applicable SEC and [Nasdaq][NYSE] governance rules) so long as that Sponsor is entitled to at least one director nominee;

•	certain limited tag along rights for up to one year following the consummation of this offering; and

•	certain restrictions on the transfer of shares owned by parties to the Shareholders Agreement (other than the Sponsors) without Sponsor approval for up to one year following the consummation of this offering.

Management Agreement

On July 29, 2010, certain affiliates of the Sponsors entered into a Transaction and Management Fee Agreement (the “Management Agreement”), which was assumed by Opco. Pursuant to the terms of the Management Agreement, such affiliates will provide monitoring, advisory and consulting services to Opco and its subsidiaries. Pursuant to the Management Agreement, such affiliates are entitled to receive an aggregate annual management fee of $3.0 million, which amount may increase in the event that Opco or any of its subsidiaries enter into any business combination with another entity that is large enough to constitute a “significant subsidiary” of ours under Regulation S-X as promulgated by the SEC. The Management Agreement also provides for the reimbursement of out-of-pocket expenses incurred by the Sponsors and their affiliates in connection with the provision of services pursuant to the Management Agreement, the making or any regulatory filings related to the ownership, directly or indirectly, of Holdings’ and its subsidiaries’ equity securities and the ownership or sale of such equity securities. The Management Agreement also contains customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates.

The Management Agreement has an initial term expiring on the eight-year anniversary of the Management Agreement, provided that the term will be extended for successive one-year terms unless we or each affiliate of the Sponsors provides notice to the other of their desire not to automatically extend the term. Upon the consummation of this offering and in certain other circumstances, including a change of control transaction and other financing, acquisition and disposition transactions, such affiliates may also receive certain additional fees in amounts to be agreed. As of June 30, 2015, we have paid aggregate fees of $10.1 million pursuant to the Management Agreement since January 1, 2012. In connection with this offering, the parties intend to terminate the Management Agreement, provided that the provisions relating to indemnification and certain other provisions will survive termination. In connection with such termination, we expect to pay affiliates of the Sponsors total fees of $         million, which will be paid from a portion of the net proceeds of this offering.

Employment Agreements and Employee Stock Purchases

We or our subsidiaries have entered into employments agreements with each of our executive officers. See “Executive Compensation.”

On September 26, 2013, Dr. Daffron, our President and Chief Executive Officer, exercised a right provided in his employment agreement to purchase $10.0 million worth of our common stock, or 957,854 shares at $10.44 per share pursuant to a subscription agreement. The consideration for this purchase was composed of $5.0 million cash and a $5.0 million secured, recourse promissory note with a 0.75% annual interest rate issued by Dr. Daffron to us on September 26, 2013, which promissory note was repaid in full on March 23, 2015. In connection with this stock purchase, Dr. Daffron became a party to the Shareholders Agreement.

Matthew Kim, the brother-in-law of Alexander Goor, our Chief Information Officer, was hired by Opco in September 2010 to serve as Senior Business Analyst and his title was subsequently changed to Director, Data Collection Operations of our Pricing and Reference Data business. Mr. Kim left Opco in 2015. His annual salary for 2015 was $128,283, and his annual salary for 2014, 2013 and 2012 was $128,283, $125,460 and $122,400, respectively. Mr. Kim earned an annual bonus in 2014, 2013 and 2012 in the amounts of $31,000, $49,500 and $66,667, respectively, and received 401(k) retirement plan matching contributions in the amounts of $7,469, $7,076 and $4,500, respectively.

Registration Rights Agreement

On July 29, 2010, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Intermediate, Opco, the Sponsors and certain other direct and indirect investors in us. The Registration Rights Agreement provides (1) the Sponsors and their assignees with certain demand and “piggyback” registration rights and (2) the other direct and indirect investors in us that are a party to the Registration Rights Agreement with certain “piggyback” registration rights, in each case, with respect to our common stock. The Registration Rights Agreement also provides that we will pay certain expenses relating to such registrations, including this offering, and indemnify the parties thereto against certain liabilities which may arise under the Securities Act.

Indemnification of Directors and Officers

We have entered, or will enter, into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, together with our amended and restated certificate of incorporation and amended and restated bylaws, will provide that we will jointly and severally indemnify each indemnitee to the fullest extent permitted by the Delaware general corporation law from and against all loss and liability suffered and expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending, or completed action, suit or proceeding. Additionally, we will generally advance to the indemnitee all out-of-pocket costs of any type or nature whatsoever incurred in connection therewith. We have also entered into an agreement with our Sponsors to clarify that we have the primary obligation to indemnify the Sponsors and their affiliates for expenses and indemnification obligations that we or our subsidiaries provide to our officers and directors. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Policies and Procedures Regarding Transactions with Related Persons

Our Board of Directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the completion of this offering, our Board of Directors is expected to adopt a written policy on transactions with related persons that is in conformity with the requirements upon issuers having publicly-held common stock that is listed on [Nasdaq][the NYSE]. Under the new policy:

•	any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the Board of Directors composed solely of independent directors who are disinterested or by the disinterested members of the Board of Directors; and

•	any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the Board of Directors or recommended by the compensation committee to the Board of Directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•	management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, [Nasdaq][the NYSE] and the Code.

PRINCIPAL AND SELLING STOCKHOLDERS

As of September 30, 2015, all of our issued and outstanding capital stock is owned, directly or indirectly, by the Sponsors and certain other investors to whom the Sponsors syndicated their investments through Igloo Co-Invest, LLC, whom we collectively refer to as the “Co-Investors”, and certain members of our management and Board of Directors, whom we refer to as the Management Participants. Immediately prior to this offering, Igloo Co-Invest, LLC will distribute all of the shares of our common stock that it holds to the Co-Investors (the “Co-Invest Distribution”).

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock as of September 15, 2015 after giving effect to the Co-Invest Distribution, for:

•	each person known by us to own beneficially 5% or more of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers;

•	our directors and executive officers as a group; and

•	each of the selling stockholders.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering.

Pursuant to the Registration Rights Agreement, we have agreed to bear the expenses (other than underwriting discounts and commissions) of the selling stockholders in connection with this offering and to indemnify them against certain liabilities, including liabilities under the Securities Act.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Securities that can be acquired within 60 days are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities with respect to which such person has no economic interest.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock. Except as otherwise stated below, the address for each beneficial owner is Interactive Data Holdings Corporation, 32 Crosby Drive, Bedford, Massachusetts 01730.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
				If Underwriters’ Option to Purchase Additional Shares is Not Exercised		If Underwriters’ Option to Purchase Additional Shares is Exercised in Full
Name of Beneficial Owner	Shares	Percentage	Shares Offered	Shares	Percentage	Shares	Percentage
Principal Stockholders:
Silver Lake Partners and affiliates(1)(2)	62,417,024	40.7%			%		%
Shares subject to voting proxy(3)	34,682,326	22.6%
Warburg Pincus and affiliates(4)(5)	56,134,947	36.6%
Shares subject to voting proxy(3)	34,682,326	22.6%
Executive Officers and Directors:
Mason Slaine(6)	3,055,554	2.0%
Stephen C. Daffron(7)	1,278,842	*
Michael Bingle(8)	—	—
Cary Davis(9)	90,817,273	59.3%
Sean Delehanty(8)	—	—
Andrew Hausman(10)	43,981	*
James Neary(9)	90,817,273	59.3%
Tim Noble(11)	20,833	*
Joseph Osnoss(8)	—	—
Andrew Prozes(12)	266,666	*
Chandler Reedy(9)	90,817,273	59.3%
All directors and executive officers as a group (16 persons)	93,187,859	60.8%			%		%
Other Selling Stockholders:
[Names of selling stockholders to be provided by amendment(13)]

*	Indicates beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	The shares of common stock of Interactive Data Holdings Corporation that are attributed to Silver Lake and affiliates consist of 61,764,452 shares directly held by Silver Lake Partners III, L.P., a Delaware limited partnership (“SLP III”), and 652,572 shares directly held by Silver Lake Technology Investors III, L.P., a Delaware limited partnership (“SLTI III”). The general partner of each of SLP III and SLTI III is Silver Lake Technology Associates III, L.P., a Delaware limited partnership (“SLTA III”). The general partner of SLTA III is SLTA III (GP), L.L.C., a Delaware limited liability company. The sole member of SLTA III (GP), L.L.C. is Silver Lake Group, L.L.C., a Delaware limited liability company (“Silver Lake Group”). Michael Bingle, James Davidson, Egon Durban, Kenneth Hao, Christian Lucas, Gregory Mondre and Joseph Osnoss are the members of the Investment Committee of SLTA III. As such, they may be deemed to have voting or investment power over the securities held by SLP III and SLTI III, however, each of them disclaims beneficial ownership of such securities. The address of the Silver Lake entities is 2775 Sand Hill Road Suite 100, Menlo Park, California 94025.

(2)	Excludes shares held by affiliates of Warburg Pincus which Silver Lake may be deemed to beneficially own by virtue of the nomination rights and voting obligations contained in the Shareholders Agreement. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”
(3)	Reflects shares over which affiliates of Silver Lake and Warburg Pincus together hold an irrevocable voting proxy with respect to certain matters as of September 30, 2015. This includes shares held by our executive officers, directors and, after the Co-Investment Distribution, members of Igloo Co-Invest, LLC. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”
(4)	The shares that are attributed to Warburg Pincus and affiliates consist of 50,266,570 shares directly held by Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WPPE X”), 1,740,183 shares held directly by Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPXP”), and 4,128,194 shares held directly by WP X Finance, L.P., a Delaware limited partnership (“WP X Finance” and together with WPPE X and WPXP, the “WP X Funds”). WPX GP, L.P., a Delaware limited partnership (“WPX GP”), is the managing general partner of WP X Finance. WPPE X is the general partner of WXP GP. Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”), is the general partner of the WPPE X and WPXP. Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”), is the general partner of WP X LP. WPP GP LLC, a Delaware limited liability company (“WPP GP”), is the general partner of WP X GP. Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), is the managing member of WPP GP. Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), is the general partner of WP Partners. Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WP Partners GP. Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of the WP X Funds. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017.
(5)	Excludes shares held by affiliates of Silver Lake which Warburg Pincus may be deemed to beneficially own by virtue of the nomination rights and voting obligations contained in the Shareholders Agreement. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”
(6)	The shares attributed to Mr. Slaine consist of (i) 2,333,333 shares directly held by Mr. Slaine, (ii) 444,444 shares directly held by the 2013 Slaine Family Investment Trust and (iii) 277,777 shares directly held by The David Slaine 2010 Trust. Mr. Slaine is the sole trustee of both trusts referenced above.
(7)	The shares attributed to Dr. Daffron consist (i) of 957,854 shares directly held by The Daffron 2015 Grantor Retained Annuity Trust No. 6 and (ii) 320,988 shares issuable upon the exercise of options which are exercisable within 60 days of September 30, 2015.
(8)	Messrs. Bingle, Delehanty and Osnoss are each directors or managing directors of several Silver Lake entities. Messrs. Bingle and Osnoss are also members of the SLTA III investment committee as described in footnote 1 above. Each of Messrs. Bingle, Delehanty and Osnoss disclaim beneficial ownership of the shares held by the Silver Lake entities. The address for each of Messrs. Bingle, Delehanty and Osnoss is 2775 Sand Hill Road Suite 100, Menlo Park, CA 94025.
(9)	Messrs. Neary, Reedy and Davis are Partners of WP and Managing Directors and Members of WP LLC. All shares indicated as owned by Messrs. Neary, Reedy and Davis are included because of their affiliation with the Warburg Pincus entities. Messrs. Neary, Reedy and Davis each disclaim beneficial ownership of all shares beneficially owned, or subject to proxy, by the Warburg Pincus entities. The address for each of Messrs. Neary, Reedy and Davis is 450 Lexington Avenue, New York, New York 10017.
(10)	The shares attributed to Mr. Hausman consist of 43,981 shares issuable upon the exercise of options which are exercisable within 60 days of September 30, 2015.
(11)	The shares attributed to Mr. Noble consist of 20,833 shares issuable upon the exercise of options which are exercisable within 60 days of September 30, 2015.
(12)	The shares attributed to Mr. Prozes include 4,444 shares of restricted stock that are issued but will not vest within 60 days of September 30, 2015.
(13)	[Footnote for each selling stockholder to be included by amendment.]

DESCRIPTION OF CAPITAL STOCK

General

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Upon the consummation of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

For the purposes of this section, “Silver Lake” shall mean Silver Lake Group, L.L.C. (together with its successors) and its affiliates and “Warburg Pincus” shall mean Warburg Pincus & LLC (together with its successors) and its affiliates.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by [Nasdaq][the NYSE], the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our Board of Directors is authorized to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of preferred stock) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series of the stock of our company, or any other security of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock, including, without limitation, by restricting dividends on our common stock, diluting the voting power of the common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board of Directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of such dividends, if any, will be dependent upon our financial condition, operations, compliance with applicable law, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, contractual restrictions, business prospects, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our Board of Directors may consider relevant.

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends on our common stock is limited by the covenants of our senior secured credit facilities and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy.”

Annual Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board of Directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control or other unsolicited acquisition proposal and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of [Nasdaq][the NYSE], which would apply if and so long as our common stock remains listed on [Nasdaq][the NYSE], require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors; however, at any time Silver Lake and Warburg Pincus own, in the aggregate, at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, the stockholders may also fix the number of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2/3% of the votes of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that each of Silver Lake and Warburg Pincus, and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that, other than directors elected by holders of our preferred stock, if any, directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Silver Lake and Warburg Pincus beneficially own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class.

In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Silver Lake and Warburg Pincus beneficially own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Our amended and restated certificate of incorporation provides that the Board of Directors may increase the number of directors by the affirmative vote of a majority of the directors or, at any time when Silver Lake and Warburg Pincus beneficially own, in the aggregate, at least 40% of the voting power of the stock of our company entitled to vote generally in the election of directors, by the stockholders.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the Board of Directors; provided, however, at any time when Silver Lake and Warburg Pincus beneficially own, in the aggregate, at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the Board of Directors or by the secretary of the Company at the request of any Sponsor. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors or nominations made by Silver Lake or Warburg Pincus pursuant to their rights under the Shareholders Agreement. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when Silver Lake and Warburg Pincus beneficially own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, other than certain rights that holders of our preferred stock may have to act by written consent.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with Delaware law or our amended and restated certificate of incorporation. For as long as Silver Lake and Warburg Pincus beneficially own, in the aggregate, at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Silver Lake and Warburg Pincus beneficially own, in the aggregate, less than 40% in voting power of all outstanding shares of the stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that for so long as Silver Lake and Warburg beneficially own, in the aggregate, at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, in addition to any vote required by applicable law, our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least a majority in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. At any time when Silver Lake and Warburg Pincus beneficially own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class:

•	the provisions providing for a classified Board of Directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling annual or special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board of Directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management of our company.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the fullest extent permitted by law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to directors affiliated with Silver Lake or Warburg Pincus and their respective affiliates and any other non-employee directors, and such persons will have no duty to refrain from engaging in any transaction or matter that may be an investment or corporate or business opportunity or offer a prospective economic or competitive advantage in which we or any of our subsidiaries could have an interest or expectancy (a “Competitive Opportunity”) or otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, in the event that Silver Lake, Warburg Pincus, directors affiliated with Silver Lake or Warburg Pincus and their respective affiliates and any other non-employee directors acquires knowledge of a potential Competitive Opportunity or other corporate or business opportunity that may be a Competitive Opportunity for itself or himself or its or his affiliates or for us or our subsidiaries, such person will have no duty to communicate or present such opportunity to us or any of our subsidiaries, and they may take any such opportunity for themselves or offer it to another person or entity. With respect to any director who is not affiliated with Silver Lake or Warburg Pincus, our amended and restated certificate of incorporation will not renounce our interest in any Competitive Opportunity that is expressly offered to such a director solely in his or her capacity as a director of our company.

A business or other opportunity will not be deemed to be a potential Competitive Opportunity for us if it is an opportunity that we are not able or permitted to undertake, is not in line with our business or is an opportunity in which we have no interest or reasonable expectancy.

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by the DGCL, the personal liability of directors for monetary damages for any breach of fiduciary duty owed to us or our stockholders. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of a Delaware corporate law or obtained an improper personal benefit.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, any investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We have entered, or will enter, into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under the DGCL against expenses, losses and liabilities that may arise in connection with actual or threatened proceedings in which they are involved by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

Listing

We intend to apply to have our shares of common stock listed on [Nasdaq][the NYSE] under the symbol “IDC.”

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”

Upon the consummation of this offering, we will have             shares of common stock outstanding. All shares sold in this offering will be freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144). The shares of common stock held by Silver Lake and Warburg Pincus and their affiliates and certain of our directors, officers and employees after this offering, will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 under the Securities Act.

The restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus pursuant to Rule 144 following the expiration of the applicable lock-up period.

In addition, after giving effect to this offering, an aggregate of             shares of our common stock is expected to be reserved for issuance under our 2010 Incentive Plan and 2015 Incentive Plan (subject to adjustments for stock splits, stock dividends and similar events), which will equal approximately     % of the shares of our common stock outstanding immediately following this offering. We intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under the 2010 Incentive Plan and the 2015 Incentive Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock on [Nasdaq][the NYSE] during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

In connection with this offering, we, our directors and executive officers and holders of substantially all of our common stock prior to this offering have each agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

Immediately following the consummation of this offering, equity holders subject to lock-up agreements will hold             shares of our common stock, representing approximately     % of our then outstanding shares of common stock, or approximately     % if the underwriters exercise in full their option to purchase additional shares.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus. We may, however, grant options to purchase shares of common stock, issue shares of common stock upon the exercise of outstanding options, and issue shares of common stock in connection with an acquisition or business combination and in certain other circumstances.

Registration Rights

Upon completion of this offering, the holders of             shares (or             shares if the underwriters exercise in full their option to purchase additional shares) will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restrictions under the Securities Act immediately upon effectiveness of such registration. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. For a description of these registration rights, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock purchased in this offering that is held as a capital asset.

A “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not, for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be changed or subject to different interpretations, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We cannot provide any assurance that a change in law will not alter significantly the tax considerations that we describe in this summary.

This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with other U.S. federal taxes (such as gift tax, the alternative minimum tax or the Medicare contribution tax), or with foreign, state, or local tax considerations or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, a bank or other financial institution, an insurance company, a tax exempt organization, a trader, broker or dealer in securities or currencies, a “controlled foreign corporation,” a “passive foreign investment company,” a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such pass-through entity) or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering an investment in our common stock, you should consult your own tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the U.S. (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied (including providing a properly executed IRS Form W-8ECI). Instead, such dividends are generally subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussions of backup withholding and additional withholding requirements below, any gain realized on the sale, exchange, or other taxable disposition of our common stock by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates applicable to such holder if it were a United States person as defined under the Code. In addition, if a non-U.S. holder described in the first bullet point immediately above is a corporation for U.S. federal income tax purposes, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held directly, indirectly, or constructively (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Federal Estate Tax

Common stock held (or deemed to be held) by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

The applicable withholding agent must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder may be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code) on a properly executed IRS Form W-8, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding may apply to the proceeds of a sale of our common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

The certification procedures required to claim the exemption from withholding tax on dividends described above will satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of information reporting and backup withholding in their particular circumstances, including the procedure for claiming any applicable exemption.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock, and to the gross proceeds from disposition of our common stock occurring after December 31, 2018, in each case paid to (i) a “foreign financial institution” (as specifically defined under FATCA), which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which alternatively may be in the form of compliance with an intergovernmental agreement with the U.S.) in a manner that avoids withholding, or (ii) a “non-financial foreign entity under FATCA which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom             ,            ,             and             are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Evercore Group L.L.C.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the front cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

[We] [The selling stockholders] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of common stock at the public offering price listed on the front cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our common stock quoted on                     under the trading symbol “IDC.”

We, all of our directors and officers and substantially all of the holders of our outstanding stock have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus; or

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•	the issuance of shares by us in connection with an acquisition or business combination and in certain other circumstances.

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their clients and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments and those of our affiliates. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. We, the selling stockholders and the underwriters cannot assure investors that an active trading market for the shares will develop, or that after the offering the shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York City, New York.

EXPERTS

The consolidated financial statements of Interactive Data Holdings Corporation at December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014 appearing in this prospectus and the registration statement of which this prospectus is a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.

We will file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website under the heading “Investor Relations” at www.interactivedata.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Interactive Data Holdings Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Interactive Data Holdings Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive (loss) income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedules listed in the Index at F-1. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interactive Data Holdings Corporation and subsidiaries at December 31, 2014 and December 31, 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

July 24, 2015, except as to Note 11,

which is as of September 1, 2015

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31, 2014		Year Ended December 31, 2013	Year Ended December 31, 2012
REVENUE		$939,201	$905,113	$880,161
COSTS AND EXPENSES:
Cost of services (exclusive of items shown separately below)		344,825	297,423	292,378
Selling, general and administrative		278,636	273,714	275,906
Depreciation		45,924	42,537	41,456
Amortization		102,091	116,876	138,040

Total costs and expenses		771,476	730,550	747,780

INCOME FROM OPERATIONS		167,725	174,563	132,381
Interest expense, net		(156,868)	(168,658)	(150,647)
Other income, net		1,633	347	824
Loss on extinguishment of debt		(82,060)	(10,213)	—

LOSS BEFORE INCOME TAXES		(69,570)	(3,961)	(17,442)
Income tax benefit		(33,609)	(16,988)	(18,025)

NET (LOSS) INCOME		$(35,961)	$13,027	$583

Earnings (loss) per share attributable to common stockholders:
Basic		$(0.24)	$0.09	$0.00
Diluted		$(0.24)	$0.09	$0.00
Weighted average common stock outstanding:
Basic		149,229	148,347	147,995
Diluted		149,229	148,355	148,003
Pro forma earnings (loss) per share attributable to common stockholders:
Basic	$
Diluted	$
Pro forma weighted average common stock outstanding:
Basic
Diluted

The accompanying notes are an integral part of these consolidated financial statements.

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net (loss) income	$(35,961)	$13,027	$583

Other comprehensive (loss) income:
Unrealized (loss) gain on securities, net of tax	(317)	79	88
Foreign currency translation adjustments	(65,008)	(4,781)	22,534
Pension adjustment, net of tax	(258)	1,605	(759)
Less: reclassification adjustment for amortization of pension costs included in net income, net of tax	(385)	(199)	49
Change in value of hedged interest rate caps, net of tax	(6)	(8)	(336)
Less: reclassification adjustment for interest rate cap related interest expense included in net income, net of tax	677	892	892

Total other comprehensive (loss) income, net of tax	(65,297)	(2,412)	22,468

Comprehensive (loss) income	$(101,258)	$10,615	$23,051

The accompanying notes are an integral part of these consolidated financial statements.

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share information)

	December 31, 2014	December 31, 2013
ASSETS
Assets:
Cash and cash equivalents	$319,666	$357,445
Short-term investments	—	3,445
Accounts receivable, net of allowance for doubtful accounts and sales credits of $12,244 and $7,708 at December 31, 2014 and December 31, 2013, respectively	143,661	134,007
Prepaid expenses and other current assets	21,879	29,695
Income tax receivable	—	6,804
Deferred tax assets	41,518	23,239

Total current assets	526,724	554,635

Property and equipment, net	206,592	185,552
Goodwill	1,607,690	1,637,202
Intangible assets, net	1,438,138	1,569,903
Deferred financing costs, net	29,763	38,608
Other assets	8,826	8,272

Total Assets	$3,817,733	$3,994,172

LIABILITIES AND EQUITY
Liabilities:
Accounts payable, trade	$13,780	$20,282
Accrued liabilities	99,455	106,683
Borrowings, current	19,000	25,356
Interest payable	5,916	31,436
Income taxes payable	5,084	3,057
Deferred revenue	20,282	19,639

Total current liabilities	163,517	206,453

Income taxes payable	2,477	13,566
Deferred tax liabilities	532,211	558,651
Other liabilities	57,464	57,547
Borrowings, net of current portion and original issue discount	2,542,724	2,287,373

Total Liabilities	3,298,393	3,123,590

Commitments and contingencies (Note 8)
Equity:
Stockholders’ equity:
Common stock, $0.01 par value, 2,000,000,000 shares authorized, 153,172,005 and 152,980,139 issued and outstanding at December 31, 2014 and 2013, respectively	1,532	1,530
Additional paid-in-capital	683,573	933,559
Accumulated loss	(130,664)	(94,703)
Accumulated other comprehensive (loss) income	(35,101)	30,196

Total stockholders’ equity	519,340	870,582

Total Liabilities and Equity	$3,817,733	$3,994,172

The accompanying notes are an integral part of these consolidated financial statements.

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Cash flows provided (used in) by operating activities:
Net (loss) income	$(35,961)	$13,027	$583
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	148,015	159,413	179,496
Amortization of deferred financing costs and accretion of debt discounts	14,051	18,225	17,597
Deferred income taxes	(38,322)	(29,437)	(25,819)
Non-cash stock-based compensation	14,002	4,026	14,235
Non-cash interest expense	1,130	1,507	1,507
Provision for bad debt	1,648	1,549	1,983
Asset impairment	14,265	—	—
Loss on dispositions of fixed assets	36	27	2,415
Loss on extinguishment of debt	82,060	10,213	—
Portion of insurance settlement related to property and equipment	—	(2,485)	(487)
Changes in operating assets and liabilities, net
Accounts receivable	(13,912)	(298)	(12,723)
Prepaid expenses and other current assets	5,536	404	1,766
Restricted cash held for future cash distribution to option holders	(435)	—	—
Accounts payable, interest payable and income taxes payable and receivable, net	(33,230)	2,791	(982)
Accrued expenses and other liabilities	(1,255)	17,604	(2,534)
Deferred revenue	2,451	244	(2,073)

NET CASH PROVIDED BY OPERATING ACTIVITIES	160,079	196,810	174,964
Cash flows used in investing activities:
Purchase of property and equipment	(84,152)	(81,852)	(61,443)
Proceeds of insurance settlement related to property and equipment	—	2,485	(350)
Purchase of short-term investments	—	(3,335)	(23,540)
Decrease in restricted cash held for future cash distribution to option holders	—	2,817	—
Proceeds from maturities and sales of short-term investments	3,410	22,857	250

NET CASH USED IN INVESTING ACTIVITIES	(80,742)	(57,028)	(85,083)

The accompanying notes are an integral part of these consolidated financial statements.

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In thousands)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Cash flows (used in) provided by financing activities:
Principal payments on long-term debt	(2,004,715)	(9,786)	(32,029)
Proceeds from issuance of long-term debt, net of issuance costs	2,166,442	—	339,108
Payment of long-term debt issuance costs, net of proceeds	—	(1,009)	—
Principal payments on capital leases	(499)	(402)	(364)
Proceeds from exercise of stock options	1,727	1,199	787
Common stock cash dividends paid	(260,055)	—	(422,979)
Payment of interest rate cap	(1,247)	(1,663)	(1,664)
Capital reduction resulting from cash distribution to option holders	(6,925)	(935)	(3,020)
Proceeds from issuance of common stock	—	5,000	—
Increase in restricted cash held for future cash distribution to option holders	—	—	(9,501)

NET CASH USED IN FINANCING ACTIVITIES	(105,272)	(7,596)	(129,662)
Effect of change in exchange rates on cash and cash equivalents	(11,844)	69	2,819

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(37,779)	132,255	(36,962)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	357,445	225,190	262,152

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$319,666	$357,445	$225,190

Supplemental disclosure of cash flow information:
Cash paid for taxes	$(4,849)	$(7,641)	$(7,822)
Cash paid for interest, net of capitalized amounts ($3.8 million and $ 2.4 million for 2014 and 2013, respectively)	$(167,493)	$(149,359)	$(130,295)

The accompanying notes are an integral part of these consolidated financial statements.

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock		Additional Paid-In- Capital	Accumulated Loss	Accumulated Other Comprehensive Income	Total Stockholder’s Equity
	Number of Shares	Par Value
Balance, December 31, 2011	151,802	$1,518	$1,331,826	$(108,313)	$10,140	$1,235,171
Stock-based compensation (Note 6)	—	—	18,557	—	—	18,557
Exercise of stock options	88	1	786	—	—	787
Dividend payment	—	—	(422,979)	—	—	(422,979)
Capital reduction resulting from cash distribution to option holders	—	—	(6,530)	—	—	(6,530)
Tax benefit from cash distributions to option holders	—	—	1,163	—	—	1,163
Other equity activity	—	—	(2)	—	—	(2)
Other comprehensive income	—	—	—	—	22,468	22,468
Net income	—	—	—	583	—	583

Balance, December 31, 2012	151,890	$1,519	$922,821	$(107,730)	$32,608	$849,218

Stock-based compensation (Note 6)	—	—	5,682	—	—	5,682
Exercise of stock options	132	1	1,198			1,199
Executive purchase of shares	958	10	9,990	—	—	10,000
Issuance of promissory note	—	—	(5,000)	—	—	(5,000)
Capital reduction resulting from cash distribution to option holders	—	—	(1,241)	—	—	(1,241)
Tax benefit from cash distributions to option holders	—	—	109	—	—	109
Other comprehensive income	—	—	—	—	(2,412)	(2,412)
Net income	—	—	—	13,027	—	13,027

Balance, December 31, 2013	152,980	$1,530	$933,559	$(94,703)	$30,196	$870,582

Stock-based compensation (Note 6)	—	—	14,849	—	—	14,849
Exercise of stock options	192	2	1,725	—	—	1,727
Capital reduction resulting from cash distribution to option holders	—	—	(6,629)	—	—	(6,629)
Tax benefit from cash distributions to option holders	—	—	124	—	—	124
Dividend payment	—	—	(261,670)	—	—	(261,670)
Payment on promissory note	—	—	1,615	—	—	1,615
Other comprehensive loss	—	—	—	—	(65,297)	(65,297)
Net loss	—	—	—	(35,961)	—	(35,961)

Balance, December 31, 2014	153,172	$1,532	$683,573	$(130,664)	$(35,101)	$519,340

The accompanying notes are an integral part of these consolidated financial statements.

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Business

Interactive Data Holdings Corporation and Subsidiaries (the “Company”), through its wholly owned subsidiary Interactive Data Corporation (“Opco”), was founded in 1968 and is a leading provider of mission-critical financial market data, analytics, and related solutions that are deeply embedded with its clients’ workflows. The Company’s products and services help increase transparency and efficiency and reduce risk for the world’s largest financial institutions. More than 5,000 financial institutions, and approximately 600 software and service providers use the Company’s products and services, incorporating its mission-critical information throughout their investment lifecycle, including areas such as trading, portfolio management, regulatory compliance, risk management and securities valuation. The Company’s clients include 49 of the top 50 global asset managers, all of the top 50 U.S. mutual funds, 48 of the top 50 U.S. banks, 33 of the top 50 global hedge funds, all of the top 15 global custodians, all of the top 10 global investment banks and all of the top 5 index providers.

The Company’s financial reporting is currently based on two reportable operating segments: Pricing and Reference Data, and Trading Solutions. The Pricing and Reference Data segment represents the Company’s evaluated pricing, reference data and fixed income and equity analytics service areas. The Trading Solutions segment represents the Company’s real-time data feeds, trading infrastructure managed services, hosted web applications and workstations.

The Pricing and Reference Data segment provides an extensive set of market data products and analytics, many of which are proprietary, to over 5,000 clients worldwide. The Company’s clients include asset management firms, mutual fund companies, hedge funds, pension funds, insurance companies, exchange traded fund (“ETF”) sponsors, banks, and brokerage firms, as well as hundreds of value added resellers (“VARs”) such as custodians, software providers and other outsourcing organizations. The Pricing and Reference Data segment provides: (1) evaluated pricing services on approximately 2.7 million fixed income securities and other hard-to-value financial instruments; (2) reference data on over 10 million global financial instruments, including descriptive data, terms and conditions and corporate actions; (3) end-of-day pricing data from a range of sources, including approximately 120 financial markets and exchanges; and (4) fixed income and equity portfolio analytics and data.

The Trading Solutions segment provides products and services to thousands of global clients that support a range of trading, wealth management and other investment applications. The Trading Solutions segment provides: (1) real-time market data feeds from over 450 sources in a normalized format; (2) trading infrastructure managed services that facilitate low latency electronic trading across a range of asset classes; and (3) workstations and customized hosted web applications that provide access to market data and related analytics and tools for financial advisors, investment professionals, individual investors and a range of corporate clients.

The Company was formed in anticipation of and to facilitate the acquisition of Interactive Data Corporation (“Opco”). On May 3, 2010, the Company entered into an agreement to be acquired by investment funds managed by Silver Lake Group, L.L.C. and Warburg Pincus LLC (collectively, the “Sponsors”). Pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Igloo Merger Corporation (“Merger Sub”) and Hg Investors LLC, on July 29, 2010, the Company completed its merger (the “Merger”) with Merger Sub. The Company was the surviving corporation in the Merger. Hg Investors LLC was subsequently merged into Igloo Intermediate Corporation (“Intermediate”). As a result of the Merger, and the subsequent merger of Hg Investors LLC into Intermediate, Opco is now wholly-owned by Intermediate, which in turn, is wholly owned by the Company.

Reverse Stock Split

The Company effected a 1-for-9 reverse stock split on July 21, 2015. The reverse stock split proportionately reduced all issued and outstanding shares of common stock, as well as common stock underlying stock options and restricted stock outstanding immediately prior to the effectiveness of the reverse stock split. The exercise price on outstanding equity based-grants was proportionately increased, while the number of shares available under the Company’s 2010 Incentive Plan was proportionately reduced. Share and per share data (except par value) for all periods presented reflect the effects of this reverse stock split. References to numbers of shares of common stock and per share data in the accompanying financial statements and notes thereto have been adjusted to reflect the reverse stock split on a retroactive basis.

Principles of Consolidation

The consolidated financial statements include the results of the Company and all majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Unaudited Pro Forma Information

Unaudited pro forma earnings per share is computed using the weighted average number of shares of common stock outstanding after giving effect to the extinguishment of a portion of the Company’s total debt, a one-time payment to the affiliates of the Sponsors in connection with the termination of the Management Agreement (Note 12 “Related Party Transactions”) and vesting of certain restricted stock awards and other share based payments which would be triggered upon consummation of the initial public offering contemplated by the Company. Unaudited pro forma earnings per share presented for the year ended December 31, 2014 is calculated as if such transactions had occurred at the date the Company issued such shares or the beginning of the applicable period, as appropriate. Stock-based compensation expense recognized at the time of an initial public offering will depend on the number of shares held by the Sponsors subject to a liquidity event at that time. See Note 6 for additional information.

Cash, Cash Equivalents and Short-term Investments

Cash and cash equivalents consist primarily of cash deposits held at major financial institutions and money market fund investments. The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

Cash and cash equivalents by type at December 31, 2014 were as follows:

(In thousands)	Estimated Fair Value
Cash	$192,829
Money market funds—cash equivalent	126,837

Total	$319,666

Cash and cash equivalents by type at December 31, 2013 were as follows:

(In thousands)	Estimated Fair Value
Cash	$303,902
Money market funds—cash equivalent	53,543

Total	$357,445

During the year ended December 31, 2014, the Company received cash proceeds totaling $3.4 million from the maturity of certain short-term investments that were held at December 31, 2013. During the year ended December 31, 2013, the Company received cash proceeds totaling $22.9 million from the maturities and sales of certain short-term investments offset by the purchase of short-term investments totaling $3.3 million.

The Company had classified the term deposit as held to maturity on the Company’s Consolidated Balance Sheet at December 31, 2013, as it had an original maturity of one year. Interest on the term deposit was recorded within interest income within the Company’s Consolidated Statement of Operations.

In addition, at December 31, 2014 and 2013, the Company holds $7.1 million and $6.7 million in restricted cash, respectively, of which $4.1 million and $4.0 million, respectively, is included in Other Current assets and $3.0 million and $2.7 million, respectively, is included in Other assets in the Consolidated Balance sheet. This cash is restricted in its use as it represents cash that is dedicated to future quarterly cash distributions paid to individuals determined to be qualified options holders at both December 19, 2012 and May 5, 2014, as their unvested options outstanding at those dates continue to vest over the established service period. These cash distribution payments will be made under the conditions set by the Company’s Board of Directors providing an equitable adjustment to the Company’s stock option holders to account for the decrease in the Company’s common stock value as a result of an extraordinary dividend paid to shareholders in each December 2012 and June 2014. Refer to Note 6 “Stock-Based Compensation,” Note 7 “Stockholders’ Equity” and Note 17 “Debt” for further discussion.

Fair Value of Financial Instruments

Refer to the discussion in Note 15, “Fair Value Measurements” below for further discussion surrounding the fair value of the Company’s financial instruments.

The Company currently invests excess cash balances primarily in cash deposits held at major banks, money market fund accounts, and other forms of short-term investments. The carrying amounts of cash deposits, short-term investments, trade receivables, trade payables and accrued liabilities, as reported on the Consolidated Balance Sheets as of December 31, 2014 and 2013, approximate their fair value because of the short maturity of those instruments. The carrying value of borrowings outstanding on Opco’s Senior Secured Facilities bear interest at a variable rate and are considered to approximate fair value. The carrying value of Opco’s Senior Notes due 2019 and the Toggle Notes, which both bear interest at a fixed rate, differ from their fair values as determined based on market based information available from public sources. Refer to Note 15 “Fair Value Measurements”, Note 16 “Derivatives” and Note 17 “Debt” below for further discussion.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable and collectability is reasonably assured. Revenue for subscription based contracts is recognized ratably over the life of the contract and revenue for usage based contracts is recognized in the month that the products/services are provided. Certain of the Company’s businesses collect fees for installation/set-up services which, if deemed a separate deliverable with standalone value, are recognized upon delivery as long as the remaining criteria for recognition of revenue have been achieved. Revenue for installation/set-up services, that do not meet the criteria for separation, is recognized ratably either over the contractual term or the expected client relationship life. Revenue for professional services is recognized as the services are provided. Revenue for hardware is recognized when installation is completed and the related services go-live.

Some contracts include multiple elements for which the Company determines whether the various elements meet the applicable criteria to be accounted for as separate elements and makes estimates regarding the relative fair values. Revenue for elements that cannot be separated is recognized once the revenue recognition criteria for the entire arrangement have been met or over the period that the Company’s obligation to perform is fulfilled. Consideration for elements that are deemed separable is allocated to the separate elements at the inception of the arrangement on the basis of their relative selling price and recognized based on meeting authoritative criteria to do so.

The Company also evaluates all contracts in order to determine appropriate gross versus net revenue reporting.

Deferred revenue represents contractual billings in excess of revenue recognized. The Company records revenue net of applicable sales tax collected and remitted to state and local taxing jurisdictions. Taxes collected from clients are recorded as a liability in the balance sheet.

Accounts Receivable, Concentration of Credit Risk and Uncertainties, Allowance for Doubtful Accounts

The Company is subject to credit risk through trade receivables. Credit risk with respect to trade receivables is mitigated by the diversification of the Company’s operations, as well as its large client base and its geographical dispersion. No single client accounts for more than 10% of revenue for any period presented. At December 31, 2014, one client accounted for 11% of accounts receivable; no other client accounted for more than 10% of accounts receivable. At December 31, 2013, no single client accounted for more than 10% of accounts receivable. Ongoing credit evaluations of clients’ financial condition are performed although collateral is not required. The Company maintains reserves for potential credit losses. At December 31, 2014, management believes that the Company had no significant concentrations of credit risk. The Company maintains an allowance for doubtful accounts and sales credits that is the Company’s best estimate of potentially uncollectible trade receivables. Provisions are made based upon a specific review of all significant outstanding invoices that are considered potentially uncollectible in whole or in part. For those invoices not specifically reviewed or considered uncollectible, general provisions are provided at different rates, based upon the age of the receivable, historical experience, and other currently available evidence. The reserve estimates are adjusted as additional information becomes known or payments are made. The provision for doubtful accounts is included within selling, general and administrative expenses and the provision for sales credits is included as a reduction of revenue on our consolidated statements of operations. The Company recorded $1.6 million, $1.5 million and $2.0 million of bad debt expense to selling, general and administrative expense for the years ended December 31, 2014, 2013 and 2012, respectively.

Income Taxes

The Company determines its income tax expense in each of the jurisdictions in which it operates. In determining income for financial statement purposes, the Company must make certain estimates and apply judgment. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

Deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating its ability to recover its deferred tax assets, the Company considers all available positive and negative evidence including its past operating results, the existence of cumulative losses in the most recent years and its forecast of future taxable income. In estimating future taxable income, the Company develops assumptions including the amount of future state, federal and international pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company uses to manage the underlying businesses.

The Company currently provides U.S. income taxes on the earnings of foreign subsidiaries to the extent these earnings are currently taxable or expected to be remitted. U.S. taxes have not been provided on net accumulated foreign unremitted earnings. Quantification of the deferred tax liability associated with indefinitely reinvested earnings is not practicable. Due to statutory limitations imposed by local governments, portions of our cash and cash equivalents held at our foreign subsidiaries are not available for repatriation.

The Company recognizes future tax benefits or expenses attributable to its taxable temporary differences and net operating loss carry forwards. The Company recognizes deferred tax assets to the extent that the recoverability of these assets satisfy the “more likely than not” recognition criteria. Based upon income and projections of future taxable income, the Company believes that the recorded deferred tax assets will be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the uncertainty. To the extent a full benefit is not realized on the uncertain tax position, an income tax liability is established. The Company adjusts these liabilities as a result of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from its current estimate of the tax liabilities. A significant portion of the Company’s potential tax liabilities are recorded in non-current income taxes payable on its Consolidated Balance Sheets as payment is not expected within one year.

The calculation of the Company’s tax liabilities involves inherent uncertainties as the result of the application of complex tax regulations in a multitude of jurisdictions due to the Company’s global operations. Changes in tax laws and rates could affect the Company’s recorded deferred tax assets and liabilities in the future. The Company’s management is not aware of any such changes, however, which would have a material effect on the Company’s results of operations, financial condition or cash flows.

Goodwill

The Company performs impairment tests of goodwill assigned to the Company’s reporting units in the fourth quarter of each fiscal year, or whenever events or circumstances indicate impairment may exist.

At December 31, 2014, the Company had two reportable segments: Pricing and Reference Data and Trading Solutions. Within the Pricing and Reference Data segment, there are two reporting units: Pricing and Reference Data Services and BondEdge Solutions. Within the Trading Solutions segment, there are four reporting units: Real-Time Services, 7ticks, Desktop Solutions and Managed Solutions. All of these reporting units have been determined to represent operating segments. In the fourth quarter of 2013, in connection with its periodic review of segment information, the Company concluded that the 7ticks business should now be classified as a standalone operating segment/reporting unit. Previously 7ticks was classified as a component of the Real-Time Services operating segment/reporting unit. The Company has allocated a portion of the goodwill assigned to the legacy Real-Time Services reporting unit to the 7ticks reporting unit using the relative fair value approach based on the fair value determined in the 2013 annual impairment analysis, for which 7ticks was treated as a standalone reporting unit. Other than the classification of 7ticks as a standalone operating segment/reporting unit in 2013, the Company has not identified any other changes to the composition of its operating segments or reporting units during the years ended December 31, 2014, 2013 and 2012.

In performing goodwill assessments, the Company relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market place data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill impairment. Since judgment is involved in performing goodwill valuation analyses, there is risk that the carrying value of our goodwill may be overstated or understated. The Company calculates its goodwill valuations using an income approach models based on the present value of future cash flows of each reporting unit. The

Company’s model uses perpetual free cash flows in the calculation of the present value of future cash flows. This approach incorporates many assumptions including future growth rates, discount factors and income tax rates. Such assumptions take into account numerous factors including historical experience, anticipated economic and market conditions for purposes of determining market value from a market participant perspective. If the estimated fair value of the reporting unit exceeds the respective carrying value of the reporting unit’s assigned assets and liabilities, no impairment is recorded and no further analysis is performed.

If the estimated fair value of a reporting unit is less than the carrying value of the reporting unit’s assigned assets and liabilities, the Company would perform the Step 2 calculation required under authoritative accounting literature. In Step 2, the implied fair value of the reporting unit’s goodwill would be determined by assigning a fair value to all of the reporting unit’s assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination at fair value. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to that excess.

Intangible Assets

Intangible assets include securities data and databases, completed technology, trademarks (definite and indefinite lived), exchange relationships and customer lists arising principally from acquisitions. Such intangibles are valued on the acquisition dates based on a combination of replacement cost, comparable purchase methodologies and discounted cash flows and are amortized over their respective economic benefit periods which range from four years to twenty five years. The Company evaluates the remaining useful life of intangible assets subject to amortization on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset’s remaining useful life is changed, the Company amortizes the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. Intangible assets not subject to amortization are reviewed for impairment annually in conjunction with the Company’s goodwill impairment calculation or whenever events or circumstances indicate that impairment may exist.

Capitalized Development Costs

The Company capitalizes qualifying costs incurred as part of the development of internal-use software. Internal-use software projects have the following characteristics: the software is internally developed, acquired, or modified solely to meet the entity’s internal needs and during the development or modification of the software, there is no substantive plan or expectation that the software will be marketed externally. Qualifying costs which are capitalized are incurred during the application development stage. The application development stage is when the Company is designing the software configuration and interfaces, coding, installing the software, and performing testing of the software. Qualifying costs that were capitalized during the fiscal years ending December 31, 2014 and December 31, 2013 primarily consisted of personnel related expenses for employees and third-party consultants working on software development, coding, and testing. Costs incurred during the preliminary project stage (prior to any actual designing of the software) and in the post-implementation/operation stage (after the software has been initially implemented) are expensed as incurred. On-going development projects are evaluated for potential impairment in the event it is no longer probable that software will be completed and placed into service. Capitalized development costs are amortized on a straight-line basis over the useful life of the software, which is generally 3 to 10 years. The Company adjusts the useful lives of software in the event that new development projects are expected to replace the existing software.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires the extensive use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the consolidated financial statement date. Actual results could differ from those estimates.

Stock-Based Compensation

The Company recognizes all employee stock-based compensation, including grants of stock options, in the financial statements based on their fair values at the grant date. Expense associated with stock-based awards that have service-based vesting provisions are recognized on a straight-line basis over the requisite service period, which typically coincides with the vesting period of the grant. Expense associated with awards that have performance based vesting provisions are recognized when the performance objective is considered probable. Refer to Note 6 “Stock-based Compensation” below for further discussion.

Derivative Financial Instruments

The Company is exposed to certain risks arising from its business operations as well as general economic conditions. During the years ended December 31, 2014, 2013 and 2012, the Company managed some of its exposure to interest rate risks by the use of derivative financial instruments. From time to time, the Company uses derivatives for risk management, and does not use derivatives for speculative purposes. The Company recognizes all derivative financial instruments in the Consolidated Balance Sheets as assets or liabilities at fair value. Such amounts are recorded in the Other assets caption in the Consolidated Balance Sheets at December 31, 2013 and 2012. The Company held no derivative instruments as of December 31, 2014. The Company has only entered into cash flow hedges. For a derivative that is designated as a cash flow hedge, changes in the fair value of the derivative are recognized in accumulated other comprehensive income (“AOCI”), to the extent the derivative is effective at offsetting the changes in cash flow being hedged until the hedged item affects earnings. To the extent there is any hedge ineffectiveness, changes in fair value relating to the ineffective portion are immediately recognized in earnings in the Other income (expense) line in the Consolidated Statements of Operations during the period of the change. Refer to Note 16 “Derivatives” below for further discussion.

2. New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), regarding ASC Topic 606 of the same nomenclature. ASU 2014-09 represents the culmination of efforts by the FASB and the International Accounting Standards Board (“IASB”) to issue a common revenue standard. When effective, ASU 2014-09 will generally supersede the current revenue guidance included in ASC Topic 605 “Revenue” and it’s associated Subtopics. The ASU requires that an entity recognize revenue to depict the transfer of a promised good or service to its customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for such transfer. ASU 2014-09 also specifies accounting for certain costs incurred by an entity to obtain or fulfill a contract with a customer and provides for enhancements to revenue specific disclosures intended to allow users of the financial statements to clearly understand the nature, amount, timing and uncertainty of revenue and cash flows arising from an Entity’s contracts with its customers. ASU 2014-09 becomes effective for public entities for annual periods, and interim periods within annual periods, beginning after December 15, 2016. The ASU becomes effective for all other entities for annual periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. The Company is currently evaluating the impact, if any, the adoption of ASU 2014-09 will have on its financial position, results of operations or cash flows.

In February 2015, the FASB issued ASU No. 2015-02 Consolidation (Topic 810): Amendments to the Consolidation Analysis. This guidance focuses on a reporting company’s consolidation evaluation to determine whether certain legal entities should be consolidated. This guidance is effective for annual periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating this guidance, but does not anticipate that adoption of this guidance will have a material impact on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-3 “Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs” that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. The new guidance will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The standard applies to all entities. For public business entities, the final guidance will be effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the final guidance will be effective for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The Company is currently evaluating the impact, if any, the adoption of ASU 2015-3 will have on its financial position, results of operations or cash flows.

3. Property and Equipment

Property and equipment consisted of the following at December 31:

(In thousands)	Useful Life	2014	2013
Computer, office and communication equipment	3-5 years	$135,843	$116,628
Leasehold improvements	Life of lease	45,101	49,411
Furniture and fixtures	5-10 years	20,677	20,327
Purchased and capitalized software	3-10 years	136,706	104,812

		338,327	291,178
Less accumulated depreciation(a)		(131,735)	(105,626)

		$206,592	$185,552

(a)	Amortization of assets under capital leases is included in depreciation expense.

In connection with the purchase price allocations relating to the Merger, the Company increased the carrying value of property and equipment by $12.2 million. This amount is being depreciated over the remaining life of the related assets which range from 3.7 to 7.7 years. In the years ended December 31, 2014, 2013 and 2012, the Company recorded additional depreciation expense of $1.3 million, $1.9, million and $2.7 million, respectively, associated with this increase in carrying value.

For the years ended December 31, 2014, 2013 and 2012, the Company capitalized $45.4 million, $41.7 million and $24.6 million, respectively, related to internal-use and other software development costs and recorded depreciation expense related to internal development projects that have been placed in service of $7.0 million, $5.6 million and $5.5 million for the respective years. The remaining book value of the software developed for internal use, including assets that have been placed in service as well as assets that have not yet been placed in service, was $99.6 million and $75.6 million as of December 31, 2014 and 2013, respectively.

In the year ended December 31, 2014, the Company wrote off $14.3 million in previously capitalized costs related to internal-use projects that the Company determined were impaired. This amount is included within Cost of services in the Consolidated Statement of Operations.

In the year ended December 31, 2012, the Company wrote off $2.0 million of property and equipment destroyed as a result of storm damage that occurred during a hurricane that impacted the U.S. Eastern Seaboard in October 2012 and $0.4 million related to an internal-use software project at the Pricing and Reference Data segment that the Company determined would not produce the future cash flow necessary to recover its carrying value. These losses are included within Selling, general and administrative costs in the Consolidated Statement of Operations.

In the fourth quarter of 2012, the Company adjusted the estimated useful lives of certain information technology assets with a cost basis of approximately $10.9 million to reflect shorter estimated useful lives, resulting from a review of information technology initiatives in process at the Company. This change in accounting estimate resulted in accelerated depreciation on these assets from October 1, 2012 through the end of their estimated useful lives determined to be December 31, 2013. The impacts on the Company’s full year 2013 and 2012 results were increases in depreciation expense of approximately $2.5 million and $0.8 million, respectively. In May 2013, continued review of the Company’s information technology initiatives resulted in an extension of the estimated useful lives of these identified assets from December 31, 2013 to December 31, 2014. This change in accounting estimate resulted in a decrease in depreciation expense of $2.5 million for the year ended December 31, 2013. Therefore, the net impact for the year ended December 31, 2013 of these 2012 and 2013 changes in useful lives was inconsequential. In December 2013, Company management determined that scope changes to its information technology initiatives would further extend a portion of the estimated useful lives of the identified assets to December 31, 2015. The scope changes were identified in December 2013 and it was determined that any impact from extending the estimated useful lives would have been immaterial on the Company’s 2013 consolidated financial statements taken as a whole. Therefore, the adjustment to the estimated useful lives resulting from the identified scope changes were accounted for as a change in accounting estimate on January 1, 2014. In May 2014, Company management determined that scope changes to its information technology initiatives would further extend all of the estimated useful lives of the identified assets to the earlier of the asset’s original useful life or June 30, 2016. The impact on the Company’s full year 2014 results was a decrease in depreciation expense of $0.3 million.

During the year ended December 31, 2014, the Company placed $27.2 million of certain assets in service related to its unified technology platform internal development project. The placement of these assets in service increased depreciation expense by $0.9 million for the year ended December 31, 2014.

The Company records depreciation over the useful lives of assets using the straight-line method.

In the years ended December 31, 2014 and 2013, the Company capitalized interest of $3.8 million and $2.4 million related to long-term capital projects.

4. Intangible Assets and Goodwill

Intangible assets consisted of the following:

	Weighted Average Amortization Period	December 31, 2014			December 31, 2013
		Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
	(In thousands, except weighted average amortization period)
Amortizing Intangibles:
Completed technology(1)	5.0 years	$188,551	$(182,913)	$5,638	$193,515	$(175,483)	$18,032
Customer lists	23.8 years	1,536,607	(304,485)	1,232,122	1,567,517	(243,328)	1,324,189
Definite-lived trademarks	7.1 years	1,500	(1,054)	446	1,500	(916)	584
Data/databases	5.0 years	107,837	(95,256)	12,581	109,886	(75,089)	34,797
Exchange relationships	25.0 years	16,420	(2,901)	13,519	17,168	(2,346)	14,822

		1,850,915	(586,609)	1,264,306	1,889,586	(497,162)	1,392,424
Non-amortizing intangibles:
Indefinite-lived trademarks	Indefinite	173,832	—	173,832	177,479	—	177,479

Total		$2,024,747	$(586,609)	$1,438,138	$2,067,065	$(497,162)	$1,569,903

(1)

The Company’s on-going information technology initiatives are expected to replace certain of the Company’s completed technology assets resulting in the remaining useful lives of these assets being based on the estimated completion date of those initiatives. In December 2013, Company management, based on ongoing analysis of its in-process development initiatives, determined that the useful lives of assets that will have their useful lives impacted by completion of ongoing in-process development initiatives would have certain of these assets’ useful lives extended to December 31, 2014 and certain of these assets’ useful lives extended to May 31, 2015. This change in accounting estimate was accounted for on January 1, 2014 and resulted in an increase in Income from Operations of approximately $1.9 million in the Company’s Consolidated Statement of Operations for the year ended December 31, 2014 due to decreased amortization expense being recorded. Additionally, the change in accounting estimate had an approximate $1.2 million favorable impact on the Company’s net income for the year December 31, 2014. Finally, the extension of the estimated useful lives resulted in the weighted average amortization period for completed technologies increasing to 4.8 years from 4.4 years. In August of 2014, Company management again, based on ongoing analysis of its in-process development initiatives, determined that the useful lives of assets that will have their useful lives impacted by completion of ongoing in-process development initiatives would have certain of these assets’ useful lives extended to May 31, 2015, such that all such assets in that asset group would have lives through May 31, 2015, such date being the original estimated useful life end date for this asset group at the time of the recording of these assets in July of 2010. This change in accounting estimate was accounted for on August 1, 2014 and resulted in an increase in Income from Operations of approximately $0.9 million in the Company’s Consolidated Statement of Operations for the year ended December 31, 2014 due to decreased amortization expense being recorded. Additionally, the change in accounting estimate had an approximate $0.5 million favorable impact on the Company’s net income for the year ended December 31, 2014. Finally, the extension of the estimated useful lives resulted in the weighted average amortization period for completed technologies increasing to 5.0 years from 4.8 years.

The estimated amortization expense of definite-lived intangible assets is as follows:

(In thousands)
For year ending 12/31/15	$84,089
For year ending 12/31/16	65,578
For year ending 12/31/17	65,249
For year ending 12/31/18	64,848
For year ending 12/31/19	64,464
For years thereafter	920,078

Total	$1,264,306

The changes in the carrying amount of goodwill for the year ended December 31, 2014 by reportable segment were as follows:

(In thousands)	Pricing and Reference Data	Trading Solutions	Total
Balance as of December 31, 2012	$1,527,033	$113,508	$1,640,541

Impact of change in foreign exchange rates(a)	(4,810)	1,471	(3,339)

Balance as of December 31, 2013	$1,522,223	$114,979	$1,637,202

Impact of change in foreign exchange rates(a)	(24,429)	(5,083)	(29,512)

Balance as of December 31, 2014	$1,497,794	$109,896	$1,607,690

(a)	Foreign currency translation adjustments resulted in a decrease of $29.5 million and $3.3 million in the years ending December 31, 2014 and 2013, respectively, and primarily reflected the continued volatility of the U.S. Dollar against the British Pound and the Euro.

5. Accrued Liabilities

Accrued expenses consist of the following at December 31:

(In thousands)	2014	2013
Data and communication charges	$27,310	$25,564
Employee related costs including severance	26,011	24,098
Bonus	20,977	25,448
Professional services	8,677	6,608
Property costs	4,722	5,869
Sales commissions	3,761	3,680
Third-party commissions	3,540	3,775
Customer deposits	2,300	7,338
Sales taxes	1,203	695
Other	954	3,608

	$99,455	$106,683

6. Stock-Based Compensation

Employee Stock Option Plan

On August 4, 2010, the Company adopted its 2010 Stock Incentive Plan (the “Plan”). The Plan, as amended in September 2010, January 2011, September 2013 and September 2014, reserves 18.2 million shares of the Company’s Common Stock (subject to adjustment for certain corporate transactions) for issuances of stock-based awards to employees and other service providers as well as employees and service providers of any other direct or indirect subsidiaries of the Company . The Plan provides the Company with the ability to grant stock options, restricted stock awards, and other equity-based incentive awards as a means of providing long-term incentive compensation. Shares of the Company’s Common Stock acquired pursuant to awards granted under the Plan will be subject to certain transfer restrictions and repurchase rights set forth in the Plan.

All stock options granted to date are subject to either time-based vesting or performance-based vesting, or a combination thereof. The time-based options vest over a five year period. The vesting of performance based options are based on the return received (or deemed received) by the Sponsors on their initial equity investment in the Company upon the occurrence of certain events, including a change in control of the Company. Shares of the Company’s Common Stock acquired upon the exercise of such stock options are subject to both transfer restrictions and repurchase rights following a termination of employment. The stock options expire on the tenth anniversary of the date of grant.

The employees that have received option grants in the period through December 31, 2014 are employees of the Company, and the compensation expense will be recognized over the determined service period in the Company’s Consolidated Statement of Operations.

Executive Restricted Stock

Subsequent to the Merger, certain executives purchased or were granted an aggregate of 4.1 million shares of the Company’s Common Stock for nine dollars ($9.00) per share.

With respect to 3.8 million of these shares, there are certain transfer restrictions and repurchase rights, which allow the Company, in certain circumstances where the holder’s employment is terminated, to repurchase the shares from the employees at the lower of cost or fair market value. As a result of these repurchase features, the Company has determined the proceeds received for these shares should be recorded as a restricted stock liability. Accordingly, the proceeds from the sales of these shares of $34.5 million have been recorded in Other liabilities on the Company’s Consolidated Balance Sheets as of December 31, 2014 and 2013. Furthermore, due to these repurchase features, these share purchases are treated as early exercises of stock options for accounting purposes and are assigned a grant date fair value. The repurchase rights lapse on a change in control or public offering of the Company’s Common Stock, at which point compensation expense associated with these awards will be recognized by the Company.

The holders of the remaining 0.3 million shares have contingent put rights which would require the Company to repurchase the shares at fair value in the event the holder is terminated without cause or resigns for reasons considered acceptable in the share purchase agreement. The accounting for these contingent repurchase rights requires that the proceeds from these share purchases be presented outside of stockholders’ equity. Accordingly the Company has recorded the proceeds from the sale of these shares within Other liabilities on the Company’s Consolidated Balance Sheets as of December 31, 2014 and 2013.

Other Restricted Stock

In April 2011, the Company awarded 44,444 shares of restricted stock to a member of the Board of Directors, which vest over a 5-year period, with 11,111 shares vesting on the first anniversary of the grant date and the remaining shares vesting ratably (monthly) over the remaining 48 months of the period.

Stock-based Compensation Expense

For the years ended December 31, 2014, 2013 and 2012, the Company recognized stock-based compensation expense as follows:

(In thousands)	Year Ended December 31, 2014(b)	Year Ended December 31, 2013	Year Ended December 31, 2012(c)
Cost of services	$1,047	$1,041	$2,102
Selling, general and administrative	12,955	2,985	15,638

Stock-based compensation expense(a)	$14,002	$4,026	$17,740

(a)	During the years ended December 31, 2014, 2013 and 2012, total stock compensation expense was $14.8 million, $7.9 million and $18.4 million, respectively, prior to the capitalization of $0.8 million, $0.8 million and $0.8 million, respectively, as part of ongoing development initiatives.
(b)	During the year ended December 31, 2014, stock based compensation included $4.0 million related to cash distributions paid to employee holders of vested stock options and $6.6 million related to the payment of cash dividends to certain holders of the 3.8 million shares of the Company’s Common Stock in connection with and at the time of the 2014 Recapitalization transaction.
(c)	During the year ended December 31, 2012, stock based compensation included $3.5 million related to cash distributions paid to employee holders of vested stock options and $10.7 million related to the payment of cash dividends to certain holders of the 3.8 million shares of the Company’s Common Stock in connection with and at the time of the 2012 Recapitalization transaction.

During the years ended December 31, 2014, 2013 and 2012, there were no excess tax benefits realized related to the exercise of stock options.

Valuation Assumptions

The Company estimated the fair value of stock options with service-based conditions on the date of grant using a Black-Scholes model. The Company estimated the fair value of stock options with performance-based vesting conditions on the date of grant using the Monte Carlo Simulation model. Key assumptions used in estimating the grant date fair value of options are as follows: the fair value of the Company’s Common Stock, interest yield, expected volatility, risk-free interest rate, expected term and forfeiture rate.

Stock options with performance-based vesting conditions generally become exercisable based on the occurrence of a liquidity event that results in specified returns on the Sponsors’ initial investment. For awards with performance-based vesting conditions, the Company evaluates a range of possible future stock values to construct a distribution of where future stock prices might be. The simulations and resulting distributions give a statistically acceptable range of future stock prices for options with performance-based vesting conditions.

For stock options with performance-based vesting conditions such as a change in control or a public offering of the Company’s Common Stock, the Company considers the probability of the condition being achieved when determining expected term. For options with service-based vesting conditions, the expected term is based on when employees are expected to exercise options based on the period of vesting and the estimated timing of a potential change in control or public offering.

As the Company’s Common Stock underlying the options is not traded on any public market, the Company reviews the unlevered historical and implied volatility of the common stock of publicly traded peer companies within Opco’s industry and utilizes the resulting implied volatility, adjusted for the Company’s debt structure, when calculating the fair value of the options. The determined risk-free interest rate is based on the yield for a U.S. Treasury security having a maturity similar to the expected life of the option. The assumed forfeiture rate is determined based on historical forfeiture data as well as future expectations. The dividend yield and estimated time to complete a liquidity event are based on management’s judgment with input from the Company’s Board of Directors.

For share-based awards granted during the three-month periods ended March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014 the Board of Directors of the Company valued the Company’s Common Stock at $12.06, $10.71, $10.98 and $10.98 per share, respectively. These share prices were based on the results of the most recent valuation analysis done by the Company. The valuation analyses were performed as of December 31, 2013, May 2, 2014 and August 31, 2014, respectively, which valued the Company’s Common Stock on a non-marketable, minority interest basis. The valuation processes undertaken used generally accepted valuation methodologies to perform the valuation of the Company’s Common Stock using both the income (discounted cash flows methodology) and market (guideline-company and comparable transaction methodologies) approaches. A lack of marketability discount derived from empirical studies and theoretical models was then applied to the resulting share price to arrive at the final share price used for determining compensation cost related to share-based options issued during the applicable periods.

The last grant during the year ended December 31, 2014 occurred on November 25, 2014 and there were no indicators present at that date, or any time leading up to that date, that suggested the fair market value (“FMV”) of $10.98 per share, determined using the August 31, 2014 Common Stock value, was not reasonable upon grant of the options.

For share-based awards granted during the three-month periods ended March 31, 2013 and June 30, 2013, September 31, 2013 and December 31, 2013, the Board of Directors of the Company valued the Company’s Common Stock at $9.00, $9.72 $10.44 and $10.44 per share, respectively. These share prices were based on the results of the most recent valuation analysis done by the Company. The valuation analyses were performed as of December 19, 2012, April 30, 2013 and August 31, 2013, respectively.

The Company recognizes share-based compensation expense net of estimated forfeitures and, therefore, only recognizes compensation cost for those awards expected to vest over the service period of the awards. The Company has applied a forfeiture rate of 7% for non-executive employees and executives who received grants of less than 111,111 shares, and 0% for executives who received grants in excess of 111,111 shares, to all unvested options as of December 31, 2014 and 2013. This estimate is re-evaluated periodically and the forfeiture rate is adjusted as necessary.

No expense was recognized during the years ended December 31, 2014, 2013 or 2012 for options with performance-based vesting features, except as noted below related to the 2012 and 2014 Recapitalizations. These performance-based options become exercisable on a change in control or public offering of the Company’s Common Stock. Compensation expense associated with these awards will be recognized upon such an event.

Certain stock options held by executives are subject to call rights. The call rights permit the Company to purchase, at its discretion, any shares exercised under these option awards at a per share price equal to the lower of the option exercise price or the fair market value if the executive voluntarily terminates his employment. These call rights lapse on a change in control or public offering of the Company’s Common Stock.

The fair value of stock options granted to date under the Plan was estimated as of the date of grant using the Black-Scholes model for service-based options or Monte Carlo simulation model for awards with performance-based conditions, with the following assumptions:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Risk free interest rate	1.6%	1.4%	1.0%
Weighted average expected volatility	74.5%	77.5%	80.4%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	4.6	5.0	5.9
Weighted average fair value of underlying shares	$11.34	$10.35	$10.53

The weighted average grant-date fair value of options granted under the Plan for the years ended December 31, 2014, 2013 and 2012 was $4.41, $3.60 and $5.22, respectively.

The expected term of options granted under the Plan represents a weighted average term derived from the Monte Carlo simulation models used for each performance-based award and the service period and, to the extent established or known, the potential timing of a change in control or initial public offering of the Company’s Common Stock for awards which vest based on service conditions.

2012 Recapitalization Transaction

In December 2012, the Company completed a recapitalization transaction (the “2012 Recapitalization transaction”). The 2012 Recapitalization transaction resulted in the holders of the Company’s Common Stock and certain holders of the Company’s stock options receiving a cash dividend (in the form of a return of capital) and/or cash distribution equal to $2.7855 per share/option. Holders of the Company’s Common Stock received a cash dividend, and holders of the Company’s stock options with service-based vesting conditions received a cash distribution. Holders of the Company’s stock options with performance-based vesting conditions received a $2.78 reduction in the per share strike price (other than the performance-based options held by one of the Company’s executives, which received a reduction in strike price equal to $1.80 per share).

The total dividend payment from the Company to the Holders of its Common Stock in connection with the 2012 Recapitalization transaction was $423.0 million, which was paid on December 19, 2012. The total cash distribution payable to the holders of the Company’s vested and unvested stock options with service-based vesting conditions was $16.0 million. Of this amount, $6.5 million was paid in December 2012 to holders of vested stock options with service-based vesting conditions. Additionally, $2.7 million and $3.1 million was paid during the years ended December 31, 2014 and 2013, respectively with respect to service-based options vesting during the respective periods. As of December 31, 2014, the remaining $3.7 million related to the 2012 Recapitalization transaction will be paid upon the subsequent vesting of the service-based options. Under GAAP, this transaction constitutes a modification of all of the Company’s outstanding stock options. Accordingly, the Company revalued its Common Stock on December 19, 2012 to derive the fair market value (“FMV”) of the Company’s Common Stock immediately preceding the 2012 Recapitalization transaction and immediately after its consummation. The resulting pre- and post-transaction values were $11.25 and $9.00 per share, respectively.

These share prices were then used to determine the new option fair values for all of the outstanding stock options on December 19, 2012 pre- and post-transaction. Options with service-based vesting conditions were valued using a Black-Scholes option-pricing model, and options with performance-based vesting conditions were valued using a Monte Carlo simulation model.

In connection with the dividend payments and strike price reductions granted to option holders and restricted stock holders, which were done under equitable adjustment provisions in the 2010 Plan, the Company evaluated whether any incremental compensation was provided using the following assumptions:

	Pre-Dividend	Post-Dividend
Risk free interest rate	1.0%	1.0%
Weighted average expected volatility	83.0%	83.0%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	4.7	4.8
Weighted average fair value of underlying shares	$11.25	$9.00

The re-valuation of the Company’s stock options upon the 2012 Recapitalization transaction resulted in reductions from the pre-dividend values to the post-dividend values ranging from $1.62 to $1.89 per share for options with service-based vesting conditions and $0.45 to $0.90 per share for options with performance-based vesting conditions. As the fair value of options with service-based vesting conditions generally declined in all cases as a result of the modification, and these options are deemed probable of vesting, the stock compensation expense calculated at the grant date, as documented above, will continue to be used in calculating total compensation expense applicable to the modified awards. Conversely, although the fair value of options with performance-based vesting conditions also declined in all cases as a result of the modification, these options were not deemed probable of vesting before or after the modification and therefore the unrecognized stock compensation expense related to these options will be recalculated using the new fair values resulting from the modification. In addition, for the options with service-based vesting conditions, the Company incurred additional compensation expense, equal to the per share value of the cash distribution less any loss of option value. This additional compensation expense totaled approximately $10.0 million, of which $3.5 million related to service-based options that were vested as of December 19, 2012 and was recorded as stock-based compensation expense, and $6.5 million related to service-based options that were unvested as of that date. The $6.5 million will be recognized as other compensation expense as these options continue to vest and the related cash distributions are made by the Company. Of the $6.5 million cash distribution made on December 19, 2012, $3.0 million was recognized as a reduction in capital. Because holders of the Company’s stock options with performance-based vesting conditions received no additional cash consideration as a result of the 2012 Recapitalization transaction, no additional stock-based compensation expense was recognized related to these awards.

As a result of the 2012 Recapitalization transaction, the receipt of cash dividends by certain holders of the 3.8 million shares of the Company’s Common Stock that the Company accounts for as early exercise of stock options resulted in approximately $10.7 million of additional compensation expense to the Company for the year ended December 31, 2012. No stock-based compensation expense had previously been recognized related to these awards as the vesting conditions that would trigger expense recognition, a change in control or public offering of the Company’s Common Stock, were not deemed probable at the date of the dividend or at December 31, 2014, 2013 or 2012; therefore, the entire value of the dividend received by the holders of these shares was deemed to benefit the holder and results in stock-based compensation expense to the Company.

2014 Recapitalization Transaction

In May 2014, the Company completed a second recapitalization transaction (the “2014 Recapitalization transaction”). Concurrent to the 2014 Recapitalization transaction, the Company refinanced all its outstanding debt. For further information on the Company’s debt refinancing, refer to Note 17 “Debt” below. The 2014 Recapitalization resulted in the holders of the Company’s Common Stock and certain holders of the Company’s stock options receiving a cash dividend (in the form of a return of capital) and/or cash distribution equal to $1.71 per share/option. Holders of the Company’s Common Stock received a cash dividend, and holders of the Company’s stock options with service-based vesting conditions received a cash distribution. Holders of the Company’s stock options with performance-based vesting conditions received a $1.71 reduction in the per share strike price (other than the performance-based options held by one of Opco’s executives, which received a reduction in strike price equal to $1.1394 per share).

The total dividend payment from the Company to the holders of its common stock was $261.7 million, which was paid on May 5, 2014. The total cash distribution payable to holders of the Company’s vested and unvested stock options with service-based vesting conditions was $11.2 million. Of this amount, $6.4 million was paid on May 5, 2014 to holders of the Company’s vested stock options with service-based vesting conditions. Additionally, $1.6 million was paid with respect to service-based options vesting during the year ended December 31, 2014. As of December 31, 2014, the remaining $3.2 million will be paid upon the subsequent vesting of the service-based options. Under GAAP, this transaction constitutes a modification of all of the Company’s outstanding stock options. Accordingly, the Company revalued its Common Stock on May 2, 2014 to derive the FMV of the Company’s Common Stock immediately preceding the 2014 Recapitalization transaction and immediately after its consummation. The resulting pre-and post-transaction values were $12.24 and $10.71 per share, respectively. These share prices were then used to determine the new option fair values for all of the Company’s outstanding stock options on May 2, 2014 pre- and post-transaction. Options with service-based vesting conditions were valued using a Black-Scholes option-pricing model, and options with performance-based vesting conditions were valued using a Monte Carlo simulation model.

In connection with the dividend payments and strike price reductions granted to option holders and restricted stock holders, which were done under equitable adjustment provisions in the 2010 Plan, the Company evaluated whether any incremental compensation was provided using the following assumptions:

	Pre-Dividend	Post-Dividend
Risk free interest rate	1.3%	1.3%
Weighted average expected volatility	78.0%	78.2%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	3.9	3.9
Weighted average fair value of underlying shares	$12.24	$10.71

The re-valuation of the Company’s stock options upon the 2014 Recapitalization transaction resulted in reductions from the pre-dividend values to the post-dividend values ranging from $0.99 to $1.44 per share for options with service-based vesting conditions and $0.36 to $0.63 per share for options with performance-based vesting conditions. As the fair value of options with service-based vesting conditions generally declined in all cases as a result of the modification, and these options are deemed probable of vesting, the stock compensation expense calculated at the grant date, as documented above, will continue to be used in calculating total compensation expense applicable to the modified awards. Conversely, although the fair value of options with performance-based vesting conditions also declined in all cases as a result of the modification, these options were not deemed probable of vesting before or after the modification and therefore the unrecognized stock compensation expense related to these options will be recalculated using the new fair values resulting from the modification. In addition, for the options with service-based vesting conditions, the Company incurred additional compensation expense equal to the per share value of the cash distribution less any loss of option value. This additional compensation expense totaled approximately $6.2 million, of which $4.0 million related to service-based options that were vested as of May 5, 2014 and was recorded as stock-based compensation expense, and $2.2 million related to service-based options that were unvested as of that date. The $2.2 million will be recognized as other compensation expense as these options continue to vest and the related cash distributions are made by the Company. Because holders of the Company’s stock options with performance-based vesting conditions received no additional cash consideration as a result of the 2014 Recapitalization transaction, no additional stock-based compensation expense was recognized related to these awards.

The receipt of cash dividends by certain holders of the 3.8 million shares of the Company’s Common Stock that the Company accounts for as early exercise of stock options resulted in approximately $6.6 million of additional compensation expense to the Company for the year ended December 31, 2014. No stock-based compensation expense, other than the $10.7 million of expense recognized as a result of the 2012 Recapitalization transaction, has previously been recognized related to these shares, as the vesting conditions that would trigger expense recognition, a change in control or public offering of the Company’s Common Stock, are not deemed probable at the date of the dividend or at December 31, 2014. Therefore, the entire value of the dividend received by the holders of these shares is deemed to benefit the holder and results in stock-based compensation expense to the Company.

The Company calculates and pays the additional cash distributions related to the 2012 and 2014 Recapitalization transactions on a quarterly basis to the qualified holders of such options.

Stock-based Award Activity

A summary of the status and activity for stock option awards under the Plan for the year ended December 31, 2014, is presented below:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2013	16,517	$7.92	7.3	$42,321
Granted	1,500	10.91
Exercised	(192)	(9.09)
Forfeited	(355)	(6.24)
Expired	(35)	(9.09)

Outstanding at December 31, 2014	17,435	7.17	6.6	66,580

Vested and unvested expected to vest at December 31, 2014	16,990	7.15	6.6	65,151
Exercisable at December 31, 2014	3,196	9.20	6.2	5,679

Aggregate intrinsic value represents the difference between the estimated fair value of the Company’s common stock and the exercise price of outstanding in-the-money options. The estimated fair value of the Company’s common stock as of December 31, 2014 is $10.98.

A summary of the status and activity for executive restricted stock for the year ended December 31, 2014 is presented below:

	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (Per Share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (In thousands)
Unvested at December 31, 2013	4,094	$5.98	N/A	$7,590
Granted	—	—
Vested	—	—
Forfeited	—	—
Cancelled	—	—

Unvested at December 31, 2014	4,094	$5.98	N/A	$7,590

The value of the Company’s restricted stock was determined using methods similar to those used for options.

A summary of the status and activity for other restricted stock for the year ended December 31, 2014, is presented below:

	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (Per Share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Unvested at December 31, 2013	21	$9.00	N/A	$224
Granted	—	—		—
Vested	(9)	—		—
Forfeited	—	—		—
Cancelled	—	—		—

Unvested at December 31, 2014	12	$9.00	N/A	$138

Unrecognized Compensation Expense

Total unrecognized compensation expense, net of forfeitures, related to stock based awards and unpaid cash distributions to option holders at December 31, 2014 was $84.2 million. Of this amount, $59.7 million related to the Company’s non-vested employee stock option plan, of which $12.5 million related to awards which become exercisable based on service-based vesting conditions that will be recognized over an implicit and/or explicit weighted average service period of 2.2 years and $47.2 million of unrecognized compensation expense related to stock option awards which partially or fully vest upon meeting certain performance conditions (a change in control or a public offering of the Company’s Common Stock). Compensation expense for these awards will be recognized upon attainment of a performance condition. In the event these performance conditions occur, the amount of the $47.2 million unrecognized compensation expense recognized in the financial statements will depend on the number of shares held by the Sponsors subject to a liquidity event at that time. The remaining $24.5 million of unrecognized compensation expense relates to restricted stock discussed above. Compensation expense for restricted stock will be recognized upon a change in control or public offering of the Company’s Common Stock.

7. Stockholders’ Equity

As of December 31, 2014 and 2013, 153,172,005 and 152,980,139 shares of the Company’s Common Stock were issued and outstanding to stockholders at $0.01 par value, respectively.

In December 2012, the Company issued $350.0 million of 8.25%/9.00% Senior PIK Toggle Notes (the “Toggle Notes”) which mature on December 15, 2017, pursuant to an indenture dated as of December 18, 2012 (the “Toggle Notes Indenture”). In May of 2014, Opco completed a refinancing of all of its outstanding debt by entering into a new Senior Secured Credit Agreement dated May 2, 2014, totaling $1.9 billion and issuing $350.0 million of 5.875% Senior Notes (the “Senior Notes”) which mature on April 15, 2019, pursuant to an indenture dated May 2, 2014. The 2012 and 2014 transactions resulted in net proceeds of approximately $339.0 million and $929.9 million, respectively.

The Company used a portion of the net proceeds from both the 2012 and 2014 Refinancing Transactions to fund cash dividends to its stockholders and related cash distributions to its option holders in respect of options that were vested and unexercised as of the dividend record dates; and to fund future cash distributions to option holders in respect of service-based options that were unvested as of the dividend record dates as such options vest. The Company has paid quarterly cash distributions to option holders on an ongoing basis beginning with the quarter ended March 31, 2013 related to the 2012 debt transaction and commenced making cash distributions to option holders related to the 2014 debt transaction beginning with the quarter ended June 30, 2014. The Company expects to make additional cash distributions until all affected options have vested.

The Company recorded additional compensation expense related to cash distributions to option holders in the amounts of $7.0 million and $2.2 million during the years ended December 31, 2014 and 2013, respectively. For further information on the compensation expense impacts of the debt transactions noted herein, refer to the 2012 and 2014 Recapitalization Transactions section of Note 6 “Stock-Based Compensation” above.

8. Commitments and Contingencies

The Company has obligations under non-cancelable operating leases for real estate and equipment. Real estate leases are for the Company’s corporate headquarters, sales offices, major operating units and data centers. Certain of the leases include renewal options and escalation clauses. In addition, the Company has purchase obligations for data content.

Future contractual commitments and obligations, as of December 31, 2014 are summarized in the chart below.

	Payment Due by Period
(In thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Contractual Obligations
Long Term Debt Obligations (Note 17)	$2,590,500	$19,000	$388,000	$388,000	$1,795,500
Operating Lease Obligations	115,508	21,972	30,940	23,204	39,392
Purchase Obligations	44,505	44,505	—	—	—
Senior Notes Fixed Rate Interest Obligations(a)	88,247	20,563	41,125	26,559	—
Toggle Notes Fixed Rate Interest Obligations(b)	85,422	28,875	56,547	—	—
Variable Rate Interest Obligations(c)	559,289	90,701	178,656	174,996	114,936
Commitment Fees(d)	2,767	628	1,256	854	29

Total	$3,486,238	$226,244	$696,524	$613,613	$1,949,857

(a)	Amounts are based on the Company’s obligations under the Senior Secured Credit Facilities (defined below) at an interest rate of 4.75% as of December 31, 2014 and is subject to change
(b)	Related to the Company’s Revolving Credit Facility; assumes that no amounts are drawn on the facility.
(c)	Amounts are based on the Company’s obligations under the Senior Secured Credit Facilities at an interest rate of 4.75% as of December 31, 2014 and is subject to change.
(d)	Related to the Company’s Revolving Credit Facility; assumes that no amounts are drawn on the facility.

The Company expects to satisfy its lease and other contractual obligations from existing cash as well as cash flow from operations. Key operating locations operate in facilities under long-term leases, the earliest of which will expire in 2015. The Company believes that were it to be unable to renew any of the leases that are due to expire in 2015, suitable replacement properties are available on commercially reasonable terms.

Rental expense was $24.4 million, $23.9 million and $20.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. The Company records rent expense for leases with escalating payment terms or free-rent periods on a straight-line basis. The difference between the straight-line expense and cash payments resulted in a deferred-rent liability. This deferred-rent liability was $13.0 million and $14.5 million as of December 31, 2014 and 2013, respectively.

Purchase Obligations include the Company’s estimate of the minimum outstanding obligations under agreements to purchase goods or services that the Company believes are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time without penalty.

Long-Term Debt Obligations in the above table include Opco’s obligations under the Senior Secured Credit Facilities and the Senior Notes due 2019, including outstanding letters of credit, as well as the Company’s obligations under the Toggle Notes. Both the Senior Notes due 2019 and the Toggle Notes will be settled via lump sum payments upon maturity in April 2019 and December 2017, respectively. Fixed Rate Interest Obligations in the table above include Opco’s interest obligations under the Senior Notes due 2019 which are stated at a fixed interest rate of 5.875% and the Toggle Notes which are stated at a fixed interest rate of 8.25%. The Company also has variable interest rate obligations under the Senior Secured Credit Facilities which are included in the table above. Outstanding letters of credit totaled $0.6 million at December 31, 2014 and 2013.

On February 6, 2013, Opco refinanced its Term Loan. On May 2, 2014, Opco completed a subsequent refinancing of all of its outstanding debt. Refer to Note 17 “Debt” for additional information.

In connection with the provision of services in the ordinary course of business, the Company may be required to indemnify clients against third-party claims that the Company’s products or services infringe on the intellectual property rights of others. The Company has not been required to make material payments under such provisions. In addition, the Company’s third-party data suppliers audit the Company from time to time in the ordinary course of business (including audits underway) to determine if data the Company licenses for redistribution has been properly accounted for in accordance with the terms of the applicable license agreement. In view of the Company’s financial condition and the accruals established for related matters, management does not believe that the ultimate liability, if any, related to any of these matters will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

In addition to the amounts shown in the table above, $5.6 million of gross unrecognized tax benefits have been recorded in income taxes, as the Company is uncertain if or when such amounts may be settled. Related to these unrecognized tax benefits, the Company also recorded income taxes payable of $0.6 million for potential gross interest and penalties at December 31, 2014, not included in the table above.

9. Income Taxes

The components of loss before income taxes are as follows:

(In thousands)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Domestic	$(107,593)	$(25,798)	$(56,597)
Foreign	38,023	21,837	39,155

Total	$(69,570)	$(3,961)	$(17,442)

Income tax benefit consists of the following:

(In thousands)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Current:
Federal	$(15,774)	$4,493	$(118)
State	130	407	130
Foreign	12,223	7,018	9,526

Total current:	$(3,421)	$11,918	$9,538
Deferred:
Federal	(22,421)	(5,901)	(13,245)
State	(7,911)	(3,962)	(4,134)
Foreign	144	(19,043)	(10,184)

Total deferred	(30,188)	(28,906)	(27,563)

Income tax benefit	$(33,609)	$(16,988)	$(18,025)

Deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse.

On September 13, 2013, Treasury and the Internal Revenue Service issued final regulations regarding the deduction and capitalization of expenditures related to tangible property. The final regulations under Internal Revenue Code Sections 162, 167 and 263(a) apply to amounts paid to acquire, produce, or improve tangible property as well as dispositions of such property and are generally effective for tax years beginning on or after January 1, 2014. The Company has evaluated these regulations and determined they will not have a material impact on its consolidated results of operations, cash flows or financial position.

Components of the Company’s deferred income tax assets (liabilities) in the Consolidated Financial Statements are as follows at December 31:

(In thousands)	2014	2013
Current deferred tax assets:
Accrued expenses	$1,618	$1,282
Accounts receivable allowances	2,556	2,068
Research and development carry forward	7,207	—
Net operating loss carry forwards	14,255	17,613
Foreign tax credit carry forward	15,000	—
Other current assets	994	2,412

Total current deferred assets before valuation allowance	41,630	23,375
Valuation allowance	(112)	(136)

Total current deferred tax assets	41,518	23,239
Current deferred tax liabilities:
Other current liabilities	—	—

Total current deferred tax liabilities	—	—

Total current deferred tax assets, net of liabilities	41,518	23,239
Long-term deferred tax assets:
Deferred stock compensation	6,279	4,350
Deferred compensation	193	904
Non-compete agreements	—	596
Net operating loss carry forward	8,984	9,298
Foreign tax credit carry forward	15,878	15,172
Retirement benefit plan	276	185
Other long-term assets	11,651	20,161

Total long-term deferred assets before valuation allowance	43,261	50,666
Valuation allowance	(1,217)	(1,271)

Total long-term deferred tax assets	42,044	49,395
Long-term deferred tax liabilities:
Intangibles assets	(516,821)	(555,309)
Property	(52,896)	(41,502)
Other long term liabilities	(4,538)	(11,235)

Total long-term deferred tax liabilities	(574,255)	(608,046)

Total long-term deferred tax liability, net of assets	$(532,211)	$(558,651)

At December 31, 2014, the Company has recorded a deferred tax asset for the U.S. federal net operating loss carryforward of $10.0 million that will be carried forward to 2015 and is expected to be fully utilized in 2015. The Company also recorded a deferred tax asset for various state net operating loss carryforwards of $9.2 million at December 31, 2014. The current portion of these state net operating losses is approximately $4.2 million with the remaining 5.0 million classified as long term. The Company expects to utilize the state net operating losses within the various statutory carryforward periods on a state by state basis. The Company also has various long term foreign net operating losses of $4.0 million (subject to a valuation allowance of $0.8 million). The Company recorded a deferred tax asset for the carryforward of U.S. foreign tax credits of $30.9 million at December 31, 2014. The current portion of these foreign tax credits is approximately $15.0 million with the remaining 15.9 million classified as non-current that is expects to utilize within the statutory 10 year carryforward period.

The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of (loss) income from operations before income taxes were as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Statutory tax rate	(35.0)%	(35.0)%	(35.0)%
Increases (decreases) in tax resulting from:
State taxes, net of federal tax benefit	(7.3)	13.2	(15.0)
Foreign source income, net of credits	15.1	(2.3)	(3.6)
Income tax reserve	0.3	48.1	8.3
Foreign tax rate differential	(11.3)	(121.9)	(31.1)
Rate change	(0.6)	(233.7)	(34.7)
Return to provision adjustments, net	0.7	6.8	(11.0)
Research and development credit	(3.1)	(96.0)	—
Company recapitalization	3.3	—	21.4
Change in uncertain tax positions	(11.6)	(21.8)	(4.6)
Other	1.2	13.7	2.0

Effective tax rate	(48.3)%	(428.9)%	(103.3)%

The Company’s 2014 effective tax rate primarily differs from the statutory rate due to a release of significant uncertain tax benefits upon favorable closing of tax audits for 2008 – 2012 in the United States, Germany and United Kingdom, benefits associated with income generated in lower tax jurisdictions, the additional benefits associated with state taxes and the 2014 research and development credit. These benefits were offset by an increase in U.S. tax expense associated with a 2014 deemed dividend from a foreign subsidiary, non-tax deductible payments made to certain shareholders as part of the Company’s recapitalization and expense resulting from tax provision to tax return adjustments with respect to the filing of prior year’s returns.

The Company currently provides U.S. income taxes on the earnings of foreign subsidiaries to the extent these earnings are currently taxable or expected to be remitted. U.S. taxes have not been provided on net accumulated foreign unremitted earnings. The cumulative amount of net undistributed earnings of the Company’s foreign subsidiaries held for investment is approximately $326.3 million at December 31, 2014. Quantification of the deferred tax liability associated with permanently invested earnings is not practicable.

Unrecognized Tax Benefits

During 2014, the Company’s balance of gross unrecognized tax benefits decreased by $19.3 million upon release of reserves and settlements, respectively, related to U.S. federal and state and various foreign tax audits, and decreased $0.4 million upon the lapse of the statute of limitations in various tax jurisdictions. These decreases were offset by an increase of $1.9 million for current year and $0.8 million for prior years’ build. As of December 31, 2014, the Company had approximately $3.4 million of net uncertain tax positions which would affect our effective tax rate if recognized ($5.6 million on a gross basis).

The following table summarizes activity for Gross Unrecognized Tax Benefits for the periods presented:

(In thousands)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Balance at beginning of period	$22,968	$12,887	$13,361
Additions based on tax positions related to the current year	1,867	3,120	994
Additions for tax positions of prior years	766	8,849	380
Expiration of statutes	(442)	(442)	(284)
Reductions for tax positions for prior years	(19,301)	(1,114)	(988)
Settlements	(254)	(332)	(576)

Balance at end of period	$5,604	$22,968	$12,887

The Company recognizes net interest and penalties related to uncertain tax positions in income tax expense. Interest and penalties of $0.5 million benefit, $0.1 million expense and $0.1 million expense were provided in income tax expense for uncertain tax positions for the years ended December 31, 2014, 2013 and 2012, respectively. Gross reserves for interest and penalties of $0.6 million and $1.2 million have been provided at December 31, 2014 and 2013, respectively.

The Company files federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitations. In the normal course of business, the Company is subject to examination by taxing authorities in various jurisdictions. During 2014 The Company concluded an Internal Revenue Service examination for tax years 2008 through 2012. Other tax years that remain subject to examination include 2006 through 2013 for significant states.

10. Retirement Plans

Interactive Data 401(k) Plan (U.S.)

The Company’s U.S. employees are eligible to participate in a 401(k) Plan (the “Plan”) effective July 30, 2010. The Plan allows all employees to make contributions of a specified percentage of their compensation. The Company matches up to 4.5% of the employee’s eligible pay if the employee contributes at least 6.0% of his or her eligible pay, subject to statutory limits. The Plan additionally allows certain employees to contribute amounts above the specified percentage, which are not subject to any employer match. In addition, certain employees of the Company participate in the Interactive Data Non-Qualified Savings Plan (the “Savings Plan”) effective July 30, 2010. This Savings Plan allows those employees to set aside a portion of their compensation above the statutory limits. The employer contribution portion for the Savings Plan is the same as the Plan. Contributions made by the Company for the Plan are determined as a percentage of covered salary and amounted to $6.6 million, $6.3 million and $6.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The Plan includes an additional discretionary contribution. For this benefit for the years ended December 31, 2014, 2013 and 2012, the Company contributed $0, $2.0 million and $2.2 million, respectively. The 2013 contribution was made in April 2014 and is reflected in Accrued liabilities on the Company’s Consolidated Balance Sheet at December 31, 2013.

Interactive Data Pension Plan (U.K.)

The Company’s U.K. employees are eligible for an Interactive Data Pension Plan (the “U.K. Plan”) effective October 1, 2010. The U.K. Plan is a defined contribution plan that matches employee contributions depending on hire date and age band up to a maximum amount. The Company recorded expense in the Statements of Operations of $3.3 million, $3.0 million and $3.0 million for the years ended December 31, 2014, 2013 and 2012, respectively, related to the U.K. Plan.

11. Earnings Per Share

The Company calculates its basic and diluted net income per share in conformity with the two-class method required for companies with participating securities. Under the two-class method, in periods when the Company has net income, net income is determined by allocating undistributed earnings. In computing diluted net income, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities.

The Company’s basic net income per share is calculated by dividing the net income from continuing operations attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The diluted net income per share is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, time-vested options to purchase common stock and unvested restricted stock are considered common stock equivalents.

The Company’s earnings per share for the years ended December 31, 2014 and December 31, 2012 have been revised to correct an error in reflecting dividends received by common shareholders in those years, which was determined to be immaterial to the consolidated financial statements. The corrected earnings (loss) per share attributable to common stockholders is as follows:

	Year Ended December 31,
	2014	2012
Basic-Undistributed (loss) earnings (previously disclosed)	$(1.95)	$(2.78)
Adjustment:
Basic-Dividends per share (Note 6)	1.71	2.78

Basic (loss) earnings per share attributable to common stockholders (revised)	$(0.24)	$0.00

Diluted-Undistributed (loss) income (previously disclosed)	$(1.95)	$(2.78)
Adjustment:
Diluted-Dividends per share (Note 6)	$1.71	2.78

Diluted (loss) earnings per share attributable to common stockholders (revised)	$(0.24)	$0.00

The adjustments above have no impact on the Company’s net loss (income), financial position or cash flows for the periods presented.

Unaudited Pro Forma Information

Unaudited pro forma earnings per share is computed using the weighted average number of shares of common stock outstanding after giving effect to the extinguishment of a portion of the Company’s total debt, a one-time payment to the affiliates of the Sponsors in connection with the termination of the Management Agreement (Note 12 “Related Party Transactions”) and vesting of certain restricted stock awards and other share based payments which would be triggered upon consummation of the initial public offering contemplated by the Company. Unaudited pro forma earnings per share presented for the year ended December 31, 2014 is calculated as if such transactions had occurred at the date the Company issued such shares or the beginning of the applicable period, as appropriate.

The following table sets forth the computation of basic and diluted earnings per share attributable to common stockholders:

	Years Ended December 31,
(In thousands, except per share data)	2014		2013	2012
Net income (loss) from continuing operations attributable to stockholders		$(35,961)	$13,027	$583
Amounts allocated to participating securities		—	(413)	(19)

Net income (loss) from continuing operations attributable to common stockholders		$(35,961)	$12,614	$564

Basic weighted average common stock		149,229	148,347	147,995
Effect of dilutive securities:
Stock options		—	5	2
Unvested restricted stock		—	3	6

Dilutive weighted average common stock		149,229	148,355	148,003

Earnings (loss) per share attributable to common stockholders:
Basic		$(0.24)	$0.09	$0.00
Diluted		$(0.24)	$0.09	$0.00

Pro forma net income (loss) from continuing operations attributable to stockholders	$
Amounts allocated to participating securities

Pro forma net income (loss) from continuing operations attributable to common stockholders	$

Pro forma basic weighted average common stock
Stock options
Unvested restricted stock
Shares issued in the offering necessary to pay one-time fee for termination of Management Agreement (Note 12)
Shares issued in the offering necessary to extinguish debt
Pro forma dilutive weighted average common stock
Pro forma earnings (loss) per share attributable to common stockholders:
Basic	$
Diluted	$

12. Related Party Transactions

Management Agreement

On July 29, 2010, prior to the consummation of the Merger, certain affiliates of the Sponsors entered into a Transaction and Management Fee Agreement (the “Management Agreement”) with Merger Sub, which was assumed by Opco following the consummation of the Merger. Pursuant to the terms of the Management Agreement, such affiliates will provide monitoring, advisory and consulting services to Opco and its subsidiaries. Pursuant to the Management Agreement, such affiliates are entitled to receive an aggregate annual management fee of $3.0 million which may increase in the event that Opco or any of its subsidiaries enter into any business combination with another entity that is large enough to constitute a “significant subsidiary” of Opco under Regulation S-X as promulgated by the SEC. The Company recorded management fees under the Management Agreement of $3.0 million in the Consolidated Statement of Operations for both years ended December 31, 2014 and 2013. The amount due to such affiliates of the Sponsors at December 31, 2014 and 2013 was approximately $0.4 million for both years, and is included in Accrued liabilities on the Company’s Consolidated Balance Sheets.

The Management Agreement also provides for the reimbursement of out-of-pocket expenses incurred by the Sponsors and their affiliates in connection with the provision of services pursuant to the Management Agreement, the making of any regulatory filings related to the ownership, directly or indirectly, of Opco’s and its subsidiaries’ equity securities and the ownership or sale of such equity securities. The Management Agreement has an initial term expiring on the eight year anniversary of the Management Agreement, provided that the term will be extended for successive one-year terms unless Opco or each affiliate of the Sponsors provides notice to the other of their desire not to automatically extend the term.

Furthermore, in the event of an initial public offering of the Company’s Common Stock or certain other circumstances, including a change of control transaction and other financing, acquisition and disposition transactions, such affiliates may also receive certain additional fees in amounts to be agreed. The Management Agreement also contains customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates.

Executive Stock Purchases

As of December 31, 2014, certain executives have purchased an aggregate of 4.1 million shares of the Company’s common stock for $9.00 per share, and 1.0 million shares of the Company’s common stock for $10.44 per share. These individuals are employees of the Company. The 4.1 million shares purchased for $9.00 per share were recorded as restricted stock liabilities within the Company’s Condensed Consolidated Balance Sheet. Refer to Note 6 “Stock Based Compensation” for further discussion of the Company’s associated long-term restricted stock liability.

Executive Stock Purchase Agreement

Under the terms of the Employment Agreement dated September 12, 2013 between Opco and its newly appointed Chief Executive Officer, the Opco Chief Executive Officer was provided the right to execute a subscription agreement to purchase $10.0 million worth of the Company’s Common Stock, or 1.0 million shares at $10.44 per share. The subscription agreement was subsequently executed on September 26, 2013. The consideration for the purchase is composed of $5.0 million cash and a $5.0 million secured, recourse promissory note issued by the Opco’s Chief Executive Officer to the Company on September 26, 2013. The promissory note matures upon the earlier to occur of (i) the termination of Opco’s Chief Executive Officer’s employment for “cause” (as defined in the Employment Agreement), (ii) two business days prior to the anticipated occurrence of any event (as reasonably determined by the Company) with respect to Opco’s Chief Executive Officer, which, in any such case if the promissory note were to be outstanding on and/or after such date, would result in the Note violating Section 402 of the Sarbanes-Oxley Act of 2002, and (iii) the eighteen (18) month anniversary of the promissory note issuance date. In connection with the purchase, the Opco Chief Executive Officer became a party to the Shareholders Agreement dated as of July 29, 2010, by and among, the Company and certain stockholders. The acquired shares are subject to transfer restrictions and repurchase rights following termination of employment. As of December 31, 2014, the balance of the secured, recourse promissory note was $3.4 million, and is recorded as a reduction of Additional Paid-in Capital on the Company’s consolidated balance sheet.

Tax Sharing Agreement

Opco has entered into a tax sharing agreement with the Company. The agreement provides that the Company files a consolidated federal tax return, and that any determined tax liability/benefit shall be apportioned between the Company and Opco, as if Opco had filed a return on a stand-alone basis.

13. Segment Information

The Company operates in two reportable operating segments by providing financial market data, analytics, and related solutions to financial institutions and individual investors and investment community professionals worldwide.

Pricing and Reference Data

The Pricing and Reference Data segment provides an extensive set of market data products and analytics, many of which are proprietary, to over 5,000 clients worldwide. The Company’s clients include asset management firms, mutual fund companies, hedge funds, pension funds, insurance companies, exchange traded fund (“ETF”) sponsors, banks, and brokerage firms, as well as hundreds of VARs such as custodians, software providers, and other outsourcing organizations. The Pricing and Reference Data segment provides: (1) evaluated pricing services on approximately 2.7 million fixed income securities and other hard-to-value financial instruments; (2) reference data on over 10 million global financial instruments, including descriptive data, terms and conditions and corporate actions; (3) end-of-day pricing data from a range of sources, including approximately 120 financial markets and exchanges; and (4) fixed income and equity portfolio analytics and data.

Trading Solutions

The Trading Solutions segment provides products and services to thousands of global clients that support a range of trading, wealth management, and other investment applications. The Trading Solutions segment provides: (1) real-time market data feeds from over 450 sources in a normalized format; (2) trading infrastructure managed services that facilitate low latency electronic trading across a range of asset classes; and (3) workstations and customized hosted web applications that provide access to market data and related analytics and tools for financial advisors, investment professionals, individual investors and a range of corporate clients.

Reportable segment financial information is as follows:

	Year Ended December 31,
(In thousands, except percentages)	2014	%	2013	%	2012	%
Revenue(a):
Pricing and Reference Data	$662,904	71%	$639,631	71%	$612,422	70%
Trading Solutions	276,297	29%	265,482	29%	267,739	30%

Total	$939,201	100%	$905,113	100%	$880,161	100%

Income (loss) from operations(b):
Pricing and Reference Data	$400,751	239%	$382,709	219%	$348,036	263%
Trading Solutions	39,903	24%	34,952	20%	47,663	36%
Corporate and unallocated(c)	(272,929)	(163)%	(243,098)	(139)%	(263,318)	(199)%

Total	$167,725	100%	$174,563	100%	$132,381	100%

	As of December 31,		As of December 31,
(In thousands, except percentages)	2014	%	2013	%
Identifiable assets:
Pricing and Reference Data	$3,319,886	87%	$3,453,003	87%
Trading Solutions	310,309	8%	331,695	8%
Corporate and unallocated(d)	187,538	5%	209,474	5%

Total	$3,817,733	100%	$3,994,172	100%

The following table reconciles income from operations to loss before income taxes for the periods below:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
(In thousands)	2014	2013	2012
Income from operations(b)	$167,725	$174,563	$132,381
Interest expense, net	(156,868)	(168,658)	(150,647)
Other income, net	1,633	347	824
Loss on extinguishment of debt	(82,060)	(10,213)	—

Loss before income taxes	$(69,570)	$(3,961)	$(17,422)

(a)	Revenue is net of any inter-segment revenue and therefore represents only revenue from external clients.
(b)	Income (loss) from operations or the segment profit (loss) measure reviewed by the chief operating decision maker equals income from continuing operations before interest income and income taxes.
(c)	Corporate and unallocated loss from operations includes costs and expenses related to corporate, general and administrative activities in the U.S. and the U.K., stock-based compensation, costs associated with the Boxborough data center and all intangible asset amortization for the Company.
(d)	All goodwill and intangible assets have been allocated to the two reportable segments.

The following table presents the Company’s revenue by product areas for the periods below:

(In thousands, except percentages)	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2014	%	2013	%	2012	%
Pricing and Reference Data	$662,904	71%	$639,631	71%	$612,422	70%
Real-Time Feeds and Trading Infrastructure	$127,825	13%	$112,843	12%	$110,305	12%
Hosted Web Applications and Workstations	$148,472	16%	$152,639	17%	$157,434	18%

Total	$939,201	100%	$905,113	100%	$880,161	100%

Reportable segment information for purchases of property and equipment and depreciation expense is as follows for the periods below:

Purchases of Property and Equipment
(In thousands)	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2014	2013	2012
Pricing and Reference Data	$38,977	$48,244	$30,516
Trading Solutions	21,374	21,193	18,179
Corporate and unallocated	23,801	12,415	12,748

Total	$84,152	$81,852	$61,443

Depreciation Expense
(In thousands)	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2014	2013	2012
Pricing and Reference Data	$14,760	$13,256	$14,096
Trading Solutions	18,418	19,728	20,176
Corporate and unallocated	12,746	9,553	7,184

Total	$45,924	$42,537	$41,456

The Company’s distribution by major geographic region of revenue and long-lived assets is as follows for the periods below:

(In thousands)	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2014	2013	2012
Revenue:
United States	$649,986	$627,988	$593,041
United Kingdom	85,485	81,617	88,998
All other European countries	127,123	126,455	120,740
Asia Pacific	45,334	40,587	48,908
Rest of World	31,273	28,466	28,474

Total	$939,201	$905,113	$880,161

(In thousands)	As of December 31,	As of December 31,	As of December 31,
	2014	2013	2012
Long-lived assets:
United States	$2,515,736	$2,574,503	$2,635,406
United Kingdom	533,603	587,483	598,589
All other European countries	122,619	145,025	144,182
Asia Pacific	119,051	132,526	159,960

Total	$3,291,009	$3,439,537	$3,538,137

14. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income for the years ended December 31, 2014, 2013 and 2012 are as follows:

(In thousands)	Unrealized Gain (Loss) on Securities Net of Tax	Foreign Currency Translation Adjustments	Pension Adjustments, Net of Tax	Change in Value of Hedged Interest Rate Caps, Net of Tax	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2011	$245	$11,918	$88	$(2,111)	$10,140
Year ended December 31, 2012 other comprehensive income (loss)	88	22,534	(710)	556	22,468

Balance, December 31, 2012	$333	$34,452	$(622)	$(1,555)	$32,608

Year ended December 31, 2013 other comprehensive income (loss)	79	(4,781)	1,406	884	(2,412)

Balance, December 31, 2013	$412	$29,671	$784	$(671)	$30,196

Year ended December 31, 2014 other comprehensive (loss) income	(317)	(65,008)	(643)	671	(65,297)

Balance, December 31, 2014	$95	$(35,337)	$141	$—	$(35,101)

The tax impact on the components of accumulated other comprehensive income (loss) were as follows:

	Year Ended December 31, 2014
(In thousands)	Gross Balance	Tax Impact	Net of Tax
Unrealized loss on securities	$(548)	$231	$(317)
Foreign currency translation adjustments	(65,008)	—	(65,008)
Pension adjustments	(435)	177	(258)
Less reclassification adjustment for amortization of pension costs included in net income	(566)	181	(385)
Change in value of hedged interest rate caps	(6)	0	(6)
Less reclassification adjustment for interest rate cap related interest expense included in net income	1,135	(458)	677

Total other comprehensive loss	$(65,428)	$131	$(65,297)

	Year Ended December 31, 2013
(In thousands)	Gross Balance	Tax Impact	Net of Tax
Unrealized gain on securities	$141	$(62)	$79
Foreign currency translation adjustments	(4,781)	—	(4,781)
Pension adjustments	2,347	(742)	1,605
Less reclassification adjustment for amortization of pension costs included in net income	(293)	94	(199)
Change in value of hedged interest rate caps	(12)	4	(8)
Less reclassification adjustment for interest rate cap related interest expense included in net income	1,505	(613)	892

Total other comprehensive loss	$(1,093)	$(1,319)	$(2,412)

	Year Ended December 31, 2012
(In thousands)	Gross Balance	Tax Impact	Net of Tax
Unrealized gain on securities	$139	$(51)	$88
Foreign currency translation adjustments	22,534	—	22,534
Pension adjustments	(1,199)	440	(759)
Less reclassification adjustment for amortization of pension costs included in net income	155	(106)	49
Change in value of hedged interest rate caps	(567)	231	(336)
Less reclassification adjustment for interest rate cap related interest expense included in net income	1,504	(612)	892

Total other comprehensive income	$22,566	$(98)	$22,468

15. Fair Value Measurements

The fair value hierarchy prioritizes the inputs used to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. Observable inputs are inputs that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The three levels of the fair value hierarchy in order of priority are as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the Company’s assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available.

The following tables provide a summary of the fair values of the Company’s assets and liabilities as of December 31:

	December 31, 2014
	Fair Value Measurements Using			Assets at
(In thousands)	Level 1	Level 2	Level 3	Fair Value
Assets:
Cash and Cash Equivalents	$319,666	$—	$—	319,666
Restricted Cash	7,134	—	—	7,134
Other(1)	475	—	—	475

Total Assets	$327,275	$—	$—	$327,275

	December 31, 2014
	Fair Value Measurements Using			Liabilities at
(In thousands)	Level 1	Level 2	Level 3	Fair Value
Liabilities:
Other(1)	475	—	—	475

Total Liabilities	$475	$—	$—	$475

	December 31, 2013
	Fair Value Measurements Using			Assets at
(In thousands)	Level 1	Level 2	Level 3	Fair Value
Assets:
Cash and Cash Equivalents	$357,445	$—	$—	357,445
Short Term Investments	3,445	—	—	3,445
Restricted Cash	6,684	—	—	6,684
Other(1)	2,030	—	—	2,030

Total Assets	$369,604	$—	$—	$369,604

	December 31, 2013
	Fair Value Measurements Using			Liabilities at
(In thousands)	Level 1	Level 2	Level 3	Fair Value
Liabilities:
Other(1)	$2,030	$—	$—	$2,030

Total Liabilities	$2,030	$—	$—	$2,030

(1)	Consists of mutual fund assets held in a rabbi trust included in Prepaid expenses and other current assets, and a corresponding non-qualified deferred compensation plan liability included in Accrued liabilities on the Company’s Condensed Consolidated Balance Sheet. The fair value of the mutual fund assets and related liability are based on the quoted market price of each fund at the reporting date.

The Company currently invests excess cash balances primarily in cash deposits held at financial institutions and money market fund accounts. The carrying amounts of cash deposits, trade receivables, trade payables and accrued liabilities, as reported on the Condensed Consolidated Balance Sheets as of December 31, 2014 and December 31, 2013 approximate their fair value because of the short maturity of those instruments.

The carrying value of borrowings outstanding under the Senior Secured Credit Facilities which bear interest at a variable rate, are considered to approximate fair value. The carrying value of the Senior Notes due 2019 and the Toggle Notes, which both bear interest at a fixed rate, differ from their fair values as follows:

	December 31, 2014
(In thousands)	Carrying Value(1)	Fair Value
Senior Notes due 2019	$350,000	$351,750
Toggle Notes	$350,000	$352,625

(1)	Excludes original issue discount.

The fair value of the Senior Notes due 2019 and Toggle Notes are based on market-based information available from Standard & Poor’s Securities Evaluations as of December 31, 2014 and represents a Level 2 valuation.

16. Derivatives

Interest Rate Cap—Cash Flow Hedge

The Company is exposed to certain risks arising from both its business operations and economic conditions. In the past, the Company has managed its exposure to some of its interest rate risks by the use of derivative financial instruments in the form of interest rate caps. These interest rate caps hedged portions of the Company’s variable rate debt and contractually expired on September 30, 2014. The Company used derivatives for risk management purposes and not for speculative purposes.

On September 13, 2010, through Opco, the Company entered into three separate interest rate cap agreements to help mitigate the interest rate volatility associated with the variable rate interest on Senior Secured Credit Facilities. Interest rate cap agreements provide the right to receive cash if a reference interest rate rises above a contractual rate. The value increases as the reference interest rate rises. The aggregate premium of the cap agreements was $5.0 million, including a deferred financing charge of approximately $0.5 million. This aggregate premium was payable quarterly over 12 quarters, beginning September 30, 2011.

The critical terms of the interest rate caps were designed to mirror the terms of Opco’s LIBOR based borrowings under its Senior Secured Credit Facilities and as part of the refinancing of Opco’s Senior Secured Credit Facilities discussed in Note 17, the Company reevaluated the interest rate cap agreements and determined that the hedging relationship remained highly effective. Based on this, Opco re-designated these derivatives as cash flow hedges of the variability of a portion of the LIBOR based interest payments as follows:

•	Up to $700.0 million of principal payments during the period September 30, 2011 to September 30, 2012,

•	Up to $575.0 million of principal payments during the period October 1, 2012 to September 30, 2013, and

•	Up to $450.0 million of principal payments during the period October 1, 2013 to September 30, 2014.

To the extent the cash flow hedge is effective at offsetting the changes in cash flow being hedged, changes in its fair value are recognized in accumulated other comprehensive income (“AOCI”), until the hedged item affects earnings. Changes in fair value relating to the ineffective portion are immediately recognized in earnings. Changes in the fair value of derivatives that are not designated as hedges are recorded in earnings each period. As of December 31, 2014 and December 31, 2013, the Company determined that the existence of hedge ineffectiveness, if any, was immaterial and all changes in the fair value of the caps are recorded in the Consolidated Statements of Comprehensive Income as a component of AOCI.

The aggregate fair value of these interest rate caps was determined to be approximately $4.5 million at inception and less than $0.01 million at December 31, 2013, and is included in Other assets on the Company’s Consolidated Balance Sheets. Refer to Note 15 “Fair Value Measurements” above for related fair value disclosures. There were no interest rate cap agreements in effect as of December 31, 2014.

The tables below present the location of Opco’s derivative financial instruments on the Consolidated Balance Sheets and the loss recognized in AOCI related to the interest rate caps for the following reporting periods ended (in thousands):

(In thousands)	Balance Sheet Location	December 31, 2014	December 31, 2013
Assets:
Derivative instruments designated as a cash flow hedge:

Interest rate cap contracts	Other Assets	$0	$1

(In thousands)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Amount of income recognized in other comprehensive income, net of taxes:

Interest rate caps	$671	$884	$556

During the years ended December 31, 2014, 2013 and 2012, $1.1 million, $1.5 million and $1.5 million, respectively, was reclassified from AOCI to the Company’s Consolidated Statements of Operations related to Opco’s derivative financial instruments.

As noted above, during the year ended December 31, 2014, Opco allowed the interest rate caps to expire and Opco is no longer subject to the derivatives noted above.

17. Debt

Retired Senior Secured Credit Facilities

On May 2, 2014, Opco completed the 2014 Refinancing Transaction. As part of this transaction, the Term Loan Facility (the “Retired Term Loan Facility”) and Revolving Credit Facility (the “Retired Revolver”) outstanding on that date were retired. The Company’s borrowings outstanding under the Retired Term Loan Facility on the date of the 2014 Refinancing Transaction were $1.3 billion, which reflects the 2013 mandatory annual excess cash flow principal prepayment (“ECF”) of $7.9 million made in March 2014. The Company had $0.6 million of letters of credit outstanding, related to certain operating leases and no other borrowings outstanding under the Retired Revolver at the time of the 2014 Refinancing Transaction.

New Senior Secured Credit Facilities

As part of the 2014 Refinancing Transaction, the Company entered into new senior secured credit facilities (the “Senior Secured Credit Facilities”) pursuant to a credit agreement (the “ Credit Agreement”) dated May 2, 2014. The Credit Agreement provides Senior Secured Credit Facilities inclusive of:

•	a term loan facility (the “Term Loan Facility”) in an aggregate principal amount of $1.9 billion with a maturity date of May 2, 2021; and

•	a revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $160.0 million with a maturity date of May 2, 2019.

The Revolving Credit Facility includes a $20.0 million borrowing sublimit for letters of credit and a $25.0 million sublimit for borrowings on same-day notice. At December 31, 2014 and December 31, 2013 the Company had $0.6 million of letters of credit outstanding related to certain operating leases and Opco had no other borrowings outstanding under the Revolving Credit Facility and Retired Revolver, respectively.

Original Issue Discount and Debt Financing Costs

The Company evaluated the 2014 Refinancing Transaction as to whether borrowings were extinguished or modified on a lender-by-lender basis. At the date of the 2014 Refinancing Transaction, the Company had $18.0 million of original issue discount (“OID”) and $19.3 million of deferred financing costs recorded in its consolidated financial statements related to the Retired Term Loan Facility and the Retired Revolver (collectively, the “Retired Senior Secured Credit Facilities”). Of these amounts, $8.2 million and $8.9 million, respectively, were recorded as part of the Company’s loss on extinguishment of debt in the year ended December 31, 2014. Additionally, the Company incurred $9.5 million of OID and $16.2 million in transaction costs with third parties related to entering into the Senior Secured Credit Facilities on May 2, 2014. Of these amounts, $1.7 million of the OID included in the loss on extinguishment of debt and $5.0 million of the transaction costs were expensed as incurred and are also presented in the extinguishment of debt recorded in the year ended December 31, 2014.

Amounts of previously and newly incurred OID and transactions costs not included in the loss on extinguishment of debt are carried forward as part of the new debt and are accounted for as documented below.

Upon completion of the 2014 Refinancing Transaction, the Company had $17.6 million of OID and $21.6 million of transaction costs with third parties recorded in its consolidated financial statements in Borrowings, net of current portion and original issue discount and deferred financing costs, net, respectively, related to the Senior Secured Credit Facilities. These amounts are being amortized over the term of the Senior Secured Credit Facilities using the effective interest rate method. During the years ended December 31, 2014 and 2013, the Company recorded $4.3 million and $6.5 million, respectively, and $3.3 million and $5.0 million, respectively, of amortized interest expense related to the capitalization of deferred financing costs and accretion of OID, respectively, in its Condensed Consolidated Statements of Operations. Of the amounts recorded in the year ended December 31, 2014, $3.7 million related to the Retired Senior Secured Credit Facilities.

Interest and Fees

Borrowings under the Senior Secured Credit Facilities will bear interest at a rate equal to, at the Company’s option, either (a) LIBOR plus an applicable margin or (b) the highest of (1) the prime commercial lending rate announced by Bank of America as its “prime rate,” (2) the federal funds effective rate plus 0.50% and (3) the one-month LIBOR rate plus 1.00%, plus an applicable margin. The base rate and LIBOR rate in respect of the Term Loan Facility are subject to interest rate floors of 2.00% and 1.00%, respectively. The initial applicable margin for borrowings under the Senior Secured Credit Facilities will be 2.75% with respect to base rate borrowings and 3.75% with respect to LIBOR borrowings. The applicable margin under the Revolving Credit Facility may be reduced subject to Opco attaining certain first lien leverage ratios as defined in the Credit Agreement.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, the Company is required to pay a commitment fee of 0.50% per annum to the lenders under the Revolving Credit Facility in respect of the unutilized commitments. The commitment fee rate may be reduced to 0.375% and to 0.25% subject to Opco reducing its first lien leverage ratio to 4.5:1.0 and 4.0:1.0, respectively. As of December 31, 2014, Opco’s first lien leverage ratio was 4.1:1.0, and the commitment fee rate was 0.375%. The Company is also required to pay customary letter of credit fees.

Interest on outstanding borrowings and the commitment fee on the unutilized portion of the Revolving Credit Facility are payable in arrears at the end of each calendar quarter commencing with the quarter ended June 30, 2014. During the years ended December 31, 2014 and 2013, the Company recorded and paid interest on its Term Loan Facility of $73.7 million and $77.3 million, respectively, and $49.5 million and $50.5 million, respectively. Of the amounts recorded in the years ended December 31, 2014, $16.2 million related to the Retired Senior Secured Credit Facilities.

During each of the years ended December 31, 2014 and 2013, the Company recorded and paid commitment fees on the Revolving Credit Facility and letters of credit in the amounts of $0.8 million and less than $0.1 million, respectively, and $0.8 million and $0.2 million, respectively. Of the amounts recorded in the year ended December 31, 2014, $0.3 million related to the Retired Revolver.

Payments and Prepayments

The Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 0.25% of the original principal amount of the Term Loan Facility, or $4.8 million per quarter, beginning with the quarter ended September 30, 2014 with any remaining unpaid principal balance being payable on the May 2, 2021 maturity date. Principal amounts outstanding under the Revolving Credit Facility are due and payable in full on the May 2, 2019 maturity date.

The Company may voluntarily prepay outstanding loans under the Senior Secured Credit Facilities at any time without premium or penalty, other than customary breakage costs with respect to LIBOR loans and other than in connection with certain transactions prior to November 2, 2014 that have the effect of lowering the effective yield on the Term Loan Facility. Should Opco enter into any such repricing transaction with respect to the Term Loan Facility prior to this date, a 1% premium will be payable in respect of the repriced loans.

The Senior Secured Credit Facilities contain certain mandatory prepayment requirements. These include (i) an ECF payment, and (ii) payments related to certain asset sales. Determination of any mandatory prepayment amount is based on pre-established formulas as set forth in the Credit Agreement. ECF payments are applicable to each fiscal year commencing with the year ending December 31, 2015. The ECF payment percentage is 50% of excess cash flow as defined in the Credit Agreement but can be reduced to 25% of excess cash flow pursuant to Opco achieving a first lien leverage ratio (as defined in the Credit Agreement) of 4.5:1.0, and can be further reduced to 0% should Opco achieve a first lien leverage ratio of 4.0:1.0. As of December 31, 2014, Opco’s first lien leverage ratio was 4.1:1.0, and the commitment fee rate was 0.375%. Mandatory prepayments are applied to the scheduled installments of principal of the Term Loan Facility in direct order of maturity; furthermore, pursuant to the terms of the credit agreement, individual lenders may opt to refuse all or a portion of their proportionate share of any offered ECF payment. In such event, the declined amount of the prepayment will be retained by the Company.

Guarantees

All obligations under the Senior Secured Credit Facilities are unconditionally guaranteed by Intermediate and each existing and subsequently acquired or organized direct or indirect wholly-owned domestic subsidiary of Opco (subject to certain exceptions).

All obligations under the Senior Secured Credit Facilities and the guarantees of such obligations are secured, subject to permitted liens and other exceptions, by substantially all of the assets of Opco and each subsidiary guarantor, including (i) a perfected first-priority pledge of all the equity interests of Opco and each wholly-owned, material subsidiary of Opco directly held by Opco or a subsidiary guarantor (limited to 65% of voting stock in the case of foreign subsidiaries) and (ii) a perfected first-priority security interest in and mortgage on, substantially all tangible and intangible personal property and material fee-owned real property of Opco and the subsidiary guarantors (subject to certain exclusions).

Covenants

The Senior Secured Credit Facilities contain a number of negative covenants that, subject to certain exceptions, restrict Opco’s (and the restricted subsidiaries of Opco) ability to incur additional indebtedness, issue additional guarantees, create or incur liens, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions or repurchase its capital stock, change its lines of business, make investments, loans or advances, prepay, redeem or repurchase certain subordinated indebtedness, make certain acquisitions, engage in certain transactions with affiliates, amend material agreements governing certain subordinated indebtedness, change its fiscal year and change the passive holding company status of Intermediate. The Senior Secured Credit Facilities also include affirmative covenants and events of default. Events of default include customary events of default including the failure to comply with any affirmative or negative covenant or a change in control of Opco. Certain events of default are subject to a right to cure.

The Senior Secured Credit Facilities contain the following financial covenant:

If on the last day of any test period, defined as the end of the most recently completed four consecutive fiscal quarters, the sum of (a) the aggregate principal amounts under the Revolving Credit Facility then outstanding, plus (b) the aggregate principal amount of any Swingline Loans then outstanding, plus (c) the amount of all letter of credit disbursements then outstanding exceeds 30.0% of the aggregate principal amount available under the Revolving Credit Facility, Opco’s first lien leverage ratio (as defined in the Credit Agreement) is not to exceed 7.25:1.0 as of the last day of such test period.

In an event of default, the lenders under the Senior Secured Credit Facilities will be entitled to take various actions, including the acceleration of all amounts due under the Senior Secured Credit Facilities and all actions permitted to be taken by a secured creditor.

As of December 31, 2013, the Company was in compliance with all applicable financial covenants under its Senior Secured Credit Facilities. As of December 31, 2014, the Company was not subject to any financial covenants under its Senior Secured Credit Facilities.

Senior Notes due 2019

On July 29, 2010, the Company issued $700.0 million 10.25% senior notes (the “Retired Senior Notes”) which were due to mature on August 1, 2018, pursuant to an indenture, dated as of July 29, 2010. On May 2, 2014, the Company redeemed these notes at a redemption price of 107.4% of the principal amount as part of the 2014 Refinancing Transaction.

On May 2, 2014, the Company issued, at par, $350.0 million 5.875% senior notes (the “Senior Notes” or “Senior Notes due 2019”) which mature on April 15, 2019, pursuant to an indenture (the “Senior Notes Indenture”), dated as of May 2, 2014, among Opco, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

The Senior Notes due 2019 are Opco’s senior unsecured obligations and rank senior in right of payment to any future subordinated indebtedness; rank equally in right of payment with all of Opco’s existing and future senior indebtedness; are effectively subordinated in right of payment to Opco’s existing and future secured obligations, including indebtedness under the Senior Secured Credit Facilities, to the extent of the value of the assets securing such obligations; and are structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of Opco’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to Opco or one of Opco’s guarantor subsidiaries).

Guarantees

The Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by each of Opco’s existing and future direct or indirect wholly-owned domestic subsidiaries that guarantee Opco’s obligations under its Senior Secured Credit Facilities.

Each subsidiary guarantee ranks senior in right of payment to all future subordinated indebtedness of the subsidiary guarantor; ranks equally in right of payment with all existing and future senior indebtedness of the subsidiary guarantor; is effectively subordinated in right of payment to all existing and future secured obligations of the subsidiary guarantors, including their guarantee of indebtedness under the Senior Secured Credit Facilities, to the extent of the value of the assets securing such indebtedness; and is effectively subordinated in right of payment to all existing and future indebtedness and other liabilities, including trade payables, of any subsidiary that is not also a guarantor of the Senior Notes. Any subsidiary guarantee of the Senior Notes shall automatically terminate and the subsidiary guarantor shall be released and discharged from all obligations upon the occurrence of certain customary release provisions for the subsidiary guarantors under the Senior Notes. The Senior Notes are unsecured, and, as such, no assets are pledged for this agreement.

Optional Redemption

At any time prior to April 15, 2015, the Company may redeem all or a part of the Senior Notes, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium as defined in the Senior Notes Indenture, and accrued and unpaid interest to the date of redemption, subject to the rights of holders of Senior Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after April 15, 2015, the Company may redeem the Senior Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of the Senior Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12-month period beginning on April 15 of each of the years indicated below:

Year	Percentage
2015	102.0%
2016	101.0%
2017 and thereafter	100.0%

Prior to April 15, 2015, the Company may, at its option, on one or more occasions redeem up to 100% of the aggregate principal amount of Senior Notes at a redemption price equal to 102.0% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of a qualified equity issuance, as defined in the Senior Notes Indenture; provided that such redemption occurs within 120 days of the date of closing of such qualified equity issuance.

In the event of a change of control, unless the Company has previously or concurrently mailed a redemption notice with respect to all the outstanding Senior Notes, the Company is required to make an offer to purchase all of the Senior Notes at a price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase, subject to the right of holders of the Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date.

Covenants

The Senior Notes Indenture contains covenants limiting Opco’s ability and the ability of its restricted subsidiaries to incur additional debt or issue certain preferred shares, pay dividends on or make other distributions in respect of Opco’s capital stock or make other restricted payments, make certain investments, sell or transfer certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of Opco’s assets, enter into certain transactions with Opco’s affiliates, and designate Opco’s subsidiaries as unrestricted subsidiaries.

The Senior Notes Indenture also provides for other customary warranties and nonfinancial covenants which, if violated, would create events of default and would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable.

As of December 31, 2014, the Company was in compliance with the covenants included in the Senior Notes Indenture.

Original Issue Discount and Debt Financing Costs

At the date of the 2014 Refinancing Transaction, the Company had $9.4 million of OID and $10.5 million of deferred financing costs recorded in its consolidated financial statements related to the Retired Senior Notes. Of these amounts, $7.4 million and $8.3 million, respectively, were recorded as part of the Company’s loss on extinguishment of debt in the year ended December 31, 2014. In addition, the Company paid $51.5 million in premium payments related to the Retired Senior Notes as part of the 2014 Refinancing Transaction; $41.0 million of this amount was included in the loss on extinguishment of debt. The $10.5 million in premium that was not included in the loss on extinguishment of debt is accounted for as OID as it is deemed to represent fees paid directly to the lenders under U.S. GAAP. Finally, the Company incurred $6.4 million in new transactions costs with third parties related to the issuance of the Senior Notes due 2019 of which $1.6 million was expensed in the loss on extinguishment of debt. Amounts of legacy and newly incurred OID and transactions costs not included in the loss on extinguishment of debt are carried forward as part of the new debt and are accounted for as documented below.

In connection with the 2014 Refinancing Transaction, the Company had $12.5 million of OID and $7.0 million of transaction costs with third parties recorded in its consolidated financial statements in Borrowings, net of current portion and original issue discount and Deferred financing costs, net, respectively, related to the Senior Notes. These amounts are being amortized over the term of the Senior Notes using the effective interest rate method.

Interest

Interest on the Senior Notes accrues at the rate of 5.875% per annum and is payable semi-annually in arrears on April 15, and October 15, to holders of the notes of record on the immediately preceding April 1 and October 1, with payments commencing on October 15, 2014. During the year ended December 31, 2014, the Company paid interest on the Retired Senior Notes of $55.0 million.

At December 31, 2014 and December 31, 2013, the Company had $4.3 million and $29.9 million, respectively, of unpaid interest on the Senior Notes and Retired Senior Notes accrued in its Condensed Consolidated Balance Sheets. During the years ended December 31, 2014 and 2013, the Company recorded $1.8 million and $2.5 million, respectively, and $2.4 million and $2.2 million, respectively, of amortized interest expense, related to the capitalization of deferred financing costs and accretion of OID, respectively, in its Condensed Consolidated Statements of Operations. Of the amounts recorded in the year ended December 31, 2014, $1.6 million related to the Retired Senior Notes.

Senior PIK Toggle Notes Due 2017

On December 18, 2012, the Company issued the Toggle Notes which mature on December 15, 2017, pursuant to an indenture, dated as of December 18, 2012 (the Toggle Notes Indenture), among the Company and The Bank of New York Mellon Trust Company, N.A., as trustee. The Toggle Notes are the Company’s senior unsecured obligations and rank pari passu in right of payment to any future senior indebtedness; rank structurally subordinated to all existing and future indebtedness and other liabilities of the subsidiaries of the Company, except to the extent the Toggle Notes are guaranteed by any subsidiary of the Company in the future; are effectively subordinated to all future secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness; and rank senior in right of payment to any future subordinated indebtedness of the Company. The Toggle Notes are not guaranteed by any subsidiaries of the Company. The Toggle Notes will be structurally subordinated to indebtedness and other liabilities of subsidiaries of the Company that do not guarantee the Toggle Notes. The Company is an indirect holding company of Opco and its subsidiaries, with no material operations of its own and only limited assets or operations other than the indirect ownership of all of the capital stock of Opco. Accordingly, the Company is dependent upon the distribution of the earnings of its subsidiaries, whether in the form of dividends, advances, payments on account of intercompany obligations or otherwise, to service its debt obligations. Claims of creditors of such subsidiaries, including trade creditors, and claims of preferred stockholders of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of the Company’s creditors, including holders of the Toggle Notes. In addition, the Toggle Notes are unsecured, and, as such, no assets are pledged for this agreement. Interest on the Toggle Notes accrues at the rate of 8.25% per annum and is payable semiannually on June 15 and December 15, commencing June 15, 2013, to holders of the notes of record on the immediately preceding June 1 and December 1. The initial interest payment on the Toggle Notes must be paid in cash; however, subsequent interest payments can be made in either cash or Payment in Kind Interest (“PIK Interest”). PIK Interest is an increase in the initial principal amount of the notes, or the issuance of new notes. Cash interest will accrue on the PIK Interest at 9.00% per annum. No interest payments on the Toggle Notes were made in the period from the settlement date of December 18, 2012 through December 31, 2012. During the year ended December 31, 2014, two interest payments, for a total amount of $28.8 million, were made.

Optional Redemption

After December 15, 2013, the Company may redeem the Toggle Notes, in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record of the Toggle Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on December 15 of each of the years indicated below:

Year	Percentage
2014	101.0%
2015 and thereafter	100.0%

Covenants

The Toggle Notes Indenture contains covenants limiting the Company’s ability and the ability of its restricted subsidiaries to incur additional debt or issue certain preferred shares, pay dividends on or make other distributions in respect of the Company’s capital stock or make other restricted payments, make certain investments, sell or transfer certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets, enter into certain transactions with the Company’s affiliates, and designate the Company’s subsidiaries as unrestricted subsidiaries.

The Toggle Notes Indenture also provides for other customary warranties and nonfinancial covenants which, if violated, would create events of default and would permit or require the principal of and accrued interest on the Toggle Notes to become or to be declared due and payable. In the event of a default, any required payments would be subject to the same limitations as the regular debt service payments and payments required under a change in control, which are discussed above.

As of December 31, 2014, the Company was in compliance with its Toggle Note covenants.

Original Issue Discount and Debt Financing Costs

In connection with the Toggle Notes, the Company incurred debt financing costs of $7.4 million, of which $5.3 million represented direct issuance costs and commitment fees paid to the underwriters and $2.1 million represented transaction costs incurred with third parties. These costs were capitalized as deferred financing costs and reported in Deferred Financing Costs on the Consolidated Balance Sheet, net of amortization, for the year ended December 31, 2012. These costs are being amortized over the term of the debt instrument using the effective interest rate method.

The OID with regard to the Toggle Notes totaled $2.1 million at December 31, 2014. The original issue discount is being amortized over the life of the loan using the effective interest rate method. At December 31, 2014 and 2013, the Company had $1.2 million and $1.2 million, respectively, of unpaid interest on the Toggle Notes accrued in its Consolidated Balance Sheet. During the years ended December 31, 2014 and 2013, the Company recorded $0.7 million and $0.7 million, respectively, of amortized interest expense, related to the capitalized debt financing costs and debt discount accretion, in its Consolidated Statement of Operations.

Total Borrowings

Total borrowings consisted of the following at:

(In thousands)	December 31, 2014	December 31, 2013
Short-Term Debt:
Revolving Credit Facility	$—	$—
Term Loan Facility	19,000	25,356

Net Short-Term Debt:	$19,000	$25,356
Long-Term Debt:
Term Loan Facility	$1,871,500	$1,269,858
Senior Notes	350,000	700,000
Toggle Notes	350,000	350,000
Less Original Issue Discount—Term Loan Facility	(15,871)	(19,628)
Less Original Issue Discount—Senior Notes	(10,828)	(10,080)
Less Original Issue Discount—Toggle Notes	(2,077)	(2,777)

Net Long-Term Debt	$2,542,724	$2,287,373

The future minimum principal payments due per the Toggle Notes, the Senior Secured Credit Facilities and the Senior Notes due 2019 are as follows:

Year Ending December 31,	Principal Payments
(In thousands)
2015	$19,000
2016	19,000
2017(a)	369,000
2018	19,000
2019	369,000
2020 and thereafter	1,795,500

Total	$2,590,500

(a)	Included in the 2017 balance is the $350.0 million principal balance of the Toggle Notes due upon maturity in a lump sum payment on December 15, 2017.

18. Subsequent Events

The Company has evaluated all events and transactions that occurred after the balance sheet date of December 31, 2014 up through the issuance of these consolidated financial statements on July 24, 2015, the date these financial statements were submitted to the Securities and Exchange Commission. On July 21, 2015 the Company effected a 1-for-9 reverse stock split (Note 1) which has been reflected in the accompanying financial statements and footnotes. The Company determined there were no other material recognized or unrecognized subsequent events.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

INTERACTIVE DATA HOLDINGS CORPORATION

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (INCOME)

(In thousands)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
REVENUE	$—	$—	$—
COSTS AND EXPENSES:
Selling, general and administrative	339	588	307

Total costs and expenses	339	588	307

INCOME (LOSS) FROM OPERATIONS	(339)	(588)	(307)
Interest expense, net	(31,019)	(31,030)	(1,121)

LOSS BEFORE INCOME TAXES	(31,358)	(31,618)	(1,428)
Income tax benefit	(13,065)	(13,288)	(52)

NET LOSS BEFORE EQUITY IN NET INCOME OF SUBSIDIARIES	(18,293)	(18,330)	(1,376)
Equity in net income (loss) of subsidiaries	(17,668)	31,357	1,959

NET (LOSS) INCOME	$(35,961)	$13,027	$583

NET (LOSS) INCOME	$(35,961)	$13,027	$583
SUBSIDIARIES’ OTHER COMPREHENSIVE LOSS	(65,297)	(2,412)	22,468

COMPREHENSIVE (LOSS)/INCOME	$(101,258)	$10,615	$23,051

The financial information of Interactive Holdings Corporation (Parent Company Only) should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

INTERACTIVE DATA HOLDINGS CORPORATION

(PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

(In thousands, except share and per share information)

	December 31, 2014	December 31, 2013
ASSETS
Assets:
Cash and cash equivalents	$—	$703
Prepaid expenses and other current assets	4,087	3,980

Total current assets	4,087	4,683

Investment in subsidiary	868,422	1,230,075
Deferred financing costs, net	4,397	5,871
Deferred tax assets	27,970	14,905
Other assets	3,067	2,731

Total Assets	$907,943	$1,258,265

LIABILITIES AND EQUITY
Liabilities:
Accrued liabilities	$71	$66
Due to subsidiary	2,555	2,341
Interest payable	1,203	1,203

Total current liabilities	3,829	3,610

Other liabilities	36,850	36,850
Borrowings, net of current portion and original issue discount	347,924	347,223

Total Liabilities	388,603	387,683

Equity:
Total stockholders’ equity	519,340	870,582

Total Liabilities and Equity	$907,943	$1,258,265

The financial information of Interactive Holdings Corporation (Parent Company Only) should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

INTERACTIVE DATA HOLDINGS CORPORATION

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
NET CASH (USED IN) OPERATING ACTIVITIES	(29,312)	(26,610)	593
Cash flows used in investing activities:
Investment in subsidiary	(7,909)	(8,190)	(7,415)

NET CASH USED IN INVESTING ACTIVITIES	(7,909)	(8,190)	(7,415)

Cash flows (used in) provided by financing activities:
Proceeds from issuance of long-term debt, net of issuance costs	—	—	339,108
Dividend from subsidiary	301,771	28,715	100,000
Proceeds from exercise of stock options	1,727	1,195	787
Common stock cash dividends paid	(260,055)	—	(422,979)
Proceeds from issuance of common stock	—	5,000	—
Capital reduction from payments to option holders	(6,925)	—	—
Increase in restricted cash held for future cash distribution to option holders	—	—	(9,501)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	36,518	34,910	7,415

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(703)	110	593
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	703	593	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$—	$703	$593

The financial information of Interactive Holdings Corporation (Parent Company Only) should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

1. Basis of Presentation and Description of Business

Interactive Data Holdings Corporation (“Parent Company”)—Schedule I—Condensed Financial Information, included in this Annual Report, provides all parent company information that is required to be presented in accordance with Securities and Exchange Commission (“SEC”) rules and regulations for financial statement schedules. The accompanying condensed financial statements have been prepared in accordance with the reduced disclosure requirements permitted by the SEC. Interactive Data Holdings Corporation and Subsidiaries’ audited consolidated financial statements are included elsewhere in this Annual Report.

Interactive Data Holdings Corporation conducts limited separate operations and acts primarily as a holding company. Interactive Data Holdings Corporation issued the Senior PIK Toggle Notes on December 18, 2012. Opco is limited to its ability to pay dividends or otherwise make other distributions to its immediate parent company and, ultimately, to Interactive Data Holdings Corporation, under its senior secured credit facilities and the indentures governing its senior notes. For a discussion of the debt obligations of Interactive Data Holdings Corporation and its subsidiaries, including the Senior PIK Toggle Notes, see Note 17 “Debt”, of the audited consolidated financial statements included elsewhere in this Annual Report.

All U.S. dollar amounts presented except per share amounts are stated in thousands, unless otherwise indicated.

2. Commitments and Contingencies

For a discussion of the commitments and contingencies of Interactive Data Holdings Corporation and Subsidiaries, see Note 8, “Commitment and Contingencies”, of the audited consolidated financial statements included elsewhere in this Annual Report.

3. Related Party Transactions

For a discussion of the related party transactions of Interactive Data Holdings Corporation and Subsidiaries, see Note 12, “Related Party Transactions” of the audited consolidated financial statements included elsewhere in this Annual Report.

4. Debt

For a discussion of the Senior PIK Toggle Notes due 2017 of the Parent Company, see Note 17, “Debt”, of the audited consolidated financial statements included elsewhere in this Annual Report.

5. Dividends

Dividends paid to the Parent Company from Opco were $301,771, $28,715 and $100,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(In thousands)	Balance at Beginning of Period	Additions	Other		Write Offs / Recoveries	Balance at End of Period
Description
Allowance for doubtful accounts
Year Ended December 31, 2014	$2,030	$1,648	$(213	)(A)	$(1,004)	$2,461
Year Ended December 31, 2013	$2,625	$1,549	$(244	)(A)	$(1,900)	$2,030
Year Ended December 31, 2012	$2,658	$1,983	$82	(A)	$(2,098)	$2,625

(A)	Currency adjustments for foreign entities.

(In thousands)	Balance Beginning of Period	Additions	Other		Credits Issued	Balance at End of Period
Description
Allowance for sales credits
Year Ended December 31, 2014	$5,678	$19,285	$753	(A)	$(15,933)	$9,783
Year Ended December 31, 2013	$3,093	$14,704	$281	(A)	$(12,400)	$5,678
Year Ended December 31, 2012	$2,494	$13,848	$29	(A)	$(13,278)	$3,093

(A)	Currency adjustments for foreign entities.

(In thousands)	Balance at Beginning of Period	Additions	Other	Realization	Balance at End of Period
Description
Valuation allowance provided against deferred tax assets
Year Ended December 31, 2014	$1,407	$401	$—	$(479)	$1,329
Year Ended December 31, 2013	$1,032	$375	$—	$—	$1,407
Year Ended December 31, 2012	$1,025	$7	$—	$—	$1,032

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)

	Six Months Ended June 30,
	2015	2014
REVENUE	$467,757	$466,479
COSTS AND EXPENSES:
Cost of services (exclusive of items shown separately below)	161,576	171,197
Selling, general and administrative	152,804	153,044
Depreciation	24,218	21,868
Amortization	47,505	51,721

Total costs and expenses	386,103	397,830

INCOME FROM OPERATIONS	81,654	68,649
Interest expense, net	(74,291)	(81,559)
Other (expense) income, net	97	654
Loss on extinguishment of debt	—	(82,060)

INCOME (LOSS) BEFORE INCOME TAXES	7,460	(94,316)
Income tax benefit	(793)	(46,555)

NET INCOME (LOSS)	$8,253	$(47,761)

Earnings per share attributable to common stockholders:
Basic	$0.05	$(0.32)
Diluted	$0.05	$(0.32)
Weighted average common stock outstanding:
Basic	149,352	149,174
Diluted	149,857	149,174
Cash dividend paid per common share	$—	$1.71
Pro forma earnings per share attributable to common stockholders:
Basic
Diluted
Pro forma weighted average common stock outstanding:
Basic
Diluted

The accompanying notes are an integral part of these condensed consolidated financial statements.

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(In thousands)

	Six Months Ended June 30,
	2015	2014
Net income (loss)	$8,253	$(47,761)

Other comprehensive income (loss):
Unrealized gain (loss) on securities, net of tax	(7)	(335)
Foreign currency translation adjustments	8,694	27,702
Change in value of hedged interest rate caps, net of tax	—	(6)
Less: reclassification adjustment for interest rate cap related interest expense included in net income, net of tax	—	677

Total other comprehensive income, net of tax	8,687	28,038

Comprehensive income (loss)	$16,940	$(19,723)

The accompanying notes are an integral part of these condensed consolidated financial statements.

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share and per share information)

	Unaudited June 30, 2015	Unaudited Pro Forma June 30, 2015	Audited December 31, 2014
ASSETS
Assets:
Cash and cash equivalents	$370,744	$	$319,666
Accounts receivable, net of allowance for doubtful accounts and sales credits of $9,531 and $12,244 at June 30, 2015 and December 31, 2014, respectively	163,077		143,661
Prepaid expenses and other current assets	24,032		21,879
Deferred tax assets	41,130		41,518

Total current assets	598,983		526,724

Property and equipment, net	207,543		206,592
Goodwill	1,603,424		1,607,690
Intangible assets, net	1,386,496		1,438,138
Deferred financing costs, net	26,672		29,763
Other assets	8,388		8,826

Total Assets	$3,831,506	$	$3,817,733

LIABILITIES AND EQUITY
Liabilities:
Accounts payable, trade	$24,973	$	$13,780
Accrued liabilities	87,573		99,455
Borrowings, current	19,000		19,000
Interest payable	5,867		5,916
Income taxes payable	8,365		5,084
Deferred revenue	29,188		20,282

Total current liabilities	174,966		163,517

Income taxes payable	4,753		2,477
Deferred tax liabilities	517,130		532,211
Other liabilities	56,483		57,464
Borrowings, net of current portion and original issue discount	2,536,104		2,542,724

Total Liabilities	3,289,436		3,298,393

Commitments and contingencies (Note 7)
Equity:
Stockholders’ equity:
Common stock, $0.01 par value, 2,000,000,000 shares authorized, 153,217,020 and 153,172,005 issued and outstanding at June 30, 2015 and December 31, 2014, respectively	1,533		1,532
Additional paid-in-capital	689,362		683,573
Accumulated loss	(122,411)		(130,664)
Accumulated other comprehensive loss	(26,414)		(35,101)

Total stockholders’ equity	542,070		519,340

Total Liabilities and Equity	$3,831,506	$	$3,817,733

The accompanying notes are an integral part of these condensed consolidated financial statements.

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

(Unaudited)

(In thousands)

	Common Stock		Additional Paid-In- Capital	Accumulated Loss	Accumulated Other Comprehensive Loss	Total Stockholder’s Equity
	Number of Shares	Par Value
Balance, December 31, 2014	153,172	$1,532	$683,573	$(130,664)	$(35,101)	$519,340

Stock-based compensation (Note 3)	—	—	1,994	—	—	1,994
Exercise of options	45	1	409	—	—	410
Payment of promissory note	—	—	3,386	—	—	3,386
Other comprehensive loss (Note 12)	—	—	—	—	8,687	8,687
Net income	—	—	—	8,253	—	8,253

Balance, June 30, 2015	153,217	$1,533	$689,362	$(122,411)	$(26,414)	$542,070

The accompanying notes are an integral part of these condensed consolidated financial statements.

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Six Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net income (loss)	$8,253	$(47,761)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	71,723	73,589
Amortization of deferred financing costs and accretion of debt discounts	5,972	8,077
Deferred income taxes	(13,161)	(39,257)
Non-cash stock-based compensation	1,602	12,504
Non-cash interest expense	—	1,130
Provision for bad debts	921	1,686
Asset impairment	—	3,275
Loss on dispositions of fixed assets	120	7
Loss on extinguishment of debt	—	82,060
Foreign currency remeasurement	18,269	5,623
Changes in operating assets and liabilities, net	(7,557)	(65,903)

NET CASH PROVIDED BY OPERATING ACTIVITIES	86,142	35,030

Cash flows from investing activities:
Purchase of property and equipment	(26,939)	(43,797)
Increase in restricted cash held for future cash distributions for option holders	—	(3,145)
Proceeds from maturities and sales of short-term investments	—	3,410

NET CASH USED IN INVESTING ACTIVITIES	(26,939)	(43,532)

Cash flows from financing activities:
Principal payments on long-term debt	(9,500)	(1,995,213)
Proceeds from issuance of long-term debt, net of issuance costs	—	2,166,442
Principal payments on capital leases	(106)	(253)
Payment of interest rate cap	—	(831)
Proceeds from exercise of stock options	410	1,275
Payment on promissory note	3,386	—
Capital reduction resulting from dividend payment	—	(260,055)
Capital reduction resulting from cash distribution payment to option holders	—	(6,925)

NET CASH USED IN FINANCING ACTIVITIES	(5,810)	(95,560)
Effect of change in exchange rates on cash and cash equivalents	(2,315)	1,415

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	51,078	(102,647)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	319,666	357,445

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$370,744	$254,798

The accompanying notes are an integral part of these condensed consolidated financial statements.

INTERACTIVE DATA HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of the Business

Interactive Data Holdings Corporation and Subsidiaries (the “Company”), through its wholly-owned subsidiary Interactive Data Corporation (“Opco”), was founded in 1968 and is a leading provider of mission-critical financial market data, analytics and related solutions that are deeply embedded within its clients’ workflows. The Company’s products and services help increase transparency and efficiency and reduce risk for the world’s largest financial institutions. More than 5,000 financial institutions and approximately 600 software and service providers use the Company’s products and services, incorporating its information throughout their investment lifecycle, including areas such as trading, portfolio management, regulatory compliance, risk management and securities valuation. The Company’s clients include 49 of the top 50 global asset managers, all of the top 50 U.S. mutual funds, 48 of the top 50 U.S. banks, 33 of the top 50 global hedge funds, all of the top 15 global custodians, all of the top 10 global investment banks and all of the top 5 index providers.

The Company was formed in anticipation of and to facilitate the acquisition of Interactive Data Corporation (“Opco”). On May 3, 2010, the Company entered into an agreement to be acquired by investment funds managed by Silver Lake Group, L.L.C. and Warburg Pincus LLC (collectively, the “Sponsors”). Pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Igloo Merger Corporation (“Merger Sub”) and Hg Investors LLC, on July 29, 2010, the Company completed its merger (the “Merger”) with Merger Sub. The Company was the surviving corporation in the Merger. Hg Investors LLC was subsequently merged into Igloo Intermediate Corporation (“Intermediate”). As a result of the Merger, and the subsequent merger of Hg Investors LLC into Intermediate, Opco is now wholly-owned by Intermediate, which in turn, is wholly owned by the Company.

2. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company do not include all of the information and footnotes required by United States generally accepted accounting principles, and while the Company believes that the disclosures presented are adequate to make the information presented not misleading, these financial statements should be read in conjunction with Company’s audited financial statements and related notes included in the Company’s Annual Report for the year ended December 31, 2014. In the opinion of management, the accompanying interim financial statements and notes contain all normal and recurring adjustments and accruals considered necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows at the dates and for the periods indicated. The operating results for the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the full year ending December 31, 2015.

Unaudited Pro Forma Information

In May 2015, the Company’s board of directors authorized the Company to submit a draft registration statement to the Securities and Exchange Commission (the “SEC”) permitting the Company to sell shares of its common stock to the public. The unaudited pro forma balance sheet as of June 30, 2015 reflects the accrual of a cash dividend to be paid to the Company’s stockholders and options holders prior to the closing of this offering.

Unaudited pro forma earnings per share is computed using the weighted average number of shares of common stock outstanding after giving effect to the extinguishment of a portion of the Company’s total debt, a one-time payment to the affiliates of the Sponsors in connection with the termination of the Management Agreement (Note 16. Related Party Transactions) and vesting of certain restricted stock awards and other share based payments which would be triggered upon consummation of the initial public offering contemplated by the Company. Unaudited pro forma earnings per share presented for the six months ended June 30, 2015 is calculated as if such transactions had occurred at the date the Company issued such shares or the beginning of the applicable period, as appropriate.

Reverse Stock Split

The Company effected a 1-for-9 reverse stock split on July 21, 2015. The reverse stock split proportionately reduced all issued and outstanding shares of common stock, as well as common stock underlying stock options and restricted stock outstanding immediately prior to the effectiveness of the reverse stock split. The exercise price on outstanding equity based-grants was proportionately increased, while the number of shares available under the Company’s 2010 Incentive Plan was proportionately reduced. Share and per share data (except par value) for all periods presented reflect the effects of this reverse stock split. References to numbers of shares of common stock and per share data in the accompanying financial statements and notes thereto have been adjusted to reflect the reverse stock split on a retroactive basis.

3. Stock-Based Compensation

Employee Stock Option Plan

On August 4, 2010, the Company adopted its 2010 Stock Incentive Plan (the “Plan”). The Plan, as amended in September 2010, January 2011, September 2013, and September 2014, reserves 18.2 million shares of Common Stock (subject to adjustment for certain corporate transactions) for issuances of stock-based awards to employees and other service providers as well as employees and service providers of any other direct or indirect subsidiaries of the Company. The Plan provides the Company with the ability to grant stock options, restricted stock awards, and other equity-based incentive awards as a means of providing long-term incentive compensation. Shares of the Company’s Common Stock acquired pursuant to awards granted under the Plan will be subject to certain transfer restrictions and repurchase rights set forth in the Plan.

All stock options granted to date are subject to either time-based vesting or performance-based vesting, or a combination thereof. The time-based options vest over a five year period. The vesting of performance based options are based on the return received (or deemed received) by the Sponsors on their initial equity investment in the Company upon the occurrence of certain events, including a change in control of the Company. Shares of the Company’s Common Stock acquired upon the exercise of such stock options are subject to both transfer restrictions and repurchase rights following a termination of employment. The stock options expire on the tenth anniversary of the date of grant.

The employees that have received option grants in the period through June 30, 2015 are employees of Opco and given that Opco is a wholly owned and controlled subsidiary of the Company, the compensation expense will be recognized over the determined service period in the Company’s Consolidated Statement of Operations.

Executive Restricted Stock

Subsequent to the Merger, certain executives purchased or were granted an aggregate of 4.1 million shares of the Company’s Common Stock for nine dollars ($9.00) per share.

With respect to 3.8 million of these shares, there are certain transfer restrictions and repurchase rights, which allow the Company, in certain circumstances where the holder’s employment is terminated, to repurchase the shares from the employees at the lower of cost or fair market value. As a result of these repurchase features, the Company has determined the proceeds received for these shares should be recorded as a restricted stock liability. Accordingly, the proceeds from the sales of these shares of $34.5 million have been recorded in Other liabilities on the Company’s Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014. Furthermore, due to these repurchase features, these share purchases are treated as early exercises of stock options for accounting purposes and are assigned a grant date fair value. The repurchase rights lapse upon a change in control or public offering of the Company’s Common Stock and compensation expense associated with these awards will be recognized at that point.

The holders of the remaining 0.3 million shares have contingent put rights which would require the Company to repurchase the shares at fair value in the event the holder is terminated without cause or resigns for reasons considered acceptable in the share purchase agreement. The accounting for these contingent repurchase rights requires that the proceeds from these share purchases be presented outside of stockholders’ equity. Accordingly the Company has recorded the proceeds from the sale of these shares within Other liabilities on the Company’s Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014.

Other Restricted Stock

In April 2011, the Company awarded 44,444 shares of restricted stock to a member of the Board of Directors, which vest over a 5-year period, with 11,111 shares vesting on the first anniversary of the grant date and the remaining shares vesting ratably (monthly) over the remaining 48 months of the period.

Stock-based Compensation Expense and Valuation Assumptions

For the periods presented, the Company recognized stock-based compensation expense as follows:

(In thousands)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Cost of services	$158	$523	$259	$789
Selling, general and administrative	716	10,819	1,343	11,715

Stock-based compensation expense before income taxes(a)	$874	$11,342	$1,602	$12,504

(a)	During the three months ended June 30, 2015 and 2014, total stock compensation expense before income taxes was $1.1 million and $11.5 million, respectively, prior to the capitalization of $0.2 million and $0.2 million respectively, as part of ongoing development initiatives. During the six months ended June 30, 2015 and 2014, total stock compensation expense before income taxes was $2.0 million and $12.9 million, respectively, prior to the capitalization of $0.4 million and $0.4 million respectively, as part of ongoing development initiatives. The Company recorded additional compensation expense of $1.3 million and $1.0 million, respectively, and $2.6 million and $1.5 million, respectively, for the three and six months ended June 30, 2015 and June 30, 2014, respectively, related to cash distributions paid to employee holders of the Company’s stock options in connection with the 2012 and 2014 recapitalization transactions. Further information regarding these payments is set forth below under the headings “2012 Recapitalization Transaction” and “2014 Recapitalization Transaction.”

There were no excess tax benefits related to the exercise of stock options in either the three or six months ended June 30, 2015 and 2014.

Valuation Assumptions

The Company estimated the fair value of stock options with service-based conditions on the date of grant using a Black-Scholes model. The Company estimated the fair value of stock options with performance-based vesting conditions on the date of grant using the Monte Carlo Simulation model. Key assumptions used in estimating the grant date fair value of options are as follows: the fair value of the Company’s Common Stock, interest yield, expected volatility, risk-free interest rate, expected term and forfeiture rate.

Stock options with performance-based vesting conditions generally become exercisable on the occurrence of a liquidity event that results in specified returns on the Sponsors’ initial investment. For awards with performance-based vesting conditions, the Company evaluates a range of possible future stock values to construct a distribution of where future stock prices might be. The simulations and resulting distributions give a statistically acceptable range of future stock prices for options with performance-based vesting conditions.

For stock options with performance-based vesting conditions such as a change in control or a public offering of the Company’s Common Stock, the Company considers the probability of the condition being achieved when determining expected term. For options with service-based vesting conditions, the expected term is based on when employees are expected to exercise options based on the period of vesting and the estimated timing of a potential change in control or public offering.

As the Company’s Common Stock underlying the options was not traded on any public market as of June 30, 2015, the Company reviewed the unlevered historical and implied volatility of the common stock of publicly traded peer companies within the Company’s industry and utilized the resulting implied volatility, adjusted for the Company’s debt structure, when calculating the fair value of the options. The determined risk-free interest rate is based on the yield for a U.S. Treasury security having a maturity similar to the expected life of the option. The assumed forfeiture rate is determined based on historical forfeiture data as well as future expectations. The dividend yield and estimated time to complete a liquidity event are based on management’s judgment with input from the Company’s Board of Directors.

For share-based awards granted during the three month periods ended June 30, 2015 and March 31, 2015, the Board of Directors valued the Company’s Common Stock at $15.30 and $11.97 per share, respectively. These share prices were based on the results of the most recent valuation analysis done by the Company. The valuation analyses were performed as of April 30, 2015 and December 31, 2014, respectively, which valued the Company’s Common Stock on a non-marketable, minority interest basis. The valuation process undertaken used generally accepted valuation methodologies to perform the valuation of the Company’s Common Stock using both the income (discounted cash flows methodology) and market (guideline-company and comparable transaction methodologies) approaches. A lack of marketability discount derived from empirical studies and theoretical models was then applied to the resulting share price to arrive at the final share price used for determining compensation cost related to share-based options issued during the applicable periods.

The Company recognizes share-based compensation expense net of estimated forfeitures and, therefore, only recognizes compensation cost for those awards expected to vest over the service period of the awards. The Company has applied a forfeiture rate of 7% for non-executive employees who received grants of less than 100,000 shares and 0% for executives and non-executive employees who received grants in excess of 100,000 shares, to all unvested options as of June 30, 2015. This estimate is re-evaluated periodically and the forfeiture rate is adjusted as necessary.

No expense was recognized during the three and six-month periods ended June 30, 2015 or 2014, for options with performance-based vesting features. These options become exercisable on a change in control or public offering of the Company’s Common Stock. Compensation expense associated with these awards will be recognized upon such an event.

Certain stock options held by executives are subject to call rights. The call rights permit the Company to purchase, at its discretion, any shares exercised under these option awards at a per share price equal to the lower of the option exercise price or the fair market value if the executive voluntarily terminates his employment. These call rights lapse on a change in control or public offering of the Company’s Common Stock.

The fair values of stock options granted under the Plan were estimated as of the grant date using the Black Scholes model for options with service-based vesting conditions or the Monte Carlo Simulation model for awards with performance-based vesting conditions, applying the following assumptions:

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Risk free interest rate	1.7%	1.5%
Weighted average expected volatility	72.9%	66.4%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	4.4	4.4
Weighted average fair value of underlying shares	$15.30	$11.70

The weighted average grant-date fair value of options granted under the Plan for the six months ended June 30, 2015 and 2014 was $5.66 and $4.23, respectively.

The expected term of options granted under the Plan represents a weighted average term derived from the Monte Carlo simulation models used for each performance-based award and the service period and, to the extent established or known, the potential timing of a change in control or initial public offering of the Company’s Common Stock for awards which vest based on service conditions.

2012 Recapitalization Transaction

In December 2012, the Company completed a recapitalization transaction (the “2012 Recapitalization transaction”) which resulted in the holders of the Company’s Common Stock and certain holders of the Company’s stock options receiving a cash dividend (in the form of a return of capital) and/or cash distribution equal to $2.7855 per share/option. Holders of the Company’s Common Stock received a cash dividend, and holders of the Company’s stock options with service-based vesting conditions received a cash distribution. Holders of the Company’s stock options with performance-based vesting conditions received a $2.78 reduction in the per share strike price (other than the performance-based options held by one of the Company’s executives, which received a reduction in strike price equal to $1.80 per share).

The total dividend payment from the Company to the holders of its Common Stock in connection with the 2012 Recapitalization transaction was $423.0 million, which was paid on December 19, 2012. The total cash distribution payable to the holders of the Company’s vested and unvested stock options with service-based vesting conditions was $16.0 million. Of this amount, $6.5 million was paid in December 2012 to holders of vested stock options with service-based vesting conditions. As of June 30, 2015, the remaining $1.0 million related to the 2012 Recapitalization transaction will be expensed upon the subsequent vesting of the service-based options. Under U.S. generally accepted accounting principles (“GAAP”), this transaction constitutes a modification of all outstanding stock options. Accordingly, the Company revalued its Common Stock on December 19, 2012 to derive the fair market value (“FMV”) of the Company’s Common Stock immediately preceding the 2012 Recapitalization transaction and immediately after its consummation. The resulting pre- and post-transaction values were $11.25 and $9.00 per share, respectively. These share prices were then used to determine the new option fair values for all of the outstanding stock options on December 19, 2012 pre- and post-transaction. Options with service-based vesting conditions were valued using a Black-Scholes option-pricing model, and options with performance-based vesting conditions were valued using a Monte Carlo simulation model.

In connection with the dividend payments and strike price reductions granted to option holders and restricted stock holders, which were done under equitable adjustment provisions in the 2010 Plan, the Company evaluated whether any incremental compensation was provided using the following assumptions:

	Pre-Dividend	Post-Dividend
Risk free interest rate	1.0%	1.0%
Weighted average expected volatility	83.0%	83.0%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	4.7	4.8
Weighted average fair value of underlying shares	$11.25	$9.00

The re-valuation of stock options upon the 2012 Recapitalization transaction resulted in reductions from the pre-dividend values to the post-dividend values ranging from $1.62 to $1.89 per share for options with service-based vesting conditions and $0.45 to $0.90 per share for options with performance-based vesting conditions. As the fair value of options with service-based vesting conditions generally declined in all cases as a result of the modification, and these options are deemed probable of vesting, the stock compensation expense calculated at the grant date, as documented above, will continue to be used in calculating total compensation expense applicable to the modified awards. Conversely, although the fair value of options with performance-based vesting conditions also declined in all cases as a result of the modification, these options were not deemed probable of vesting before or after the modification and therefore the unrecognized stock compensation expense related to these options will be recalculated using the new fair values resulting from the modification. In addition, for the options with service-based vesting conditions, the Company incurred additional compensation expense, equal to the per share value of the cash distribution less any loss of option value. This additional compensation expense totaled approximately $10.0 million, of which $3.5 million related to service-based options that were vested as of December 19, 2012 and was recorded as stock-based compensation expense, and $6.5 million related to service-based options that were unvested as of that date. The $6.5 million is recognized as other compensation expense as these options continue to vest and the related cash distributions are made by the Company. Of the $6.5 million cash distribution made on December 19, 2012, $3.0 million was recognized as a reduction in capital. Because holders of stock options with performance-based vesting conditions received no additional cash consideration as a result of the 2012 Recapitalization transaction, no additional stock-based compensation expense was recognized related to these awards.

As a result of the 2012 Recapitalization transaction, the receipt of cash dividends by certain holders of the 3.8 million shares of the Company’s Common Stock that the Company accounts for as early exercise of stock options resulted in approximately $10.7 million of additional compensation expense to the Company for the year ended December 31, 2012. No stock-based compensation expense had previously been recognized related to these awards as the vesting conditions that would trigger expense recognition, a change in control or public offering of the Company’s Common Stock, were not deemed probable at the date of the dividend or at December 31, 2014, 2013 or 2012; therefore, the entire value of the dividend received by the holders of these shares was deemed to benefit the holder and results in stock-based compensation expense to the Company.

2014 Recapitalization Transaction

In May 2014, the Company completed a second recapitalization transaction (the “2014 Recapitalization transaction”). Concurrent to the 2014 Recapitalization transaction, the Company refinanced all its outstanding debt. For further information on the Company’s debt refinancing, refer to Note 13 “Debt” below. The 2014 Recapitalization resulted in the holders of the Company’s Common Stock and certain holders of the Company’s stock options receiving a cash dividend (in the form of a return of capital) and/or cash distribution equal to $1.71 per share/option. Holders of the Company’s Common Stock received a cash dividend and holders of stock options with service-based vesting conditions received a cash distribution. Holders of stock options with performance-based vesting conditions received a $1.71 reduction in the per share strike price (other than the performance-based options held by one of the Company’s executives, which received a reduction in strike price equal to $1.1394 per share).

The total dividend payment from the Company to the holders of its common stock was $261.7 million, which was paid on May 5, 2014. The total cash distribution payable to holders of the Company’s vested and unvested stock options with service-based vesting conditions was $11.2 million. Of this amount, $6.4 million was paid on May 5, 2014 to holders of the Company’s vested stock options with service-based vesting conditions. Additionally, $1.6 million was paid with respect to service-based options vesting during the year ended December 31, 2014. As of June 30, 2015, the remaining $1.9 million will be expensed upon the subsequent vesting of the service-based options. Under GAAP, this transaction constitutes a modification of all of the Company’s outstanding stock options. Accordingly, the Company revalued its Common Stock on May 2, 2014 to derive the FMV of the Company’s Common Stock immediately preceding the 2014 Recapitalization transaction and immediately after its consummation. The resulting pre-and post-transaction values were $12.24 and $10.71 per share, respectively. These share prices were then used to determine the new option fair values for all of the outstanding stock options on May 2, 2014 pre- and post-transaction. Options with service-based vesting conditions were valued using a Black-Scholes option-pricing model, and options with performance-based vesting conditions were valued using a Monte Carlo simulation model.

In connection with the dividend payments and strike price reductions granted to option holders and restricted stock holders, which were done under equitable adjustment provisions in the 2010 Plan, the Company evaluated whether any incremental compensation was provided using the following assumptions:

	Pre-Dividend	Post-Dividend
Risk free interest rate	1.3%	1.3%
Weighted average expected volatility	78.0%	78.2%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	3.9	3.9
Weighted average fair value of underlying shares	$12.24	$10.71

The re-valuation of the Company’s stock options upon the 2014 Recapitalization transaction resulted in reductions from the pre-dividend values to the post-dividend values ranging from $0.99 to $1.44 per share for options with service-based vesting conditions and $0.36 to $0.63 per share for options with performance-based vesting conditions. As the fair value of options with service-based vesting conditions generally declined in all cases as a result of the modification, and these options are deemed probable of vesting, the stock compensation expense calculated at the grant date, as documented above, will continue to be used in calculating total compensation expense applicable to the modified awards. Conversely, although the fair value of options with performance-based vesting conditions also declined in all cases as a result of the modification, these options were not deemed probable of vesting before or after the modification and therefore the unrecognized stock compensation expense related to these options will be recalculated using the new fair values resulting from the modification. In addition, for the options with service-based vesting conditions, the Company incurred additional compensation expense equal to the per share value of the cash distribution less any loss of option value. This additional compensation expense totaled approximately $6.2 million, of which $4.0 million related to service-based options that were vested as of May 5, 2014 and was recorded as stock-based compensation expense, and $2.2 million related to service-based options that were unvested as of that date. The $2.2 million will be recognized as other compensation expense as these options continue to vest and the related cash distributions are made by the Company. Because holders of the Company’s stock options with performance-based vesting conditions received no additional cash consideration as a result of the 2014 Recapitalization transaction, no additional stock-based compensation expense was recognized related to these awards.

The receipt of cash dividends by certain holders of the 3.8 million shares of the Company’s Common Stock that the Company accounts for as early exercise of stock options resulted in approximately $6.6 million of additional compensation expense to the Company for the year ended December 31, 2014. No stock-based compensation expense, other than the $10.7 million of expense recognized as a result of the 2012 Recapitalization transaction, has previously been recognized related to these shares, as the vesting conditions that would trigger expense recognition, a change in control or public offering of the Company’s Common Stock, are not deemed probable at the date of the dividend or at December 31, 2014. Therefore, the entire value of the dividend received by the holders of these shares is deemed to benefit the holder and results in stock-based compensation expense to the Company.

The Company calculates and pays the additional cash distributions related to the 2012 and 2014 Recapitalization transactions on a quarterly basis to the qualified holders of such options. As a result of the 2012 and 2014 Recapitalization transactions, the Company recorded additional compensation expense of $1.3 million and $5.0 million in the three months ended June 30, 2015 and 2014, respectively, and $2.6 million and $5.5 million in the six months ended June 30, 2015 and 2014, respectively, related to service-based options that vested during these periods.

Stock-based Award Activity

A summary of the status and activity for stock option awards under the Plan for the six months ended June 30, 2015, is presented below:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2014	17,435	$7.17	6.6
Granted	117	14.82
Exercised	(45)	(9.11)
Forfeited	(302)	(6.85)
Expired	(173)	(9.28)

Outstanding at June 30, 2015	17,032	7.20	6.1

Vested and unvested expected to vest at June 30, 2015	16,614	7.18	6.1
Exercisable at June 30, 2015	3,548	9.29	5.9

Executive Restricted Stock

A summary of the status and activity for executive restricted stock for the six months ended June 30, 2015, is presented below:

	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (Per Share)	Weighted Average Remaining Contractual Term (in years)
Unvested at December 31, 2014	4,094	$5.98	N/A
Granted	—	—
Vested	—	—
Forfeited	—	—
Cancelled	—	—

Unvested at June 30, 2015	4,094	$5.98	N/A

Other Restricted Stock

A summary of the status and activity for unvested restricted stock for the six months ended June 30, 2015, is presented below:

	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (Per Share)	Weighted Average Remaining Contractual Term (in years)
Unvested at December 31, 2014	12	$9.00	N/A
Granted	—	—
Vested	(4)	—
Forfeited	—	—
Cancelled	—	—

Unvested at June 30, 2015	8	$9.00	N/A

Unrecognized Compensation Expense

Total unrecognized compensation expense, net of forfeitures, related to stock based awards and unpaid cash distributions to option holders, was $83.5 million at June 30, 2015. Of this amount, $56.1 million related to the Company’s non-vested employee stock options, of which $9.8 million related to awards which become exercisable based on service based vesting conditions that will be recognized over an implicit and/or explicit weighted average service period of 1.7 years and $46.3 million of unrecognized compensation expense related to stock option awards that vest upon meeting certain performance conditions (a change in control or a public offering of the Company’s Common Stock). Compensation expense for these awards will be recognized upon attainment of a performance condition. In the event a performance condition occurs, the amount of the $46.3 million unrecognized compensation expense recognized in the financial statements will depend on the number of shares held by the Sponsors subject to a liquidity event at that time. Unrecognized compensation expense related to unpaid cash distributions to options holders was $2.9 million at June 30, 2015. The remaining $24.5 million of unrecognized compensation expense relates to the Company’s restricted stock discussed above. Compensation expense for the Company’s restricted stock will be recognized upon a change in control or public offering of the Company’s Common Stock.

4. Cash, Cash Equivalents and Short-term Investments

Cash and cash equivalents consist primarily of cash deposits held at major financial institutions and money market fund investments. The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

5. Fair Value Measurements

The fair value hierarchy prioritizes the inputs used to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. Observable inputs are inputs that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The three levels of the fair value hierarchy in order of priority are as follows:

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the Company’s assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available.

The following tables provide a summary of the fair values of the Company’s assets and liabilities as of:

	June 30, 2015
	Fair Value Measurements Using			Assets at
(in thousands)	Level 1	Level 2	Level 3	Fair Value
Assets:
Cash and cash equivalents	$370,744	$—	$—	370,744
Restricted cash	4,206	—	—	4,206
Other(1)	291	—	—	291

Total Assets	$375,241	$—	$—	$375,241

	June 30, 2015
	Fair Value Measurements Using			Liabilities at
(in thousands)	Level 1	Level 2	Level 3	Fair Value
Liabilities:
Other(1)	$291	$—	$—	$291

Total Liabilities	$291	$—	$—	$291

(1)	Consists of mutual fund assets held in a rabbi trust included in Prepaid expenses and other current assets, and a corresponding non-qualified deferred compensation plan liability included in Accrued liabilities on the Company’s Condensed Consolidated Balance Sheet. The fair value of the mutual fund assets and related liability are based on the quoted market price of each fund at the reporting date.

The Company currently invests excess cash balances primarily in cash deposits held at financial institutions and money market fund accounts. The carrying amounts of cash deposits, trade receivables, trade payables and accrued liabilities, as reported on the Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014, approximate their fair value because of the short maturity of those instruments.

The carrying value of borrowings outstanding under Opco’s Senior Secured Credit Facilities, which bear interest at a variable rate, are considered to approximate fair value. The carrying value of Opco’s Senior Notes due 2019 and Toggle Notes, which bear interest at a fixed rate, differ from their fair values as follows:

	June 30, 2015
(in thousands)	Carrying Value(1)	Fair Value
Senior Notes due 2019	$350,000	$354,375
Toggle Notes	$350,000	$357,000

(1)	Excludes original issue discount.

The fair value of Opco’s Senior Notes due 2019 and the Toggle Notes is based on market-based information available from Standard & Poor’s Securities Evaluations as of June 30, 2015 and represents a Level 2 valuation.

6. Segment Information

The Company operates in two reportable operating segments by providing financial market data, analytics and related services to financial institutions and individual investors and investment community professionals worldwide. The Company regularly reviews its segments and the approach used by management to evaluate performance and allocate resources.

Pricing and Reference Data

The Pricing and Reference Data segment provides an extensive set of market data products and analytics, many of which are proprietary, to over 5,000 clients worldwide. The Company’s clients include asset management firms, mutual fund companies, hedge funds, pension funds, insurance companies, ETF sponsors, index providers, banks and brokerage firms, as well as hundreds of VARs such as custodians, software providers and other outsourcing organizations. The Pricing and Reference Data segment provides: (1) evaluated pricing services on approximately 2.7 million fixed income securities and other hard-to-value financial instruments; (2) reference data on over 10 million global financial instruments, including descriptive data, terms and conditions and corporate actions; (3) end-or-day pricing data from a range of sources, including approximately 120 financial markets and exchanges; and (4) fixed income and equity portfolio analytics and data.

Trading Solutions

The Trading Solutions segment provides products and services to thousands of global clients that support a range of trading, wealth management and other investment applications. The Trading Solutions segment provides: (1) real-time market data feeds from over 450 sources in a normalized format; (2) trading infrastructure managed services that facilitate low latency electronic trading across a range of asset classes; and (3) workstations and customized hosted web applications that provide access to market data and related analytics and tools for financial advisors, investment professionals, individual investors and a range of corporate clients.

The Company evaluates its segments on the basis of revenue and income from operations. For comparative purposes, the Company has provided the information for the three and six months ended June 30, 2015 and 2014.

Reportable segment financial information is as follows:

(In thousands)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Revenue(a):
Pricing and Reference Data	$170,703	$165,830	$337,514	$328,773
Trading Solutions	64,813	66,251	130,243	137,706

Total	$235,516	$232,081	$467,757	$466,479

Income from operations(b):
Pricing and Reference Data	$102,080	$99,045	$204,264	$192,712
Trading Solutions	10,960	4,238	22,288	12,888
Corporate and unallocated(c)	(67,258)	(75,449)	(144,898)	(136,951)

Total	$45,782	$27,834	$81,654	$68,649

Reportable segment financial information for identifiable assets by reportable segment is as follows (in thousands):

(In thousands)	As of June 30, 2015	As of December 31, 2014
Identifiable assets:
Pricing and Reference Data	$3,384,666	$3,319,886
Trading Solutions	299,648	310,309
Corporate and unallocated(d)	147,192	187,538

Total	$3,831,506	$3,817,733

Reconciliation of income from operations to income before income taxes is as follows:

(In thousands)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Income from operations(b):	$45,782	$27,834	$81,654	$68,649
Interest expense, net	(37,507)	(40,224)	(74,291)	(81,559)
Other (loss) income, net	(53)	14	97	654
Loss on extinguishment of debt	—	(82,060)	—	(82,060)

Income (loss) before income taxes	$8,222	$(94,436)	$7,460	$(94,316)

(a)	Revenue is net of any inter-segment revenue and, therefore, represents only revenue from external clients.
(b)	Income from operations equals income from operations before interest income and income taxes and represents the measure of segment profit.
(c)	Corporate and unallocated loss from operations includes costs and expenses related to corporate, general and administrative activities in the U.S. and the U.K., stock-based compensation, costs associated with the Company’s Boxborough data center and all intangible asset amortization for the Company.
(d)	All Goodwill and Intangible assets have been allocated to the two reportable segments.

7. Commitments and Contingencies

In connection with the provision of services in the ordinary course of business, the Company may be required to indemnify clients against third-party claims that the Company’s products or services infringe on the intellectual property rights of others. The Company has not been required to make material payments under such provisions. A portion of the defense and/or settlement costs in some such cases is covered by various commercial liability insurance policies. In other cases, the defense and/or settlement costs are paid from the Company’s existing cash resources. In addition, the Company’s third-party data suppliers audit the Company from time to time in the ordinary course of business (including audits underway) to determine if data the Company licenses for redistribution has been properly accounted for in accordance with the terms of the applicable license agreement. In view of the Company’s financial condition and the accruals established for related matters, management does not believe that the ultimate liability, if any, related to any of these matters will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

8. Income Taxes

For the six months ended June 30, 2015 the Company’s effective tax rate after discrete items was a 10.6% benefit, as compared with a 49.4% benefit for the six months ended June 30, 2014. For the six months ended June 30, 2015, the Company recorded income tax benefit after discrete items of $0.8 million, compared with a benefit of $46.6 million for the six months ended June 30, 2014.

For the six months ended June 30, 2015, the Company’s effective tax rate, based on the estimated full year tax rate, before discrete items, was a 22.0% expense, as compared with a 38.9% benefit for the six months ended June 30, 2014. The change in the estimated annual effective tax rate, prior to the impact of discrete items, is due to the forecasted full year loss in 2014 driven by the impact of the 2014 debt refinancing and the associated expenses, including expenses related to the early extinguishment of debt and other fees.

The six months ended June 30, 2015 included a net discrete benefit of $2.4 million, primarily attributable to a release of $1.1 million of net reserves related to closure of an income tax examination with a state jurisdiction; and a $0.8 million reduction to the net deferred tax liabilities as a result of a tax rate reduction in Japan enacted in the first quarter of 2015 as well as tax provision to tax return adjustments of $0.6 million with respect to the filing of prior tax returns in foreign jurisdictions. These benefits were partially offset by interest expense on tax reserves for unrecognized tax positions.

As of June 30, 2015, the Company had approximately $2.6 million of net unrecognized tax benefits ($4.6 million on a gross basis) which would affect the Company’s effective tax rate if recognized.

The Company recognizes net interest and penalties related to uncertain tax positions in income tax expense. A net interest and penalties benefit of $0.3 million was provided in income tax expense for uncertain tax positions for both the six months ended June 30, 2015 and 2014. As of June 30, 2015, and December 31, 2014, gross reserves for interest and penalties were $0.1 million and $0.6 million, respectively.

The Company files federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. In the normal course of business, the Company is subject to examination by taxing authorities in various jurisdictions. Tax years that remain subject to examination include 2013 and 2014 for the U.S Internal Revenue Service, and 2009 through 2014 for significant states and various foreign jurisdictions.

The Company recognizes future tax benefits or expenses attributable to its taxable temporary differences and net operating loss carry forwards. Recognition of deferred tax assets is subject to the Company’s determination that realization is more likely than not. Based on taxable income projections the Company believes that the recorded deferred tax assets will be realized.

The Company was not a U.S. Federal cash taxpayer for the year ended December 31, 2014 and the Company expects to maintain such status as it pertains to U.S. Federal taxes throughout 2015 based on our expected results for fiscal 2015, including the utilization of net operating loss carry forwards, Foreign Tax Credits and Research and Development tax attributes.

9. Goodwill and Intangible Assets

Intangible assets consist of the following:

(In thousands, except weighted average amortization period)	Weighted Average Amortization Period	June 30, 2015			December 31, 2014
		Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Amortizing Intangibles:
Completed technology(1)	5.0 years	$187,252	$(185,760)	$1,492	$188,551	$(182,913)	$5,638
Customer lists	23.8 years	1,532,779	(336,116)	1,196,663	1,536,607	(304,485)	1,232,122
Definite-lived trademarks	7.1 years	1,500	(1,119)	381	1,500	(1,054)	446
Data/databases	5.0 years	107,685	(105,890)	1,795	107,837	(95,256)	12,581
Exchange relationships	25.0 years	16,076	(3,161)	12,915	16,420	(2,901)	13,519

		1,845,292	(632,046)	1,213,246	1,850,915	(586,609)	1,264,306
Non-amortizing intangibles:
Indefinite-lived trademarks	Indefinite	173,250	—	173,250	173,832	—	173,832

Total		$2,018,542	$(632,046)	$1,386,496	$2,024,747	$(586,609)	$1,438,138

(1)

The Company’s ongoing information technology initiatives are expected to replace certain of the Company’s completed technology assets resulting in the remaining useful lives of these assets being based on the estimated completion date of those initiatives. In December 2013, Company management, based on ongoing analysis of its in-process development initiatives, determined that certain of these assets’ useful lives would be extended to December 31, 2014 and certain others would be extended to May 31, 2015. This change in accounting estimate was accounted for on January 1, 2014 and resulted in an increase in Income from Operations of approximately $0.9 million for the six months ended June 30, 2014 in the Company’s Condensed Consolidated Statement of Operations due to decreased amortization expense being recorded in 2014. Additionally, the extension of the estimated useful lives resulted in the weighted average amortization period for completed technologies increasing to 4.8 years from 4.4 years. In August of 2014, Company management again, based on ongoing analysis of its in-process development initiatives, determined certain of these assets’ useful lives would be extended to May 31, 2015, such that all such assets in that asset group would have lives through May 31, 2015, such date being the original estimated useful life end date for this asset group at the time of the recording of these assets in July of 2010. This change in accounting estimate was accounted for on August 1, 2014 and resulted in an increase in Income from Operations of approximately $0.3 million in the Company’s Condensed Consolidated Statement of Operations for the six months ended June 30, 2015 due to decreased amortization expense being recorded. Additionally, the extension of the estimated useful lives resulted in the weighted average amortization period for completed technologies increasing to 5.0 years from 4.8 years.

The estimated amortization expense of definite-lived intangible assets is as follows:

(In thousands)
For remainder of year ending 12/31/15	$36,421
For year ending 12/31/16	65,454
For year ending 12/31/17	65,125
For year ending 12/31/18	64,723
For year ending 12/31/19	64,338
For years thereafter	917,185

Total	$1,213,246

The changes in the carrying amounts of goodwill by reportable segment for the six months ended June 30, 2015 are as follows (in thousands):

(In thousands)	Pricing and Reference Data	Trading Solutions	Total
Balance as of December 31, 2014	$1,497,794	$109,896	$1,607,690

Impact of change in foreign exchange rates(a)	(1,970)	(2,296)	(4,266)

Balance as of June 30, 2015	$1,495,824	$107,600	$1,603,424

(a)	Foreign currency translation adjustments totaling a decrease of $4.3 million primarily reflects the volatility of the U.S. Dollar against the U.K. Pound and the Euro during the six months ended June 30, 2015.

10. Stockholders’ Equity

As of June 30, 2015 and December 31, 2014, 153,217,020 and 153,172,005 shares of the Company’s Common Stock are issued and outstanding to stockholders at $.01 par value, respectively.

In December 2012, the Company issued $350.0 million of 8.25%/9.00% Senior PIK Toggle Notes (the “Toggle Notes”) which mature on December 15, 2017, pursuant to an indenture dated as of December 18, 2012 (the “Toggle Notes Indenture”). In May of 2014, Opco completed a refinancing of all of its outstanding debt upon entering into a new Senior Secured Credit Agreement dated May 2, 2014, totaling $1.9 billion and issuing $350.0 million of 5.875% Senior Notes (the “Senior Notes”) which mature on April 15, 2019, pursuant to an indenture dated May 2, 2014. The 2012 and 2014 transactions resulted in net proceeds of approximately $339.0 million and $929.9 million, respectively.

The Company used a portion of the net proceeds from both the 2012 and 2014 Refinancing Transactions to fund cash dividends to its stockholders and related cash distributions to its option holders in respect of options that were vested and unexercised as of the dividend record dates; and to fund future cash distributions to option holders in respect of service-based options that were unvested as of the dividend record dates as such options vest. The Company has paid quarterly cash distributions to option holders on an ongoing basis beginning with the quarter ended March 31, 2013 related to the 2012 debt transaction and commenced making cash distributions to option holders related to the 2014 debt transaction beginning with the quarter ended June 30, 2014. The Company expects to make additional cash distributions until all affected options have vested.

11. Recent Accounting Pronouncements

In April 2015, the FASB issued ASU 2015-3 “Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs” that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. The new guidance will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The standard applies to all entities. For public business entities, the final guidance will be effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the final guidance will be effective for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The Company will adopt ASU 2015-3 retrospectively on January 1, 2016, which will result in a reduction of both deferred financing costs, net, and long-term debt on its Condensed Consolidated Balance Sheets. The Company had deferred financing costs of $26.7 million and $29.8 million as of June 30, 2015 and December 31, 2014, respectively.

In February 2015, the FASB issued ASU No. 2015-02 Consolidation (Topic 810) Amendments to the Consolidation Analysis. This guidance focuses on a reporting company’s consolidation evaluation to determine whether certain legal entities should be consolidated. This guidance is effective for annual periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating this guidance, but does not anticipate that adoption of this guidance will have a material impact on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), regarding Accounting Standards Codification (“ASC”) Topic 606 of the same nomenclature. ASU 2014-09 represents the culmination of efforts by the FASB and the International Accounting Standards Board (“IASB”) to issue a common revenue standard. When effective, ASU 2014-09 will generally supersede the current revenue guidance included in ASC Topic 605 “Revenue” and it’s associated Subtopics. The ASU requires that an entity recognize revenue to depict the transfer of a promised good or service to its customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for such transfer. ASU 2014-09 also specifies accounting for certain costs incurred by an entity to obtain or fulfill a contract with a customer and provides for enhancements to revenue specific disclosures intended to allow users of the financial statements to clearly understand the nature, amount, timing and uncertainty of revenue and cash flows arising from an Entity’s contracts with its customers. ASU 2014-09 becomes effective for public entities for annual periods, and interim periods within annual periods, beginning after December 15, 2016. The ASU becomes effective for all other entities for annual periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. On April 1, 2015, the FASB voted to propose to defer the effective date of ASU 2014-09 by one year. The Company is currently evaluating the impact, if any; the adoption of ASU 2014-09 will have on its financial position, results of operations or cash flows.

12. Other Comprehensive Income

Changes in accumulated other comprehensive loss for the six months ended June 30, 2015 are as follows:

(In thousands)	Unrealized Gain (Loss) on Securities Net of Tax	Foreign Currency Translation Adjustments	Pension Adjustments, Net of Tax	Change in Value of Hedged Interest Rate Caps, Net of Tax	Accumulated Other Comprehensive Loss
Balance, December 31, 2014	$95	$(35,337)	$141	$—	$(35,101)

Six months ended June 30, 2015 other comprehensive (loss) income	(7)	8,694	—	—	8,687

Balance, June 30, 2015	$88	$(26,643)	$141	$—	$(26,414)

The tax impact on the components of other comprehensive (loss) income was as follows:

	Three Months Ended June 30, 2015
(In thousands)	Gross Balance	Tax Impact	Net of Tax
Unrealized loss on securities	$4	$(2)	$2
Foreign currency translation adjustments	38,322	—	38,322

Total other comprehensive loss	$38,326	$(2)	$38,324

	Three Months Ended June 30, 2014
(In thousands)	Gross Balance	Tax Impact	Net of Tax
Unrealized gain on securities	$18	$(14)	$4
Foreign currency translation adjustments	19,615	—	19,615
Pension adjustments	—	—	—
Change in value of hedged interest rate caps	(4)	1	(3)
Less: reclassification adjustment for interest rate cap related interest expense included in net income	758	(307)	451

Total other comprehensive income	$20,387	$(320)	$20,067

	Six Months Ended June 30, 2015
(In thousands)	Gross Balance	Tax Impact	Net of Tax
Unrealized loss on securities	$3	$(10)	$(7)
Foreign currency translation adjustments	8,694	—	8,694

Total other comprehensive loss	$8,697	$(10)	$8,687

	Six Months Ended June 30, 2014
(In thousands)	Gross Balance	Tax Impact	Net of Tax
Unrealized loss on securities	$(564)	$229	$(335)
Foreign currency translation adjustments	27,702	—	27,702
Pension adjustments	—	—	—
Change in value of hedged interest rate caps	(6)	—	(6)
Less: reclassification adjustment for interest rate cap related interest expense included in net income	1,135	(458)	677

Total other comprehensive income	$28,267	$(229)	$28,038

13. Debt

Retired Senior Secured Credit Facilities

On May 2, 2014, the Company completed a refinancing of all of its outstanding debt (the “2014 Refinancing Transaction”). As part of this transaction, the Term Loan Facility (the “Retired Term Loan Facility”) and Revolving Credit Facility (the “Retired Revolver”) outstanding on that date were retired. The Company’s borrowings outstanding under the Retired Term Loan Facility on the date of the 2014 Refinancing Transaction were $1.3 billion, which reflects the 2013 mandatory annual excess cash flow principal prepayment (“ECF”) of $7.9 million made in March 2014. The Company had $0.6 million of letters of credit outstanding, related to certain operating leases and no other borrowings outstanding under the Retired Revolver at the time of the 2014 Refinancing Transaction.

New Senior Secured Credit Facilities

As part of the 2014 Refinancing Transaction, the Company entered into new senior secured credit facilities (the “Senior Secured Credit Facilities”) pursuant to a credit agreement (the “Credit Agreement”) dated May 2, 2014. The Credit Agreement provides Senior Secured Credit Facilities inclusive of:

•	a term loan facility (the “Term Loan Facility”) in an aggregate principal amount of $1.9 billion with a maturity date of May 2, 2021; and

•	a revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $160.0 million with a maturity date of May 2, 2019.

The Revolving Credit Facility includes a $20.0 million borrowing sublimit for letters of credit and a $25.0 million sublimit for borrowings on same-day notice. At June 30, 2015 and December 31, 2014 the Company had $0.6 million of letters of credit outstanding related to certain operating leases and no other borrowings outstanding under the Revolving Credit Facility and Retired Revolver, respectively.

Original Issue Discount and Debt Financing Costs

The Company evaluated the 2014 Refinancing Transaction as to whether borrowings were extinguished or modified on a lender-by-lender basis. At the date of the 2014 Refinancing Transaction, the Company had $18.0 million of original issue discount (“OID”) and $19.3 million of deferred financing costs recorded in its consolidated financial statements related to the Retired Senior Secured Credit Facilities. Of these amounts, $8.2 million and $8.9 million, respectively, were recorded as part of the Company’s loss on extinguishment of debt in the quarter ended June 30, 2014. Additionally, the Company incurred $9.5 million of OID and $16.2 million in transactions costs with third parties related to entering into the Senior Secured Credit Facilities on May 2, 2014. Of these amounts, $1.7 million of the OID included in the loss on extinguishment of debt and $5.0 million of the transaction costs were expensed as incurred and are also presented in the extinguishment of debt recorded in the year ended December 31, 2014.

Upon completion of the 2014 Refinancing Transaction, the Company had $17.6 million of OID and $21.6 million of transaction costs with third parties recorded in its consolidated financial statements in Borrowings, net of current portion and original issue discount and deferred financing costs, net, respectively, related to its Senior Secured Credit Facilities. These amounts are being amortized over the term of the Senior Secured Credit Facilities using the effective interest rate method. During the three and six month periods ended June 30, 2015 and 2014, the Company recorded $1.5 million and $1.9 million, respectively, and $2.9 million and $2.8 million, respectively, of amortized interest expense, related to the capitalization of deferred financing costs and accretion of OID, in its Condensed Consolidated Statements of Operations. Of the amounts recorded in the three and six months ended June 30, 2014, $0.9 million and $3.7 million related to the Retired Senior Secured Credit Facilities.

Interest and Fees

Borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to, at the Company’s option, either (a) LIBOR plus an applicable margin or (b) the highest of (1) the prime commercial lending rate announced by Bank of America as its “prime rate,” (2) the federal funds effective rate plus 0.50% and (3) the one-month LIBOR rate plus 1.00%, plus an applicable margin. The base rate and LIBOR rate in respect of the Term Loan Facility are subject to interest rate floors of 2.00% and 1.00%, respectively. The initial applicable margin for borrowings under the Senior Secured Credit Facilities will be 2.75% with respect to base rate borrowings and 3.75% with respect to LIBOR borrowings. The applicable margin under the Revolving Credit Facility may be reduced subject to Opco attaining certain first lien leverage ratios as defined in the Credit Agreement.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, the Company is required to pay a commitment fee of 0.50% per annum to the lenders under the Revolving Credit Facility in respect of the unutilized commitments. The commitment fee rate may be reduced to 0.375% and to 0.25% subject to Opco reducing its first lien leverage ratio to 4.5:1.0 and 4.0:1.0, respectively. As of June 30, 2015, Opco’s first net lien leverage ratio was less than 4.0:1.0, and the commitment fee rate was reduced to 0.25%. The Company is also required to pay customary letter of credit fees.

Interest on outstanding borrowings and the commitment fee on the unutilized portion of the Revolving Credit Facility are payable in arrears at the end of each calendar quarter commencing with the quarter ended June 30, 2014. During the three and six months ended June 30, 2015 and 2014, the Company recorded and paid interest on its Term Loan of $22.6 million and $19.1 million, respectively, and $45.1 million and $31.2 million, respectively. Of the amounts recorded in the three and six months ended June 30, 2014, $4.3 million and $16.4 million, respectively, related to the Retired Senior Secured Credit Facilities.

During the three and six month periods ended June 30, 2015, the Company recorded and paid commitment fees on the Revolving Credit Facility and letters of credit in the amounts of $0.1 million and $0.3 million, respectively. During the three and six months ended June 30, 2014, the Company recorded and paid commitment fees on the Revolving Credit Facility and letters of credit in the amounts of $0.3 million and $0.5 million, respectively. During the three and six months ended June 30, 2014, the Company recorded and paid commitment fees on the Retired Revolver and letters of credit in the amounts of $0.3 million and $0.5 million, respectively.

Payments and Prepayments

The Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 0.25% of the original principal amount of the Term Loan Facility, or $4.8 million per quarter, beginning with the quarter ended September 30, 2014 with any remaining unpaid principal balance being payable on the May 2, 2021 maturity date. Principal amounts outstanding under the Revolving Credit Facility are due and payable in full on the May 2, 2019 maturity date.

The Company may voluntarily prepay outstanding loans under the Senior Secured Credit Facilities at any time without premium or penalty, other than customary breakage costs with respect to LIBOR loans. Prior to November 2, 2014, if Opco had entered into any such repricing transactions with respect to the Term Loan Facility, a 1% premium would have been payable in respect of the repriced loans.

The Senior Secured Credit Facilities contain certain mandatory prepayment requirements. Among these are (i) an ECF payment and (ii) payments related to certain asset sales. Determination of any mandatory prepayment amount is based on pre-established formulas as set forth in the Credit Agreement. ECF payments are applicable to each fiscal year commencing with the year ending December 31, 2015. The ECF payment percentage is 50% of excess cash flow as defined in the Credit Agreement but can be reduced to 25% of excess cash flow pursuant to Opco achieving a first lien leverage ratio (as defined in the Credit Agreement) of 4.5:1.0, and can be further reduced to 0% should Opco achieve a first lien leverage ratio of 4.0:1.0. If the leverage ratio on December 31,

2015 is less than or equal to 4.0:1.0, there will be no ECF payment due. Mandatory prepayments are applied to the scheduled installments of principal of the Term Loan Facility in direct order of maturity; furthermore, pursuant to the terms of the Credit Agreement, individual lenders may opt to refuse all or a portion of their proportionate share of any offered ECF payment. In such event, the declined amount of the prepayment may be retained by the Company.

Guarantees

All obligations under the Senior Secured Credit Facilities are unconditionally guaranteed by Intermediate and each existing and subsequently acquired or newly formed direct or indirect wholly owned domestic subsidiary of Opco (subject to certain exceptions).

All obligations under the Senior Secured Credit Facilities and the guarantees of such obligations are secured, subject to permitted liens and other exceptions, by substantially all of the assets of Opco and each subsidiary guarantor, including (i) a perfected first-priority pledge of all the equity interests of Opco and each wholly-owned, material subsidiary of Opco directly held by Opco or a subsidiary guarantor (limited to 65% of voting stock in the case of foreign subsidiaries) and (ii) a perfected first-priority security interest in and mortgage on, substantially all tangible and intangible personal property and material fee-owned real property of Opco and the subsidiary guarantors (subject to certain exclusions).

Covenants

The Senior Secured Credit Facilities contain a number of negative covenants that, subject to certain exceptions, restrict Opco’s (and the restricted subsidiaries of Opco) ability to incur additional indebtedness, issue additional guarantees, create or incur liens, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions or repurchase its capital stock, change its lines of business, make investments, loans or advances, prepay, redeem or repurchase certain subordinated indebtedness, make certain acquisitions, engage in certain transactions with affiliates, amend material agreements governing certain subordinated indebtedness, change its fiscal year and change the passive holding company status of Intermediate. The Senior Secured Credit Facilities also include affirmative covenants and events of default. Events of default include customary events of default including the failure to comply with any affirmative or negative covenant or a change in control of Opco. Certain events of default are subject to a right to cure.

The Senior Secured Credit Facilities contain the following financial covenant:

If on the last day of any test period, defined as the end of the most recently completed four consecutive fiscal quarters, the sum of (a) the aggregate principal amounts under the Revolving Credit Facility then outstanding, plus (b) the aggregate principal amount of any Swingline Loans then outstanding, plus (c) the amount of all letter of credit disbursements then outstanding exceeds 30.0% of the aggregate principal amount available under the Revolving Credit Facility, Opco’s first lien net leverage ratio (as defined in the Credit Agreement) is not to exceed 7.25:1.0.

In an event of default, the lenders under the Senior Secured Credit Facilities will be entitled to take various actions, including the acceleration of all amounts due under the Senior Secured Credit Facilities and all actions permitted to be taken by a secured creditor.

As of June 30, 2015 and December 31, 2014, the Company was not subject to any financial covenant testing under its Senior Secured Credit Facilities.

Senior Notes due 2019

On July 29, 2010, the Company issued $700.0 million 10.25% senior notes (the “Retired Senior Notes”) which were due to mature on August 1, 2018, pursuant to an indenture, dated as of July 29, 2010. On May 2, 2014, the Company redeemed these notes at a redemption price of 107.4% of the principal amount as part of the 2014 Refinancing Transaction.

On May 2, 2014, the Company issued, at par, $350.0 million 5.875% senior notes (the “Senior Notes” or “Senior Notes due 2019”) which mature on April 15, 2019, pursuant to an indenture (the “Senior Notes Indenture”), dated as of May 2, 2014, among Opco, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

The Senior Notes due 2019 are Opco’s senior unsecured obligations and rank senior in right of payment to any future subordinated indebtedness; rank equally in right of payment with all of Opco’s existing and future senior indebtedness; are effectively subordinated in right of payment to Opco’s existing and future secured obligations, including indebtedness under the Senior Secured Credit Facilities, to the extent of the value of the assets securing such obligations; and are structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of Opco’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to Opco or one of Opco’s guarantor subsidiaries).

Guarantees

The Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by each of Opco’s existing and future direct or indirect wholly owned domestic subsidiaries that guarantee Opco’s obligations under its Senior Secured Credit Facilities.

Each subsidiary guarantee ranks senior in right of payment to all future subordinated indebtedness of the subsidiary guarantor; ranks equally in right of payment with all existing and future senior indebtedness of the subsidiary guarantor; is effectively subordinated in right of payment to all existing and future secured obligations of the subsidiary guarantors, including their guarantee of indebtedness under the Senior Secured Credit Facilities, to the extent of the value of the assets securing such indebtedness; and is effectively subordinated in right of payment to all existing and future indebtedness and other liabilities, including trade payables, of any subsidiary that is not also a guarantor of the Senior Notes. Any subsidiary guarantee of the Senior Notes shall automatically terminate and the subsidiary guarantor shall be released and discharged from all obligations upon the occurrence of certain customary release provisions for the subsidiary guarantors under the Senior Notes. The Senior Notes are unsecured, and, as such, no assets are pledged for this agreement.

Optional Redemption

At any time prior to April 15, 2015, the Company may redeem all or a part of the Senior Notes, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the “Applicable Premium” as defined in the Senior Notes Indenture, and accrued and unpaid interest to the date of redemption, subject to the rights of holders of Senior Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after April 15, 2015, the Company may redeem the Senior Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of the Senior Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on April 15 of each of the years indicated below:

Year	Percentage
2015	102.0%
2016	101.0%
2017 and thereafter	100.0%

Prior to April 15, 2015, the Company may, at its option, on one or more occasions redeem up to 100% of the aggregate principal amount of Senior Notes at a redemption price equal to 102.0% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of a qualified equity issuance, as defined in the Senior Notes Indenture; provided that such redemption occurs within 120 days of the date of closing of such qualified equity issuance.

In the event of a change of control, unless the Company has previously or concurrently mailed a redemption notice with respect to all the outstanding Senior Notes, the Company is required to make an offer to purchase all of the Senior Notes at a price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase, subject to the right of holders of the Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date.

Covenants

The Senior Notes Indenture contains covenants limiting Opco’s ability and the ability of its restricted subsidiaries to incur additional debt or issue certain preferred shares, pay dividends on or make other distributions in respect of Opco’s capital stock or make other restricted payments, make certain investments, sell or transfer certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of Opco’s assets, enter into certain transactions with Opco’s affiliates, and designate Opco’s subsidiaries as unrestricted subsidiaries.

The Senior Notes Indenture also provides for other customary warranties and nonfinancial covenants which, if violated, would create events of default and would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable.

As of June 30, 2015, the Company was in compliance with the covenants included in the Senior Notes Indenture.

Original Issue Discount and Debt Financing Costs

At the date of the 2014 Refinancing Transaction, the Company had $9.4 million of OID and $10.5 million of deferred financing costs recorded in its consolidated financial statements related to the Retired Senior Notes. Of these amounts, $7.4 million and $8.3 million, respectively, were recorded as part of the Company’s loss on extinguishment of debt in the quarter ended June 30, 2014. In addition, the Company paid $51.5 million in premium payments related to the Retired Notes as part of the 2014 Refinancing Transaction; $41.0 million of this amount was included in the loss on extinguishment of debt. The $10.5 million in premium that was not included in the loss on extinguishment of debt is accounted for as OID as it is deemed to represent fees paid directly to the lenders under US GAAP. Finally, the Company incurred $6.4 million in new transactions costs with third parties related to the issuance of its Senior Notes due 2019 of which $1.6 million was expensed in the loss on extinguishment of debt. Amounts of Opco’s legacy and newly incurred OID and transactions costs not included in the loss on extinguishment of debt are carried forward as part of the new debt and are accounted for as documented below.

Upon completion of the 2014 Refinancing Transaction, the Company had $12.5 million of OID and $7.0 million of transaction costs with third parties recorded in its consolidated financial statements in Borrowings, net of current portion and original issue discount and Deferred financing costs, net, respectively, related to the Senior Notes. These amounts are being amortized over the term of the Senior Notes using the effective interest rate method.

Interest

Interest on the Senior Notes accrues at the rate of 5.875% per annum and is payable semi-annually in arrears on April 15, and October 15, to holders of the Senior Notes of record on the immediately preceding April 1, and October 1, with payments commencing on October 15, 2014.

At June 30, 2015 and December 31, 2014, the Company had $4.3 million and $4.3 million, respectively, of unpaid interest on the Senior Notes, respectively, accrued in its Condensed Consolidated Balance Sheets. During the three and six months ended June 30, 2015, the Company recorded amortized interest expense related to the capitalization of deferred financing costs of $0.3 million and $0.7 million, respectively, and amortized interest expense related to the accretion of OID of $0.6 million and $1.2 million, respectively, in its Condensed Consolidated Statements of Operations. During the three and six months ended June 30, 2014, the Company recorded amortized interest expense related to the capitalization of deferred financing costs of $0.5 million and $1.1 million, respectively, and amortized interest expense related to the accretion of OID of $0.6 million and $1.2 million, respectively, in its Condensed Consolidated Statements of Operations. Of the amounts recorded in the three and six months ended June 30, 2014, $0.5 million and $1.6 million, respectively, related to the Retired Notes.

Senior PIK Toggle Notes Due 2017

On December 18, 2012, the Company issued the Toggle Notes which mature on December 15, 2017, pursuant to an indenture, dated as of December 18, 2012 (the “Toggle Notes Indenture”), among the Company and the Bank of New York Mellon Trust Company, N.A., as trustee. The Toggle Notes are the Company’s senior unsecured obligations and rank pari passu in right of payment to any future senior indebtedness; rank structurally subordinated to all existing and future indebtedness and other liabilities of the subsidiaries of the Company, except to the extent the Toggle Notes are guaranteed by any subsidiary of the Company in the future; are effectively subordinated to all future secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness; and rank senior in right of payment to any future subordinated indebtedness of the Company. The Toggle Notes are not guaranteed by any subsidiaries of the Company. The Toggle Notes will be structurally subordinated to indebtedness and other liabilities of subsidiaries of the Company that do not guarantee the Toggle Notes. The Company is an indirect holding company of Opco and its subsidiaries, with no material operations of its own and only limited assets or operations other than the indirect ownership of all of the capital stock of Opco. Accordingly, the Company is dependent upon the distribution of the earnings of its subsidiaries, whether in the form of dividends, advances, payments on account of intercompany obligations or otherwise, to service its debt obligations. Claims of creditors of such subsidiaries, including trade creditors, and claims of preferred stockholders of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of the Company’s creditors, including holders of the Toggle Notes. In addition, the Toggle Notes are unsecured, and, as such, no assets are pledged for this agreement. Interest on the Toggle Notes accrues at the rate of 8.25% per annum and is payable semiannually on June 15 and December 15, commencing June 15, 2013, to holders of the notes of record on the immediately preceding June 1 and December 1. The initial interest payment on the Toggle Notes must be paid in cash; however, subsequent interest payments can be made in either cash or Payment in Kind Interest (“PIK Interest”). PIK Interest is an increase in the initial principal amount of the notes, or the issuance of new notes. Cash interest will accrue on the PIK Interest at 9.00% per annum. During both the three and six months ended June 30, 2015 and 2014, the Company made interest payments of $14.4 million.

Optional Redemption

After December 15, 2013, the Company may redeem the Toggle Notes, in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record of the Toggle Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on December 15 of each of the years indicated below:

Year	Percentage
2014	101.0%
2015 and thereafter	100.0%

Covenants

The Toggle Notes Indenture contains covenants limiting the Company’s ability and the ability of its restricted subsidiaries to incur additional debt or issue certain preferred shares, pay dividends on or make other distributions in respect of the Company’s capital stock or make other restricted payments, make certain investments, sell or transfer certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets, enter into certain transactions with the Company’s affiliates, and designate the Company’s subsidiaries as unrestricted subsidiaries.

The Toggle Notes Indenture also provides for other customary warranties and nonfinancial covenants which, if violated, would create events of default and would permit or require the principal of and accrued interest on the Toggle Notes to become or to be declared due and payable. In the event of a default, any required payments would be subject to the same limitations as the regular debt service payments and payments required under a change in control, which are discussed above.

As of June 30, 2015 and December 31, 2014, the Company was in compliance with its Toggle Note covenants.

Original Issue Discount and Debt Financings Costs

In connection with the Toggle Notes, the Company incurred debt financing costs of $7.4 million, of which $5.3 million represented direct issuance costs and commitment fees paid to the underwriters and $2.1 million represented transaction costs incurred with third parties. These costs were capitalized as deferred financing costs and reported in Deferred Financing Costs on the Consolidated Balance Sheet, net of amortization, for the year ended December 31, 2012. These costs are being amortized over the term of the debt instrument using the effective interest rate method.

The OID with regard to the Toggle Notes totaled $2.1 million at December 31, 2014. The original issue discount is being amortized over the life of the loan using the effective interest rate method. At June 30, 2015 and December 31, 2014, the Company had $1.2 million and $1.2 million, respectively, of unpaid interest on the Toggle Notes accrued in its Consolidated Balance Sheet. During the three and six months ended June 30, 2015 and 2014, the Company recorded $0.5 million and $0.5 million, respectively, and $1.1 million and $1.1 million, respectively, of amortized interest expense, related to the capitalized debt financing costs and debt discount accretion, in its Consolidated Statement of Operations.

Total Borrowings

Total borrowings consisted of the following at (in thousands):

	June 30, 2015	December 31, 2014
Short-Term Debt:
Revolving Credit Facility	$—	$—
Term Loan Facility	19,000	19,000

Net Short-Term Debt:	$19,000	$19,000

Long-Term Debt:
Term Loan Facility	$1,862,000	$1,871,500
Senior Notes	350,000	350,000
Toggle Notes	350,000	350,000
Less Original Issue Discount—Term Loan Facility	(14,585)	(15,871)
Less Original Issue Discount—Senior Notes	(9,584)	(10,828)
Less Original Issue Discount—Toggle Notes	(1,727)	(2,077)

Net Long-Term Debt	$2,536,104	$2,542,724

The future minimum principal payments due under the Senior Secured Credit Facilities, Senior Notes due 2019 and Toggle Notes are as follows (in thousands):

Principal Payments
Remainder of 2015	$9,500
2016	19,000
2017(a)	369,000
2018	19,000
2019(b)	369,000
2020 and thereafter	1,795,500

Total	$2,581,000

(a)	Included in the 2017 balance is the $350.0 million principal balance of the Toggle Notes due upon maturity in a lump sum payment on December 15, 2017.
(b)	Included in the 2019 balance is the $350.0 million principal balance of the Senior Notes due 2019 due upon maturity in a lump sum payment on April 15, 2019.

14. Derivatives

Interest Rate Cap- Cash Flow Hedge

The Company is exposed to certain risks arising from both its business operations and economic conditions. In the past, the Company has managed its exposure to some of its interest rate risks by the use of derivative financial instruments in the form of interest rate caps. These interest rate caps hedged portions of the Company’s variable rate debt and contractually expired on September 30, 2014. The Company used derivatives for risk management purposes and not for speculative purposes.

The Company made a final cash payment related to the interest rate caps in the third quarter of 2014 in the amount of $0.4 million. No further accrual remains as of June 30, 2015.

The table below presents the Company’s gain recognized in Accumulated Other Comprehensive Income (“AOCI”) related to the interest rate caps for the following reporting periods ended:

(In thousands)	Three Months Ended June 30, 2014
Amount of income recognized in other comprehensive income, net of taxes:
Interest rate caps	$448

(In thousands)	Six Months Ended June 30, 2014
Amount of income recognized in other comprehensive income, net of taxes:
Interest rate caps	$671

During the three and six months ended June 30, 2014, $0.4 million and $0.7 million, respectively, were reclassified from AOCI to the Company’s Condensed Consolidated Statement of Operations related to the derivative financial instruments.

As noted above, during the year ended December 31, 2014, the Company allowed the interest rate caps to expire. The Company is no longer subject to the derivatives noted above.

15. Earnings Per Share

The Company calculates its basic and diluted net income per share in conformity with the two-class method required for companies with participating securities. Under the two-class method, in periods when the Company has net income, net income is determined by allocating undistributed earnings. In computing diluted net income, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities.

The Company’s basic net income per share is calculated by dividing the net income from continuing operations attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The diluted net income per share is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, time-vested options to purchase common stock and unvested restricted stock are considered common stock equivalents.

Unaudited Pro Forma Information

Unaudited pro forma earnings per share is computed using the weighted average number of shares of common stock outstanding after giving effect to the extinguishment of a portion of the Company’s total debt, a one-time payment to the affiliates of the Sponsors in connection with the termination of the Management Agreement (Note 16. Related Party Transactions) and vesting of certain restricted stock awards and other share based payments which would be triggered upon consummation of the initial public offering contemplated by the Company. Unaudited pro forma earnings per share presented for the three and six months ended June 30, 2015 is calculated as if such transactions had occurred at the date the Company issued such shares or the beginning of the applicable period, as appropriate.

The following table sets forth the computation of basic and diluted earnings per share attributable to common stockholders:

(In thousands, except per share data)	Three Months Ended June 30,			Six Months Ended June 30,
	2015		2014	2015		2014
Net income (loss) from continuing operations attributable to stockholders		$7,273	$(57,376)		$8,253	$(47,761)
Amounts allocated to participating securities		(229)	—		(259)	—

Net income (loss) from continuing operations attributable to common stockholders		$7,044	$(57,376)		$7,994	$(47,761)

Basic weighted average common stock		149,372	149,207		149,352	149,174
Effect of dilutive securities:
Stock options		634	—		502	—
Unvested restricted stock		4	—		3	—

Dilutive weighted average common stock		150,010	149,207		149,857	149,174

Earnings per share from continuing operations attributable to common stockholders:
Basic		$0.05	$(0.38)		$0.05	$(0.32)
Diluted		$0.05	$(0.38)		$0.05	$(0.32)
Pro forma net income from continuing operations attributable to stockholders	$			$
Amounts allocated to participating securities

Pro forma net income from continuing operations attributable to common stockholders	$			$
Pro forma basic weighted average common stock
Stock options
Unvested restricted stock
Shares issued in the offering necessary to pay a one-time fee for termination of Management Agreement (Note 16)
Shares issued in the offering necessary to extinguish debt
Pro forma dilutive weighted average common stock
Pro forma earnings per share from continuing operations attributable to common stockholders:
Basic	$			$
Diluted	$			$

16. Related Parties

Management Agreement

On July 29, 2010, prior to the consummation of the Merger, certain affiliates of the Sponsors entered into a Transaction and Management Fee Agreement (the “Management Agreement”) with Merger Sub, which was assumed by Opco following the consummation of the Merger. Pursuant to the terms of the Management Agreement, such affiliates will provide monitoring, advisory and consulting services to Opco and its subsidiaries and are entitled to receive an aggregate annual management fee of $3.0 million. Under the terms of the Management Agreement, this fee may increase in the event that Opco or any of its subsidiaries enter into any business combination with another entity that is large enough to constitute a “significant subsidiary” of Opco under Regulation S-X as promulgated by the SEC. Payments of the accrued fees are made on a quarterly basis. During the three and six months ended both June 30, 2015 and 2014, the Company recorded management fees in its Condensed Consolidated Statements of Operations under the Management Agreement of $0.8 million and

$1.5 million, respectively. The amount due to such affiliates of the Sponsors at both June 30, 2015 and December 31, 2014 was approximately $0.4 million, and is included in Accrued liabilities on the Company’s Condensed Consolidated Balance Sheets.

Executive Stock Purchases

As of June 30, 2015, certain executives have purchased an aggregate of 4.1 million shares of the Company’s Common Stock for $9.00 per share, and 1.0 million shares of the Company’s Common Stock for $10.44 per share. These individuals are employees of the Company. The 4.1 million shares purchased for $9.00 per share were recorded as restricted stock liabilities within the Company’s Condensed Consolidated Balance Sheet. Refer to Note 3 “Stock-Based Compensation” for further discussion of the Company’s associated long-term restricted stock liability.

Executive Stock Purchase Agreement

Under the terms of the Employment Agreement dated September 12, 2013 between Opco and its newly appointed Chief Executive Officer, the Opco Chief Executive Officer was provided the right to execute a subscription agreement to purchase $10.0 million worth of the Company’s Common Stock, or 957,854 shares at $10.44 per share. The subscription agreement was subsequently executed on September 26, 2013. The consideration for the purchase is composed of $5.0 million cash and a $5.0 million secured, recourse promissory note issued by the Opco Chief Executive Officer to the Company on September 26, 2013. The promissory note matures upon the earlier to occur of (i) the termination of Opco’s Chief Executive Officer’s employment for “cause” (as defined in the Employment Agreement), (ii) two business days prior to the anticipated occurrence of any event (as reasonably determined by the Company) with respect to Opco’s Chief Executive Officer, which, in any such case if the promissory note were to be outstanding on and/or after such date, would result in the Note violating Section 402 of the Sarbanes-Oxley Act of 2002, and (iii) the eighteen (18) month anniversary of the promissory note issuance date. In connection with the purchase, the Opco Chief Executive Officer became a party to the Shareholders Agreement dated as of July 29, 2010, by and among, the Company and certain stockholders. The acquired shares are subject to transfer restrictions and repurchase rights following termination of employment. As of December 31, 2014, the balance of the secured, recourse promissory note was $3.4 million and was recorded as a reduction of Additional Paid-in Capital on the Company’s consolidated balance sheet. During the six months ended June 30, 2015, the secured, recourse promissory note was paid in full and there is no outstanding balance as of June 30, 2015.

Tax Sharing Agreement

Opco has entered into a tax sharing agreement with the Company. The agreement provides that the Company files a consolidated federal tax return, and that any determined tax liability/benefit shall be apportioned between the Company and Opco, as if Opco had filed a return on a stand-alone basis.

17. Pension Plan

Interactive Data Pension Plan (U.K.)

The Company’s U.K. employees are eligible for an Interactive Data Pension Plan (the “U.K. Plan”) effective October 1, 2010. The U.K. Plan is a defined contribution plan that matches employee contributions depending on hire date and age band up to a maximum amount. The Company recorded expense in the Statements of Operations of $0.7 million and $0.8 million for the three months ended June 30, 2015 and 2014, respectively, and $1.5 million and $1.7 million for the six months ended June 30, 2015 and 2014, respectively, related to the U.K. Plan.

18. Subsequent Events

The Company has evaluated all events and transactions that occurred after the balance sheet date of June 30, 2015 up through the issuance of these consolidated financial statements on September 1, 2015. On July 21, 2015, the Company effected a 1-for-9 reverse stock split (Note 2) which has been reflected in the accompanying financial statements and footnotes. The Company determined there were no other material recognized or unrecognized subsequent events.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and [Nasdaq][the NYSE] listing fee.

Amount to be paid
SEC Registration Fee	$	*
FINRA Filing Fee		*
Initial [Nasdaq][NYSE] Listing Fee		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be listed in amendment.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our second amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the full extent authorized by the DGCL.

Further, prior to the completion of the offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in our amended and restated bylaws or the DGCL. Such agreements may require us, among other things, to advance expenses and otherwise indemnify our executive officers and directors against certain liabilities that may arise by reason of their status or service as executive officers or directors, to the fullest extent permitted by law. We intend to enter into indemnification agreements with any new directors and executive officers in the future. We intend the indemnification agreements that we enter into with directors affiliated with either Silver Lake or Warburg Pincus to provide that we have the primary obligation to indemnify Silver Lake or Warburg Pincus, as applicable, and their affiliates for expenses and indemnification obligations that we provide to their officers and directors.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the Board of Directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the Board of Directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

Except as otherwise indicated, all information in this Item 15 gives effect to the 1-for-9 reverse stock split of our outstanding common stock to be effected prior to this offering. In the three years prior to July 24, 2015, the registrant sold the following unregistered securities:

On September 26, 2013, Dr. Daffron, our President and Chief Executive Officer, exercised a right provided in his employment agreement to purchase $10.0 million worth of our common stock, or 957,854 shares, at $10.44 per share pursuant to a subscription agreement. The consideration for this purchase was composed of $5.0 million cash and a $5.0 million secured, recourse promissory note issued by Dr. Daffron to us on September 26, 2013. The promissory note matured and was paid on March 23, 2015.

The issuance of the securities described above was deemed exempt from registration under the Securities Act under Section 4(a)(2) as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. See Exhibit Index immediately following the signature page hereto which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. Condensed Financial Information of the Registrant is included in the registration statement beginning on page F-51 and Valuation and Qualifying Accounts are included in the registration statement beginning on page F-54.

Item 17. Undertakings

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3) The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of Securities Act of 1933, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bedford, State of Massachusetts, on October 9, 2015.

INTERACTIVE DATA HOLDINGS CORPORATION

By:	/S/ STEPHEN C. DAFFRON
Stephen C. Daffron President and Chief Executive Officer

The undersigned directors and officers of Interactive Data Holdings Corporation hereby constitute and appoint Stephen C. Daffron and Vincent Chippari and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys in fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys in fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereto.

Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney have been signed by the following persons in the capacities indicated on October 9, 2015.

Signature	Title

/S/ STEPHEN DAFFRON	President and Chief Executive Officer (Principal Executive Officer)
Stephen Daffron

/S/ VINCENT CHIPPARI	Managing Director, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)
Vincent Chippari

/S/ MICHAEL BINGLE	Director
Michael Bingle

/S/ CARY DAVIS	Director
Cary Davis

/S/ SEAN DELEHANTY	Director
Sean Delehanty

/S/ JAMES NEARY	Director
James Neary

/s/ JOSEPH OSNOSS	Director
Joseph Osnoss

Signature	Title

/S/ ANDREW PROZES	Director
Andrew Prozes

/S/ CHANDLER REEDY	Director
Chandler Reedy

/S/ MASON SLAINE	Chairman of the Board and Executive Chairman
Mason Slaine

EXHIBIT INDEX

Exhibit Number	Description

1.1†	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger, dated May 3, 2010, among Hg Investors LLC, Igloo Merger Corporation and Interactive Data Corporation

3.1†	Form of Second Restated Certification of Incorporation of Interactive Data Holdings Corporation

3.2†	Form of Second Amended and Restated Bylaws of Interactive Data Holdings Corporation

4.1	Indenture, dated as of December 18, 2012, between Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation) and the Bank of New York Mellon Trust Company, N.A., as Trustee, governing the PIK Toggle Notes

4.2	Indenture, dated as of May 2, 2014, among Interactive Data Corporation, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, governing the 5.875% Senior Notes due 2019

5.1	Form of Opinion of Simpson Thacher & Bartlett LLP

10.1	Credit Agreement, dated May 2, 2014, among Interactive Data Corporation, Igloo Intermediate Corporation, Bank of America, N.A., as administrative and collateral agent, joint lead arranger and joint bookrunner, Goldman Sachs Bank (USA), as joint lead arranger, joint bookrunner and co-syndication agent, Barclays Bank PLC, as joint bookrunner and co-syndication agent, Credit Suisse Securities (USA) LLC and UBS Securities LLC, as joint bookrunners and documentation agents, and Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as joint bookrunners and co-managers

10.2	Master Guarantee Agreement, dated May 2, 2014, among Interactive Data Corporation, Igloo Intermediate Corporation and the other guarantor thereto and Bank of America, N.A., as administrative agent and collateral agent

10.3	Collateral Agreement, dated May 2, 2014, among Interactive Data Corporation, Igloo Intermediate Corporation and the other guarantors thereto and Bank of America, N.A., as collateral agent

10.4	Copyright Security Agreement, dated May 2, 2014, between Interactive Data Corporation and Bank of America, N.A., as collateral agent

10.5	Patent Security Agreement, dated May 2, 2014, between Interactive Data Corporation and Bank of America, N.A., as collateral agent

10.6	Trademark Security Agreement, May 2, 2014, between Interactive Data Corporation and Bank of America, N.A., as collateral agent

10.7*	Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation) 2010 Stock Incentive Plan

10.8*	Amendment No. 1 to the Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation) 2010 Stock Incentive Plan, dated September 15, 2010

10.9*	Amendment No. 2 to the Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation) 2010 Stock Incentive Plan, dated January 5, 2011

10.10*	Amendment No. 3 to the Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation) 2010 Stock Incentive Plan, dated September 5, 2013

10.11*	Amendment No. 4 to the Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation) 2010 Stock Incentive Plan, dated September 23, 2014.

10.12*	Form of Option Grant Notice and Agreement (time vesting and performance vesting) under the Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation) 2010 Stock Incentive Plan

Exhibit Number	Description

10.13†*	Form of Interactive Data Holdings Corporation 2015 Incentive Plan

10.14†*	Form of Option Grant Notice and Agreement (time vesting and performance vesting) under the Interactive Data Holdings Corporation 2015 Incentive Plan

10.15	Transaction and Management Fee Agreement, dated as of July 29, 2010, among Igloo Merger Corporation, Silver Lake Management Company III, L.L.C. and Warburg Pincus LLC, which agreement was assumed by Interactive Data Corporation

10.16†	Form of Amended and Restated Shareholders Agreement among the investors named therein, Interactive Data Corporation, Igloo Intermediate Corporation and Interactive Data Holdings Corporation

10.17	Registration Rights Agreement, dated as of July 29, 2010, among the investors named therein, Interactive Data Corporation, Igloo Intermediate Corporation and Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation)

10.18†*	Employment Agreement, dated as of August 4, 2010, between Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation), Interactive Data Corporation and Mason Slaine

10.19†*	Option Grant Notice and Agreement, dated August 4, 2010, between Mason Slaine and Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation)

10.20†*	Side Letter Agreement, dated as of August 4, 2010, among Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation) and Mason Slaine

10.21†*	Letter Agreement, dated December 18, 2012, between Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation) and Mason Slaine

10.22†*	Letter Agreement, dated September 12, 2013, between Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation), Interactive Data Corporation and Mason Slaine

10.23†*	Letter Agreement, dated February 25, 2014, between Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation), Interactive Data Corporation and Mason Slaine

10.24†*	Employment Agreement, dated as of September 12, 2013, between Interactive Data Corporation and Stephen Daffron

10.25†*	Option Grant Notice and Agreement, dated September 23, 2013, between Stephen Daffron and Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation)

10.26†*	Subscription Agreement, dated as of September 26, 2013, between Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation) and Stephen Daffron

10.27†*	Confidentiality, Non-Interference, and Invention Assignment Agreement, dated September 12, 2013, executed by Stephen Daffron

10.28†*	Employment Agreement, dated July 24, 2014, between Tim Noble and Interactive Data Corporation

10.29†*	Employment Agreement, dated May 21, 2012, between Andrew Hausman and Interactive Data Corporation

10.30†*	Employment Agreement, dated as of September 17, 2010, between Interactive Data Corporation and Vincent Chippari

10.31†*	Confidentiality, Non-Interference, and Invention Assignment Agreement, dated October 13, 2010, executed by Vincent Chippari

10.32†*	Employment Agreement, dated as of September 15, 2010, between Interactive Data Corporation and Alexander Goor

10.33†*	Confidentiality, Non-Interference, and Invention Assignment Agreement, dated September 15, 2010, executed by Alexander Goor

Exhibit Number	Description

10.34†*	Employment Agreement, dated as of October 8, 2010, between Interactive Data Corporation and Jay Nadler

10.35†*	Confidentiality, Non-Interference, and Invention Assignment Agreement, dated September 29, 2010, executed by Jay Nadler and acknowledged and agreed to by Interactive Data Corporation

10.36†*	Restricted Stock Grant Notice and Agreement, dated May 13, 2011, between Igloo Holdings Corporation (n/k/a Interactive Data Holdings Corporation) and Andrew Prozes

10.37†*	Confidentiality Agreement, dated May 5, 2011, executed by Andrew Prozes

10.38†*	Director Compensation Agreement for Andrew Prozes, dated May 13, 2011, executed by Interactive Data Corporation

10.39*	Interactive Data Corporation Severance Plan and Summary Plan Description for U.S. Employees, effective January 1, 2013

10.40*	Sponsor Indemnification Side Letter, dated March 28, 2011, among Interactive Data Corporation, Igloo Intermediate Corporation, Igloo Holdings Corporation, Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Silver Lake Partners III, L.P. and Silver Lake Technology Investors III, L.P.

10.41†*	Form of Director and Executive Officer Indemnification Agreement

10.42*	Form of Confidentiality, Non-Interference, and Invention Assignment Agreement

21.1	Subsidiaries of Holdings

23.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

23.3	Consent of Burton-Taylor International Consulting LLC

23.4	Consent of the TABB Group, LLC

24.1	Power of Attorney (included in the signature page to this Registration Statement)

*	Management contract or compensation plan or arrangement.
†	To be filed by amendment.